8

06015844

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC North West Telecom

*CURRENT ADDRESS

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05197 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/6/06

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082-05797

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

PRELIMINARILY APPROVED	APPROVED
by the Board of Directors	by the annual general meeting of the shareholders
of OJSC NWT	of OJSC NWT
Minutes of the Meeting of 19.05.2006	Minutes of the Meeting of _____2006 No. ___
No. 19-01/14(06)	
Chairperson	Chairperson
of the Board of Directors	of the general meeting of the shareholders
___________	___________
V.N. Yashin	

ANNUAL REPORT
of the OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
FOR THE YEAR 2005

ARIS
12-21-05

General Manager V.A. Akulich

Chief Accountant

Located at: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 0.191186

Date of state registration and registration No. of the Company.
Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381.
Certificate of state registration No.2717

ADDRESS OF THE GENERAL MANAGER

Dear Shareholders,

You are holding the annual report of the Open Joint-Stock Company North-West Telecom, in which you will find complete information on the key accomplishments of the Company in 2005.

The year 2005 that has expired has been quite successful for OJSC NWT and its shareholders. The Company has fulfilled the tasks set by the Board of Directors, carried out a large-scale structural reorganization and improved its financial performance, which facilitated a significant growth of its capitalization (by 81%), while the index of AK&M-Svyaz grew only by 25% in 2005.

In 2005 we faced the tasks of improving our operations efficiency and restructuring the principles of dealing with clients. To resolve these large-scale tasks, we developed a plan of Company restructuring during the year, and, starting from November 2005, OJSC NWT adopted a new, unified organizational structure of its branches, having reduced the number of management tiers and having brought its branches to comparable conditions. The functional principle of management has been introduced by OJSC NWT.

As a result, the Company has replaced technocratic principles of doing business by commercial principles, and the personnel number has been all in all reduced by 18%.

The year 2005 has become the first year from the start of the united Company's activities, when the income growth rate exceeded the operating expenses growth rate. This has become possible as a result of implementing the cost reduction programme that was adopted early in the year: the total amount of expenses reduction in the framework of the programme was 367,000,000 roubles in 2005.

In 2005 the Company showed good financial and economic results, having exceeded the figures planned both in the original business plan for 2005 and in the plan adjusted taking into account the costs reduction programme. The Company achieved an essential increase in such an important parameter as EBITDA to 5,454 million roubles, which is 49.2% higher than in 2004 and improved the EBITDA and net profit figures as compared to the plan, having achieved 26.8% and 9.0% respectively.

The total proceeds of the Company for the year 2005 increased by 32.7% as compared to the previous year and amounted to 20,383 million roubles, and the growth of proceeds in comparable indices (taking into account the operation results of the affiliated OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi) has been 14.6%.

OJSC NWT's net profit for 2005 grew in comparable indices by 26.6% and amounted to 1,844 million roubles. In 2005 the Company did much to recover accounts receivable. The total accounts receivable of the year was reduced by 16.8% to 2,235 million roubles, while accounts receivable for communication services was reduced by 26.5% to 1,691 million roubles.

The investment plan of OJSC North-West Telecom for 2005 was fulfilled 102% and the number capacity commissioning plan was exceeded by 6%. 391.9 thousand numbers were put into operation in 2005, including 125.1 thousand new ones. Thus, the installed capacity of OJSC NWT as of the end of 2005 was 4,807.5 thousand numbers. The network digitalization level reached 54%. The queue for telephone installation was reduced in 2005 from 203.1 thousand to 109.3 thousand applications (taking into account newly received requests).

In 2005 the Company completed the construction of the multiservice network throughout its servicing territory. The powerful multiservice network makes it possible to provide a wide range of high-tech integrated services – multimedia, IT TV, video on demand, broadband data transfer, high-speed Internet access – and creates prerequisites for income diversification.

The year 2005 may be called a turning point in the development of OJSC NWT's relations with clients. It is in 2005 that we have restructured the entire system of relationships with clients, having become a client-oriented company.

We see the largest potential for maintaining the income growth rate in the future in providing clients with the so-called "new" services that are much more profitable than the traditional telephony, the rates for which are regulated by the state. The proportion of the new services in the Company's proceeds is constantly growing, in 2005 it amounted to 5% and in 2006 it is expected to grow significantly, to a level of 8.1%. Implementation of OJSC NWT's ambitious plans of developing the market of broadband access in the Northwestern Federal District will facilitate this. In 2006 OJSC NWT plans to connect over 73,000 ADSL subscribers, including about 50,000 in St. Petersburg, the region with the best solvency in the District. By the end of the year the Company is planning to occupy more than 10 % of the market of broadband access in the Northwestern Federal District.

Investment projects were funded in 2005 both from own (42%) and borrowed funds (58%). OJSC NWT gas proven the reputation of a company pursuing a reasonable borrowing policy, having significantly diversified the debt structure as compared to 2004.

The Company is doing much to cut down the cost of attracting borrowed funds and to extend the period of borrowing. The proportion of long-term borrowings in OJSC NWT's debt structure is more than 90% today.

When the 3rd bonded loan (3 billion roubles) was floated in March 2005, OJSC NWT succeeded in attracting funds on very profitable terms (9.25% is one of the lowest bond income rates among Russia's interregional companies in the telecommunications industry) due to the keen demand of investors who have appreciated Company's high credit quality.

OJSC NWT was the first Russian interregional telecommunications company who entered the market of international borrowed capital and attracted a syndicated credit to the amount of 50 million euros in 2005. This makes it possible to further expand the circle of long-term funding instruments in order to resolve the task of optimizing the Company's capital structure.

In spite of the growth of the debt load in 2005, the solvency of OJSC NWT is remaining at a high level. Financial stability ratios for 2006 are forecasted at a level exceeding the average level in the industry, while the strategic goal is to achieve a working capital ratio of 1.0.

The Company has shown a significant growth of market capitalization for a second year on end. Company's capitalization almost doubled in 2005. The market value of the common stock grew by 76% and that of the preferred stock by 104%. The trading volume more than doubled. It is notable for the Company's shares market that on the last trading day of 2005 OJSC NWT's market capitalization exceeded the psychological level of $ 1 billion for the first time. Thus, OJSC NWT has entered the category of mid-cap companies (having average capitalization), which significantly expands the circle of potential investors.

Much was done in 2005 to increase shares liquidity and to develop the secondary market of OJSC NWT's shares. Early in the year preferred shares were introduced for trading at the Stock Exchange of the Moscow Interbank Currency Exchange (MMVB) on a par with common shares, in the second level A quoting list, which facilitated an almost 2-times increase of the trading volume.

Another very important event of the year 2005 has been the permission to introduce 1st level ADRs for OJSC NWT's common shares for trading at the Frankfurt and Berlin stock exchanges in the Freiverkehr segment. Before, transactions with NWT's common stock ADRs were effected only in the US off-exchange market. As a result of that transaction, foreign investors have received an opportunity to effect transactions at the second most important stock exchange in Europe. This is especially important, as many investors of the Company are concentrated in Europe (about 30% of the authorized capital). As of the end of 2005, the number of common shares convertible into 1st level ADR reached 942,619, or 5.3 % of the total number of common shares in the authorized capital of OJSC NWT.

The efforts of the Company aimed at improving the financial and economic performance and enhancing transparency have facilitated both the progressive growth of the shares value and the increased scores given to Company's activities by the leading rating agencies.

Thus, the Standard & Poor's rating agency has increased OJSC NWT's long-term credit score by two grades at once, from B- to B+, with the Stable forecast. At the same time, the agency has increased Company's long-term credit score according to the Russian scale from ruBBB+ to ruA+.

In September 2005 the Fitch Ratings agency gave OJSC NWT a priority unsecured foreign currency rating at the B+ level, with the Stable forecast, and a short-term foreign currency rating B. Analysts from Fitch Ratings have noted that the figures of Company's debt are the lowest among traditional communication operators.

In 2005 the corporate governance score of OJSC NWT, given by Standard & Poor's, was increased to 5.4 according to the Russian scale, which is the highest rating among all interregional companies and reflects the highest corporate governance level of the Company. Experts of the agency have noted that such positive qualities of OJSC NWT's corporate governance as the availability of an institute of independent directors playing a significant part in decision-making and a high degree of Company's information openness.

In 2005 the information transparency index given to OJSC NWT by Standard & Poor's was increased to 71%. Experts have named OJSC NWT the best company by the transparency index among Russia's companies who are not obliged to meet the requirements of the US Securities and Exchange Commission (SEC).

The high scores of the Company are an instrument of improving Company's efficiency in the stock market, which facilitates the progressive growth of Company's investment attractiveness and capitalization and expands OJSC NWT's opportunities in attracting external funding through floating securities and attracting bank credits. This is also a kind of a financial PR tool enhancing the reputation of the Company, facilitating the establishment of relations with clients and business partners and expanding the circle of investors and lenders.

In 2006 we will concentrate our efforts on further improvement of Company's economic operation efficiency. The priority areas of our work will be expanding the range of provided information and telecommunications services, increasing the client-orientation and profitability of the business and retaining the necessary level of liquidity and financial stability of the Company.

Emphasis will be placed on highly profitable segments of the business: corporate clients and development of the new services, investment in which will be increased more than 2.5 times in 2006. The bulk of the funds from the investment programme will be allocated for the development of multiservice network architecture, ADSL projects and turn-key projects for corporate clients.

Much will be done to develop the foreign market of NWT's securities, including the improvement of ADRs liquidity at the stock exchanges of Germany by involving a market maker and launching the 1st level ADR programme for preferred shares with their subsequent introduction for trading.

Dear shareholders, we hope that you will support us and are confident that all efforts of the management of the Open Joint-Stock Company North-West Telecom, aimed at building up the Company value and gaining the maximum possible profit in the interests of the shareholders will be a success.

Vladimir Akulich,
General Manager
OJSC NWT

I. REPORT OF THE BOARD OF DIRECTORS

Activities of the Board of Directors in 2005:

The current Board of Directors of the Company was elected on 27th June 2005.

In 2005 the Board of Directors of the Company held 38 meetings, including 11 meetings with attending members and 27 meetings by correspondence.

In 2005 the Board of Directors approved the strategy and development programmes of the Company for the medium-term period:

- budgets of the Company for 2005 and 2006;
- Company development forecast for 2006-2008;
- programme for a compensation for proceeds "lost" in connection with the forthcoming demonopolization of the telecommunication services market in 2006 through the provision of new services by the Company;
- programme for improving the efficiency of OJSC NWT's Operations for 2006-2008;
- basic areas of improving the competitive capacity in the market of communication services up to the year 2010;
- marketing strategy of the Company for the years 2005-2006;
- concept of increasing the capitalization of OJSC NWT for 2005-2007;
- investment programme of the Company for 2006.

The Board of Directors regularly considered reports on the work of the Management Board of the Company in the following areas:

- quarterly achievement of the key figures of the Company's budget;
- on the progress of implementing the programme for improving the work with corporate VIP clients;
- on the status of dealing with accounts receivable and on the ways of reducing them;
- on fulfilment of earlier adopted decisions of the Board of Directors and the General Meeting of the Shareholders.

In connection with the liberalization of the telecommunications services market of Russia, the Board of Directors approved new terms of agreements of interaction with OJSC Rostelecom.

The Board of Directors considered issues in the framework of implementing the Company's Subsidiary Business Reorganization (termination of participation, increasing the stake held in subsidiary or affiliate companies, etc.), as well as issues of general meetings of the shareholders/participants of subsidiary or affiliate companies.

The Board of Directors approved the Provisions on the Internal Control Procedures (System) of OJSC NWT and the Provisions on the Internal Audit Department of OJSC NWT and appointed the head of the Internal Audit Department for the first time.

The Board of Directors took a decision for the first time to attract a syndicated credit to the amount of 50 million euros with Citibank N.A., Financial Institutions, Citibank International PLC and CJSC Citibank.

In the framework of its terms of reference, the Board of Directors took decisions on approving transactions related to the acquisition, alienation or the possibility of alienation by the Company of property with the value from 0.75% to 25% of the book value of the Company's assets and related-party transactions.

In 2005 the Company started developing the Strategy of Company Development in the Field of the Property Complex, which was completed and approved by the Board of Directors on 19th May 2006.

Activities of the Committees of the Board of Directors in 2005:

The following Committees of the Board of Directors were formed by the decision of the Board of Directors of 27th June 2005 (Minutes of the Meeting No. 19-01/18(05)) and are operating:

1) Committee for Corporate Governance;
2) Committee for Strategic Development;
3) Appointments and Remuneration Committee;
4) Audit Committee.

The activities of the committees are regulated by the Provisions on the Committees of the Board of Directors approved on 23rd August 2004 (minutes of the meeting of the Board of Directors No.29-04).

The basic purpose of creating the Committees is to improve the work efficiency and quality of the Board of Directors through preliminary consideration of certain issues included in the terms of reference of the Board of Directors and preparation of recommendations to the Board of Directors on the issues of the Committees' terms of reference.

Based on the decision of the Board of Directors of 22nd July 2005 (Minutes of the Meeting No. 19-01/19(05)), the Committees of the Board of Directors were formed of the following members:

Committee for Corporate Governance:

Chairperson:

I.M. Ragozina – **Manager of the Department of corporate management, OJSC Svyazinvest, member of the Board of Directors**

Members of the Committee:

A.V. Ikonnikov – **Chairperson of the Supervisory Board of the Association of Independent Directors, a member of the Board of Directors**

N.G. Bredkov – **Deputy General Manager for Corporate Governance, OJSC NWT, a member of the Management Board**

O.V. Petrova – **Deputy Head of the Methodology Division, Corporate Governance Department, OJSC Svyazinvest**

Committee for Strategic Development:

Chairperson:

A.A. Gogol – **Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, member of the Board of Directors**

Members of the Committee:

V.A. Akulich – **General Manager of OJSC NWT, member of the Board of Directors**

K.V. Belyayev – **Deputy General Manager in charge of Economics and Finance, OJSC Svyazinvest**

D.V. Levkovsky – **Vice-President, NCH Advisors Inc. Company, member of the Board of Directors**

Appointments and Remuneration Committee:

Chairperson:

A.V. Ikonnikov – **Chairperson of the Supervisory Board of the Association of Independent Directors, a member of the Board of Directors**

Members of the Committee:

A.A. Gogol – **Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, member of the Board of Directors**

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, member of the Board of Directors**

__Audit Committee :__

__Chairperson:__

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, member of the Board of Directors;**

__Members of the Committee:__

D.V.Levkovsky – **Vice-President, NCH Advisors Inc. Company, member of the Board of Directors**

D.G. Yefimov – **General Manager, Klin Design and Construction Works, member of the Board of Directors**

__Activities of the Corporate Governance Committee in 2005:__

In 2005 the Committee held 12 meetings.

37 issues were considered:

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on introducing the provisions of the Corporate Behaviour Code into the Company's operation:**
- considering the Regulations on Preparing and Presenting Materials for Meetings of the Board of Directors, Committees of the Board of Directors, the Management Board and Notifications by the General Manager, Board of Directors
- on the structural division of the Company discharging internal control functions.
- **on carrying out corporate transformations of the Company:**
- on improving corporate governance in the Company
- on the draft standard agreement with a member of the Board of Directors
- on the Concept of Increasing the Capitalization of OJSC NWT for 2005-2007
- on the plan of priority measures for improving corporate governance in the Company
- **on determining the basic principles of constructing the organizational structure of the Company:**
- on the basic principles of constructing the organizational structure of OJSC NWT
- **on issues related to convoking, preparing and holding annual and extraordinary general meetings of the shareholders taking into account the use of the Company's best practices of corporate governance;**
- considering proposals received from Company's shareholders as to nominations to the bodies of the Company to be elected by the annual general meeting of shareholders and as to issues to be entered on the agenda of the annual general meeting of Company shareholders in 2005.
- on the draft annual report for 2004
- **on introducing amendments and additions to the Articles of Association and to other bylaws of the Company, approved by the general meeting of the shareholders and the Company's Board of Directors:**
- on proposals as to introducing amendments and additions to the Articles of Association, to the Provisions on the Board of Directors and to the Provisions on the General Meeting of the Shareholders
- on the Standard Provisions on a Branch of OJSC NWT
- on introducing amendments to the Provisions on Branches
- on introducing amendments and additions to the Provisions on Committees.

Besides, recommendations have been prepared for the Board of Directors on taking decisions on the issues of the agendas of the general meetings of subsidiaries, whose only participant is the Company: Pagetelecom LLC, AMT LLC, RPK Svyazist LLC, RSU - Telecom LLC, NWT-Finance LLC, Novgorod Deitacom LLC, Novgorod Datacom LLC, CJSC Svyaz Investment Company, LLC Parma Paging.

__Activities of the Strategic Development Committee in 2005:__

In 2005 the Committee held 19 meetings.

62 issues were considered.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on priority areas of Company's activities:**
- on medium-term Company development forecast for 2006-2008;
- on the Programme for Improving the Efficiency of OJSC NWT's Operations for 2006-2008;
- on approving the Forecast of OJSC NWT Development for 2006-2008;
- on the Programme for the Maximum Compensation for Company's proceeds "lost" in connection with the forthcoming demonopolization of the telecommunication services market in 2006 and the intensifying competition with independent operators;
- on Company's budget performance in the year 2004;
- on updates of the Company's budget for 2005;
- **on improving the system of budgeting, the process of investment planning, monitoring and analysis in the Company:**
- on proposals of the Management Board on cutting down expenses in 2005 against the approved budget (resolution of the Board of Directors of 21.01.05, minutes of the meeting No. 01-05);
- on the Marketing Strategy of the Company for the years 2005-2006;
- **on the investment policy of the Company for the purpose of development and upgrading of telecommunication networks in the region:**
- on approving the investment priorities of the Company for the year 2006;
- **on the strategy of capitalization improvement;**
- on expediency of obtaining the second credit rating by OJSC NWT;
- on the basic areas of improving the competitive capacity in the market of communication services up to the year 2010;
- on borrowing a syndicated credit;
- **on establishing the procedure of Company's interaction with organizations, in whose capital the Company holds a stake** (termination of participation, increasing the stake held in subsidiary or affiliate companies, etc.), as well as issues of general meetings of the shareholders/participants of subsidiary or affiliate companies.

__Activities of the Appointments and Remuneration Committee in 2005:__

In 2005 the Committee held 13 meetings.

43 issues were considered.

Basic issues of the terms of reference, on which recommendations to the Board of Directors have been given:

- on establishing the principles and criteria of setting the amounts of remunerations and compensations to be paid to members of the Board of Directors, the General Manager, members of the Management Board and members of the Auditing Commission of the Company;

- on the method for calculating the correction factor to determine the annual remuneration of the members of the Board of Directors taking into account the changes in the company capitalization;
- on amendments and additions to the Provisions on the Board of Directors;
- on the annual remuneration to the members of the Board of Directors of the Company for the year 2004;
- on determining the amount of remuneration to members of the Board of Directors of the Company;
- on approving the Additional Assignment of the General Manager for the year 2005;
- on considering the draft Provisions on Remuneration of the members of the Management Board of OJSC NWT;
- on making a change in the agreement with the members of the Management Board of OJSC NWT in respect of establishing a compensation for travelling expenses;
- on making a change in clause 5.2.1 of the Provisions on the Coordination Council of OJSC NWT in respect of establishing a compensation for travelling expenses;
- on paying a bonus to the General Manager for fulfilling the Additional Assignment for the year 2004;
- on paying quarterly bonuses to the General Manager of OJSC NWT in 2005;
- on paying quarterly remuneration to the members of the Management Board of OJSC NWT in 2005;
- on the structure and composition of materials put forward for consideration by the Board of Directors for resolving the issue on establishing the amount of the quarterly remuneration to the members of the Management Board of OJSC NWT;

• **on preliminarily agreeing upon candidates for the positions of branch and representative office managers and dismissal of managers of said units;**
- on agreeing upon the appointment of the Regional Director of the Petersburg Telephone Network branch and approving the terms of the contract of employment with him/her;
- on a change in the body of the Management Board of the Company;
- on approving the terms of Additional Agreements to the Contracts of Employment with the Regional Director of OJSC NWT's branches;

• **on making up proposals on the members of the Management Board, on establishing its term of office and on early termination of the powers of the members of the Management Board;**
- on changing the body of the Management Board of OJSC NWT;

• **on establishing the essential conditions of contracts with the members of the Board of Directors, Management Board, the General Manager and with the managers of the branches and representative offices;**
- on approving the conditions of the Additional Agreement to the Contract of Employment of 23rd August 2004 with the General Manager of OJSC NWT;
- on the draft standard agreement with a member of the Board of Directors of OJSC NWT;
- on considering the conditions of contracts with the members of the Management Board of OJSC NWT for 2005-2006.

Activities of the Audit Committee in 2005:

In 2005 the Committee held 12 meetings.

27 issues were considered.

Basic issues of the Committee's terms of reference:

The main purpose of creating the Committee is to improve the efficiency and quality of the work of the Board of Directors in order to ensure open communication with an independent auditor, the Auditing Commission, accounting, financial, economic and internal-control units through preliminary consideration and preparation of recommendations to the Board of Directors on the issues of the Committee's terms of reference on the following matters:

• risks related to the operation of the Company (request of, listening to and discussion of the opinion of an external independent auditor as to any potential significant risks for the Company, the required actions of the Company's management to control and minimize them and the adequacy of the actions of the Company's management to control and minimize them);
• management reporting,
• financial reporting,
• external independent audit, internal audit,
• internal control procedures.

• **on the issues of Company's interaction with the independent auditor in 2005** – the Committee held meetings with auditors of the Company to discuss:
- the plan of the audit (time, proposed coverage, branches, auditing procedures to be used in the area of auditor's special attention, auditors' problems and issues that may arise);
- Company's action plan to implement proposals contained in letters of the independent auditor to the management of the Company (concerning the Russian and international accounting procedures).

Besides, the following issues were considered:
- draft contract of auditing services;
- candidatures of the Company's Auditor for the year 2005;
- draft auditor's opinion for 2004;
- on cutting down expenses for audit and financial consulting;
- draft auditor's opinion and draft Confidential Report of the Independent Auditor to the management of OJSC NWT based on the results of the audit for 2004;
- draft Confidential Report of the Auditor to the management of OJSC NWT based on the results of the audit of the financial accounts and reports according to IAS for 2004;

• **on the issues of interaction with the Auditing Commission** – the Committee considered a draft conclusion of the Auditing Commission on the results of checking the financial and business activities of the Company.

• **The following recommendations have been given to the Board of Directors on the issues of interaction with the organization department dealing with internal control:**
- on considering the Provisions on the Department of Internal Audit;
- on considering the Provisions on the Procedures (System) of Internal Control of the Company;
- on agreeing upon the appointment of the Director of the Department of Internal Audit and on approving the conditions of the contract of employment with the Director of the Department of Internal Audit.

Besides, regular meetings have been held with the internal audit service, the draft work plan for 2005-2006 was discussed, as well as the progress of the work of the service in compliance with the new Provisions on the internal audit service, the procedures of the service operation, the results of the work of the internal audit unit of OJSC NWT in 2005, risks revealed in the course of the audits carried out by the internal audit service in 2005, and recommendations have been worked out as to minimizing the risks found.

It has been noted that the internal audit service has been participating more actively in the work of the Committee, much has been done to carry out comprehensive audits and checks of the Company's organization departments' financial and economic activities (over 32 visiting audits), an audit of fulfilling the procedures of the project "Introducing a System for On-line Control of Budget Performance " has been carried out. On the basis of a comment of the independent auditor on applicability of the Sarbanes-Oxley Act to the operation of the Company, it has been noted that the principles of the act can and should be more extensively applied in the work of the Company's internal audit service.

• **On the issues of considering internal control standards and procedures in the Company – the Committee**, with the participation of an independent auditor, prepared a new version of the Questionnaire for polling among members of the Board of Directors and the top management of the Company, making it possible to have an idea of all income received by them in connection with the Company, both in the monetary form and in kind, as well as of the degree of affiliation with the Company. During 2005 the Company was constantly monitoring and updating the data of polling among members of the Board of Directors and the top management of the Company and was constantly improving the internal control procedures. The polling results have been brought to the notice of the auditor.

- **The following recommendations have been adopted in respect of financial accounts and reports of the Company:**
- on the new version of the Company's accounting policy according to the Russian tax accounting standards for the year 2005.
- considering the draft annual report of the Company for 2004 in respect of accounting and planned profit distribution jointly with auditors;
- considering the Company's accounting policy according to the Russian standards (on accounting and tax records) for 2005 and according to the International Financial Reporting Standards for 2004;
- on the essential Company budget performance results achieved in the 4th quarter of 2004 and the year 2004;
- on the status of recovering accounts receivable and ways to reduce it on the basis of the results of the work for 2004.

In 2005, upon the initiative of the Audit Committee, the Company evaluated the market value of such an asset of the Company as the 15% share in the share capital of OJSC Telecominvest, having invited an independent valuer, Deloitte Touche CIS. Due to the methodology used by the valuer, a reliable evaluation of the price has been obtained, which could be used in a market transaction with the said asset. Consequently, in compliance with the International Accounting Standards 39 "Financial Instruments: Recognizing and Evaluating", a financial investment must be shown in financial reports of the Company in accordance with the International Standards of Financial Reporting at the fair value obtained using the said evaluation method. According to the International Standards of Financial Reporting , the method of determining the fair value must be used retrospectively. For that purpose, an evaluation of the fair value of the investment is to be carried out on 1st January 2004, 31st December 2004 and 31st December 2005 and will be carried out as of any other reporting date in the future. The Company will use the provisions of the International Accounting Standards 8 "Accounting Policies, Changes in Accounting Evaluations and Errors" to show the following correction: incoming residues of all components of own capital, influenced by the change, are corrected starting from the earliest of the periods shown in the reports, and comparative indices are revised as if the new policy have been always applied. Profit or loss from the change of the fair value for the financial investment available for sale will be recognized directly in own capital, in the own funds flow report, as shown above.

II. KEY CORPORATE EVENTS OF THE YEAR 2005

January

11th January
OJSC NWT paid the 5th coupon yield under the second issue bonds (worth of 1,5 billion roubles).
21st January
The Board of Directors of OJSC NWT approved the Company's budget for the year 2005.
21st January
The Board of Directors of OJSC NWT took a decision to buy 100% of LLC Novgorod Deitacom and 48% of LLC Novgorod Datacom.
24th January
An Agreement of Mutually Beneficial Cooperation was signed between OJSC NWT and the Government of Vologda Oblast.

February

2nd February
An Agreement of Mutually Beneficial Cooperation was signed between OJSC NWT and the Administration of Arkhangelsk Oblast.
21st February
The Standard & Poor's rating agency gave the credit rating ruBBB+ according to the Russian scale to the third issue of OJSC North-West Telecom's interest-bearing documentary bonds.
21st February
Shares of OJSC NWT were put on the quoting list of the RTS Stock Exchange.
14th-22nd February
OJSC NWT took part in the 12th International Exhibition of Communication and Telecommunication Systems – Norwecom-2005.
24th February
OJSC NWT's national corporate governance score according to RID-Expert RA (the Russian Institute of Directors and the Expert RA agency) was upgraded from class **B++** to **A.**

March

3rd March
Series 03 bonds of OJSC NWT worth of 3 billion roubles were completely floated at the Moscow Interbank Currency Exchange stock exchange (FB MMVB).
4th March
The RF Ministry of Information Technologies and Communications and the Government of St. Petersburg approved the Programme of OJSC NWT for Providing Residents of St. Petersburg with Telecommunication Services for the years 2005-2007.
21st March
An addendum to the Agreement of Cooperation between OJSC NWT and the Republic of Komi was signed.
29th March
The results of OJSC NWT's financial and economic activities for 2004 according to the Russian Accounting Standards were summed up.
31st March
1st level ADRs of OJSC NWT were listed at the Berlin and Frankfurt Stock Exchanges.

April

6th April
OJSC NWT paid the 6th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
20th April
Trading in OJSC NWT's third issue bonds started at the MMVB stock exchange.

21st April
An Agreement of Cooperation and Development of Information and Telecommunication Networks in Pskov Oblast was signed between OJSC NWT and the Administration of Pskov Oblast.

May

17th May
The Board of Directors of OJSC NWT approved a cost reduction programme for 2005.
17th May
The Board of Directors of OJSC NWT established the dividend amount for 2004.
23rd May
OJSC NWT withdrew from the shareholders of CJSC St. Petersburg Centre of Telecommunications.

June

2nd June
OJSC NWT paid the 1st coupon yield under the third issue bonds (worth of 3 billion roubles).
16th June
V.A. Torlopov, Head of the Republic of Komi, paid a working visit to OJSC NWT.
27th June
The Annual General Meeting of the Shareholders of OJSC NWT was held and approved the results of the Company's operation for the year 2004.
30th June
The results of the Company's operation for the year 2004 according to the International Financial Reporting Standards (IFRS) were published.

July

6th July
OJSC NWT paid the 7th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
18th July
Standard & Poor's increased OJSC NWT's long-term credit score from B- to B+, with the Stable forecast, at the same time, Standard & Poor's increased Company's long-term credit score according to the Russian scale from ruBBB+ to ruA+.

August

15th August
Payment of dividend for the year 2004 started.

September

1st September
OJSC NWT paid the 2nd coupon yield under the third issue bonds of OJSC NWT (worth of 3 billion roubles).
12th September
The Fitch Ratings international rating agency gave OJSC NWT a long-term foreign currency rating at the B+ level, with the Stable forecast, and a short-term foreign currency rating B.
22nd September
The RF Federal Rates Service established new rates for local and long-distance telephone communication service for all branches of OJSC NWT from 1st October 2005.
23rd September
Standard & Poor's increased the information transparency index given to OJSC NWT to 71%.
28th September – 1st October
OJSC NWT took part in the 5th International Forum Exhibition *Infocommunications of Russia – 21st century* (*Infocom-2005*).

28th September
An Agreement of Cooperation was signed between OJSC NWT and the Government of St. Petersburg.

October

3rd October
The Russian Institute of Directors and the Expert RA agency confirmed the corporate governance score of OJSC NWT at the A level.
5th October
OJSC NWT paid the 8th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
10th October
Standard & Poor's increased the corporate governance score of OJSC NWT from 5.0 to 5.4 according to the Russian scale. At the same time, the agency confirmed the rating of the Company according to the international scale at the level of 5.
12th October
OJSC NWT completed implementing the offer under the second bonds issue worth of 1,5 billion roubles at a price of 100% of the face value.
31st October
OJSC NWT summed up the results of its financial and economic activities for the 1st six months of the year 2005 according to the International Financial Reporting Standards (IFRS).

November

22nd November
OJSC NWT and the Japanese Bank of International Cooperation (JBIC) signed a Letter of Intent.

December

3rd December
OJSC NWT paid the 3rd coupon yield under the third issue bonds of OJSC NWT (worth of 3 billion roubles).
15th December
It was the final day of the period of dividend payment under common and preferred shares, accrued according to the results of OJSC NWT's activities in the fiscal year 2004. The total amount of the paid dividend was 331,051,000 roubles.
20th December
The Board of Directors of OJSC NWT approved the budget for the year 2006.
20th December
OJSC NWT was named the winner of the All-Russian competition *The Best Russia's Enterprises – 2005* organized by the Russian Union of Industrialists and Entrepreneurs (Employers) (RSPP), the Government of Russia, the Government of Moscow, the RF Chamber of Commerce and Industry and the Expert Institute of RSPP in the nomination *For Dynamic Development* among enterprises of the *Communications* industry.

In December 2005 OJSC NWT successfully completed a transaction of attracting a syndicated loan of 50 million euros.

III. POSITION OF THE COMPANY IN THE INDUSTRY

The communications industry is one of the most rapidly developing industries of Russia's economy. In 2005 the volume of the communication services market in the RF amounted to 710 billion roubles, which is 31% more than in the previous year. The growth rate of the infocommunication industry is about five times faster than the general growth rate of RF's economy, and this trend is accounted for by the high demand for traditional and especially new services of telecommunication technologies. The share of information and communication technologies in the GDP has achieved 5%.

The Northwestern Federal District is one of the most developed and highly competitive regions of Russia's communication market, holding the 2nd place in Russia by the volume of provided infocommunication services.

North-West is one of the oldest consumers of communication services in Russia. Today the penetration level of cellular and fixed communication and Internet in the region is much higher than in Russia on the average.

According to the results of work in 2005 OJSC NWT is one of the most efficient Companies in the industry. OJSC NWT's efficiency indices – profit before taxes per employee, profitability by net profit, profitability of sales and EBITDA – are much higher than the average in the industry. The growth rate of EBITDA (36.6%) was the largest among all interregional companies.

The Company is holding the first place among all interregional companies by the number of lines per employee (136), being significantly ahead of the average result of the interregional companies (102).

Financial stability of the Company is at the highest level. The financial independence ratio (0.54) and the working capital ratio of the Company are the highest in the industry, the working capital ratio of OJSC NWT (1.27) being almost twice as great as the average figure for the interregional companies (0.67), which is an evidence of the stable and sustainable financial position of the Company.

All these figures make it possible for us to see OJSC NWT as one of the most efficient and financially stable companies in the industry.

Number of Telephone Sets and Telephone Density

As of the end of 2005 the number of telephone sets in the Northwestern Federal District was about 5,014,000.[1]

The Company holds the leading position among fixed communications operators in the Northwestern Federal District by the number of subscribers – 86.3% of their total number.

The telephone density as of the end of 2005 was 29.5 basic telephone sets in every 100 persons and that in the Northwestern Federal District 36.5 5 basic telephone sets in every 100 persons. In 2005 the telephone density in the Northwestern Federal District increased by 6.5 percentage points, including the increase OJSC NWT's phones penetration by 1-1.5 percentage points.

Share of OJSC NWT in the Market of the Northwestern Federal District by the Basic Types of Services

The volume of the local communication market in the Northwestern Federal District was 13.05 billion roubles in 2005. The share of OJSC NWT's market in respect of income from local communication services according to the results of 2005 was 75.8 %, and in the breakdown by basic consumer segments OJSC NWT's market share was[2]:

- 92 % for the "Population" segment
- and 41% for the "Corporate Clients" segment.

The volume of the telecommunications market in the Northwestern Federal District amounted to 7.5 billion roubles. OJSC NWT's share is 82.9% of the telecommunications market.

The volume of the Internet and data transmission market in 2005 was 4 – 5 billion roubles, while OJSC NWT's share was 29.2 %.

[1] Data of the Company

[2] Here and below an estimate of market shares without taking into account cellular operators are given

It should be noted that OJSC NWT's share varies considerably by Internet access technologies. OJSC NWT's market share for 2005 by the income from dial-up access was 35.7 % and that by the income from dedicated access was 8.3 %.

Positioning of Company's Regional Branches in the Communication Services Market of the Northwestern Federal District

Local Communications

Local communications services make 49.4 % of the Company's income from communication services on the whole.

The bulk in the structure of local communications services are services to the "Population" segment, which forms 61.2 % of the income from local communications services. The market share by the income from local communications services provided to the population as of the end of 2005 in regional branches was from 74 to 99%.

The market share by the income from local communications services provided to corporate clients in regional branches was from 28.6 to 82 %.

Shares of the Local Telephone Communications Market for the "Population" Segment in Branches of the Company


Murmansk
98,6%
Arkhangelsk
97,8%
Vologda
97,6%
Karelia
97,2%
Novgorod
97,0%
Komi
96,4%
Leningrad Oblast
96,4%
St. Petersburg
90,6%
Kaliningrad
77,0%
Pskov
73,9%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

Shares of the Local Telephone Communications Market for the "Corporate Clients" Segment in Branches of the Company



Leningrad Oblast
Novgorod
Arkhangelsk
Vologda
Murmansk
Pskov
Komi
Kaliningrad
St. Petersburg
82,0%
69,7%
66,3%
66,3%
54,7%
50,8%
44,4%
41,6%
28,6%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

Payphones

The Company's payphone fleet was significantly optimized in 2005: 3778 payphones were dismantled. 3694 payphones were operated as of 01.01.2006, including 3095 payphones (83.8 %) with the card payment system. The share from providing payphone services in the income of the Company is insignificant and amounts to 0.3%. The share of income in the Company's branches is from 0.06% in the Leningrad Oblast branch to 1.3% in the Kaliningrad branch.

The key tasks in the area of payphone communication services provision are:

- further optimization of the payphone fleet by quantitative and qualitative parameters;
- development of the programme of payphones location, taking into account the demand;
- optimization of the rate policy.

Practical actions of further upgrading and optimizing the payphone fleet implies implementing a socially significant programme for providing remote rural areas with telephone communication.

Telecommunications

The share of the income from telecommunication services in the structure of Company's income was 31.2 %, having decreased by 0.8 % as compared to 2004 because of the outflow of traffic to networks of alternative operators and IP providers.

Shares of the Telecommunications Market for the "Population" Segment in Branches of the Company



Leningrad Oblast
Vologda
Karelia
Novgorod
Murmansk
Komi
Arkhangelsk
Pskov
St. Petersburg
Kaliningrad
96,76%
93,17%
92,76%
90,81%
90,63%
89,82%
87,34%
81,99%
81,46%
64,20%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

Shares of the Telecommunications Market for the "Corporate Clients" Segment in Branches of the Company



Karelia
Vologda
Leningrad Oblast
Murmansk
Novgorod
Komi
Arkhangelsk
Pskov
Kaliningrad
St. Petersburg
97,98%
96,79%
96,46%
95,89%
94,75%
87,93%
87,62%
83,95%
71,11%
21,07%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

In regional branches the market share of the income from providing telecommunication services varies from 64.2 to 96.8 % for the "Population" segment and from 21.1 to 96.8 % for the "Corporate Clients" segment.

The share of the income from providing telecommunication services makes 29.3% of the Company's income. The shares of branches vary from 23.8% in the St. Petersburg branch to 36.2% in the Kaliningrad branch.

The forthcoming year 2006 will be the first year of Company's operation under the conditions of liberalization of the telecommunications market and of the new rules of interaction between communication operators. In this connection, it is expected that the operating proceeds will decrease (because of excluding the income from telecommunications), which will be accompanied by a respective reduction of expenses, due to which profitability of the business will be retained. In compliance with the new regulations, OJSC NWT will act in the telecommunications segment as an operator providing access to services of telecommunications operators who will have received respective licenses and a network operation permission. Respectively, income of the Company in the said segment will be formed by the zone traffic and an agency fee.

Services of Access to the Internet

Internet access services are one of the most rapidly growing areas of the activities, in spite of a certain slowing down of the growth rate. As the rates for these services are not regulated by the state, the Internet access market has a high level of competition.

OJSC NWT dominates in the market of providing dial-up access services. The Company's market share in the market of dedicated access varies depending on the region: from the leading proportion in Novgorod Oblast to an insignificant one in St. Petersburg.

Shares of the Dial-up Internet Access Market in Branches of the Company


Arkhangelsk
Karelia
Vologda
Leningrad Oblast
Novgorod
Murmansk
Pskov
Komi
Kaliningrad
St. Petersburg
95,1%
93,0%
92,0%
88%
72,9%
63%
60,4%
57,5%
26,5%
22,7%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

Shares of the Dedicated Internet Access Market in Branches of the Company


Novgorod
Leningrad Oblast
Pskov
Karelia
Arkhangelsk
Vologda
Komi
Kaliningrad
Murmansk
St. Petersburg
65,7%
64,3%
49,5%
44%
41,9%
39,8%
33,9%
28,8%
6%
0,3%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

The share of the income from providing Internet services in the total income of the Company is 4.6%. The shares of branches in the markets of the respective regions vary from 3.1% in the Komi branch to 6.5% in the Kaliningrad branch.

As of the end of 2005 the Company had the most numerous dial-up access subscriber body in Russia – 586,453 subscribers. The number of dedicated access subscribers is much lesser, amounting to 9,740 users.

Development of dedicated access services will be dealt with by the Company most thoroughly in 2006.

Internet access is a service, in which the Company has an obvious competitive advantage as an operator with a well-developed own infrastructure. At the moment, provision of broadband ADSL access services to the population on a large scale has been planned. Building up the subscriber base will make it possible for OJSC NWT to win a greater market share.

IV. PRIORITY AREAS OF THE COMPANY'S BUSINESS

4.1. Basic Areas of Company's Development

Local Stationary Telephone Networks, Including City and Rural Networks

One of the most important objectives of the Company's development is the upgrading of the obsolete and worn analog equipment and the increase of the communication network digitalization. At the moment, renovation and updating of the telecommunication networks of OJSC North-West Telecom are under way. 392.357 thousand lines were commissioned in 2005, including 236.841 thousand lines that have been allocated for replacement of analog equipment. 373.661 thousand lines were commissioned on city telephone networks and 18.696 thousand lines on rural networks in 2005.

Number of telephone exchanges, installed and commissioned capacity of the telephone exchanges of city and rural telephone networks (as of 31st December 2005)

Table 1

Branch	Number of telephone exchanges		Installed capacity		Commissioned capacity, total lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Artelecom	83	465	323420	66536	295816	58376
Electrosvyaz of Vologda Oblast.	45	432	292027	66789	275790	59061
Electrosvyaz of Kaliningrad Oblast	55	192	182017	22226	165841	18758
Electrosvyaz of the Republic of Karelia	43	183	196077	28324	185162	25610
Murmanelectrosvyaz	51	37	295229	12771	283225	11504
Novgorodtelecom	92	262	176326	30320	156151	25097
Electrosvyaz of Pskov oblast	51	333	119695	41374	112981	33380
PTN	314	0	2167640	0	1951093	0
Lensvyaz	116	345	376884	92174	354801	82816
Svyaz of the Republic of Komi	45	297	259266	60524	240310	54602
Total for OJSC NWT	895	2546	4388581	421038	4021170	369204

The level of digitalization on the local telephone network of OJSC North-West Telecom as of 31st December 2005 is 53.69% on the whole, that on city telephone networks is 56.56% and that on rural telephone networks is 23.76%.

Long-Distance and International Telephone Network

At the moment, 15 automatic long-distance telephone exchanges operate in branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

There are switching halls and two-frequency semiautomatic equipment for the servicing of the non-automatic part of exchange at automatic long-distance telephone exchanges.

The telephone networks at the long-distance and international level have been almost completely digitalized. The intraareal primary network of OJSC North-West Telecom is based on the use of cable, radio-relay and aerial transmission lines. Both analog and digital transmission systems are used on cable transmission lines. In 2005 the growth of the length of long-distance telephone channels made 2614.94 thousand channel-km, including those formed by digital transmission systems - 2623.64 thousand chan.-km.

Wireless Networks

In the Artelecom branch of Arkhangelsk Oblast, an SPS network of the NMT-450 standard operates. As of the end of the year 2005 the network included 33 base stations installed in 22 settlements, and 1 mobile communication switching centre. The installed capacity of the switchboard is 9600 lines.

Trunking networks are organized on the basis of mobile radio telephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations - BS - in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Leningrad Oblast, 2 BS in Novgorod and 2 BS in Vologda).

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

Composition and number of wireless communication networks subscribers for branches of OJSC NWT (as of 31.12.05)

Table 2.

Branch	Number of subscriber stations connected to the network, pcs.		
	Cellular mobile communication (NMT-450)	Trunking	Subscriber radio access
Artelecom	1997	83	
Electrosvyaz of Vologda Oblast.		140	1599
Electrosvyaz of Kaliningrad Oblast			
Electrosvyaz of the Republic of Karelia			128
Svyaz of the Republic of Komi			
Lensvyaz		181	1805
Murmanelectrosvyaz			253
Novgorodtelecom		174	459
Electrosvyaz of Pskov oblast			111
PTN		842	1588
Total for OJSC NWT	1997	1420	5943

OJSC NWT is developing modern data transfer and telematic service networks ensuring corporate users' data exchange, access to the Internet, e-mail and visual communication and is working on resolving the issues of introducing new and promising technologies.

4.2. Implemented Projects of Regional Multiservice Networks (Data Transfer Networks) Construction (Expansion, Upgrading)

Regional multiservice networks were developed in 2005 in the area of building broadband access networks for the provision of xDSL access to the multiservice network of OJSC NWT's interregional companies. The following projects were implemented for that purpose:

1. *Extra Equipment of the Multiservice Network of OJSC NWT's Interregional Companies. Arrangement of a Broadband Access Network of a Branch of OJSC NWT* (for 10 branches of the Company).

As a result of project implementation in regions, the capacities of OJSC NWT's unified infocommunication infrastructure were expanded on the basis of the xDSL Alcatel 7300 and LS 1540 equipment in resolving the following tasks of introducing up-to-date telecommunications services:

- building data transfer networks for corporate clients with a branched network;
- providing broadband access to the Internet for legal entities and individuals within the responsibility area of Company's branches;
- including new Alcatel 1540 equipment in the unified system of multiservice network management.

Interaction of Alcatel 7300 access multiplexors with the equipment of telematic service centers, including the Internet centre, is ensured by the base switchboard ATM Alcatel 7470. E1 and STM-1 transport streams with the switching of ATM cells are used as aggregate channels. Aggregate connections are ensured using the resources of the intraareal primary network and digital networks of external operators.

2. Extra Equipment of the Multiservice Network of OJSC NWT's Interregional Companies for Providing IP VPN Services to the *Corporate* Client of the North-West Bank of the Savings Bank of Russia on the Basis of the IP MPLS Technology (starting from 2004).

In the framework of the project, connection was provided at company branches for divisions of the North-West Bank of the Savings Bank of Russia, which render services to the population, which has made it possible to complete a large-scale project of creating a telecommunication network of the North-West Bank of the Savings Bank of Russia, having united all sites of the North-West Bank of the Savings Bank of Russia into a single virtual corporate distributed data transmission network.

The following work has been done in the framework of dealing with the introduction of new and promising technologies on OJSC NWT's networks:

- Arranging a pilot zone and carrying out STP testing on the network of the PTN branch of OJSC NWT. The work was done for the purpose of preparing OJSC NWT networks for demonopolization of the telecommunications market.
- A Concept for the Development of OJSC NWT's Multiservice Network Infrastructure for Providing Up-To-Date Services and Migration to NGN Networks has been worked out. The Concept is based on an analysis of the experience and development trends of the world market of telecommunications taking into account the existing state of the telecommunications market in the Northwestern Federal District.
- A feasibility study of investment for Creating an Integrated Call Service System for OJSC NWT has been prepared.

The implementation of the projects in 2005 has made it possible to achieve the following figures:

- The total number of installed access centers is 268, that with the total number of ADSL ports is 12464 and that with ShDSL is 3984. The figures for the branches are given in Table 3.
- Over 400 sites of the North-West Bank of the Savings Bank of Russia have been connected.
- The strategic areas of OJSC NWT's infocommunication network development have been established in respect of creating a multiservice network for providing up-to-date communication services.
- Comprehensive engineering solutions have been obtained for creating an integrated call service system for providing up-to-date telecommunication services to users and increasing the income of the Company.

Table 3.

Branch	Number of multiservice network access centres Alcatel 7300 Alcatel 1540LS	Total number of access equipment ports	
		ADSL	G.ShDSL
Artelecom of Arkhangelsk oblast,	18	1320	480
Electrosvyaz of Vologda Oblast.	22	680	408
Novgorodtelecom	24	984	288
Electrosvyaz of the Republic of Karelia	25	2024	408
Murmanelectrosvyaz	28	1416	504
Electrosvyaz of Pskov Oblast	12	560	192
Electrosvyaz of Kaliningrad Oblast	30	1272	744
Petersburg Telephone Network	34	1104	324
Svyaz of the Republic of Komi	34	1104	408
Lensvyaz	40	2000	228
OJSC NWT	268	12464	3984

Wired-Radio Networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Primary Networks

Local Primary Networks

Local primary networks of OJSC NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; and subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-16 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nx of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-120, IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL (NxE1, E3) technology.

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central Office Primary Networks

In 2005 the length of the transmission lines increased by 1160.35 km, including fibre-optic transmission lines – by 738.95 km, and digital radio-relay transmission lines by 421.4 km.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 4

Branch	Length of transmission lines, km	
	Cable	Radio-relay
Artelecom	310.7	454.4
Electrosvyaz of Vologda Oblast.	1389.9	100.6
Electrosvyaz of Kaliningrad Oblast	1479.4	0
Electrosvyaz of the Republic of Karelia	702.6	165.3
Murmanelectrosvyaz	771.6	43.9
Novgorodtelecom	938.1	348.5
Electrosvyaz of Pskov Oblast	2224.8	0
Lensvyaz	1266.5	5.8
Svyaz of the Republic of Komi	1595	1975.2
Total for OJSC NWT	10678.6	3093.7

4.3. Rate Policy of the Company

In 2005 the rate policy of the Company was aimed at increasing the profitability level of all kinds of communication services provided and was pursued in the following areas:

- proposals on changing the rates for local and long-distance telephone communication services were prepared and presented to the Federal Rates Service (FST) of Russia in July 2005;
- proposals on establishing rates for the service of intraareal telephone connection from a local telephone communication network to a mobile communication operator's network were prepared and presented to FST of Russia in December 2005;
- rates for services that are not regulated by the state were worked out, including rates for newly introduced services of the Company, taking into account the monitoring of the competition and the consumer demand level;
- the Price List for the Company's services was unified.

As a result of interaction with the Federal Rates Service of Russia, presentation and substantiation of changes in the rates for communication services regulated by the state, the following goals were achieved:

1. the rates for local telephone connection services (subscriber fee) with the subscriber payment system increased by 17.6 % for the population and by 14.5 % for organizations on the average for all branches of OJSC North-West Telecom;

2. the rates for the long-distance telephone connection service decreased by 5.8 % for the population and for organizations on the average;

3. on the whole, the average weighted index of rates change for local and long-distance telephone communication services of OJSC NWT was 1.085 in 2005.

The key strategic tasks of OJSC North-West Telecom in the field of the rate policy, the solution of which was continued or started in 2005 were:

- bringing the rates for regulated communication services stage by stage to the level of economically justified costs.
- bringing the rates to a level making it possible to plan and implement measures of network engineering development;
- working out and approving rate plans for local telephone communication services;
- working out and introducing package proposals for communication services in branches of OJSC NWT;
- introducing rates for the service of intrrazone telephone connection from a local telephone communication network to a mobile communication operator's network..

4.4. Other Areas Considered as Strategically Important for the Development of the Company

In 2005, one of the key areas of Company's activities was the development of new services, such as Internet services, services based on the Multiservice Network and Call Handlig Centres' services. The volume of capital investment in the development of new services in 2005 amounted to 284.4 million roubles, or 5.4% of the total volume of investment. One of the key investment objects has been the construction of the multiservice network. New services brought OJSC NWT 5.6% of all Company's income in 2005.

Internet Services

The income from Internet services made 88% of the income from new services provided by the Company in 2005. The growth of the income from providing dial-up access to the Internet made 55.5% as compared to the year 2004. The dial-up access subscriber base of the Company as of the end of 2005 was over 580 thousand subscribers, and the growth rate of the dial-up access subscriber base was 32.5% (60% in 2004). The decrease of the rate is accounted for by the outflow of subscribers consuming a large volume of traffic to the services of broadband high-speed access to the Internet. The dedicated access subscriber base of

OJSC NWT increased 4.5 times and reached 9.7 thousand subscribers in 2005. The growth of income from dedicated access subscribers amounted to 105 %.

The total capacity of the Company's modem pools as of the end of 2005 increased by 40% and amounted to 16,918 lines.

The number of the *Internet on Credit* service users was growing rapidly and amounted to 68% of all dial-up access subscribers as of the end of the year. The share of the income from the *Internet on Credit* service in the income from dial-up access amounted to 65%.

In spite of the fact that the overwhelming majority of subscribers use dial-up access to the Internet, an obvious trend is a higher growth rate of the demand for broadband access services.

Multiservice Network Services

In 2005 the Company continued its active construction of the multiservice network throughout the territory of the Northwestern Federal District.

As of the end of 2005, OJSC NWT's multiservice network included 265 access nodes, over 19,000 installed clients' ports, over 10,000 of which are used for clients' connections.

Using the powerful technological resource of the Multiservice Network, the company has been actively connecting both corporate clients and individuals to the Internet.

In 2005 the Company continued its work of providing communication services to big corporate clients both at the level of regions and at the interregional level. Listed below are the most significant projects implemented in 2005.

1. Arranging a corporate multiservice network for the North-West Bank of the Savings Bank of Russia; the project embraces seven of the ten branches; 400 points were connected as of the end of 2005.
2. Arranging a corporate multiservice network for LLC Euroset SPb; the project embraces eight of the ten branches; 14 points were connected as of the end of 2005 in Arkhangelsk Oblast.
3. Arranging a corporate multiservice network for CJSC Baltiysky Bank; the project embraces the St. Petersburg, Leningrad Oblast, Pskov and Murmansk branches and connects the central office in St. Petersburg with branches of the bank in the Northwestern Federal District.
4. Arranging a data transmission network for the Department of the Federal Tax Service for Arkhangelsk Oblast and the Nenets Autonomous District. Work has been done to connect 27 points and to arrange intraareal data transmission channels with connection to the ATM network using the xDSL technology and satellite data transfer channels.

Call Centre Services

As of the end of 2005, Call Centres were operating in 5 branches of the Company: Vologda, Karelian, Komi, Murmansk and St. Petersburg. OJSC Ladoga-Telecom provides information and reference services on the basis of the Call Centre of the Leningrad Oblast branch.

Call Centres provide information and reference services and outsourcing services. In 2005 operators of Call Centres handled about 50 million calls, including over 8,000 connected with paid services. The income of OJSC NWT from providing paid Call Centres' services amounted to 90.8 million roubles in 2005 and grew by 7% as compared to the previous year. The list of branches' information and reference services is being constantly expanded.

V. COMPANY DEVELOPMENT PROSPECTS

Priorities in the Field of Clients' Segments

OJSC NWT is going to aspire at achieving the market goals set forth in the approved Marketing Strategy of OJSC NWT.

Goals of the Company in the key markets and client segments:

1. Market of *promising services*:
   - Domination in the broadband access services market (xDSL, Metro Ethernet, etc.).
   - Increasing the income through expanding the range of services provided to broadband access subscribers (creating an NGN network infrastructure).
   - Stimulating the consumption of broadband access services through developing content applications on the basis of NGN.
   - Ensuring the leading positions in the market of dial-up access services (localized).
   - Ensuring the leading positions in the market of Call Centre services. Expanding the list of information and reference services.

2. *Corporate Clients* Segment:
   - Domination in the market segment of providing comprehensive services at real estate construction sites (business centers, industrial zones, etc.).
   - Increasing the income from available corporate clients through expanding the range and volume of provided and consumed services.

3. *Population* Segment:
   - Domination in the market segment of providing comprehensive services and telephone communications at residential real estate construction sites.
   - Satisfying the "profitable" queue.[3]
   - Enhancing the availability of voice services.

4. *Operators* Segment:
   - Cutting down expenses of the Company for channels leasing from communications operators.
   - Growth of income from sales of channel resources to communications operators.

5. Traditional Telephony:
   - Retaining the dominating positions in the market segment of traditional telephony.
   - Increasing the income of traditional telephony through providing additional forms of services.

Priorities in the Field of Regional Development

The key areas of OJSC NWT's development that will make it possible to strengthen its position in the market and to create prerequisites for retaining the growth of income and profitability:

- Improving the profitability of Company's business through:
  - o concentration on highly profitable consumer segments of the market;
  - o increasing the income per client through providing extra and comprehensive services, including the increase of the income from corporate clients through providing the services of creating corporate networks;
  - o creating the conditions for retaining and expanding the existing subscriber base in respect of all forms of services provided.

- Strengthening the Company's market positions through:
  - o creating an up-to-date telecommunications infrastructure;
  - o enhancing OJSC NWT's orientation towards clients;
  - o improving the consumer qualities of services (including servicing quality improvement);

[3] Payback period up to 7 years

  - o pursuing a flexible competitive rate policy;
  - o ensuring a competitive portfolio of services and developing it in the framework of the group of new promising services;
  - o creating an up-to-date telecommunications infrastructure;
  - o forming the value of the OJSC NWT brand through active promotion of services.

- Improving OJSC NWT's governance system for the purpose of improving the efficiency of Company's activities.

Priorities in the Field of Services

In 2006 OJSC NWT plans to place emphasis on the development of the market of promising services, which is the most rapidly developing and attractive market. According to the forecasts of the further development of the industry provided by the Ministry of Infocommunications and Telecommunications[4], the data transmission market will be the most rapidly growing segment of the market within the next few years. Its volume will grow to 74.6 billion roubles in 2008 and the bulk of this income will be from broadband access to the Internet.

The key areas and priorities of OJSC NWT's investment programme for 2006 are:

- Multiservice Network – services of broadband access to the Internet and data transmission services (over 73,000 xDSL ports are planned to be commissioned).
- A programme of improving the work with corporate clients (telecommunications services to interregional clients on the turnkey basis).
- Dial-up access to the Internet (over 7,000 ports).
- Satisfying applications from the population and legal entities for providing access to the telephone network.
- Providing telephone communication for new houses and apartments in St. Petersburg (30,000 lines).
- Construction of intraareal fibre-optic transmission lines.

The development of broadband access to the Internet and the simultaneous deployment of the multiservice network will make it possible for OJSC NWT to reach a serious technological advantage over the key competitors and will create prerequisites for a significant strengthening of the market positions.

To improve the efficiency of Company's activities in the market of promising services and to achieve the market goals set forth in the Marketing Strategy of OJSC NWT, a Programme for a Maximum Compensation for OJSC NWT's Proceeds "Lost" in Connection with the Forthcoming Demonopolization of the Telecommunication Services Market in 2006 was worked out. The document presents the organization plans of OJSC NWT related to organizing the sales and promoting the group of promising services in 2006-2008. In 2005 the share of the income from promising services amounted to 5.6% of the total income of the Company. It is expected that after the Programme is implemented in 2006, an income share 8.1% of the total income of the Company (9% in the income from communication services) will be obtained from promising services.

[4] D. Milovantsev. Prospects of the Development of Russia's Market of Telecommunications

VI. RESULTS OF COMPANY'S DEVELOPMENT BY PRIORITY AREAS

6.1. Investment Policy

In the year under report, regional branches of OJSC NWT made investments in compliance with the basic areas set forth by the Company for the current year and making it possible to implement the entire package of various tasks facing the Company:

- to achieve the target figures of lines commissioning;
- to increase the network digitalization level, to develop and offer new hi-tech and highly profitable services on the basis of digital telephone exchanges;
- to eliminate the existing queue as much as possible;
- to fulfil the social commitments of the Company;
- to maintain the existing network structure in a proper state and to develop the infrastructure;
- to ensure a financial yield to a volume sufficient for covering the operating percentage expenses and for forming the rated profit at the level required for annual growth of return on equity.

Table 5

No.	Name of index	Unit of measurement	2004	2005	Rate of indicator change, 2005/2004 (in %)
1.	Funds invested in fixed capital – **total**,	million roubles	4 395	5 272	119
1.a	investment areas: - fixed telephone communication;	million roubles			
	- cellular communication;		1 764	1 876	106
	- long-distance, international and intraareal telephone communication;		0	0	
	- new services;		394	677	172
	- data transfer networks and infrastructure;		490	311	63
	- investment in information technologies;		1 225	1 403	
	- other.		4%	6%	115
1.b		%	14%	23%	
2.	Proportion of own funds allotted for investment funding	%	49	56	
3.	Proportion of borrowed funds allotted for investment funding	%	51	44	

Capital investment funds in 2004 in the framework of the Federal Target Programme *Social Development of the Village till 2010* amounted to 32,925 thousand roubles, including own funds to the amount of 30,806 thousand roubles and funds of the federal budget to the amount of 2,119 thousand roubles.

Implementation of the Federal Target Programme *Social Development of the Village till 2010* was not planned for the year 2005.

6.2. Basic Indicators of Network Development

Table 6.

No.	Indicators	Unit of measurement	2004	2005	Rate of indicator change, 2005/2004 (in %)
1	Growth of the length of long-distance (central-office) telephone channels, total	thousand channel-km	2292.53	2614.94	1.14
	including those formed by digital transmission systems	thousand channel-km	1461.22	2623.64	1.80
2	Growth of the number of base telephone sets, total	thousand pcs.	112.80	103.85	0.92
	including urban telephone networks	thousand pcs.	100.56	93.60	0.93
	rural telephone networks	thousand pcs.	12.20	10.28	0.84
3	Growth of outbound automatic channels of long-distance telephone exchanges (AMTS), total	channels	503	1043	2.07
	including those of zone communication	channels	92	906	9.8

As compared to the year 2004, the growth of outbound automatic channels of long-distance telephone exchanges doubled. The increase in the figure is accounted for by the closure of direct AMTS-AMTS channels with further arrangement of AMTS-UAK (UAK = automatic control device) channels, arrangement of extra channels for passing the load with standard quality, commissioning of fibre-optic communication lines, arrangement of digital chains and the expansion of the number of digital satellite channels at branches of OJSC NWT.

The planned figure of the growth in the number of base telephone sets has been achieved (104% on the whole, 104% for city telephone networks and 112% for rural telephone networks).

6.3. Key Economic Indicators of the Company

The Open Joint-Stock Company OJSC North-West Telecom provides enterprises, organizations and the population of the Northwestern region with telecommunication services according to the available licenses.

Given below are the key economic indices of the Company's activities for 2005 as compared to the year 2004. The data for 2005 are given on the basis of the audited accounting reports. The data for 2004 are given taking into account the affiliation of the Leningrad Oblast branch and the Komi branch in the 4th quarter.

Profitability indices as compared to the year 2004 show a trend towards growth. In 2005 the volume of proceeds as compared to 2004 increased by 5,026,807,000 roubles (or by 32.7%) and reached 20,383,486,000 roubles for the year. The share of the income from communication services in the aggregate proceeds did not change in the year under report and amounted to 96.7%.

Table 7.

Item	2004	2005	Growth rate
	thousand roubles	thousand roubles	%
Returns from sales of goods, jobs, services	15 355 680	20 383 486	132.7%
including income from communication services	*14 779 309*	*19 715 442*	*133.4%*
Normal Operation Expenses	12 238 224	16 572 811	135.4%
Sale profit			
Operating income	3 117 456	3 810 675	122.2%
Operating expenses	559 639	1 290 689	230.6%
Non-sale income	1 384 277	2 123 835	153.4%
Non-sale (non-operating) expenses	373 391	562 785	150.7%
Profit before taxes	621 899	711 073	114.3%
Net profit	1 991 465	2 829 241	142.1%
EBITDA	1 326 987	1 844 135	139.0%
EBITDA, % of proceeds	3 656 273	5 454 644	149.2%
Profitability (at cost):	23.8	26.7	112.3%
sales profit, %			
profit before taxes, %	25.5	22.9	90.3%
net profit, %	16.3	17.1	104.9%
	10.8	11.1	102.6%

The profit from sales for the period in question increased by 22.2% and amounted to 3,810,675,000 roubles for the year. The income growth is accounted for by the increased volume of provided services and the increased rates level.

There was a certain reduction of sales profitability in the period under report as compared to the previous year, which can be explained by the excess of the costs growth rate (35.4%) over the proceeds growth rate (32.7%).

6.4. Structure of Income by Types and Categories of Consumers in 2005

Income from communication services by branches

Table 8

Branch	Income from communication services, thousand roubles		Growth rate
	2004	2005	
Artelecom of Arkhangelsk oblast	1 497 170	1 563 918	104.5%
Electrosvyaz of Vologda Oblast.	1 254 412	1 316 253	104.9%
Electrosvyaz of Kaliningrad Oblast	887 498	850 062	95.8%
Electrosvyaz of the Republic of Karelia	809 806	867 079	107.1%
Lensvyaz (2004 – 4th quarter)	489 123	1 777 703	
Murmanelectrosvyaz	1 515 994	1 512 186	99.7%
Novgorodtelecom	664 316	675 502	101.7%
PTN	6 572 245	6 819 579	103.8%
Svyaz of the Republic of Komi (2004 – 4th quarter)	470 150	1 592 877	
Electrosvyaz of Pskov Oblast	618 595	578 977	93.6%

Structure of OJSC NWT's Income in 2005



3,27 %
0%
0%
10,6%
1,24%
0,36%
6,15%
0,28%
29,21%
48,84%
Income from long-distance and international communications
Urban and rural telephone communications
Connections provided using all types of payphones
Document telecommunications
Radio communications, broadcasting, TV and satellite communications
Wire broadcasting
Mobile telecommunications
Connection and traffic passage services
Income from other communication services
Other income

Income of the Company by Types and Categories of Consumers

Table 9

Varieties of services	total, thousand roubles (without VAT)	including	
		from budgetary organizations, thousand roubles	from private customers, thousand roubles
Income from communication services and from connection and traffic passage services, total, including:	19 715 442	1 606 144	12 058 485
long-distance and international communication services	5 952 762	453 592	3 817 415
city telephone communications	9 205 180	880 152	6 590 935
rural telephone communications	749 020	71 362	597 307
from connections provided using all types of payphones	56 851	477	52 415
document telecommunication	1 254 348	136 471	780 387
radio communication, broadcasting, television and satellite communication	73 919	37 368	9 662
wired radio	252 218	23 674	206 793
mobile telecommunications	9 838	1 946	3 573
from connection and traffic passage services	2 161 307	1 102	0

The information has been provided on the basis of form 65 – Communications.

6.5. Structure of Expenses for 2005

Table 10

	2004	2005	Темп роста, %
Expenses for wages	3 870	5 578	144.1
Deductions for social insurance	1 080	1 221	113.0
Depreciation of fixed assets	1 352	1 965	145.3
Material expenditures	615	780	126.9
Electricity	214	288	134.5
Expenses for services of communication operators (except for the Companies of the Group)	455	626	137.7
Expenses for services of communication operators within the Group	38	13	34.0
Expenses for services of OJSC Rostelecom	2 420.1	2 864.0	118.3
Services of external organizations	1 087	1 622	149.2
Taxes and fees included in the expenses related to normal operation	19	18	97.1
Deductions to the R&D Fund	0.0	0.0	-
Other expenses	1 088.4	1 598.4	146.9
Total:	**12 238.2**	**16 572.8**	**135.4**

Growth rate, %

Expenses related to normal operation for 2005 amounted to 16 573 million roubles with the growth rate of 135% as compared to 2004.

The main reason for the growth of expenses in 2005 as compared to 2004 was the affiliation of two new branches – Lensvyaz and Svyaz of the Republic of Komi – starting from 01.10.2004.


Structure of Expenses for 2005
Expenses for wages
33.7%
Unified Social Tax
7.4%
Other expenses
9.8%
Depreciation of fixed assets
11.9%
Services of external organizations
9.8%
Material expenditures
4.7%
Expenses for services of OJSC Rostelecom
17.3%
Expenses for services of communication operators
3.9%
Electricity
1.7%

In 2005 the structure of expenses did not change much as compared to the previous year. The following changes in the structure of expenses should be noted:

- an increase in the expenses for wages from 32.1% to 33.7%, which was related to the compensation pays to employees made redundant in the framework of Company reorganization that is under way;
- an increase in the share of "Other Expenses" from 8.9% to 9.8% was caused by the charging of expenditures for deduction to the universal servicing reserve in 2005;
- a reduction of the share of expenses for services of OJSC Rostelecom from 19.7% to 17.3% in connection with the reduction of the volumes of long-distance and international traffic.

Profit before taxes amounted to 2,829 million roubles in 2005, which was 838 million roubles or 42% more than the same index of the previous period.

Net profit of 2005 was 1,844 million roubles. The growth as compared to the year 2004 was 517 million roubles, or 39%.

6.6. Basic Efficiency Indicators of the Company's Activity

Table 11.

Indices	Unit of measurement	2004	2005	indices change rate (%)
Receipts per line	roubles	3 666.7	4 752.4	129.6
Net profit per line	roubles	316.9	430.0	135.7
Receipts per employee	roubles	448 314.8	644 089.1	143.7
Profit per employee	roubles	38 741.9	58 272.0	150.4
Number of lines per employee	pcs.	122.3	135.5	110.8

Handling the Accounts Receivable

OJSC NWT has carried out some work that consisted in coordinating the activities of its branches and providing methodological and practical assistance in the issues of debt repayment.

For the period under report, the Company achieved the following positive results:
- the share of the accounts receivable in the receipts for communication services was reduced from 13.4% to 8.6%;
- the outstanding debt of private and corporate clients per telephone set was reduced from 63 roubles to 44 roubles;
- the income collection factor was been increased from 98.0% to 101.4%.

The above results were achieved due to the existing approach to handling accounts receivable, which provides for taking timely measures in respect of each debtor of all categories of communication services consumers.

The Company handles individually the debt of each subscriber who has an indebtedness that arose more than 3 months ago. Such work resulted in a reduction of the debt outstanding for more than 3 months and owed by individuals and legal entities by 15,511,000 roubles, or 14.8%, from 104,696, 000 roubles to 89,185,000 roubles.

To recover debts of budgets of various levels in the framework of making up for Company's expenses related to granting privileges in payment for communication services, the legal support services of the Company's branches received 262 materials worth of 356,640,000 roubles.

The legal department of the Company lodged 51 claims for 131,932,000 roubles.

287 court actions were brought for 385,497,000 roubles.

The state due of 2,106,000 roubles was paid for the statements of actions.

The Company had received 15,257,000 roubles to its bank account before arbitration courts pronounced their judgements in respect of 71 actions. Courts answered 221 court actions worth of 259,826,000 roubles. 60 actions in respect of indemnification for losses related to granting privileges were dismissed. In all cases courts dismissed claims only partially.

The actual amount received on the basis of court orders before enforcement of court deeds was 9,186,000 roubles.

For the year 2006 OJSC NWT has set a goal to further reduce the accounts receivable and to improve the figures describing the work with accounts receivable, including the implementation of the measures of the Company's Programme for Recovering the Accounts Receivable for Communication Services for the years 2006-2008.

Basic Areas of Work:
- making new and extending the current contracts on the basis of advanced payment for communication services provided and/or on the basis of acceptance-free writing-off of money from bank accounts of legal entities;
- taking comprehensive measures to reduce the current debt level;
- recovering through the court outstanding debts existing more than 3 months;
- eliminating in 2006 the outstanding accounts receivable of budgets of various levels for the privileged category of the population to the amount of 127,303,000 roubles.

Attracting a Syndicated Credit

In 2005 OJSC NWT was the first of Russia's interregional companies who entered the market of international borrowed capital and attracted a syndicated loan to the amount of 50,000,000 euros arranged by CITIBANK N.A. This fact makes it possible to further expand the circle of long-term funding instruments for tackling the task of optimizing the structure of Company's capital.

The purpose of obtaining the syndicated credit in the budget of 2005 is:
- to refinance the current accounts payable through the funds to the amount of EUR 20,000,000;
- to partially finance investment projects;
- to place temporarily spare money to the amount of EUR 30,000,000 in fixed bank deposits at a rate of 7-8% per year for up to 6 months.

The funds obtained as a result of placing the syndicated loan upon expiry of the bank deposits period in 2006 will be used for:
- funding the approved investment programme of the Company;
- refinancing the short-term accounts payable.

Failure to obtain the syndicated credit may result in the need of attracting credit resources for refinancing the current accounts payable from other banks at market rates exceeding the rate set forth in the agreement of loan (EURIBOR + 2.00%) and in an increase of the share of short-term liabilities in the liabilities section of the balance sheet, which would lead to negative consequences for the Company in the future related to a reduction of the current ratio as of the date of reporting and, as a consequence, in a significant increase in the price of subsequent short-term and long-term borrowings.

Changes in the Key Financial Status Ratios

Table 12.

Ratio	**Without taking into account the syndicated loan**	**Taking into account the syndicated loan**	**Change in the figure**
Proportion of long-term borrowings in the total amount of attracted funds	0.61	0.69	0.08
Ratio of long-term attraction of borrowed funds	0.32	0.37	0.05
Absolute liquidity ratio	0.04	**0.34**	0.31
Intermediate liquidity ratio	0.42	0.85	0.43
Current (working capital) ratio	0.81	**1.27**	0.46

6.7. Information on the Amount of Net Assets of the Company

Table 13.

Indices	Unit of measurement	As of 12/31/2005
Amount of net assets	thousand roubles	16 185 467
Authorized capital	thousand roubles	1 131 415
Reserve fund	thousand roubles	56 571
ratio of net wealth to authorized capital (line 1/line 2)	%	1431%
ratio of net wealth to sum total of authorized capital and reserve (line 1/(line 2+line 3))	%	1362%

For the period under report, the net assets grew by 1,501,947,000 roubles, or by 10.2%.

VII. BASIC AREAS OF PROFIT DISTRIBUTION

7.1. Report on Basic Areas of Profit Distribution for 2004

Table 14.

No.	Indices	Meas. unit	Distribution of profit for 2004: Approved by the general meeting of the shareholders, .06.2005	Distribution of profit for 2004: Actually distributed
1	2	3		4
1.	Net profit for 2004	thousand roubles	1 326 987	1 326 987
2. Basic areas of profit disposition:				
2.1	Reserve formation in % of profit	thousand roubles	9 674 0.7%	9 674 0.7%
2.2.	payment of dividend in % of profit	thousand roubles %	335 923 25.3%	335 923 25.3%
2.3.	to increase the authorized capital in respect of the retained profit of the year under report in % of profit	thousand roubles %	981 390 74.0%	981 390 74.0%

7.2. Basic Planned Areas of Distributing the Profit for the Year 2005

Table 15.

No.	Indices	Meas. unit	**Amount**
1	2	3	4
1.	Net profit of the year under report	thousand roubles	1 844 135
2.	**Basic areas of distributing the profit of the year under report:**		
2.1.	covering losses of past years	thousand roubles	
2.2.	reserve formation in % of net profit	thousand roubles %	
2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	
2.4.	payment of dividend in % of net profit	thousand roubles %	396 718 21.5%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	1 447 417 78.5%

VIII. REPORT ON PAYMENT OF STATED (CHARGED) DIVIDEND ON THE COMPANY'S SHARES

- Date of taking the decision on annual dividend payment at the General Meeting of the Shareholders: 27.06.2005
- Starting date of dividend payment fixed by the decision of the meeting[5]: 15.08.2005
- Actual starting date of dividend payment: 15.08.2005
- Amount of dividend to be paid per share:
- 0.469 roubles per type A preferred share
- 0.248 roubles per common share
- Method of dividend payment: in the monetary form
- Amount of the paid dividend as of the end of the year 2005, and its share in the total amount of dividend due: 334,419.5 thousand roubles (99.6%). The payment has not been complete because of the absence of details / inaccurate or outdated details for remittance or the absence of the shareholder his/herself or his/her assignees

Dynamics of stated (accrued) dividend on shares of the Company (per share)

Table 16.

Type of securities	2002 Amount (roubles)	2003 Amount (roubles)	2004 Amount (roubles)	2005* Amount (roubles)
Common shares	0.064	0.083	0.248	0.265
Preferred type A shares	0.140	0.357	0.469	0.652

* The amount of the dividend recommended by the Board of Directors of the Company for approval at the annual general meeting of the shareholders.

[5] State, if the general meeting fixes the starting date of dividend payment

IX. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY

ALL RELATED-PARTY TRANSACTIONS HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF OJSC NWT

Table 17.

No.	Parties to contract	Minutes of the Board of Directors No., date	Data on the person(s) interested in the transaction	Subject of the Contract	Price of contract
1st quarter of the year 2005					
1	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (ICJSC Medexpress) *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	15,394. 00 roubles
2	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	10,693.25 roubles
3	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of insurance	19,988.00 roubles
4	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of insurance	360,925.27 roubles
5	OJSC NWT, OJSC RTComm.RU	No. 03-05 of 14.02.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	16,992.00 roubles
6	OJSC NWT, CJSC WestBalt Telecom	No. 03-05 of 14.02.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC WestBaltTelecom). *The equity interest of OJSC NWT in CJSC WestBalt Telecom is 28.00%.*	contract of lease	60,708.00 roubles
7	OJSC NWT, NPF Telecom-Soyuz	No. 04-05 of 18.02.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Board of Directors of NPF Telecom-Soyuz	non-governmental pension insurance	159,982,576.71 roubles
8	OJSC NWT, CJSC IC Svyaz	No. 05-05 of 24.02.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC IC Svyaz). *The equity interest of OJSC NWT in CJSC IC Svyaz is 100.00%.*	acquisition of series 03 bonds in the process of floatation	5,000,000 roubles
9	OJSC NWT, OJSC Rostelecom	No. 06-05 of 05.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	Supplementary Agreement to the Contract on Internetwork Interaction	-

			The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).		
10	OJSC NWT, OJSC Kolatelecom	No. 06-05 of 05.03.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (OJSC Kolatelecom) *The equity interest of OJSC NWT in Kolatelecom OJSC is 50.00%.*	contract of lease of digital channels	-
11	OJSC NWT, Medexpress ICJSC	No. 06-05 of 05.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of insurance	332,515.25 roubles
12	OJSC NWT, LLC "RPC Svyazist"	No. 06-05 of 05.03.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of vouchers purchase	50,031,100.00 roubles
13	OJSC NWT, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 07-05 of 23.03.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	contract of stock sale	2,380,000.00 roubles
14	OJSC NWT, LLC Artelecom Service	No. 07-05 of 23.03.05	N.G. Bredkov - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of LLC Artelecom Service	contract of lease	270,456.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Artelecom Service) *The equity interest of OJSC NWT in Artelecom Service LLC is 77.00%.*		
15	OJSC NWT, OJSC RTComm.RU	No. 07-05 of 23.03.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of services provision	-
16	OJSC NWT, OJSC Rostelecom	No. 07-05 of 23.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of channels lease	$ 17 124,63
17	OJSC NWT, OJSC Rostelecom	No. 07-05 of 23.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of channels lease	$ 182 026,80
18	OJSC NWT, the Russian Foundation of the History of Communications	No. 07-05 of 23.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of the Russian Foundation of the History of Communications G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of the Russian Foundation of the History of Communications	contract of gratuitous transfer	11,200,000.00 roubles
19	OJSC NWT, Medexpress ICJSC	No. 08-05 of 28.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress	contract of insurance	109,416.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
20	OJSC NWT, OJSC RTComm.RU	No. 08-05 of 28.03.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	24,402.40 roubles
21	OJSC NWT, Medexpress ICJSC	No. 08-05 of 28.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	10,935.00 roubles
22	OJSC NWT, LLC "RPC Svyazist"	No. 08-05 of 28.03.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of lease	3,904,435.92 roubles

2nd quarter of the year 2005					
23	OJSC NWT, OJSC RTComm.RU	No. 10-05 of 19.04.05	The shareholder OJSC NWT (OJSC *Svyazinvest), jointly with* its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	termination of the contract appendices	-
24	OJSC NWT, Medexpress ICJSC	No. 10-05 of 19.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. *Chernyak - Member of the* Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	51,776.81 roubles
25	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of lease	207,945.84 roubles
26	OJSC NWT, NPF Telecom-Soyuz	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of NPF Telecom-Soyuz	non-governmental pension insurance	1,580,000.00 roubles
27	OJSC NWT, LLC "RPC Svyazist"	No. 11-05 of 29.04.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist	contract of services provision	2,001,000.00 roubles

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
28	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 1 617,00
29	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract on mandatory vehicle insurance (OSAGO)	32,300.00 roubles
30	OJSC NWT, OJSC Rostelecom	No. 11-05 of 29.04.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract of lease of nonresidential premises	240,802.08 roubles
31	OJSC NWT, OJSC Novgorod Datacom	No. 11-05 of 29.04.05	OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of lease of nonresidential premise	104,441.81 roubles
32	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	438,012.00 roubles
33	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	524,746.00 roubles
34	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	612,625.00 roubles
35	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	303,395.00 roubles
36	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	491,935.00 roubles
37	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	399,067.00 roubles
38	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	343,378.00 roubles
39	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	370,837.00 roubles

40	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	621,201.00 roubles
41	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	290,706.00 roubles
42	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	457,458.00 roubles
43	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	99,880.00 roubles
44	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	272,810.00 roubles
45	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	300,823.00 roubles
46	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	406,832.00 roubles
47	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	Additional agreement to the contract of premises renovation	-

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
48	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	44,266.00 roubles
49	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
50	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	6,192,124.00 roubles
51	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
52	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	premises renovation	39,760.00 roubles

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
53	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
54	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	16,777.00 roubles
55	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
56	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	59,877.00 roubles
57	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-

58	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	149,020.00 roubles
59	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
60	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	210,016.00 roubles
61	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
62	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	109,282.00 roubles
63	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	Additional agreement to the contract of premises renovation	-

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
64	OJSC NWT, ICJSC Medexpress	No. 12-05 of 13.05.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	45,756.00 roubles
65	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin – Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	172,624.00 roubles
66	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	98,924.80 roubles

67	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	530,327.00 roubles
68	OJSC NWT, LLC "RPC Svyazist"	No. 14-05 of 31.05.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of vouchers' purchase	4,647,200.00 roubles
69	OJSC NWT, Medexpress ICJSC	No. 14-05 of 31.05.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance of employees	92,805,267.00 roubles
70	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	1,828,612.00 roubles

71	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	doors infill overhaul	362,002.00 roubles
72	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	doors infill overhaul	156,916.00 roubles
73	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	280,007.00 roubles
74	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Overhaul	49,992.00 roubles
75	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	170,608.00 roubles
76	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	overhaul of the center	156,091.00 roubles

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
77	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of the center	114,871.00 roubles
78	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	9,322,600.00 roubles
79	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	pipe line overhaul	60,996.00 roubles
80	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	1,618,263.00 roubles
81	OJSC NWT, CRTDP NPP	No. 15-05 of 10.06.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	transfer of target membership fees	143,098,900.00 roubles
82	OJSC NWT, CJSC Zenith Football Club	No. 15-05 of 10.06.05	V.N. Yashin - member of the Board of Directors of CJSC Football Club Zenith and member of the Board of Directors of OJSC NWT	advertising services	$ 42 000,00

83	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of services	108,000.00 roubles
84	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	supplementary agreement to the conract of services provision	-
85	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract termination	-
86	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract termination	-

87	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	38,408.85 roubles
88	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	144,597.98 roubles
89	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	11,285.00 roubles
90	OJSC NWT, OJSC RTComm.RU	No. 15-05 of 10.06.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	organization of equipment connection	42,372.88 roubles

91	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	supply of computer-aided accounting system	1,810,450.00 roubles
92	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of hot and cold water supply systems	203,289.00 roubles
93	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of heating facilities	1,576,185.00 roubles
94	OJSC NWT, OJSC Rostelecom	No. 16-05 of 24.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	technical supervision	$ 500,00
3rd quarter of the year 2005					
95	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance of employees	93,887,357.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
96	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	$ 35 824,00
97	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin – a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of hull insurance (KASKO)	194,400.00 roubles
98	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of hull insurance (KASKO)	$ 36 615,70

99	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the *Management* Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 134,88
100	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC *North-West Telecom and* Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 4 224,00
101	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and *Chairman of the Supervisory* Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	4,061.25 roubles
102	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	contract of mandatory vehicle insurance (OSAGO)	36,659.50 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
103	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	911,995.85 roubles
104	OJSC NWT, RSU-Telecom LLC	No. 19-05 of 22.07.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	supplementary agreement to the Contract of asset management	-
105	OJSC NWT, OJSC Telecominvest	No. 19-05 of 22.07.05	V.A. Akulich – Member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT and member of the Board of Directors of OJSC Telecominvest V.N. Yashin - Member of the Board of Directors of OJSC NWT and member of the Board of Directors of OJSC Telecominvest	motor vehicles accomodation services	23,610.48 roubles
106	OJSC NWT, OJSC Rostelecom	No. 19-05 of 22.07.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	lease of non-residential premises	20,988.00 roubles

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom		
			The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).		
107	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform) *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	21,708.00 roubles
108	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	7,752.00 roubles
109	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	4,192.08 roubles
110	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	5,189.16 roubles
111	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	3,648.00 roubles
112	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	10,422.61 roubles
113	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of premises	10,559.40 roubles

114	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	Additional agreement to the contract of lease of premises	10,645.44 roubles
115	OJSC NWT, OJSC RTComm.RU	No. 19-05 of 22.07.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	lease of non-residential premises	20,295.00 roubles
116	OJSC NWT, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 19-05 of 22.07.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	participation in the conference	13,000.00 roubles
117	OJSC NWT, OJSC Svyazintek	No. 20-05 of 15.08.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	billing transformation programme management service	2,703,389.83 roubles
118	OJSC NWT, CRTDP NPP	No. 20-05 of 15.08.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	Additional agreement to the contract of funds set-off	577,141.63 roubles
119	OJSC NWT, CRTDP NPP	No. 20-05 of 15.08.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	services of programme management	646,119.00 roubles
120	OJSC NWT, OJSC Svyazintek	No. 21-05 of 18.08.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	contract of stock sale and purchase	12,574,540.00 roubles
121	OJSC NWT, the State Educational Institution of Higher Professional	No. 21-05 of 18.08.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich	participation in the workshop	166,150.00 roubles

	Education - M.A. *Bonch-Bruyevich* Saint Petersburg State University of Telecommunication		GOUVPO SPUGT University		
122	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of paid services	109,440.20 roubles
123	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	networks major repairs	6,460.00 roubles
124	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	testing and adjustment of ventilation systems	99,981.00 roubles
125	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	testing and adjustment of ventilation systems	99,785.00 roubles

126	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of ventilation systems	39,981.00 roubles
127	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of lighting circuit	60,011.00 roubles
128	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of ventilation systems	99,009.00 roubles
129	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of services	33,689.00 roubles
130	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	services of equipment connection	53,162.00 roubles

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*		
131	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	lease of channels	16,274.58 roubles
132	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of lease	1,515,360.00 roubles
133	OJSC NWT, Medexpress ICJSC	No. 21-05 of 18.08.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of employees insurance	1,324,443.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
134	OJSC NWT, RSU-Telecom LLC	No. 22-05 of 25.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	after-sale servicing of the computer-aided accounting system	5,367,663.00 roubles
135	OJSC NWT, OJSC Rostelecom	No. 23-05 of 30.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	real estate sale and purchase	10,177,966.10 roubles
136	OJSC NWT, OJSC Rostelecom	No. 24-05 of 08.09.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom	service of equipment connection	98,830.00 roubles

			The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).		
137	OJSC NWT, OJSC GiproSvyaz	No. 24-05 of 08.09.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	1,485,422.00 roubles
138	OJSC NWT, OJSC GiproSvyaz	No. 24-05 of 08.09.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	Additional agreement to the contract of telephone exchange renovation	703,054.00 roubles
139	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of the legal entities' property	204,367.00 roubles
140	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	29,769.60 roubles

141	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	465,026.74 roubles
142	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of the legal entity's property	15,684.00 roubles
143	OJSC NWT, OJSC Rostelecom	No. 24-05 of 08.09.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	lease of non-residential premises	15,338.84 roubles
144	OJSC NWT, LLC "RPC Svyazist"	No. 24-05 of 08.09.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist	supplementary agreement to the Contract of asset management	-

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
4th quarter of the year 2005					
145	OJSC NWT, OJSC ACB Svyaz-Bank	No. 27-05 of 25.10.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	agreement of loan	150,000,000.00 roubles
146	OJSC NWT, Medexpress ICJSC	No. 27-05 of 25.10.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of the employees insurance	30,220.00 roubles
147	OJSC NWT, RSU-Telecom LLC	No. 27-05 of 25.10.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of step ladders manufacture	878,759.00 roubles
148	OJSC NWT, RSU-Telecom LLC	No. 27-05 of 25.10.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of manufacture of step ladders and accessories for static testing	1,423,455.00 roubles

149	OJSC NWT, CRTDP NPP	No. 28-05 of 31.10.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	Additional agreement to the agency contract	$ 401 553,29
150	OJSC NWT, LLC "RPC Svyazist"	No. 29-05 of 01.11.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of services provision	9,600,000.00 roubles
151	OJSC NWT, OJSC Rostelecom	No. 30-05 of 02.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of traffic passage services	-
152	OJSC NWT, OJSC Rostelecom	No. 30-05 of 02.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Supplementary Agreement to the Contract on Internetwork Interaction	-

153	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%*	contract of mandatory vehicle insurance (OSAGO)	600.00 roubles
154	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%*	*motor vehicle* insurance	38,180.00 roubles
155	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%*	Additional agreement to the *contract of* medical insurance	3,433,740.73 *roubles*
156	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of mandatory vehicle	1,320,056.30 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%*	insurance (OSAGO)	
157	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%*	Additional agreement to the contract of medical insurance	94,156,289.00 roubles
158	OJSC NWT, CRTDP NPP	No. 31-05 of 10.11.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	organization of seminars	593,220.00 roubles
159	OJSC NWT, NPF *Telecom-Soyuz*	No. 31-05 of 10.11.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	434,413.00 roubles
160	OJSC NWT, NPF Telecom-Soyuz	No. 31-05 of 10.11.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	4,407,262.00 roubles
161	OJSC NWT, NTC Komset CJSC	No. 31-05 of 10.11.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party OJSC Rostelecom, holds all in all over 20 per cent of the voting shares of second party in the transaction (NTC Komset CJSC).	channels testing	65,000.00 roubles
162	OJSC NWT, CRTDP NPP	No. 31-05 of 10.11.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	training and provision of services	$ 298 151,33

163	OJSC NWT, OJSC Telecominvest	No. 32-05 of 28.11.05	V.A. Akulich – Member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT and member of the Board of Directors of OJSC Telecominvest V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and member of the Board of Directors of OJSC Telecominvest	additional agreement to the contract of lease	138,875.44 roubles
164	OJSC NWT, OJSC Rostelecom	No. 32-05 of 28.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of lease	76,906.78 roubles
165	OJSC NWT, OJSC Svyazintek	No. 33-05 of 09.12.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	master system development	$ 9 621 000,00
166	OJSC NWT, OJSC National Payphone Network	No. 33-05 of 09.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of OJSC National Payphone Network	additional agreement to the contract of after-sale servicing	-
167	OJSC NWT, OJSC ACB Svyaz-Bank	No. 35-05 of 16.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	contract of guarantee	-

168	OJSC NWT, OJSC ACB Svyaz-Bank	No. 35-05 of 16.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	bank deposit	10,000,000 Euros
169	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of technical supervision	44,250.00 roubles
170	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of cable line materials purchase	7,500.00 roubles
171	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	contract of equipment connection services	91,336.00 roubles

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*		
172	OJSC NWT, OJSC Kolatelecom	No. 35-05 of 16.12.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (OJSC Kolatelecom) *The equity interest of OJSC NWT in Kolatelecom OJSC is 50.00%.*	contract of lease	50,600.00 roubles
173	OJSC NWT, OJSC RTComm.RU	No. 35-05 of 16.12.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	22,881.36 roubles
174	OJSC NWT, Medexpress ICJSC	No. 35-05 of 16.12.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of goods insurance	33,750.00 roubles
175	OJSC NWT, Medexpress ICJSC	No. 35-05 of 16.12.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress	contract of goods insurance	300,000.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
176	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	supplementary agreement to the contract of non-governmental pension insurance	165,785,000.00 roubles
177	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	3,131,750.30 roubles
178	OJSC NWT, OJSC Rostelecom	No. 37-05 of 23.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract in respect of maintenance/ engineering equipment	5,084,765.72 roubles
179	OJSC NWT, OJSC ACB Svyaz-Bank	No. 37-05 of 23.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	bank deposit	20,000,000 Euros
180	OJSC NWT, OJSC ACB Svyaz-Bank	No. 37-05 of 23.12.05	A.N. Kiselyov and K.V. Belyayev - *members of the Board of* Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	additional agreement to the contract of bank account	-

181	OJSC NWT, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 37-05 of 23.12.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	provision of services	6,000,000.00 roubles
182	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	253,683,057.38 roubles
183	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	253,683,057.38 roubles

X. KEY RISK FACTORS

Analyzing the possibility of attaining the set goals, the Company sees the following key risks, to minimize or to manage which is difficult for the Company:

1. Changes in the licensing conditions for certain communication services, which may entail the need of resources re-distribution and the need of changing the Company's plans related to providing such services.
2. Changes in the conditions of interaction between operators providing voice communication services in connection with the liberalization of the telecommunications market.
3. Difficulty of accurately forecasting the rates for regulated services included in the Company development forecast.
4. Introduction of the time-based call billing system, which may result in a reduction of the growth rate of Company's income from local communications.
5. Unpredictable and unfair actions of competitors.
6. A reduction of Company's income because of the falling solvency of the population and the outflow of the demand for services to alternative segments of the market.
7. Achieving the level of rates for local communications, under which competition with cellular operators becomes difficult.

Local Communications

The key competitors **in the "Population" segment** are cellular communication operators: OJSC Mobile TeleSystems, OJSC Vympel Communications, OJSC Megafon..

Risk: At the moment, there is a trend towards replacement of fixed communications by cellular communications. Mobile operators pursue a policy of increasing the income from extra services (VAS) and aspire at attracting as many subscribers as possible through actively introducing new rate plans, discounts and bonuses reducing the actual per-minute cost of a local voice connection.

In case of introducing the time billing system, there is a risk that subscribers will abandon wire communication services and will switch over to cellular operators.

Competitors **in the** "Corporate **Clients" segment** are alternative communication operators providing, besides wire telephony, a package of accompanying services with a flexible system of discounts.

Risk: Reduction of OJSC NWT's share in the "Corporate Clients" segment.

Area Communications

The key competitors **in the "Population" segment** are cellular communication operators, as the cost of a minute of area connection does not differ from the cost of a minute of local connection, whereas OJSC NWT has separate rates for area communication, which depend on the distance to the place.

In the "Corporate Clients" segment, there is direct competition of alternative communication operators using package offers including pre-paid inraareal traffic with a discount.

Risk: Outflow of subscribers to alternative communication operators. As a result, volumes of intraareal traffic are reduced and the respective income becomes lesser.

Internet Access

There is an acute competition in the market – both in the "Population" and "Corporate Clients" segments.

OJSC NWT holds a significant share of the market by dial-up access, in spite of the presence of many "card" operators.

Alternative operators are the leaders in the market of broadband access in the "Population" segment at the moment. In 2006 OJSC NWT is introducing the service of broadband access for the population under the *Avant-Guard* trademark, which, as the Company expects, will allow it to gradially win the leading position in this segment of the market.

XI. DATA ON PARTICIPATION OF THE COMPANY In OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (IN WHOSE AUTHORIZED CAPITAL THE SHARE OF THE COMPANY IS AT LEAST 10%)

Table 18

No.	Organization	Basic areas of business	Share in the Company's authorized capital in %	Contribution to the authorized capital		Basic indices of the performance		
				nominal	actual	Number of Subscribers / lines	Proceeds, thousand roubles	Net profit (thousand roubles)
1	LLC Parma Paging *	Personal radio paging services	100	100	100	0	0	0
2	LLC Novgorod Datacom	Data transmission services; telematic services; telematic services of voice data transmission	100	350	68007	17337	23121	879
3	OJSC Kolatelecom	Broadband cable TV services	50	75	75		38786	-5146
		Users: - cable TV				3807		
		- Internet				2102		
4	LLC Parma Inform	Telematic and data transmission services	50	100	100	628	69321	3707
5	CJSC Parma Telecom	Provision of local, long-distance and international telephone communication services	34,18	34,18	34,18	0	0	0
6	CJSC WestBaltTelecom	Local, long-distance and international telephone communication services, Data transmission services, Telematic services	28	11343	11343	35624	169121	41041
7.	CJSC Octagon Technologies	General construction works – Industry – electric and radio communications Inactive company	26,4	2218	2218	0	0	0

(**) Inactive company

Brief Description of the Operation of the Organizations Based on the Results of Work in 2005

LLC «Parma Paging» (100% in the authorized capital)
According to decision of the Court of Arbitration of the Republic of Komi of 21.12.2005 (Case No A29-11089/05-3B) the Company «Parma-Paging», Ltd. is recognized insolvent (bankrupt). The bankruptcy procedure is started with respect to the Company. Such bankruptcy proceedings are introduced for the period of one year.

LLC Novgorod Datacom (100% in the authorized capital)
LLC Novgorod Datacom ensures the provision of telematic services (e-mail, access to information resources, file transmission, voice information transmission) and, besides the "traditional" services (dial-up and dedicated Internet access), actively develops such new areas as: IP-telephony and acCompanyng services (the city Intranet network and telecasting via broadband channels). In 2005 the company was conducting active advertising and information policies, which resulted in the company securing in a position of a progressive provider of telecommunication services that keeps developing steadily. To implement the decision by its only shareholder the Company was reorganized by way of joining the «Novgorod Deytacom», Ltd. to the «Novgorod Datacom», Ltd. In 2005 the company earned proceeds to the amount of 23121 thousand roubles.

OJSC Kolatelecom (50% in the authorized capital)
In 2005, broadcasting and telecasting via the cable TV network became the basic area of OJSC Kolatelecom's activities, besides, the company continued to:

- lease out communication channels;
- data transmission services;
- telematic services;

The volume of proceeds is 38786 thousand roubles, which is 47 % higher than the same index in the previous year.

LLC Parma Inform (50% in the authorized capital)
LLC Parma Inform is a data transmission network and telematic services node operator working in the Republic of Komi. The basic clients are big business, small business and budgetary organizations. The company's key financial indices of the year 2005 show a sustainable growth. The proceeds are 69321 thousand roubles, which is 39 % higher than this index for the previous year, the net profit is 3707 thousand roubles, which is 42 % higher than that index for the previous year.

LLC Parma-Telecom (34.18% in the authorized capital)
On August 22, 2005 the extraordinary general meeting of the company sharegolders adopted a decision on liquidating the Company.

CJSC WestBalt Telecom (28% in the authorized capital)
CJSC WestBalt Telecom (WestBalt Telecom trademark) provides the complete range of public network communication (local, long-distance and international) services in Kaliningrad, as well as Internet services (ByteCity trademark) and data transmission services on the basis of the Frame Relay technology. The Company has a network of automated communication centers (Svyaznoy+ trademark). The bulk of the clientele are the population and small business. In 2005 the proceeds of the Company amounted to 169,121 thousand roubles and the net profit 41,041 thousand roubles.

XII.WORK WITH THE PERSONNEL

12.1. Labor and Wages

OJSC NWT's labour and wages organization in 2005 was aimed at further improvement of the efficiency of employees' labour use with the minimum costs, by way of a step by step transition to a streamlined system of salaries, remunerations and productivity stimulation.

Remuneration of labour and provision of social privileges to employees of OJSC NWT in 2004 was regulated by the Collective Agreement approved by the Resolution of the Conference of Employees of 18th December 2003, that took effect on 1st January 2004, and by the local standard acts – the Provisions on Remuneration of Labour worked out by each branch and by the General Directorate on the basis of the Collective Agreement and the Agreement on Rates in the Industry. A standing committee worked on introducing amendments and additions to the Single Collective Agreement of OJSC NWT.

The acting system of salaries in the Company and its work to develop a streamlined joint system of salaries, wages, remunerations and personnel incentive (JSSWR&PI) are based on the following principles:

- the Company right to set the formats and systems of salaries and wages for its employes guranteed by the acting legislation of the RF;
- the basis of the existing labor remuneration and personnel incentive system is the dependence of wages of each employee on his/her skills, educational level, scope of work done, variety of functions performed, degree of responsibility, complexity and intensity, quantity and quality of labor spent that account for the end results of the job done in accordance with the acting legislation;
- maintaining the minimum wages provisioned and stipulated by the law;
- forming a highly professional and strongly motivated team aiming at attaining top level results, a team sharing progressive outlook and modern approaches to solving the tasks faced by the Company.

In the result of that work to proceed to a streamlined joint system of salaries, wages, remunerations and personnel incentive during 2005:

- a joint Collective Agreement for OJSC NWT was concluded for the years 2006-2008, approved by the Resolution of the OJSC NWT Employees Conference of 18.11.2005,
- drafted a standard Regulation on labor salaries and wages (SRLSW) for the Company branches, apporved by the OJSC NWT Board, Protocol No 35-05/373 of 11.10.2005,
- developed new Regulations for salaries and wages at the branches (RSWB), based on the SRLSW that came int force on 01.01.2006,
- the acting RSWB in the branches were streamlined with respect to the following positions: a joint limited set of extra payments and charges set into operation; the maximum percent of bonuses for the results of productive and managerial activities set; the list of single-time incentives that may be paid out to both separate employees and the whole structural units; the maximum level of welfare support for the annual leave; the list of possible types of single-time welfare support that may be provided to the employees,
- together with the Department of Accounting drafted a joint «Reference Book on the Wages and Payments Envisaged by the Collective Agreement and other Local Regulatory Acts at OJSC NWT, to be Reported in the Accounting, Taxation and Managerial Acounting», the «Regulation on the Order of Allotting Reserves for Future Expenditures, Their Actual Use and Documented Reporting in OJSC NWT";
- started joint Agreements on Non-State Pensions and Voluntary Healthcare Insurance.

The structure of general remuneration for the Company employees consists of:

- the basic part – tariff wages / position salary;
- extra charges that account for the specifics of various jobs and the special case payments;
- bonuses (paid out on a quarterly, monthly basis) according to the actual results of the production and operational activities;
- annual bonuses on the overall annual results;
- single time incentive payments;
- welfare support.

Setting the basic tariff wages / position salaries which form the basic part of the employees remineration followed the Amendments to the RSWB «Tariff Wage (Position Salary) Ranges for Remuneration of the Subsidiary Employees».

The following types of compensation payments and surcharges were used in the Company:

- those to compensate for extra labor expenditures due to specific working regime and special labor conditions;
- incentives to stimulate employees in mastering special konowledge and skills, improving their professional level, to compensate for the extra labor exerted in special labor conditions, such as:
  - o to compensate for the labor conditions in the Far North and area equated to it in their environmental situation, in accordance wit the acting legislation as per cent extras and regional coefficents;
  - o in order to compensate for the work done during regular days off or holidays;
  - o in order to compensate for the ovrtime.

During 2005 the Company employees received their bonuses for:

- the results of their production and managerial activities;
- the overall annual results;
- single-time, as per the respective RSWB at the subsidiaries.

The amount of the bonus fund for results of work depends on the performance of the basic economic indices of the Budget. Bonuses to the key employees of OJSC NWT – employees directly influencing the implementation of the long-term economic strategy – were awarded on the basis of the work results for a quarter for the fulfilled indices of the Budget.

Bonuses to other employees were paid on a monthly basis for performance of the bonus indicators established for each structural unit.

Following the opverall business targets and in order to optimize the personnel expenditures all the activities undertaken to increase the average wages and salaries during 2005 were conducted within the saved wages and salaries fund resulting from rightsizing the personnel numbers, in full accordance with the activities on reorganizing and streamlining the organizational structure of the subsidiaries.

Within the scope of such reorganization the overal number of nodes was reduced by way of merging them, followed by a respective centralization of all the managerial functions: legal, financial and economic, accounting, personnel management, labor safety, information technologies, logistical and material support, preparedness activity, emergency situations and civil defence, - and also the adjustment of technologies aimed at generally improving the efficiency of operations. Sub-economic communication units were closed, while client service units had optimal working hours introduced followed by the respective reduction of personnel. The non-profiling activities, particularly those in the supporting services and auxiliary productin shops was put to outsourcing. In the result of such outsourcing the following activities were excluded from the core operations and passed over to different organizations: the publishing activities, medical services and healthcare, area and premises cleaning, communal utilities, telegram dispatching. Personnel reduction also stemmed from the increased digitizing and changes in the technologies of services provided. In the result of such dedicated work to optimize the efficiency of personnel costs and expenditures as well as the personnel numbers the overall number of managers of different levels and units kept falling at an accelerated rate.

To enhance the competitive capacity of OJSC NWT in the market of labor, and to engage and retain highly skilled specialists, in 2005 the branches took measures to increase the share of the rate (fixed salary) part in wages, with a simultaneous reduction of the list of extra pays and rises in wages.

As a result of the improvement of the labour remuneration system, changes took place in the structure of the wages fund as compared to the previous year, 2004. The share of the rate (fixed salary) part in the total wages fund grew by 6.8%, the share of other pays increased by 2.1%; the share of welfare benefits paid to employees decreased insignificantly (by 0. 2%); and the share of bonuses increased by 7,1% through all sources.

The structure of OJSC NWT labor wages and salaries fund for 2004-2005 is presented in the diagram below

The structure of OJSC North West Telecom labor wages and salaries fund for 2004-2005


other
16,2% - 2005 year
16,1% - 2004 year
tariff wages and salaries
36,9% - 2005 year
45,7% - 2004 year
welfare
2,1% - 2005 year
2,3% - 2004 year
bonuses, total
26% - 2005 year
16,9% - 2004 year
regional adjustments
14,5% - 2005 year
16,7% - 2004 year
long service and length of service bonuses
0% - 2005 year
0,2% - 2004 year

In 2005 the average monthly wages of the employees on the payroll increased by 30,3%as compared to the previous year and amounted to 13 798 roubles against 10 590 roubles in 2004 (in the result of the measures taken to reorganize subsidiaries and optimize branch-to-branch personnel spendings), while the wages and salaries fund increased by 20,3% only.

Table 19

INFORMATION ON THE NUMBER AND WAGES OF THE OJSC NWT'S EMPLOYEES

Index	Unit of measurement			Changes rate %
Average number, total	persons	34 735	31 979	-7,9
including:				
Average personnel number	persons	**34 252**	**31 647**	**-7,6**
Average number of employees combining jobs	persons	113	87	-23,0
Average number of employees who worked under civil contracts	persons	370	245	-33,8
Wages fund, total	thousand roubles	4 408 031,8	5 304 712,7	20,3
including:				
Wages fund of those on the payroll	thousand roubles	**4 352 745,7**	**5 240 020,9**	**15,6**
Wages fund of employees combining jobs	thousand roubles	6 368,3	5 996,2	-5,9
Remuneration of employees who worked under civil contracts and those not on the payroll	thousand roubles	48 917,8	58 695,6	20,0
Average monthly wages of the employees on the payroll	**roubles**	**10 590**	**13 798**	**30,3**
Social payments, total	thousand roubles	185 170,0	470 480,2	154,1
Social payments for employees on the payroll	thousand roubles	**158 427,1**	**431 365,9**	**172,3**
Social payments for double jobbers	thousand roubles	11,4	41,5	264,0
Social payments for employees who work under civil contracts and those not on the payroll	thousand roubles	17 947,4	39 072,8	117,7
Average monthly income of the employees on the payroll	**roubles**	**10 975**	**14 934**	**36,0**

The figures for 2004 are presented in the format adjustable to 2005, with the account of the «Svyaz Respubliki Komi» and «LenSvyaz» subsidiaries ovedr 2004, affiliated with OJSC NWT as from 01.10.2004.

For reference: The Roster numbers of the OJSC NWT personnel, as of 01.01.2005 - 34 728 persons, and as of 01.01.2006 - 27 641 persons. The drop constitutes: 7,087 persons / 20,4%

12.2. Improving the Management Structure.

General Directorate

The organizational structure of the General Directorate of the OJSC NWT went through several updates during 2005 as the functions of various services and their distribution kept becoming clearer. The current structure of the General Directorate of the Company, working by the end of the reported year, was initially introduced on 01.06.05. By the end of 2005 a new structure of the General Directorate was developed to be introduced from 01.01.06

Branches

During 2005 work was under way to restructure the Company branches and subsidiaries according to the «Plan of measures to reorganize the structures of the branches» as approved on 14.05.05 , so that during 2005 in those branches:

- the number of hyerarchy levels was reduced from 6 to 5 (branch – node – shop – site – group), while the hyerarchy level «Production» was liquidated;
- the number of structural units in the branches (electric communication nodes, nodes of production support and motor-transport depots) was reduced from 77 to 48;
- the number of production shops was reduced from 30 to19;
- the number of production sites was reduced from 733 to 386.

Finally the organizational structure of branches was approved by the Board ob 01.12.2005 The approved organizational strcuture of the branches will come into force during 2006.

During 2005 work was under way to streamline the names of different units and departments and positions as part of the respective work to streamline the Company staff rosters so as to introduce the Corporated Information system based on the Oracle Enterprises-Business Suite. The organizational structures of all the branches was approved by the Board of Directors on 01.12.2005 Work to streamline the names and titles of the units and positions that form the structure of the General Directorate will proceed during 2006.

The "North West Telecom" Open Joint Stock Company
Organizational Chart


General Meeting of the Stockholders
Board of Directors
General Directorate
Managing Committee
Committee on Nominations and Remunerations
Committee on Corporate Management
Committee on Audit
Committee on Strategic Development
Board of directors
Coordinating Council
Branch "ArTelecom of the Archangel Oblast"
Branch "NovgorodTelecom"
Branch "ElectroSvyaz, Vologda Oblast"
Branch "ElectroSvyaz, Republic of Karelia"
Branch "LenSvyaz"
Branch "Petersburg Telephone Network"
Branch "ElectroSvyaz, Kaliningrad Oblast"
Branch "MurmanElectroSvyaz"
Branch "Svyaz, Komi Republic"
Branch "ElectroSvyaz, Pskov Oblast"

Branch 12.3. Personnel Management.

- The personnel policy and social policy are an integral part of the entire managerial activities and operational policy of the Company. The principal aims of the personnel and social policies were declared in the Personnel Management Concept apporved by the Board of Directors of the Company in 2005. The organization of the personnel and social policy in 2005 was aimed at developing and improving the existing system of personnel management, adequately meeting the interests of OJSC NWT. The basic goals of the personnel management system are:
- To facilitate manageability of the Company,
- To promote higher efficiency of the Company operations,
- To form the image of the «preferable employer» for the Company,
- To stimulate building a customer-oriented Company.

Developing and upgrading the system of personnel management was conducted on the basis of the Company Mission, the Company Strategy the projectrs by the «SvyazInvest», Ltd. in the area of personnel management, the current goals of the Company and was aimed at forming a highly professional and strongly motivated team aiming at attaining top level results, a team sharing progressive outlook and modern approaches to solving the tasks faced by the Company.

Better manageability of the Company and higher efficiency of its activities during 2005 were largely resulting from the implementation of measures to rightsize the staff (reduce the staff numbers and outsource the functions) within the scope of reorganizing the branches' organizational structure.
During the reported year while implementing the measures to optimize the structure and personnel numbers, much attention was paid to retaining the highly qualified employees, improving the quality structure of the staff, to issues of centralizing all the personnel management functions at the level of the Company.
The educational level of the Company personnel over all the categories is rather high - 15 348 have professional university and college level education, which comprises 55,5% of the staff. The Company employs 40 Ph.D's and one full-time Professor.
Positions calling for experts with university diplomas have: 5 393 experts with higher school professional training; 1 538 experts with professional college trainining; 361 practicioners. Positions calling for experts with professional college trainining, have: 550 experts with higher school professional training; 3 305 experts with professional college trainining; 801 practicioners.
The Company's training system is organized according to the principle of revealed priority areas of training based on the strategic needs of the business, business plans and job requirements. Today OJSC NWT uses the entire arsenal of means and methods of training, proceeding from the economic and methodological advisability of applying them.
Annually the Company approves and adopts the priority training directions for the current period. For the year 2005 the following such priorities have peen earmarked:

- the latest techniques and technologies,
- marketing and sales logistics,
- change control,
- team formation.

In order to develop an efficient system of integrated, structured continuous training the OJSC NWT keeps developing the criteria to distribute its employees into training groups; common professional, technical, managerial and behavioral needs for such groups are identifed; needs in training and professional development that stem from the development strategy and perspective plans of the Company are formulated; availabled forms and techniques of future training and development are analyzed that would satisfy the needs identified in the process, comrehensive long term programs of corporate training are worked out.
To specify, in 2005 the Department of Personnel Management has developed and tested the multi-stage program of intra-Company corporate training for employees that work with VIP-clients. The program is aimed at developing a client-oriented approach and includes both training these employees in sales techniques and a comprehensive study of the technologies supporting the services offered. That program will proceed with its implementation during 2006 as well.
The Company Managers keep updating their qualificastions in a systemic way within the scope of modular programs of centralized corporate training under the OJSC «SvyazInvest» «Operational Management» and «». Both programs aimed at acquiring the knowledge in the area of modern management techniques, development of the client-oriented approach in managerial teams, the development of leadership qualities. In the course of such training the students acquired knowledge in the following areas: management, finances, marketing, personnel, and also leadership.
During 2005 the training of the Company employees took place in both the regional training centers and the profiling universities and training centers of the RF: the Prof.M.A.Bonch-Bruevich Saint-Petersburg State University of Telecommunications (Saint-Petersburg), the Saint-Petersburg State University (Saint-Petersburg), the IPK MTUSI (Moscow), the «Sodeistivie (Assistance)» Sci.Center (Moscow), the «Resonance» Sci. Univ. (Moscow).
The human resources potential of the Company is one of the most important factors determining its success. Thus, the efficiently organized personnel training system is the pledge of a successful operation of the Company in the market of communication services under the conditions of constantly aggravating competitive struggle.
The age distirbution of the OJSC NWT employees may be characterized as stable enough: 7% of employees are under 25; 23% of employees are from 25 to 35 years old; 63% of employees are from 35 to 55 years old; and 7% are over 55. The distribution of the number of OJSC NWT's staff on the payroll by ages is shown on the diagram:

OJSC NWT personnel age distribution, as of 31.12.2005


Over 55
7%
Under 25
7%
From 25 to 35
23%
From 35 to 55
63%

In pursuance of introducing the new organizational structure and reducing the personnel numbers and the staff in the branches provisional commissions were started to consider disputes that might arise with respect to maintaining the basic legal rights and interests of the employees.
During the reported year work was actively under way in the Company to search for and involve the personnel in forming the a по формированию Company own «bank of resumes», and to interact with recruiting agencies and employment services.
Work in the branches of the Company was also under way with the Veterans' councils; meetings of the veterans with the Company management were organized.
The Company kept using non-material incentives quite widely, to include various forms of training, to career growth of the employees, to congratulations on their personal celebrations and citicens holidays.
Awarding the employees is one of the elements of motivation, on which the Company's management places high emphasis. Awards facilitate the motivation of the working team overall and help to outline the values reflecting the corporate culture of the Company.
During 2005 the following awards were given to the Company employyes to recognize their important input o the development of the telecommunications industry:

- Tiltle of «Master of telecommunications» – 66 employees,
- Badge «Radioperson of Honor» – 8 employees,
- The Diploma of Honor by the OJSC «The Investment Telecommuniucations Company» – 6 employeesв,
- The Diploma of Honor by the Ministry of Information Technologies and Telecommunications, RF – 2 employees;
- 139 employees received the Diploma of Honor of OJSC NWT and 35 employees received the Special Expression of Gratitude by the General Manager.

As for the interaction with the trade unions, it went on on the basis of the Statute of "Social Partnership in the Telecommunications Industry of the RF" in various formats (negotiations on regulating labor relations, providing safeguards for the labor rights, participation of representatives of the employees and the employers in amending and updating the Collective Agreement and agreeing the local regulatory acts).

The well thought-out personnel policy of the Company retains highly skilled specialists, strengthens the corporate spirit and is the basis of the technical maintenance and development of communication networks and facilities in the Northwestern region of Russia.

XIII. INFORMATION ON THE BODIES OF THE COMPANY

The general meeting of the shareholders is the supreme management body of the Company.

13.1. Board of Directors

During 2005, the Company had two sets of the Board of Directors.
The composition of the Board of Directors, elected by the Extraordinary General Meeting of the Shareholders on September 20, 2004

Table 20

No	Full name:	Date of birth	Position occupied	Education
1.	Vladimir Alexandrovich Akulich	23.08. 1956	General Manager OJSC NWT	Higher
2.	Alexandr Alexandrovich Gogol	12.06. 1946г	St. Petersburg State University of Telecommunications Rector	Higher
3.	Dmitry Georgiyevich Yefimov	21.11. 1962	Association for Investors' Rights Protection Leader of the independent directors team	Higher
4.	Alexandr Vyacheslavovich Ikonnikov	05.04. 1971	Association for Investors' Rights Protection Chief Executive	Higher
5.	Dmitry Vladimirovich Levkovsky	24.08. 1965г	NCH Advisors, Inc. Vice-President	Higher
6.	Sergey Alexandrovich Orlov	07.11.1962г	OJSC Svyazinvest Chief Executive – Director of the International Cooperation Department	Higher
7.	Stanislav Nikolayevich Panchenko	24.08. 1945	OJSC Svyazinvest Deputy General Manager	Higher
8.	Oxana Valeryevna Petrova	04.01.1973	OJSC Svyazinvest Deputy Manager, Methodology Division, Corporate Governance Department	Higher
9.	Irina Mikhailovna Ragozina	28.07.1950	OJSC Svyazinvest Corporate Governance Department Director	Higher
10	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director	Higher
11	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager	Higher

Board of Directors elected by the annual General Meeting of the Shareholders on 27.06.05

Table 21

No	Full name:	Date of birth	Position occupied	Education
1	Vladimir Alexandrovich Akulich	23.08.1956	OJSC NWT General Manager	Higher
2	Konstantin Vladimirovich Belyaev	03.01.1968	Deputy General Manager, OJSC Svyazinvest	Higher
3	Alexandr Alexandrovich Gogol	12.06.1946	St. Petersburg State University of Telecommunications Rector	Higher
4	Dmitry Georgiyevich Yefimov	21.11.1962	General Manager, Klin Design and Construction Works	Higher
5	Alexandr Vyacheslavovich Ikonnikov	05.04.1971	Chairperson of the Supervisory Board of the Association of Independent Directors	Higher
6	Alexandr Nikolayevich Kiselev	30.01.1962	Assistant Minister, RF Ministry for Information Technologies and Communication	Higher
7	Dmitry Vladimirovich Levkovsky	24.08.1965	NCH Advisors, Inc. Vice-President	Higher
8	Nikolay Moiseevich Popov	20.01.1949	Director of the Department of State Programs, Infrastructure ***Development*** and Use of the Limited Resource of the Ministry of Informatization and Communication of Russia To be considered a drop-out from the Board of Directors due to death in early January, 2006	Higher
9	Irina Mikhailovna Ragozina	28.07.1950	Manager of the Corporate Management Department, OJSC Svyazinvest	Higher
10	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director	Higher
11	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager	Higher

According to the Order of FSFO (Federal Service for Financial Restructuring) dated 15th December 2004 No.04-1245/pz-n, Appendix 1 to the Order, clause 2, the following persons are independent directors:

Alexandr Alexandrovich Gogol, Dmitry Georgiyevich Yefimov, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Sergey Alexandrovich Orlov, Oxana Valeryevna Petrova, Irina Mikhailovna Ragozina, Ivan Ivanovich Rodionov.

Chairperson of the Board of Directors – Valery Nikolayevich Yashin

Deputy Chairperson of the Board of Directors – Dmitry Vladimirovich Levkovsky

1) Valery Nikolayevich Yashin
Citizenship: RF
Positions occupied:
Period: ***1996 – up to the present time***
"Telecom-Soyuz" Non-Governmental Pension Fund
Position: ***Chairperson of the Fund Council***

Period: ***up to the present time***
Organization: ***"St. Petersburg Payphones" Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***– up to the present time***
Organization: ***"Telecominvest" Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***– up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1999 – up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***Chairman of the Management Board***

Period: ***2000 – up to the present time***
Organization: ***"Moscow City Telephone Network" Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2000 – up to the present time***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***Electrosvyaz of Moscow Oblast Open Joint-Stock Company***
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***"National Payphone Network" Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***Open Joint-Stock Company "North West Telecom"***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***"The Russian Foundation of the History of Communications"***
Position: M***ember of the Management Board***

Period: ***up to the present time***
Organization: ***FC-Zenith Closed Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***up to the present time***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position:***ember of the Supervisory Board***

Holds the Company shares to the amount of: common shares – ***786 700***.
Preferred shares – ***832 913***.
Share of participation in the authorized capital: 0,1431%
No deals on purchasing or alienating the Company shares executed over the reported period.

2) Vladimir Alexandrovich Akulich
Citizenship: RF
Positions occupied:
Period: ***– up to the present time***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: Non-Profit Partnership Center for Research of Telecommunication Development Problems
Position: M***ember of the Board of the Partnership***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

3) Konstantin Vladimirovich Belyaev
Citizenship: RF
Positions occupied:
Period: 2001 – up to the present time
Organization: "Investment Communication Company" Open Joint-Stock Company
Position: Deputy General Manager in charge of Economics and Finance

Period: 2005 – up to the present time
Organization: VolgaTelecom Open Joint-Stock Company
Position: Chairperson of the Board of Directors

Period: 2005 – up to the present time
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: Member of the Management Board

Period: 2005 – up to the present time
Organization: Southern Telecommunication Company - Open Joint-Stock Company
Position: Member of the Board of Directors

Period: 2005 – up to the present time
Organization: Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company (JSCB Svyazbank OJSC)
Position: Member of the Board of Directors

Period: 2005 – up to the present time
Organization: North West Telecom Open Joint-Stock Company
Position: Member of the Board of Directors

Period: ***2005 – up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position" M***ember of the Management Board***

Holds the Company shares to the amount of: common shares – 4 962.
Preferred shares – 2 184.
Share of participation in the authorized capital: 0,0006%
No deals on purchasing or alienating the Company shares executed over the reported period.

4) Alexandr Alexandrovich Gogol
Positions occupied:
Period: ***1998 – up to the present time***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Rector***

Period: ***2003 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***St. Petersburg Telecommunication Center – Closed Joint-Stock Company***
Position: ***ember of the Board of Directors***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

5) Dmitry Georgiyevich Yefimov
Citizenship: RF
Positions occupied:
Period: ***1993 – up to the present time***
Organization: ***Association for Investors' Rights Protection***
Position: ***Head of the Corporate Management Department***

Period: ***2004 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***Klin Design and Construction Works Closed Joint-Stock Company***
Position: General Manager
Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

6) Alexandr Vyacheslavovich Ikonnikov
Citizenship: RF
Positions occupied:
Period: ***2002 – 2005***
Organization: Association of Independent Directors
Position: ***Chairman of the Management Board***

Period: ***2005 – up to the present time***
Organization: Association of Independent Directors
Position: C***hairperson of the Supervisory Board***

Period: ***2002 - 2005***
Organization: ***Central Telecommunications Company - Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2002 – up to the present time***
Organization: ***Open Joint-Stock Company North West Telecom***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***"Baltika Brewery" Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***Russian Electrical Engineering concern "Ruelprom"***
Position: ***mber of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***Board Solutions Closed Joint-Stock Company***
Position: ***General Manager***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Citizenship: RF
Positions occupied:

Period: ***2004 – up to the present time***
Organization***: RF Ministry for Information Technologies and Communication***
Position: ***Assistant Minister***

Period: ***2005 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company) (JSCB Svyazbank OJSC)
Position: ***Chairperson of the Board of Directors***

Period:***2005 – up to the present time***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: 2005 – up to the present time
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: ember of the Board of Directors

Period: ***2005 – up to the present time***
Organization: Central Telecommunications Company - Open Joint-Stock Company
Position: ***ember of the Board of Directors***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Citizenship: RF
Positions occupied:
Period: ***1995 – up to the present time***
Organization: ***"NCH Advisors, Inc"***
Position: ***Vice-President***

Period: ***2000 – up to the present time***
Organization: ***Open Joint-Stock Company "North West Telecom"***
Position: ***mber of the Board of Directors***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Citizenship: RF
Positions occupied:
Period: 2004 – up to the present time
Organization: Ministry of Russia for Information Technologies and Communication
Position: Director of the Department of State Programs, Infrastructure Development and Use of the Limited Resource

Period: 2005 – up to the present time
Organization: North West Telecom Open Joint-Stock Company
Position: ember of the Board of Directors

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Citizenship: RF
Positions occupied:
Period: ***1996 – up to the present time***
Organization: Open Joint-Stock Company "North West Telecom"
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***ember of the Board of Directors***

Period: ***1999 – up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***Corporate Governance Department Director***

Period: ***2000 - 2005***
Organization: ***"Moscow City Telephone Network" Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: ***2002 – up to the present time***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***ember of the Management Board***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Citizenship: RF
Positions occupied:
Period: ***1997 – up to the present time***
Organization: ***Representative office, AIG-Brunswick Capital Management Limited Company***
Position: ***Managing Director***

Period: ***1998 – up to the present time***
Organization: ***IBS Company***
Position: ***ember of the Board of Directors***

Period: ***2002 – up to the present time***
Organization: ***Open Joint-Stock Company North West Telecom***
Position: ***mber of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: ***"AIG-Interros RCF Advisor" Company***
Position: ***Managing Director***

Period: ***2004 – up to the present time***
Organization: ***"FosAgro" Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Period: ***2005 – up to the present time***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***ember of the Board of Directors***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Remuneration to Members of the Board of Directors

In compliance with article 7 of the Provisions of the Board of Directors with Amendments and Additions No.1, approved by the Joint General Meeting of the Shareholders of 30th June 2004, Members of the Board of Directors are reimbursed for expenses related to their discharge of the duties of the Members of the Board of Directors, and the following remuneration is paid: quarterly and annual.
The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles,
The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.
An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of committees of the Company's Board of Directors in connection with their discharge of the duties of members of the committees of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors. This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

The annual remuneration for the entire the Board of Directors is established as a percentage of the Company's EBITDA according to the data of accounting according to the IFRS for the reported year and a percentage of the Company's net profit allocated for dividend payment based on the results of the reporting year. The standard (percentage) of deductions for the calculation of the annual remuneration is determined by the decision of the general meeting of the shareholders.
In 2005 the total amount of remuneration to Members of the Management Board was 27,047,597 roubles, including quarterly remuneration in the amount of 11,439,468 roubles and the total amount of the annual remuneration according to the standards approved by the Annual General Meeting of the Shareholders in 2005 which includes the adjustment of annual remuneration in respect of changes in the capitalization level of the Company amounted to 2,998,882 roubles.

13.2. General Manager

Vladimir Alexandrovich Akulich – General Manager – Chairperson of the Management Board

Vladimir Alexandrovich Akulich was born on August 23, 1956 in the city of Klaipeda, Lithuanian SSR.
In 1978, he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications and was qualified as telecommunications engineer.
Candidate of Economic Sciences (2003) – Institute of Economic Management, St. Petersburg.
1995 – a course in marketing and business at the Duke University (the USA).
1996 -1997 – courses of business at Sonera schools of business (Finland).
2000 – Manager of the branch OJSC PTN - Long-Distance and International Telephone
2000-2002 – Director in Charge of Long-Distance and International Communication – Manager of the branch OJSC PTN – GMMTTU.
2002-2003 – Deputy General Manager in Charge of Strategic Development and Technological Policy of OJSC North West Telecom.
2003-2004 – Vice-President of LLC OK GROS
Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

According to the Articles of Association of the Company, the General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

The labor conditions, guarantees and compensations to the General Manager during his/her term of office are established by the contract of employment to be approved by a decision of the Board of Directors of the Company.

13.3. Management Board

Nikolay Gennadyevich Bredkov – Deputy General Manager in charge of Corporate Governance – Member of the Management Board of OJSC NWT

Nikolay Gennadyevich Bredkov was born on 25.05.1953 in the settlement of Nordvik, Krasnoyarsk Kray.
In 1975 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications;
In 1991 he graduated from the Red Banner of Labor Moscow Institute of Communications, majoring in Economics and Organization of Communications.
From 1975 till 1978 he worked as an engineer for the Leningrad Department of the Central Research Institute of Communications.
In 1978-1989 he made a career from an engineer to the manager of the Laboratory of Industrial Engineering and Production Management (NOT I UP) of the Leningrad City Telephone Network.
Since 1989, he worked for OJSC Petersburg Telephone Network (OJSC PTN), and from 1994 till 2001 he was the Deputy Director in Charge of Economics and Finance.

Since January 2001 - Director in Charge of Structural Re-organization – Manager of the Structural Re-organization Department of the Corporate Management Service of OJSC PTN, OJSC North West Telecom (OJSC NWT).
Since April 2002 up to the present time, he has been the Deputy General Manager – Corporate Governance Director of OJSC North West Telecom.
From June 2005 up to the present time he works in a position of the Deputy General Manager on Corporate Management of OJSC NWT.
Family status: married, with a son.
Holds shares of the Company: 26,400 common shares and
10,800 preferred shares.
Share of participation in the authorized capital: 0,0033%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Vikenty Alexandrovich Kozlov – Regional Manager of the "Svyaz of Komi Republic" Branch, Member of the Management Board of OJSC NWT

Vikenty Alexandrovich Kozlov was born on February 2, 1949 in the city of Syktyvkar, the Autonomous Soviet Republic of Komi.
In 1968 he graduated from the Archangel College of Electric Communications majoring in the «Regional Electric Commuinications and Radio Broadcasting».
In 1977 годy he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in «Multichannel Electric Communications».
During 1977-1985 worked as a Head of the Urban and Rural Telephone Communications Service productin and technical management in the Komi Republic (PTUS Komi ASSR).
1985-1987 held the position of the Chief of the Field Chasseurs Service.
1987-1994 held the positions of the Chief Engineer of the PTUS Komi ASSR, of «RosSvyazInform» - the State Communications and Informatics Enterprise of the Komi Republic, of the Technical Director of OJSC «Svyaz», Komi Republic.
1994-2004 worked as a Director General of OJSC «Svyaz», Komi Republic.
From October 01, 2004 up to the present time is working as a Director General of the OJSC NWT branch "Svyaz Komi republic».
Doctor of Economics and Management (2001, the International Academy of Management).
Took probation training in:
- «Enterprise Management during Transition to Market Economy» (Germany, 1993),
- Studying the S-12 hardware (Belgium, 1994) ,
- Organizing modern telecommunications (USA,1996).
- Strategic Marketing (Australia, 1997).

Holds State Awards by the Russian Federation and the Republic of Komi.
Has the titles of the «Honorary Telecommunications Worker of the Russian Federation», «Master of Telecommunications» awarded, etc.
Family status: married, with two children.
Holds shares,of the Company: 1 743 886 common shares and
156 324 preferred shares.
Share of participation in the authorized capital: 0,1679%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Sergey Alexandrovich Orlov – Executive Director – Director of the Department of International Cooperation of OJSC «SvyazInvest» - Member of the Board of OJSC NWT

Sergey Alexandrovich Orlov was born on November 07, 1962 in the town of Izmail, Odessa Oblast.
In 1986 he graduated from the Moscow State Institute of International Relations of the Ministry of Foreign Affairs(MSIIR MFA), USSR, majoring in «International Relations».
Upon graduating from the MSIIR MFA USSR workedcin the central and foreign offices of the MFA USSR and Russia. In 1999 – 2001 occupied the post of First Secretary of the Department of Information and Publications of MFA Russia.

In April 2001 occupied the position of Deputy Director of the Department of International Cooperation of OJSC «SvyazInvest».
Since 2001 and up to the present time he is working as anExecutive Director – Director of the Department of International Cooperation of OJSC «SvyazInvest».
From September 2004 till June 2005 was a Member of the Board of Directors, OJSC NWT.
Family status: married, with a son.
Owns no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Oleg Viktorovich Popov – Deputy General Manager, Commercial Manager of OJSC North West Telecom

Oleg Viktorovich Popov was born on May 24, 1968 in the town of Vinnitsa (the Ukraine).
In 1990 he graduated from the Leningrad Lensoviet Higher Military School of Communication (now the University of Communication).
Since January 1999 till April 2003. The VTN Group of Companies (CJSC Peterburg –Vneshtrans, CJSC VTN Agency), Business Development Manager, Head of the Comprehensive Projects Department, Manager of the Coordination and Marketing Center.
Since May 2003 till September 2004 – CJSC Ford Motor Company, Head of the Logistics and Customs Clearance Department.
From October 2004 up to the present time he has been the Deputy General Manager – Commercial Manager of OJSC North West Telecom.
Family status: married, with three children.
Holds no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Oleg Anatolyevich Semanov – Deputy General Manager, Manager in Charge of Technical Policy Development of OJSC North West Telecom

Oleg Anatolyevich Semanov was born on May 29, 1967 in the city of Krasnodar.
In 1992, he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in «Automatic Electric Communications».
In 1992-1998 he worked as an engineer – the principal engineer at the automatic long-distance telephone exchange of the city of Arkhangelsk.
In 1998, he was moved to the position of the Communication Network Operation and Operational Technological Management Manager to the Main Board of OJSC Artelecom of Arkhangelsk Oblast.
Starting from November 2002 he was the Deputy Regional Operation Manager of the branch Artelecom of Arkhangelsk Oblast of OJSC North West Telecom, and since October 2003 he has been the Deputy Regional Development Manager.
Since November 2003 till June 2005 he has been the Deputy General Manager – Strategic Development and Technological Policy Manager of OJSC North West Telecom.
Since June 2005 up to the present time he occupies the position of the Deputy General Manager, Manager in Charge of Technical Policy Development of OJSC NWT.
Family status: married, with a son and a daughter.
Holds shares of the Company: 19,466 common shares and
4,368 preferred shares.
Share in the Charter Capital: 0,0021%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Maya Mikhaylovna Semchenko – Chief Accountant of OJSC North West Telecom – Member of the OJSC NWT Management Board

Maya Mikhailovna Semchenko was born on 20.07.1967 in Leningrad.
In 1989, she graduated from the Leningrad Institute of Ship-Building awarded the Order of Lenin, majoring in Economics and Organization of Engineering Industry.

In 1996, she was given the certificate of a professional manager at the Open University of Great Britain; and in 1997, she received the accountant's qualification certificate.
From 1992 until 2000, she worked for CJSC Delta Telecom, where, from 1995 until 1999, she held the position of Chief Accountant and from 1999 until 2000 the position of the Company's Financial Manager.
From February 2000, she was the Chief Accountant of OJSC Petersburg Telephone Network.
From April 2002 up to the present time, she has been the Chief Accountant of OJSC North West Telecom.
On 25.11.2003 she was awarded the title of the "Best Accountant in Russia of 2003" by the Association of Accountants and Auditors «Sodruzhestvo (Concord)».
Family status: married, with a daughter and a son.
Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Irina Vladimirovna Tambovskaya – Director of the Department of Personnel Management of OJSC NWT– Member of the Board of OJSC NWT

Irina Vladimirovna Tambovskaya was born August 03 1970 in Leningrad.
In 1992 he graduated from the A.I.Gertsen Leningrad State Pedagogical Institute majoring in «Foreign Languages».
1994-1995 worked as a Personne Training and Selection Manager for the «IntourRianta» JV.
1995-1997 was an Analyst in the Personnel Department of «Gillette International», Ltd.
1998 - 2001 occupied the position of Personnel Manager in «Motorola» CJSC.
2001-2004 worked as a Regional Director, NW «Kelly Services, CIS», Ltd.
From June 2004 to March 2005 held the position of the Deputy Director, Department of Logistics and Special Operations, Ministry of Information Technologies and Telecommunications, RF in Moscow.
From April 2005 up to the present time she is the Director of the Department of департамента Personnel Management, OJSC NWT.
Family status: divorced, with a son.
Holds no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Leonid Zigmundovich Tufrin – Regional Director of the PTN Branch of OJSC North West Telecom
Leonid Zigmundovich Tufrin was born on March 26, 1947 in the town of Polyarnoye, Murmansk Oblast.
1970-1978 – the Northwestern Polytechnic (SZPI), qualified as mechanical engineer.
1995 – studies at the Fuqua School of Business, Duke University, the USA, qualified as telecommunications manager.
1994 – 2004 – Manager of the Nekrasovsky Telephone Communications Central of the Petersburg Telephone Network branch of OJSC North West Telecom.
From 2004 up to the present time he has been the Regional Manager of the PTN branch of OJSC North West Telecom.
Family status: married, with a son.
Holds shares of the Company: 52 common shares and
8,400 preferred shares.

Share in the Charter Capital: 0,0007%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Venera Adykhamovna Khusnutdinova – Deputy General Manager, Director in Charge of Economics and Finance of OJSC North West Telecom – Member of the Board OJSC NWT

Venera Adykhamovna Khusnutdinova was born on August 27, 1973 in Tashkent, Uzbekistan.
In 1995 she graduated from the Department of Finance, Credit and International Economic Relations of the St. Petersburg State University of Economics and Finance, majoring in "global economics" and from Universite Dauphine - Paris IX, majoring in "economic and social management".

From December 1996 till May 2000 she worked for OJSC Telecominvest. Climbed the ladder from a financial analyst to the investment department manager.
From December 2000 till December 2003 – CJSC Kommerzbank (Eurasia) – Project Manager.
Since January 2004 till June 2005 she had been the Deputy General Manager – Economics and Finance Manager of OJSC North West Telecom.
From |June 2005 up to the present time she is the Deputy General Manager, Director in Charge of Economics and Finance of OJSC NWT.
Family status: married.
Holds no shares of the Company.
No deals on purchasing or alienating the Company ***shares executed over the reported period.***

Grigory Borisovich Chernyak – Deputy General Manager, Property Management Director, OJSC North West Telecom – Member of the Board OJSC NWT

Grigory Borisovich Chernyak was born on 20.10.1949 in the city of Gomel, Byelorussian SSR.
In 1971, he graduated from the Byelorussian Institute of Railway Transport Engineers, the Faculty of Industrial and Civil Engineering, majoring as civil engineer.
In 2004 he graduated from the Prof. M.A.Bonch-Bruyevich Saint-Petersburg University of Telecommunications majoring in «Economics and Management of a Telecomms Enterprise».
In 1974, he started his work as the civil engineer of Petrogradsky Telephone Center of the Leningrad Telephone Network (LGTS).
After several stages of his career, in the 1990's he became the Deputy Manager of the Leningrad City Telephone Network.
From 1994 till June 2005 he was the General Issues Manager of OJSC Petersburg Telephone Network (PTN).
From June 2005 up to the present time he holds the position of the Deputy General Manager, Property Management Director, OJSC NWT.
Family status: Married, with two sons.
Holds shares of the Company: 306,190 common shares and
69,400 preferred shares.
Share of participation in the authorized capital: 0,0332%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Vladimir Ivanovich Shumeiko – First Deputy General Manager, OJSC North West Telecom – Member of the Board OJSC NWT

Vladimir Ivanovich Shumeyko was born on January 21, 1956 in Petrozavodsk.
He graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.
In 2000 he completed the course of studies at the Moscow A.S.Griboyedov Institute of International Law and Economics, majoring in Jurisprudence.
In 1999, he was appointed the First Deputy General Manager of OJSC Electrosvyaz of the Republic of Karelia.
In 2002-2003, he was the First Deputy Regional Manager of the branch Electrosvyaz of the Republic of Karelia of OJSC North West Telecom.
From 08 December 2003 up to the present time, he has been the First Deputy General Manager of OJSC North West Telecom.
Family status: married, with a son.
Holds shares of the Company: 1,219 common shares.
Share of participation in the authorized capital: 0,0001%.
No deals on purchasing or alienating the Company shares executed over the reported period.
Remuneration to Members of the Management Board
In compliance with article six of the Provisions of the Management Board, approved by the Joint General Meeting of the Shareholders of OJSC NWT dated 30th June 2004, Members of the Management Board are

reimbursed for expenses related to their discharge of the duties of the Members of the Management Board of Directors, and a quarterly remuneration is paid.
The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.
In 2005, the total amount of remuneration to Members of the Management Board was 6956513 roubles, or 48,309 roubles per month, for each Member.

13.4. Auditing Committee

Table 22

No	Full name of the candidate	Position
1	**Ruslan Kyarimovich Aksyaitov**	
2	Natalya Viktorovna Yermolayeva	**Head of the Statistical Reports Division of the Economic and Rate policy Department, OJSC Svyazinvest**
3	**Yelena Viktorovna Zabuzova**	**Director of the Department for economic planning and budgeting, OJSC Svyazinvest**
4	**Alexandr Vladimirovich Kachurin**	**Head of the Treasury, Finance Department, OJSC Svyazinvest**
5	**Konstantin Yuryevich Kravchenko**	**Director of the Department of Telecommunications of OJSC Svyazinvest**
6	**Yekaterina Alexandrovna Pavlova**	
7	**Nataliya Petrovna Utina**	**Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting, OJSC Svyazinvest**

Chairperson of the Auditing Committee – Yelena Viktorovna Zabuzova.
Upon initiative of the Auditing Committee of OJSC NWT the check of the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2005 was carried out.
No checks were carried out upon initiative of the Board of Directors and the shareholders.

Remuneration of the members of the Auditing Committee.

According to the Provisions on Auditing Committee of OJSC NWT approved by the General Meeting of the Shareholders (Minutes No.02-04 of 05.07.2004), clause 7.4, each member of the Auditing Committee shall receive a quarterly remuneration to the amount of 150,000 roubles in the period of discharging their duties. The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.
In 2005, the members of the Auditing Committee were paid 4,380,000 roubles.

XIV. DATA ON THE COMPANY OBSERVING THE CORPORATE GOVERNANCE CODE

14.1. Data on the Company's Corporate Governance Code

The Corporate Management of the Company is conducted in accordance with the Company Charter and its other internal documents that are brought into agreement with the Code of Corporate Behavior, recommended by the Federal Committee of the Central Bank, recommendations by the International Financial Corporation and the conclusions contained in the Analytical Report of the Standard & Poor's International Rating Agency.

The Corporate Governance Code of OJSC NWT was approved by the decision of the Board of Directors of OJSC NWT in 2004, and during 2005 amendments were introduced into it. The Corporate Governance Code specifies the level of corporate management, which the Company strives to attain. That level was practically reached by the end of the reported period.

Below comes the review of the corporate management in the Company in the limelight of the meeting the provisions of the Corporate Governance Code of OJSC NWT.

Meeting the provisions of the Corporate Governance Code of OJSC NWT

Table 23

№	Provision of Corporate Governance Code of OJSC NWT	Level of execution
1	2	3
Part I. Adherence to the Corporate Governance Principles		
1. Definition and Principles		
The Company's corporate governance is based on the following principles:		
1	Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.	Executed (The Code was unanimously approved by the Board of Directors, in other words its provisions are shared by all the Board Members)
2	Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.	Executed (no violations of the shareholders rights identifed during the reported period, Charter, clauses 7.1, 8.1.)
3	Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.	Executed (disclosed in accordance with clauses 2.3 and 2.4. Information policy provisions of the Company may be found on the Company site WWW.nwtelecom.ru,)
4	Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.	Executed (no violations of the interested persons' rights identidfied during the reported period)
5	Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate governance and business activities.	Executed

1	2	3
6	The Company, *its officials and all employees* shall be guided in their activities by the requirements of the active law and by the ethic principles adopted in the business community.	Executed (The Code of Corporate Management approved by the Board of Directors on behalf of the Company, hence its provisions are binding for all the Company executives and employees)
2. Company's Bylaws		
1	The structures, processes and practice of corporate governance shall be governed by the Articles of Association and the bylaws of the Company, including: Provisions on the General Meeting of the Shareholders, Provisions on the Board of Directors; Provisions on the Auditing Committee, Provisions on the Managing Board; Provisions on Dividends on Shares, Provisions on Committees of the Board of Directors, Provisions on the procedure of large transactions, related party transactions, and transactions requiring approval by the Board of Directors according to the Articles of Association of the Company, Provisions on the procedure of issue of documents to shareholders.	Executed (all the listed documents have been approved and are binding in the Company)
2	The bylaws of the Company listed in clause 7 have been prepared in compliance with the provisions of the active law and taking into account the basic provisions of the Code of the Federal Commission for the Securities Market and the corporate governance principles recognized in the international practice. All the above listed bylaws can be freely accessed on the Company's Internet site. www.nwtelecom. ru	Executed (The Code on Information Policies, Clause 1.10.)
3. General Structure of Corporate Governance and Control		
1	The general structure of Company's corporate governance and control includes: ***General Meeting of Shareholders*** – the supreme controlling body of the Company ensuring participation of shareholders in management of the Company and in its profit distribution. ***Board of Directors*** – the Company's controlling body responsible for development of the Company's strategy and providing supervision and control over the executive bodies' activities. The Company's Board of Directors shall form Committees implementing the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc. ***General Manager and Managing Board*** – the Company's executive bodies responsible for management of the Company's routine operation and implementation of the strategy formulated by the Board of Directors. ***Auditing Committee*** - the Company's inspecting body monitoring the Company's business and reporting directly to the General Meeting of Shareholders. ***Corporate secretary*** - the Company's executive ensuring compliance by the controlling bodies with the requirements of internal provisions and external regulation, promoting efficient information exchange between the controlling bodies and executive bodies, and performing consultant functions for members of the Board of Directors and the top management. The Company's Articles of Association provide for the position of the Corporate Secretary.	Executed partially: Organizing the operations of the Corporate Secretary is scheduled for 2006.

1	2	3
	Internal Audit Department - the Company's division responsible for development and verification of efficiency of the Company's internal business control systems. The Department reports to the General Manager, and submits reports on audit results to the General Manager, Auditing Committee, and Board of Directors of the Company. The Provisions on the Internal Audit Department shall be approved by the Board of Directors; the Board of Directors shall also approve the appointment of its head.	
4. Observing the Standards and Adhering to the Principles of Corporate Governance		
11	Development, control over the observance and periodic revision of the corporate governance policy and practice shall be ensured by the respective Committee of the Company's Board of Directors.	Observed (Provision on the Corporate Management Committee, sub-clause 2.2.3.)
Part II. Proper Practice of the Operation of the Board of Directors and Executive Bodies		
1. Board of Directors		
1	a. Authority. The terms of reference of the Board of Directors shall be defined in the Company's Articles of Association in compliance with the active law and the recommendations of the Code of the Federal Commission for the Securities Market. The issues included in the terms of reference of the Board of Directors cannot be handed over to the collective or one-person executive body of the Company.	Observed (sub-clauses 13.4 and 13.5 of the Articles of Association)
2	b. Number of the Members The number of the members of the Board of Directors is established by the Company's Articles of Association. The number of the members may be changed, if appropriate changes are made in the Articles of Association.	Executed (Charter clause 13.2.)
3	c. Membership Criteria. In accordance with the principles recognized in the corporate governance practice, the Board of Directors shall develop, approve and then revise annually a list of Board member qualification requirements (upon recommendation of the respective Committee of the Board of Directors).	Analysis is under way of the activities of other Companies
4	d. Election, Term of Office and Termination of Powers. Members of the Board of Directors shall be elected by the annual general meeting of the shareholders by cumulative voting for a period of one year.	Observed (Clause 13.2) of the Articles of Association)
5	The general meeting of the shareholders may terminate the powers of only the entire Board of Directors.	Observed (Clause 13.3) of the Articles of Association)
6	e. Composition and Independence. The composition of the Board of Directors shall ensure representation of various groups of shareholders, including minority shareholders.	Executed (the Board of Directors has representatives of the minority shareholders and the State)
7	The skills, experience and personal qualities of the members of the Board of Directors shall ensure the proper discharge of the duties by the Board in exercising control and developing the basic areas of the Company's activities and strategy. Each member of the Board of Directors shall have the necessary experience, knowledge, skills and a stainless reputation required to discharge the duties of a member of the Board and to organize efficient work of the entire Board in the interests of the Company and its shareholders. The composition of the Board shall ensure the representation of a wide range of knowledge and experience in the field of the Company's basic activities, the industry and the geographic regions of the activities.	Executed
8	The Company considers that the Board of Directors shall be managed by a director who is not an executive.	Observed
9	The Board of Directors shall include no more than 20% of chief executives.	Observed
10	To ensure objectivity of decisions taken and to keep the balance of the interests of different groups of shareholders, the Board of Directors shall include several independent directors. The Code of the Federal Commission for the Securities	Observed

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	Market shall serve as the basis for establishing independence of a director.	
11	f. Committees. The Company shall form Committees of the Board of Directors to implement the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc.	Executed (4 committees started)
12	The activities of each Committee shall be governed by the respective Provisions on such a Committee, to be approved by the Board of Directors.	Observed
13	Each Committee shall present preliminary recommendations on the most important issues in the terms of reference of the Board of Directors. After each meeting, the Committees shall present minutes of the meeting to the secretariat of the Board of Directors.	Executed (in practice and as per the Code on Committees, clause 2.1.and clause 5.13.)
14	g. Work Procedure. The Board of Directors shall hold meetings in compliance with the established work plan to be adopted at the start of the new Board's term of office, which shall ensure that its duties will be properly discharged. The Board of Directors shall hold meetings at least 12 times a year without restricting the maximum number of meetings.	Executed (rafting the operations plan cis envisaged by clause 6.2 of the Proviusions on the Board of Directors, number of meetings exceeds 12 annually)
15	Meetings of the Company's Board of Directors may be held in the form of joint attendance or correspondence voting. The form of holding a meeting shall be determined taking into account the importance of the issues of the agenda to be considered. Issues requiring a detailed discussion, such as approving the budget, approving the annual report on the preliminary basis, approving the priority areas of operation and strategies of the Company, the issues of convoking the general meeting of the shareholders, electing or re-electing the chairperson of the Board of Directors and a number of other issues shall be decided at meetings to be held in the form of joint attendance.	Executed (in practice)
16	The procedure of convoking and holding meetings of the Board of Directors shall be governed by the Provisions on the Board of Directors. The Secretary of the Board of Directors shall see to it that all directors get exhaustive information in due time simultaneously with receiving a notice that a meeting of the Board of Directors is going to be held, however, 14 days before holding each meeting at the latest. The said period shall be reduced, if the law provides for shorter periods of holding a meeting of the Board of Directors. Such a period may also be reduced, if it is necessary to urgently solve any issues, provided neither member of the Board of Directors objects. The appropriate set of documents shall include the agenda proposed by the chairperson of the Board of Directors, detailed materials on each issue of the agenda required to take a grounded decision, as well as clear recommendations in respect of the necessary actions.	Observed (Provisions on the Board of Directors, clauses 5.5, 6.5, 6.9)
17	The Board of Directors shall keep minutes of its meetings, properly recording there the discussion of all issues; the minutes shall be signed by the chairperson of the Board and by the Secretary of the Board of Directors and shall include the results of voting for each name. The Company shall store all minutes of the meetings of the Board of Directors.	Observed (Provisions on the Board of Directors, Clause 6.11)
18	h. Self-appraisal. The Board of Directors emphasizes the appraisal of its work and will do its best to carry out such an appraisal on the annual basis. In the course of the appraisal, both the work of the Board on the whole and the contribution of each individual member of the Board of Directors shall be evaluated, as well as the influence of such work on the results of the Company's activities. The appraisal process shall be organized by the respective Committee of the Board of Directors, while its results are to be discussed at a meeting of the Board of Directors. The Board of Directors may invite independent counselors to render assistance in carrying out such an appraisal.	Executed partially (when defining the level of remuneration for the Board of Directors). The mechanism for the detailed self-evaluation is developed by the Committee on Nominations and Remunerations.

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19	i. Installing and Inviting Counselors. The Company shall offer to newly elected members of the Board of Directors a program of installing them in order to enable them to get familiarized with the Company's activities, areas of its business, etc., so that it could help new members of the Board of Directors in discharging the duties vested in them. The Board of Directors and its Committees shall have resources to engage independent consultants in legal, financial, etc. matters advising the Board as necessary.	Executed partially (the Secretary provides the newly elected members of the Board of Directors with the materials necessary to enter the position)
20	j.Compensation. The remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board of Directors and on the long-term development of the Company, and the remuneration mechanism shall not infringe upon the independence of directors. Upon recommendation of the respective Committee of the Board of Directors, the Board of Directors shall put forward for consideration by the general meeting of the shareholders the issue of the amount of remuneration to be paid to directors. All members of the Board of Directors shall have a contract with the Company. The Company shall disclose information on the remuneration of each member of the Board of Directors to the public.	Executed partially: contracts with members of the Board of Directors are in development stage
21	The Company shall not give any loans, grants or credits to members of the Board *of Directors.*	Observed
22	k. Obligations and Liability. Members of the Board of Directors undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Board of Directors and the Company. If such a conflict takes place, the member of the Board of Directors undertakes to disclose the information on the conflict of interests to other members of the Board and to *abstain from voting on such issues.*	Observed (The Code is approved by the Board of Directors)
23	Members of the Board of Directors shall be provided with all necessary information on issues proposed for discussion by them. Any extra information shall be provided to members of the Board of Directors upon request within the shortest time possible.	Observed (Provisions on the Board of Directors, clauses 3.1.1, 5.4.1, 3.4)
2. Executive Bodies		
1	a. Authority. The General Manager and the Management Board shall manage the current activities of the Company aimed at fulfilling the goals and tasks of the Company and implementing the strategy adopted by the Board of Directors, in compliance with the provisions of the Company's bylaws.	Executed (Charter clause 14.4., 15.1., 15.2., Company Agreement with the Genetral Manager)
2	b. Number of the Members The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors. The Board of Directors shall be responsible to shareholders for an adequate choice of candidatures of the members of the Management Board.	Executed (Charter clause 14.2.)
3	c. Membership Criteria. All members of the Management Board shall have the following qualities: of the Company's shareholders, members of the Board of Directors, and other executives and employees of the Company; Ability to consider interests of all shareholders and to make measured decisions; rofessional experience and qualification required for an efficient manager; Knowledge of national features and trends, and knowledge of the market, services provided, and the company's competitors; *Ability to use experience and knowledge in decision-making* related to the Company's business;	Executed
4	d. Election, Term of Office and Termination of Powers. The Board of Directors shall elect the General Manager. The General Manager and members of the Board of Directors shall propose candidatures of members of the Management Board for approval by the Board of Directors.	Executed (Charter clause 13.4.26),clauses 14.2. and 14.3.)

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5	The General Manager shall be appointed *for a period determined by the* Company's Board of Directors. The Management Board shall be elected for a period determined by the Company's Board of Directors when its members are appointed.	Executed (Charter clauses 14.3., 15.1., 13.4.26)
5	Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned. In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.	Executed (Charter clause 14.3.)
6	e. Composition of the Management Board. The composition of the Management Board *(the skills, experience and personal qualities) shall ensure an efficient* management of the Company's current activities. Each Member of the Management Board, including the General Manager, shall have the experience, knowledge and skills required for efficiently discharging the duties of a member of the Management Board.	Executed
7	f. Management Board Work Procedure The Management Board shall hold regular *meetings;* the members of the Management Board must receive information on the issues of the meeting's agenda in advance. The Management Board's work procedure shall comply with the Provisions on the Company's Management Board.	Executed (Provisions on the Board, clauses 5.2., 5.4.)
8	g. Succession Planning. The Management Board shall adopt a list of reserve candidates in case temporary absent or retired top managers of the Company are to be replaced. To ensure the process, the General Manager shall submit to the Board of Directors a list of persons, most suitable to fill the vacancies of retired Company's managers, including the position of the General Manager.	Executed (List of Reserves for Managerial Positions of OJSC NWT)
9	h. Remuneration. During their term of office, the members of the Company's Management Board shall be paid remuneration and shall be reimbursed for any expenses related to their performing their duties as members of the Management Board. Members of the Management Board shall be entitled to participate in option programs implemented by the Company. The amount of remuneration to members of the Management Board shall be determined by a decision of the Board of Directors.	Executed (Part 6, Provisions on the Board)
10	i. Obligations and Liability. The General Manager and the members of the Management Board shall act conscientiously and in the interests of the Company.	Executed (Provisions on the Board clause 2.2., General Chairperson of the Board)
11	The General Manager and the members of the Management Board undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Management Board and the Company. If such a conflict takes place, the General Manager and the members of the Management Board undertake to disclose the information on the conflict of interests to the Board of Directors.	Executed (Responsibilities specified in the Provisions on the Board, clause 2.2., the Agreement with Medmber of thr Board, clause 3.1.4. and the Code of Corporate Management)

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12	3. Interaction between the Board of Directors, General Manager and Management Board. The role of the Corporate Secretary. Proper corporate governance implies the possibility of an open dialogue between the Board of Directors and the executive bodies of the Company. The Board of Directors shall maintain constant contacts with the executive bodies and officials of the Company in order to get the most complete and reliable information and to ensure an efficient interaction of the Company management bodies and officials. The Corporate Secretary shall play the key role in organizing this process.	Executed partially (interaction between the maaging bodies and the executives is regulated by the Charter, the Provisions on the Board, and on the Management. Provisions on the Corporate Secretary are currently developed. Corporate Secretary to be nominated in 2006)
13	The Corporate Secretary shall be appointed by the Board of Directors. The task of the Corporate Secretary is to ensure that the Company's bodies and officials observe the procedural requirements guaranteeing the exercise of rights and the protection of the interests of the Company's shareholders. The Corporate Secretary shall have sufficient powers and knowledge required to discharge the duties vested in him/her and shall enjoy the confidence of shareholders and members of the Board of Directors.	Clause 16.1 of the Articles of Association 2. Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company. 3. Authority and the prerequisites on the Corporate Secretary are included in the developed Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.
14	The Corporate Secretary shall be accountable and subordinated to the Board of Directors. The Corporate Secretary shall be appointed and the terms of the contract made with him/her, including the amount of the remuneration, shall be within the terms of reference of the Board of Directors.	Executed partially: Sub-clauses 13.4.32) and 13.4.33) of the articles of Association 2. All the other aspects of the activities of the Corporate Secretary will be included in the developed Provisions on the Corporate Secretary and the Staff of the Corporate Secretary. 3. Prior to nomination of the Corporate Secretary his/her functions are executed by the Secretary of the Board of Directors and the respective divisions of the Company.

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15	For the Corporate Secretary to be able to discharge his/her duties efficiently a staff of the Corporate Secretary should be formed, the composition, number, structure and duties of whose employees must be determined in the Provisions "On the Corporate Secretary and the Staff of the Corporate Secretary".	Not executed: 1. The Provisions on the Corporate Secretary and the Staff of the Corporate Secretary are being developed. 2. Before the Corporate Secretary is appointed, *his/her duties shall be* discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
16	The Corporate Secretary and his/her staff shall ensure the discharge of the following duties as concerns corporate governance: observance of the procedure of preparing and holding general meetings of the shareholders; organizing interaction between the Company and shareholders; organizing the preparation and the holding of meetings of the Board of Directors and its Committees; ensuring the disclosure and provision of information on the Company according to the requirements of the active law, and storage of Company's documents; rendering assistance to members of the Board of Directors in their discharge of their duties; control over the observance of the requirements of this Code and its compliance with the active law.	Executed proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
Part III. Rights of Shareholders		
1. General Meeting of the Shareholders		
1	The Company has adopted Provisions on the General Meeting of the Shareholders, containing a detailed description of the procedure for preparing, holding of and decision taking by the general meeting of the shareholders.	Observed
2	a. Preparation. Shareholders shall be entitled to take part in and vote on issues of the agenda of the general meeting of the shareholders, to receive in advance a notification, the agenda and reliable, objective and latest information sufficient for taking reasonable decisions on the issues of the agenda. The executive bodies of the Company and the Corporate Secretary shall be in charge of ensuring this process.	Executed (Charter clauses 7.2, 8.3, 12.13), proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
3	When getting prepared for holding a general meeting of the shareholders, the Company undertakes to provide shareholders within the scope and time established by the Russian legislation with the following information making it possible to for shareholders to take well-grounded decisions: materials, and draft resolutions on each agenda clause, biographical data of each nominee for the Board of Directors and the Auditing Committee.	Observed (Clause 12.13 of the Articles of Association)
4	The Company shall make it possible for shareholders to apply to the Corporate Secretary for getting information on the meeting and materials to it, and for interaction of shareholders with the Board of Directors and the executive bodies of the Company.	Executed, proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the

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		Company.
5	To realize their right of participation at the General meetings of the shareholders, the shareholders in the Company organize checkpoints at residing places of the Company branches where the shareholders can receive the information on the order of participation in such General meetings of the shareholders and get acquainted with the data needed for their well-founded decisions on the items on the agenda of the General meetings of the shareholders.	Executed in practice
6	b. Holding a General Meeting of the Shareholders. The Company shall take all required measures to ensure the participation of shareholders in a general meeting and active voting on issues of the agenda.	Executed (Charter clause 12.12., 12.13.)
7	The venue of holding the general meeting shall be chosen to take into account its accessibility for the majority of shareholders. The registration procedure shall be convenient for participants and shall ensure a quick and unhindered access to the venue where the meeting is to be held.	Executed (general meetings of shareholders are conducted in Saint-Petersburg, as most of the shareholders dwell here, participants are registered at the place of conducting the meeting)
8	The Company shall ensure the presence of the members of the Board of Directors, executive bodies, Auditing Committee and a representative of the external auditor at the general meeting of the shareholders so that they could answer shareholders' questions. Each shareholder shall be entitled to speak on the issues of the agenda, to put forward respective motions and to ask questions. The chairperson of the general meeting shall ensure a quick and efficient work of the meeting.	Executed (in practice the nominees to elected positions are always present at the meeting, temporary regulations on the speeches are indicated in clause 8.8. of the Provisions on the general meeting of Shareholders of OJSC NWT, Charter clause 7.2.1.,clause 8.3., Provisions on the general meeting of Shareholders Provisions on the general meeting of Shareholders, clause 7.3.)
9	Voting shall be held using voting ballots. The procedure of counting the votes at a general meeting shall be transparent for shareholders and shall preclude any possible manipulation of the voting results. A representative of an independent registrar acting as the returning board shall ensure the observance of the proper procedure of holding the general meeting.	Executed (Charter clause 11.4., Provisions on the general meeting of Shareholders, clause 7.6., 9.1.)
10	c. Results. The results of voting shall be brought to the notice of shareholders according to the procedure and within the time stipulated by the appropriate acts of legislation and shall be published on the Company's Internet site www.nwtelecom.ru and in mass media.	Executed (Provisions on the general meeting of Shareholders, clause 8.12., Articles on Information Policies, clause 2.7.)
2. Protection of the Rights of Minority Shareholders		
61	The Company shall do its best to organize such a system of taking strategic and other decisions important for the Company that would take into account the interests of minority shareholders as much as possible. Among other things, a number of bylaws have been prepared by the Company for that purpose, such as the Provisions on Making Documents Available to Shareholders, the Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors. The Company	Executed (the system of registering and ruling on the corporate disputes is implemented via the Committee on Corporate Management)

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	applies a system of registering shareholders' applications and efficiently regulating corporate disputes.	
62	a. Representation in the Board of Directors. Minority shareholders shall have representatives of their interests in the Board of Directors, which shall be ensured by the procedure of cumulative voting.	Executed (Charter clause 12.2.4).)
63	b. Independent Registrar. The register of Company's shareholders shall be kept by an independent registrar. The choice and appointment of an independent registrar having all required technical facilities and an impeccable reputation will make it possible for the Company to ensure a reliable and efficient registration of the title to shares and other securities of the Company. Jointly with the independent registrar, the Company shall ensure reliable and efficient methods of accounting and re-registration of the title to shares.	Executed (Charter clauses 11.2., 11.3.)
3. Related-Party Transactions and Big Transactions		
61	The Company shall disclose on the Internet site www.nwtelecom.ru and publish in mass media and in the annual report information on its affiliated parties and shall disclose detailed information on related-party transactions and big transactions.	Executed (Articles on Information Policies, clauses 2.3., 2.4.5., 2.6., 6.1. etc.)
62	Company's procedures in respect of big transactions and related-party transactions are set forth in the Provisions on OJSC NWT's Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors.	Executed
4. Dividend Policy		
61	The Company's dividend policy is based on the Provisions on Dividend on OJSC NWT's Shares, approved by the Board of Directors, and on decisions of general meeting of the shareholders on dividend payment published in compliance with the law, among other editions, on the Company's Internet site www. nwtelecom.ru.	Executed (Articles on Information Policies, clauses 2.3., 6.2.)
62	The procedure of determining the amount of dividend on preferred shares shall not infringe upon rights of other shareholders.	Executed (Charter clause 8.2. : the share of profit for paying out the dividends on the preferred shares is fixed)
63	The Company's dividend policy: establishing a transparent, clear, and predictable mechanism of dividend accounting and payment, providing a dividend payment procedure that would be the most convenient and easiest for shareholders, providing for actions preventing incomplete or delayed payment of declared dividends.	Executed (Charter clause 8.2., Articles on Share Dividends, clause 2.1 and Part 9)
5. ADR Holders' Interests Protection		
1	The Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
2	To ensure the rights and lawful interests of shareholders holding American Depositary receipts (ADR), including the right of participation in Company management, the Company undertakes to observe the terms and conditions of the active depositary agreement in respect of providing possibility for such shareholders to express their will in respect of any issues of the agenda of the	Observed

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	general meeting of the shareholders.	
3	Besides, the Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
Part IV. Information Disclosure and Transparency		
71	The Company shall ensure an easy access to the information on all important facts, including such information as the financial position, results of operation, ownership and management structure. On the other hand, the Company shall aspire at ensuring a reasonable balance between openness and protecting the commercial interests of the Company. The Provisions on making available documents to Company's shareholders, regulating the issues of information disclosure, prepared and approved by the Board of Directors, is published on the Company's Internet site www.nwtelecom.ru.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
72	The Company undertakes to give detailed answers to all inquiries within the time provided for by the law. When answering inquiries, the Company shall reserve the right of keeping commercial secrets.	Executed (Articles on Information Policies, clause 7.2.)
1. Information Disclosure Policy and Practice		
1	In compliance with the requirements of the Russian law and the Provisions on Making Available Documents to OJSC NWT's Shareholders, the Company shall provide information (documents) upon requests of shareholders. The Company shall publish a detailed annual report including a section on corporate governance and shall prepare other important documents such as securities offering circulars, issuer's quarterly reports, information on important facts, as well as data that may have a serious impact on the value of Company's securities. The Company shall disclose information on its corporate governance practice and publish essential information in due time on its Internet site www.nwtelecom.ru.	Executed (Articles on Information Policies, clause 1.6., 1.10., 2.3., 2.4., 2.6., 7.2.)
2	The Company shall ensure the disclosure of information on the ownership structure, including the Company's available information on shareholders holding 5 and more per cent of Company's shares. The information on ADR holders and on shareholders represented by nominal holders shall be disclosed based on the data provided by ADR depositary bank and the respective nominal holders. Any corporate relations in the framework of the group of companies shall be also clearly stated in the information disclosed by the Company.	Executed (according to Resolution by the Federal Committee on Central Bank of 18.09.03, No03-32/ps)
3	The Company shall take measures to protect confidential information. No information received by employees of the Company or members of its management bodies can be used by them for any personal purposes.	Executed (Articles on Information Policies, clause 1.5., Part 8)
2. Financial Reporting		
1	The Company shall keep books and prepare a complete set of financial reporting in compliance with the Russian standards of accounting and financial reporting. Besides, the Company shall prepare accounts and reports according to the International Financial Reporting Standards (IFRS) and shall publish such reports both in the annual report and on the Internet site of the Company www. nwtelecom. ru .	Executed (Articles on Information Policies, clause 2.3.,clausen. 2.4., 2.6. and Provisions on the Accounting Policies and Accounting)
2	Financial reports shall be accompanied by detailed comments making it possible for a reader of such reports to interpret correctly the data on the financial results of the Company. Financial information shall be supplemented by an analysis and comments of the management, as well as by a conclusion of an external auditor and the Auditing Committee.	Executed (according to the Federal Law «On Accounting» and Charter clause 12.13.)

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3. Internal Control and Audit		
1	a. Auditing Committee. The Company's Auditing Committee shall hold meetings at least 4 times a year to discharge its duties in compliance with Company's bylaws. The Auditing Committee shall consist of experienced specialists in the field of finance.	Executed (Provisions on the auditing Commission, clause 5.2.)
2	The Auditing Committee shall check the legality of decisions and actions taken by executive bodies of the Company, check the compliance of transactions made by the Company with the conditions of transactions made under comparable conditions, shall conduct an analysis of the Company's financial position and other control over the financial and economic operation of the Company within its terms of reference.	Executed (Charter clause 17.2., Provisions on the auditing Commission, clause 2.2.)
3	b. Internal Audit. The Company has an Internal Audit Department, which shall be responsible for the current internal control over the economic and financial operation of the Company. The Internal Audit Department shall consist of employees with impeccable reputation and shall be administratively subordinated to the General Manager, shall submit reports on the results of checks to the General Manager, Auditing Committee and to the Board of Directors of the Company. The powers, composition, work procedure and other issues of the activities of the Internal Audit Department shall be regulated by the bylaws of the Company.	Executed (Charter clause 17.3., Provisions on the Department of Internal Audit, Provisions on the Procedures (the system) of Internal Control.)
4	c. Committee of the Board of Directors. One of the Committees shall concentrate on various aspects of the Company's activities, including, but not limited to, the three key aspects: financial and managerial reporting, risk management, internal and external audit. Such a Committee shall be headed by an independent director and shall consist of independent and non-executive directors, each of whom shall have the sufficient knowledge of financial issues. The powers of the Committee, its composition and other issues shall be governed by the Provisions on the respective Committee of the Board of Directors.	Executed (Charter clause 13.4.31), Provisions on the Committee on Audit of the Board of Directors, clause 2.1.)
4 External audit		
11	An external auditor shall audit the Company's financial reports. A recognized independent auditing company shall act as the external auditor. Independence means independence of the auditor on the Company, its management and big shareholders. The auditing company shall carry out the audit in compliance with the International Auditing Standards. The Company shall ensure a periodic rotation of its external auditor. The external auditor shall be appointed by the general meeting of the shareholders taking into account recommendations of the respective Committee of the Board of Directors.	Executed (Charter clause 12.2.12), clauses 17.1. and 17.4., Provisions on the Committee on Internal Audit, clause 2.1. and clause 2.2.2.a)

14. 2. Data on the observance of the recommendations of the Corporate Governance Code of the Federal Commission for the Securities Market.

Table 24

№	Provisions of the Code of Corporate Behavior	Observed / Non-Observed	Note
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	General Meeting of the Shareholders		
1	Notifying the shareholders on the fact of holding the general meeting of the shareholders at least 30 days before the date on which it is to be held irrespective of the issues included in its agenda, unless the law provides for a longer period.	Observed partially	Clause 12.12 of the Articles of Association Observed to the exclusion of cases of repeated and extraordinary meetings, convened on demand by the Auditing Commission, the Company Auditor, shareholders in possession of at least 10% of the voting stock.
2	The shareholders may get familiarized with the list of those entitled to participation in the general meeting of the shareholders starting from the day of notification on the fact of holding the general meeting of the shareholders till the closure of the general meeting of the shareholders held with attendance of participants, or till the date on which acceptance of voting ballots is over in case of absentee general meeting of the shareholders.	Observed partially	Charter clause 7.5.
3	The shareholders may get familiarized with the information (materials) to be provided during the preparation for the general meeting of the shareholders, through electronic communication facilities, including Internet.	Observed	Site http://www. nwtelecom. ru/
4	A shareholder may put forward an issue to be included in the agenda of the general meeting of the shareholders or request convoking a general meeting of the shareholders without presenting an excerpt from the register of shareholders, if his/her/its rights to shares are recorded in the system of keeping a register of shareholders; if his/her/its rights to shares are recorded on a custody account, then a statement of the custody account is sufficient for exercising the said rights.	Observed	Charter clause 12.6. and Provisions on the general meeting of Shareholders, item 2. 6.
5	The Articles of Association or the bylaws of the joint-stock company contain a requirement of the obligatory attendance of the general meeting of the shareholders by the General Manager, Members of the Management Board, Members of the Board of Directors, Members of the Auditing Committee and the auditor of the joint-stock company.	Observed	Code of the Corporate Management. Part 16.
6	Obligatory attendance by candidates when the general meeting of the shareholders considers the issues of electing Members of the Board of Directors, General Manager, Members of the Management Board, Members of the Auditing Committee and the issue of approving the auditor of the joint-stock company	Observed	The Company ensures the possibility of attendance by all candidates for election to the said bodies
7	Bylaws of the joint-stock company provide for a procedure of registration of the participants of the general meeting of the shareholders	Observed partially	Registration is carried out according to the rules of an

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			independent registrar. Provisions on the general meeting of Shareholders, clauses 8. 1. and 8. 2.
	Board of Directors		
8	The Articles of Association of the joint-stock company provide for the power of the Board of Directors to approve annually the financial and economic plan of the joint-stock company	Observed	Charter clause 13. 4. 1. Approves the budget
9	The joint-stock company has a risk management procedure approved by the Board of Directors.	Not Observed	There is no single risk management procedure. Because of the large scale of the Company's operation, risk management is regulated by a number of Company's bylaws.
10	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to take a decision on suspending the powers of the General Manager appointed by the general meeting of the shareholders.	Not applied	In accordance with clauses 13. 4. 26 of the Charter Company appointing the General Manager and suspending the powers or releasing the General Manager from his/her powers is within the competence of the Board of Directors.
11	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to establish requirements for the skills and amount of remuneration of the General Manager, Members of the Management Board and managers of the basic structural divisions of the joint-stock company	Observed	Clause 13.4 33) of the Articles of Association Contracts of employment with the said officials are approved by the Board of Directors
12	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to approve terms and conditions of contracts with the General Manager and Members of the Management Board	Observed	Clause 13.4 33) of the Articles of Association
13	The Articles of Association or the bylaws of the joint-stock company contain a requirement that when terms and conditions of contracts with the General Manager (managing organization, manager) and Members of the Management Board are approved, votes of the Members of the Board of Directors who are the General Manager and Members of the Management Board are not counted	Not Observed	
14	The Board of Directors of the joint-stock company has at least 3 independent directors meeting the requirements of the Corporate Governance Code	Observed	
15	The Board of Directors of the joint-stock company does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or	Observed	

1	2	3	4
	securities market		
16	The Board of Directors of the joint-stock company does not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
17	The Articles of Association of the joint-stock company contain a requirement of electing the Board of Directors by cumulative voting	Observed	Clause 12 2.4). of the Articles of Association
18	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, sub-clause 1k
19	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to notify the Board of Directors in writing on any intention to make a transaction with any securities of the joint-stock company, of whose Board of Directors they are Members, or of its affiliates (subsidiaries), and to disclose information on any transactions made by them with any such securities	Observed	Provisions on the board of Directors:item 3. 2. 9, 3. 2. 10
20	The bylaws of the joint-stock company contain a requirement of holding meetings of the Board of Directors at least once in six weeks	Observed	Corporate Governance Code, Part II, sub-clause 1g
21	Holding meetings of the Board of Directors of the joint-stock company during the year, for which the annual report of the joint-stock company is made up, at an interval of at least once in every six weeks	Observed	
22	The bylaws of the joint-stock company provide for a procedure of holding meetings of the Board of Directors	Observed	Articles on Board of Directors ст. 6.
23	The bylaws of the joint-stock company contain a provision that the Board of Directors must approve of joint-stock company's transactions for amounts of 10 or more per cent of the value of the company's assets, except for transactions made in the course of normal economic operation	Observed	Charter 13. 4. 19)
24	The bylaws of the joint-stock company provide for the right of Members of the Board of Directors to get from executive bodies and managers of basic structural divisions of the joint-stock company any information required to perform their duties, and for responsibility for failure to present such information	Observed	Provisions on the board of Directors, clauses 3.1.1, 3.2.7.
25	There is a committee of the Board of Directors in charge of strategic planning, or the functions of such a committee are vested in another committee (except for the committee for audit and the committee for personnel and remunerations)	Observed	Committee on Strategic Management
26	There is a committee of the Board of Directors (the committee for audit), which recommends an auditor of the joint-stock company to the Board of Directors and interacts with it and with the Auditing Committee of the joint-stock company	Observed	Committee on Audit
27	The committee for audit includes only independent and non-executive directors	Observed	Provisions on the Committee on Audit of the Board of

1	2	3	4
			Directors, sub-clause 3.2.
28	The management of the committee for audit is the responsibility of an independent director	Observed	Provisions on the Committee on Audit of the Board of Directors, sub-clause 3.2.
29	The bylaws of the joint-stock company provide for the right of access for all members of the audit committee to any documents and information of the joint-stock company, provided they do not disclose confidential information	Observed	Provisions on the board of Directors, clauses 3.1.1, 3.2.4, 3.4.
30	Creating a committee of the Board of Directors (the committee for personnel and remunerations), the function of which is to determine the criteria of selecting candidates to Members of the Board of Directors and to develop a policy of the joint-stock company in the field of remuneration	Observed	Provisions on committee for Personnel and Remunerations, clause 2.3
31	The management of the committee for personnel and remunerations is the responsibility of an independent director	Observed	Provisions on the Committee on Nominations and Remunerations, clause 3.4.
32	The committee for personnel and remunerations does not include any officials of the joint-stock company	Observed	Provisions on committee for Personnel and Remunerations, clause 3.2.
33	Creating a committee of the Board of Directors for risks or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Not Observed	Each committee of the Board of Directors discharges the functions of considering risks in its area of operation
34	Creating a committee of the Board of Directors for settling corporate conflicts or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed	Committee for Corporate Management
35	The committee for settling corporate conflicts does not include any officials of the joint-stock company	Not Observed	Presence of a Company's representative in the committee is advisable for promptly settling corporate conflicts. Only one official of the Company is present within the committee.
36	The management of the committee for settling corporate conflicts is the responsibility of an independent director	Not Observed	There are various interpretations of the "independence" concept by different sources
37	There are bylaws of the joint-stock company approved by the Board of Directors providing for the procedure of forming and work of the committees of the Board of Directors	Observed	Provisions on committees of the Board of Directors

1	2	3	4
38	The Articles of Association of the joint-stock company provide for the procedure for determining the quorum of the Board of Directors allowing to ensure obligatory participation of independent directors in meetings of the Board of Directors	Not Observed	1. The algorithm of the activities of the Board of Directors is set forth in the Provisions on the board of Directors. All the Members of the Board of Directors are informed without fail of the meetings of the Board of Directors, and may take part in them either in person or expressing their opinion in writing.
	Executive Bodies		
39	The joint-stock company has a collective executive body (management board)	Observed	Article 14 of the Articles of Association
40	The Articles of Association or the bylaws of the joint-stock company contain a provision that the Management Board must approve of transactions with real estate or transactions of receiving loans by the joint-stock company, unless said transactions are classified as big transactions and unless they are a part of the normal economic activities of the joint-stock company	Observed partially	Clause 13.4 19) of the Articles of Association The terms of reference of the Board of Directors include approval of transactions worth of more than 0.75% of the assets balance value
41	The bylaws of the joint-stock company provide for a procedure of agreeing upon operations that are beyond the financial and economic plan of the joint-stock company	Observed	Provisions on the Budget of OJSC NWT Part 6.
42	The executive bodies do not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	OJSC NWT is a monopolist and has no real competitors
43	The executive bodies of the joint-stock company do not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market. If the duties of the sole executive body are discharged by a managing organization or a manager, the general manager and the members of the management board of the managing organization or manager must meet the requirements for the General Manager and Members of the Management Board of the joint-stock company	Observed	
44	The Articles of Association or bylaws of the joint-stock company provide for a prohibition for the managing organization (manager) to discharge the same functions in a competing company or to be in any other privity with the joint-stock company, besides providing the services of the managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the

1	2	3	4
			Company. OJSC NWT is a monopolist and has no real competitors.
45	The bylaws of the joint-stock company provide for the obligation of the executive bodies to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, sub-clause 1i
46	The Articles of Association or bylaws of the joint-stock company provide for criteria of selecting a managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company.
47	The executive bodies of the joint-stock company present monthly reports on their work to the Board of Directors	Observed	Meetings of the Board of Directors are held 2 or 3 times a month. Various issues of the Company's activities are put forward for their consideration according to the plan on behalf of the Management Board. Meetings of the Board of Directors regularly consider the issues of fulfilling decisions of the general meeting of the shareholders and of the Board of Directors, and information on Company budget execution is considered on a quarterly basis.
48	Contracts concluded by the joint-stock company with the General Manager (managing organization or manager) and the Members of the Management Board set forth a liability for breaking any Provisions on the use of confidential or housekeeping information	Observed	The commitment of non-disclosure of commercial secrets or any other confidential information is included in the employment contract of these parties
	Secretary of the Company		
49	The joint-stock company has a special official (secretary of the company), whose task is to ensure the observance by the bodies and officials of the joint-stock company of the procedural requirements guaranteeing the rights and legal interests of the company's shareholders	Observed partially	The Articles of Association provide for the position, however, so far there is no such official

1	2	3	4
50	The Articles of Association or bylaws of the joint-stock company provide for a procedure of appointing (electing) the company secretary and set forth the duties of the company secretary	Observed	Corporate Governance Code, Part II, Section 3.
51	The Articles of Association of the joint-stock company provide for requirements for the candidature of the company secretary	Not Observed	Such requirements in the Articles of Association would make the Articles of Association "heavier". It would be more expedient to set forth such requirements in the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.
	Important Corporate Actions		
52	The Articles of Association or bylaws of the joint-stock company provide for a requirement of approving a big transaction before it is made	Observed	Part 5 of the Articles on Closing Major Deals in OJSC NWT, in which there is an expressed interest, and of thr deals which need approval by the Board of Directors as per the Company Charter.
53	An independent appraiser must be invited to evaluate the market value of assets being the subject of a big transaction	Observed	Since more than 2% of stock of OJSC NWT belongs to the State, the state financial controlling agency has to be brought in to define the market value of property in such deals. The state financial controlling agency is independent of OJSC NWT.
54	The Articles of Association of the joint-stock company provides for a prohibition of taking, in case of acquiring big blocks of shares of the joint-stock company (merger), any actions aimed at protecting the interests of the executive bodies (members of such bodies) and Members of the Board of Directors of the joint-stock company or deteriorating the position of the shareholders as compared to the current position (among other things, a prohibition for the Board of Directors to take, before the expected period of shares acquisition is over, a decision on issuing extra shares, on issuing securities convertible into shares or securities entitling their holders to acquisition of company's shares, even if the right of taking such a decision is granted to it by the Articles of Association)	Not Observed	Providing for a direct prohibition of breaking a right granted by the Articles of Association is unnecessary, as the shareholders' rights set forth in the Articles of Association are protected by the active law.
55	The Articles of Association of the joint-stock company provide for a requirement that an independent appraiser must be invited to evaluate	Not Observed	Bringing a valuator in is excessive since

1	2	3	4
	the current market value of shares and possible changes in their market value as a result of merger		clause 2 Article 80 of the Federal Law «On Shareholding Companies» stipulates that the person that has acquired 30 and more per cent of common shares has to offer the shareholders to sell to that person their common shares at their market value, however not lower than their 6 month weighted average for the previous months
56	The Articles of Association of the joint-stock company do not absolve the acquirer from the obligation to make an offer that the shareholders sell common shares of the company held by them (issued securities convertible into common shares) in case of merger	Observed partially	Charter clause 12. 2. 22): he/she/it may be absolved upon decision of the majority of the votes of the shareholders holding voting shares
57	The Articles of Association or bylaws of the joint-stock company provide for a requirement that an independent appraiser must be invited to determine the shares conversion ratio in case of reorganization	Observed	the Federal Law «On Shareholding Companies» , clause 3, Article 34 «When paying with non-currency means for the stock an independent valuating entity has to be brought in.»
	Disclosure of Information		
58	There is a bylaw approved by the Board of Directors and setting forth the rules and approaches of the joint-stock company towards information disclosure (Articles on Information Policy)	Observed	Articles on Information Policies,
59	The bylaws of the joint-stock company contain a requirement of disclosing information on the goals of shares floatation, on the parties intending to acquire shares to be floated, including a big block of shares, and on whether the top officials of the joint-stock company are going to participate in acquiring the floated shares of the company	Not Observed	Federal Law «On the Securities Market», Article 22: the Offering Circular must contain information on the goals of the issue. In case there are many shareholders in the Company, it is hardly practicable to implement the requirement of disclosing information on all the parties intending to acquire shares.

1	2	3	4
60	The bylaws of the joint-stock company contain a list of information, documents and materials to be provided to shareholders for taking decisions on the issues discussed at the general meeting of the shareholders	Observed	Charter clause 12. 13. and Articles on Providing the Documents to the Shareholders of OJSC NWT.
61	The joint-stock company has an Internet site and regularly discloses information on the joint-stock company on that Internet site.	Observed	http://www. nwtelecom. ru/
62	The bylaws of the joint-stock company contain a requirement of disclosing information on transactions of the joint-stock company with the parties, who, under the Articles of Association, are considered the top officials of the joint-stock company, as well as on transactions of the joint-stock company with organizations, in which top officials of the joint-stock company directly or directly own 20 or more per cent of the authorized capital of the joint-stock company or which such officials may otherwise significantly influence.	Observed	Code of the Corporate Management, Part IV, clause 1 (disclosede during the annual report as a piece of signinficant information in accordance with the Federal Law «On the Securities Market»).
63	The bylaws of the joint-stock company contain a requirement of disclosing information on all transactions that may influence the market value of joint-stock company's shares	Observed	Code of the Corporate Management, Part IV, clause 1.
64	There is a bylaw approved by the Board of Directors on using important information on the activities of the joint-stock company, on shares and other securities of the Company and on transactions with them, which is not accessible to the general public and the disclosure of which may have a significant influence on the market value of shares and other securities of the joint-stock company	Observed	Articles on Information Policies, .
	Control over Financial and Economic Operation		
65	There are procedures of internal control over the financial and economic operation of the joint-stock company, approved by the Board of Directors	Observed	Regulations on Comprehensive Audit
66	There is a special division of the joint-stock company ensuring the observance of internal control procedures (control and audit service)	Observed	The Department of Internal Audit
67	The bylaws of the joint-stock company contain a requirement of determining the structure and composition of the control and audit service of the joint-stock company by the Board of Directors	Observed partially	Structure of the Department of Internal Audit (DIA) is defined by the Board of Directors. The candidacy of the Director of the Department of Internal Audit is agreed with the c Board of Directors (clauses 1.2, 1.3 of the Provisions on the Department of Internal Audit). The team of the Department of Internal Audit (to the exclusion of its Director) is approved by the General Manager (clause 1.4.

1	2	3	4
			of the Articles)
68	The control and audit service does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
69	The control and audit service does not include any persons being members of executive bodies of the joint-stock company or persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
70	The bylaws of the joint-stock company provide for a fixed period of submitting to the control and audit service documents and materials for evaluation of a transacted financial or economic operation, as well as a liability of officials and employees of the joint-stock company for failure to submit them within the established time	Observed	Specified by separate orders for each separate audit.
71	Internal documents of a shareholding Company need to commit the controlling and auditing service to report the identifed cviolations to the Committee on Audit, and in case it is absent – to the Board of Directors of thr shareholding Company	Observed	DIA Plan of Activities for 2006. Articles on DIA, clause 4 (on demand).
72	The Articles of Association of the joint-stock company contain a requirement of a preliminary evaluation by the control and audit service of the expediency of transacting operations that are not provided for by the financial and economic plan of the joint-stock company (non-standard operations)	Not Observed	Such deals have to be preliminarily approved by the Board of Directors that goes by the previous consultation with the internal services of the Company and can bring in independent consultants (Charter clause 13.4.2).)
73	The bylaws of the joint-stock company provide for a procedure of agreeing upon a non-standard operation with the Board of Directors	Observed	Articles on Budgeting the OJSC NWT, Part 6 (the adjusted budget is approved by the Board of Directors)
74	There is a bylaw approved by the Board of Directors, that determines the procedure of carrying out audits of the financial and economic activities of the joint-stock company by the Auditing Committee	Observed	Provisions on the auditing Committee
75	The audit committee evaluates the auditors' report prior to presenting it to shareholders at the general meeting of the shareholders	Observed	Provisions on the audit Committee, clause 2.2.2.g).
	Dividend		
76	There is a bylaw approved by the Board of Directors, used as guidelines by the Board of Directors when recommendations on the amount of dividend are taken (Provisions on the Dividend Policy)	Observed	Provisions on dividend on Shares
77	The Provisions on the Dividend Policy provide for a procedure of determining the minimum share of the net profit of the joint-stock company, allocated for the payment of dividend, and the conditions, under which there is no payment or there is an incomplete payment of dividend on the preferred shares, the amount of dividend on which is	Observed	Provisions on dividend on Shares OJSC NWT, clause 2. 1, 3. 1. , Part 5.

1	2	3	4
	determined in the Articles of Association of the joint-stock company		
78	Publishing information on the dividend policy of the joint-stock company and on any changes introduced into such policy in a periodical provided for by the Articles of Association of the joint-stock company for publishing notifications on holding general meetings of the shareholders, and placing such information on the Internet site of the joint-stock company	Observed	Code of the Corporate Management, Part III, clause 4.

Since the shares of the OJSC C3T are admitted for trading at stock exchanges and re included on the rating lists of the exchanges of A2 level, the Company has to adhere to the regulations on corporate behavior, such adherence being a prerequisite for including and maintaining its shares on the respective quoting list of the exchanges.
OJSC NWT drafts quarterly and forwards the Report on adhering to the regulations on the corporate behavior to the respective stock exchanges so as to maintain its shares on the A2 quoting list of those exchanges. Currently the Company fully meets all the prerequisites on the emitents with respect to adhering to the norms of the corporate behavior that apply to such emitents their shares being on the A2 quoting list fo the exchanges.

XV. INFORMATION FOR SHAREHOLDERS

15.1. Authorized capital and securities of the Company

The authorized capital of the company is 1,131,414,770 roubles.

FLOATED AND STATED SHARES OF THE COMPANY
(as of 31.12.2005)

Table 25

Categories (types) of shares	Number (pcs)	Face value (roubles)
I. Floated shares:		
Common shares	881 045 433	**1 rouble**
type A preferred shares	250 369 337	
II. Stated shares:		
Common shares	6 098	**1 rouble**
type A preferred shares	32 486	

15.2. AUTHORIZED CAPITAL STRUCTURE

Distribution of preferred shares among the shareholders of the OJSC NWT as of December 31, 2005


91 374 649
63,5%
36,5%
158 994 688
Physical persons
Legal entities

Distribution of common shares among the shareholders of the OJSC NWT as of December 31, 2005


45 457 733
5,1%
50,8%
44,1%
447 230 789
388 356 911
Physical persons
Legal entities
SvyazInvest OJSC

Distribution of shares among the shareholders of the OJSC NWT (in % of the Charter Capital) as of December 31, 2005


136 832 382
447 230 789
39,5%
12,1%
48,4%
547 351 599
Physical persons
Legal entities
SvyazInvest OJSC

15.3. INFORMATION ON OWNERS OF THE BIGGEST BLOCKS OF SHARES OJSC NWT

Table 26

Shareholder	Status	Common shares (C.S.)	%% of C.S.	Preferred shares (P.S.)	%% of P.S.	Shares, total	%% of total number of shares
Legal entitites (199 accounts), total:		**835 587 700**	**94,840%**	**158 994 688**	**63,504%**	**994 582 388**	**87,906%**
Among them those holding more than 1% of the Charter Capital:							
'INVESTMENT COMMUNICATIONS COMPANY, OPEN JOINT STOCK COMPANY	ВЛ	447 230 789	50,761%	0	0,000%	447 230 789	39,528%
'UBS NOMINEES' CLOSED JOINT STOCK COMPANY	Nominal holder	123 910 793	14,064%	27 967 038	11,170%	151 877 831	13,424%
'ING BANK (EURASIA) CJSC (CLOSED JOINT STOCK COMPANY)	Nominal holder	80 243 890	9,108%	58 046 713	23,184%	138 290 603	12,223%
CLOSED JOINT STOCK COMPANY 'DEPOSITORY CLEARING COMPANY'	Nominal holder	56 385 747	6,400%	44 767 592	17,881%	101 153 339	8,940%
CLOSED JOINT STOCK COMPANY COMMERCIAL BANK 'CITIBANK	Nominal holder	35 596 888	4,040%	7 241 442	2,892%	42 838 330	3,786%
THE RUSSIAN FEDERATION AS PRESENTED BY THE FEDERAL AGENCY ON MANAGEMENT OF THE FEDERAL PROPERTY	ВЛ	37 753 619	4,285%	5 276	0,002%	37 758 895	3,337%
THE NON-COMMERCIAL PARTNERSHIP 'THE NATIONAL DEPOSITORY CENTER'	Nominal holder	18 120 582	2,057%	10 004 829	3,996%	28 125 411	2,486%
COMMERCIAL BANK 'J.P. MORGAN BANK INTERNATIONAL, LIMITED LIABILITY COMPANY	Nominal holder	11 059 123	1,255%	430 000	0,172%	11 489 123	1,015%
FRACTOR INVESTMENTS LIMITED	ВЛ	11 298 680	1,282%	0	0,000%	11 298 680	0,999%
Physical persons (33496 accounts):		**45 457 733**	**5,160%**	**91 374 649**	**36,496%**	**136 832 382**	**12,094%**
Among them those holding more than 1% of the Charter Capital:		-	-	-	-	-	-
TOTAL:		**881 045 433**	**100,000%**	**250 369 337**	**100,000%**	**1 131 414 770**	**100,000%**

Note:
OR – owner
NH – nominal holder
CS – common shares
PS – preferred shares

15.4. Information on trading sites that trade in the Company shares

Table 27

Trading venues	TICKER TAPES		Quoting List	Start of trading (common stock / preferred stock)
	Common shares	Preferred shares		
Non-commercial enterprise «RTS Stock exchange»	SPTL	SPTLP	A2	Сент. 1, 1995 / Янв. 23, 1997
OJSC «RTS Stock exchange»	SPTLG	SPTLPG	A2	21 февраля 2005
CJSC «MMVB Stock exchange»	SPTL	SPTLP	A2	Март. 31, 2000 / Март. 31,2000
The US non-stock exchange market	NWTEY*			Сентябрь 4, 2001
Berlin - & Frankfurt Stock Exchange	SQ4.BE (Berlin) SQ4.F (Frankfurt)		Freiverkehr	Март 31, 2005

* in the form of ADR 1 level

a on the running quoting, spreads, deal prices and market capitalization is available from the sites: www.rts.ru www.micex.ru www.skrin.ru www.adr.com http://deutsche-boerse.com/ www.berlinerboerse.de

according to the RTS non-commercial (with the account fo both the marekt and address deals)

Table 28

	2004		2005	
	Trade volume, US dollars	Number of deals.	Trade volume, US dollars	Number of deals.
Common shares	13 188 478	390	17 552 262	376
Preferred shares	7 212 789	292	7 883 161	244

according to the OJSC RTS (with the account fo both the marekt and address deals)

Table 29

	2004		2005	
	Trade volume, Roubles	Number of deals.	Trade volume, Roubles	Number of deals.
Common shares	13 077 311	81	220 009 024	980
Preferred shares	9 140 585	61	137 524 215	662

According to the MMVB (with the account of the principal trading mode and RPS)

Table 30

	2004		2005	
	Trade volume, Roubles	Number of deals.	Trade volume, Roubles	Number of deals.
Common shares	59 053 460	828	872 327 672,09	5 921
Preferred shares	36 018 404	103	303 300 410,09	4 281

OJSC NWT STOCK EXCHANGE TURNOVER, COMMON SHARES, 2005, MILLION ROUBLES


505,33
872,33
NP RTS
OJSC RTS
MMVB

OJSC NWT STOCK EXCHANGE TURNOVER, PREFERRED SHARES, 2005, MILLION ROUBLES


303,30
226,96
NP RTS
OJSC RTS
MMVB

15.5. Capitalization

The past year 2005 became one of the most successful ones for the market of OJSC NWT shares. By the YE results the level of capitalization of the Company has almost doubled growing by 81%, and crossed the psychologically important threshold of 1 billion dollars on the last trading day of that year.
The principal factors for the growing capitalization of the Company were both the successful results of the Company financial and economic activities during 2005 and the external events related to the overall growth of the Russian stock marekt.

NWT capitalization during 2005


1100
1000
900
800
700
600
500
Capitalization growth by 81%
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

During all of 2005 the shares of OJSC NWT kept rising regularly with no sharp variations.
The growth in the value of common shares reached 76 per cent, while the preferred shares have grown by 104 per cent.
Variations in the rating of the OJSC NWT shares have basically followed the variations of the stock market in general, its main features explained by the growing interst in the shares of the inter-regional telecommunication companies and re-evaluation of their fair value in expectation of the coming privatization of the OJSC «SvyazInvest».
Beside that the fast growth in quotations was stimulated by optimistic forecasts with respect to the prospect of development of the Russian fixed telecommunications business in general, particularly of the services related to providing the Internet access.

The Russian RTSI and Telecom indices for 2005


1200
1100
1000
900
800
700
600
500
400
300
RTS
+83
Telecom
+25%
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

Note: To benchmark the OJSC NWT capitalization rate the standard indices are taken – the principal indicators of the stock market – the RTSI Index and the Telecom Index[6].

After levelling out the intra-industry effect, the «net capitalization growth», that is the growth due to the successful operations as demonstrated by the Company itself, reached 56 per cent above the Telecom Index.

Capitalization of inter-regional companies in 2005


UralSvyazInform 2%
VolgaTelecom 27%
SibirTelecom 37%
NWT 81%
TsentrTelecom 80%
UTC 90%
DalSvyaz 127%

Undoubtedly, the growth of the principal financial and economic indices of the Company operations over 2005 has positively affected the market valuation of the Company value and it will serve as one of the key factors for its future growth during 2006. The investors will rightfully expect further improvement of the Company position on the telecommunications market, thus reviewing their own estimates of the fair value of the OJSC NWT towards increasing them.

15.6. Information on the) of ADR Program Development

Date of level 1 ADR program registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank

[6] As calculated by the AK&M Agency

ADR factor: 1 ADR = 50 common shares of OJSC NWT.
Number of ADR issued as of 31st December 2005: 942,619.

15.7. Data on Awarding the Credit and Corporate Ratings to the Company

January 31, 2005 The «Expert RA» Rating Agency raised the national rating of corporate management of «NWT» OJSC from «B++» to «A».
February 21, 2005 The Standard & Poor's International Rating Agency awarded the «NWT» OJSC a credit rating of "ruBBB+" according to the Russian scale for its preferred unsecured loan securities totalling 3 billion roubles.
July 18, 2005 The Standard & Poor's International Rating Agency raised the long-term credit rating of «NWT» OJSC from «In-» to «In+» in accordance with the improved business position of the Company. Its forecast is «Stable». Simultaneously Standard & Poor's increase the Company rating according to the national scale from «ruBBB+» to « ruA+».
September 12, 2005 The Fitch Ratings International Rating Agency awarded the «NWT» OJSC a priority unsecured foreign currency rating at the level of «B+», forecast «Stable», and the short-term foreign currency rating of «B».
October 10, 2005 The Standard & Poor's International Rating Agency confirmed the Company international corporate management rating (CMR) of CMR-5 and raised the respective Russian scale CMR from 5,0 to 5,4.

15.8. Information on the Company's Auditor

Name: **Limited Liability Company "Ernst & Young Vneshaudit"**
Location: Branch in St. Petersburg: 23A, ul. Malaya Morskaya, St. Petersburg, 190000
Mailing address: 77, Sadovnichesaya nab., building 1, Moscow, 115035
E-mail: moscow@ru.ey.com

Data on Auditor's license: License for audit activities
No. of license: No E 003246
Date of issue: 17.01.2003
Validity period: 5 years
Authority issuing the license: RF Ministry of Finance

15.9. Information on the Company's register holder
Registrator-Svyaz Closed Joint-Stock Company
Mailing address: 15A, ul. Kalanchevskaya, POB 45, Moscow, 107078
Tel: Fax: (495) 933-42 -21
E-mail: ***regsw@asvt.ru***

License:
No. of license: 10-000-1-00258
Date of issue: 01.10.2002
Validity period: without limitation of the validity period
Authority issuing the license: Federal Commission for the Securities Market of RF

Date since which the Issuer's registered securities register is kept by the said registrar: 18.07.2002

On December 13, 2005 the Registrator of the «NWT» OJSC – the «Registrator-Svyaz» CJSC finished its reorganization in the form of affiliation with the Moscow registrator, the «Obyedinennaya Registracionnaya Kompaniya (Joint Registration Company)» OJSC (OJSC «ORK»). Since the moment

of affiliation all the rights and responsibilities of the «Registrator-Svyaz» CJSC with respect to the "NWT" OJSC and its shareholders were transferred, by way of the universal succession to the OJSC «ORK».

From December 13 2005 the duties of the Registrar are performed by
United Registration Company - Open Joint-Stock Company
Legal address: 70, ul.Pyatnitskaya, Moscow, 113095
Mailing address: POB 162, Moscow, 107078
Web-site: www.ork-reestr.ru

License:
No. of license: 10-000-1-00314
Date of issue: 30.03.2004
Validity period: without limitation of the validity period
Authority issuing the license: Federal Commission for the Securities Market of RF

15.10. Data on the Company Branches

ARKHANGELSK OBLAST, a branch of the open joint-stock company North West Telecom
45, Troitsky prospekt, Arkhangelsk, Russia, 163000
Tel: (8182) 20-50-20 Fax: (8182) 65-40-96, e-mail: info@artelecom.ru
MURMANSK branch of the open joint-stock company North West Telecom
82-a, ul. Lenina, Murmansk, Russia, 183038
Tel: (8152) 48-51-00, Fax: (8152) 45-00-45, e-mail: mels@mels.ru
NOVGOROD branch of the open joint-stock company North West Telecom
2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001
Tel: (8162) 78-25-10, Fax: (8162) 73-19-15, e-mail: general@nt.novgorod.net
ST.PETERSBURG branch of the open joint-stock company North West Telecom
24, ul. B. Morskaya, St. Petersburg, Russia, 191186
Tel: fax:: (812) 710-68-34, e-mail: office@ptn.ru
KOMI Branch of the Open Joint-Stock Company North West Telecom
60, ul. Lenina, Syktyvkar, Russia, 167981
Tel: (8212) 29-98-05, Fax: (8212) 21-60-50, e-mail: komisvyaz@parma.ru
VOLOGDA branch of the open joint-stock company North West Telecom
4, Sovetsky pr., Vologda, Russia, 160035
Tel: (8172) 72-40-58, Fax: (8172) 72-61-23, e-mail: 32eu@svz.vologda.ru
KALInInGRAD branch of the open joint-stock company North West Telecom
24, ul. Bolnichnaya, Kaliningrad, 236006, Russia
Tel: (4012) 21-42-14, Fax: (4012) 45-15-52, e-mail: secretar@b24.baltnet.ru
KARELIA branch of the open joint-stock company North West Telecom
5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000
Tel: (8142) 76-51-11, Fax: (8142) 76-61-44, e-mail: ao@com.onego.ru
PSKOV branch of the open joint-stock company North West Telecom
5, Oktyabrsky pr., Pskov, Russia, 180000
Tel: (8112) 16-54-81, Fax: (8112) 16-97-35, e-mail: duep@ellink.ru

Information on contact telephone Nos., fax No., e-mail address and Internet address of the Company

tel: fax (812) 710 -62-77
E-mail: office@nwtelecom.ru <mailto:office@nwtelecom.ru>
Internet address: www.nwtelecom.ru

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2006

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

CHARTER (ARTICLES OF ASSOCIATION)

of the Open Joint-Stock Company
North-West Telecom
(Version 04 - 06)

St.Petersburg
2006

Article 1.
General

1.1. The "North-West Telecom" Open Joint Stock Company (hereinafter referred to as "the Company"), previously named "Petersburg Telephone Network" Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as "Petersburg Telephone Network" Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into line with the RF Civil Code and the Federal Law on Joint-Stock Companies) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company has been founded as a result of re-organization of the state communication and information engineering enterprise "The Leningrad City Telephone Network" Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies" and other legislative acts of the Russian Federation.

In accordance with the privatization plan approved by the Chairman of the City Assets Management Committee of the Mayor's Office of Saint Petersburg of 10th February 1993 the Company is a legal successor of all the rights and obligations of the public communications and information company "Leningrad City Telephone Network Awarded the Order of Red Banner of Labour" in respect of all the obligations concerning all its creditors and debtors.

1.2. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated April 03, 2000, the Company was reorganized by affiliating the "St. Petersburg Long-Distance and International Telephone" Open Joint Stock Company (OJSC "SPb LDIT") and "St. Petersburg Telegraph" Open Joint Stock Company" (OJSC "SPT").

In compliance with the:

- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St. Petersburg Long-Distance and International Telephone" of 31st March 2000, Minutes No.1/2000,
- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St.Petersburg Telegraph" of 30th March 2000, Minutes No.1-00,

The Company is the assignee of all rights and duties of OJSC St. Petersburg Long-Distance International Telephone and OJSC St. Petersburg Telegraph in respect of all liabilities relative to all their creditors and debtors.

1.3. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Open Joint Stock Company Artelecom of Arkhangelsk Oblast (OJSC "Artelecom"), Open Joint Stock Company Elektrosvyaz of Vologda Oblast (OJSC Elektrosvyaz of Vologda Oblast), Open Joint Stock Company Elektrosvyaz of Kaliningrad Oblast (OJSC Elektrosvyaz of Kaliningrad Oblast), Open Joint Stock Company Elektrosvyaz of Republic of Karelia (OJSC Elektrosvyaz of Republic of Karelia), Open Joint Stock Company MurmanElektrosvyaz (OJSC MurmanElektrosvyaz), Open Joint Stock Company Novgorodtelecom (OJSC Novgorodtelecom), Open Joint Stock Company Elektrosvyaz of Pskov Oblast (OJSC PskovElektrosvyaz), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC CherepovetsElektrosvyaz).

In compliance with the:

- the statement of transfer dated 22nd November 2001, approved by the General Meeting of the Shareholders of OJSC Artelecom of 22nd November 2001, Minutes No.8,
- the statement of transfer dated 21st November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Vologda Oblast dated 21st November 2001, Minutes No.8,
- statement of transfer dated 23rd November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Kaliningrad Oblast dated 23rd November 2001, Minutes No.1,
- statement of transfer dated 26 November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of the Republic of Karelia dated 26 November 2001, Minutes No.10,

- statement of transfer dated 19 November 2001, approved by the General Meeting of the Shareholders of the OJSC MurmanElektrosvyaz dated 19 November 2001, Minutes No.8,
- statement of transfer dated 21 November 2001, approved by the General Meeting of the Shareholders of the OJSC Novgorodtelecom dated 21 November 2001, Minutes No.8,
- statement of transfer dated 22 November 2001, approved by the General Meeting of the Shareholders of the OJSC PskovElektrosvyaz of 22 November 2001, Minutes No.2,
- statement of transfer dated 20 November 2001, approved by the General Meeting of the Shareholders of the OJSC ChrepovetsElektrosvyaz dated 20 November 2001, Minutes No.2,

the Company is the legal successor of all the rights and obligations of the OJSC Artelecom, OJSC Elektrosvyaz of Vologda Oblast, OJSC Elektrosvyaz of Kaliningrad Oblast, OJSC Elektrosvyaz of the Republic of Karelia, OJSC MurmanElektrosvyaz, OJSC Novgorodtelecom, OJSC PskovElektrosvyaz, OJSC ChrepovetsElektrosvyaz under all the liabilities in respect of all their creditors and debtors.

1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-West Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).

In compliance with the:

- statement of transfer of 10th March 2004 approved by the general meeting of the shareholders of OJSC Lensvyaz of 14th April 2004, Minutes No.1, and
- statement of transfer of 12th April 2004 approved by the general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004, Minutes No.13,

The Company is the assignee of all rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi in respect of all obligations regarding all their creditors and debtors.

Termination of the activity of the OJSC "St. Petersburg Long-Distance and International Telephone" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228239 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "St.Petersburg Telegraph" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228240 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "Artelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Arhkangelsk of 31 October 2002 under the state registration No.2022900516747 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Vologda Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Vologda on 31 October 2002. under the state registration No.2023500885384 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Kaliningrad Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for Leningrad District of the City of Kaliningrad on 31 October 2002 under the state registration No.2023900996601 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of the Republic of Karelia was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Petrozavodsk of the Republic of Karelia on 31 October 2002 under the state registration No. 2021000523652 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "MurmanElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Murmansk of Murmansk Oblast on 31 October 2002 under the state registration No.2025100850784 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Novgorodtelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Veliky Novgorod on 31

October 2002 under the state registration No.2025300789050 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "PskovElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Pskov of Pskov Oblast on 31 October 2002 under the state registration No.2026000965308 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "ChrepovetsElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Cherepovets of Volodga Oblast on 31 October 2002 under the state registration No.2023541236079 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

Article 2.
Name and Place of Business of the Company

2.1. Full official name of the Company in Russian:
открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated official name of the Company in Russian:
ОАО «СЗТ».

2.3. Full official name of the Company in English:
OJSC North-West Telecom

2.4. Full official name of the Company in English: OJSC N. W. Telecom.

2.5. Location of the Company: 14/26, ul. Gorokhovaya, St. Petersburg, 194191, Russia
(old version: Place of the Company's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia, 191186)

2.6. Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) 110 62 77.

Article 3.
Legal Status of the Company

3.1. By its type, the Company is an open joint stock company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring and winding-up as well as the rights and duties of the Company's shareholders shall be determined by the Civil Code of the Russian Federation, the Federal Law on Joint-Stock Companies, other Federal laws and other legal acts of the Russian Federation approved by the relevant public bodies within their authority as well as by the present Articles of Association.

In case of subsequent changes in provisions of the current legislation of the Russian Federation the present Articles of Association shall be applied in the part that does not contradict the binding laws.

On issues that are not reflected in the present Articles of Association, the Company shall be guided by the current legislation of the Russian Federation as well as other legal acts adopted within the authority of the relevant state bodies.

3.2. The Company is a legal entity and owns a separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant in court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business as well as other seals bearing officially approved lettering, stamps,

and corporate letterhead forms with the Company's name, its own logo, trademark registered according to the official procedure and other instruments of visual identification.

The Company's branches and other structural divisions may have a round seal bearing the full names of the Company and the respective branch/structural division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved according to the appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate branches and divisions.

The Company may, according to the legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned by it, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned by them. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned by them.

3.4. The Company shall not be held liable for liabilities of the state and its bodies, or of its own shareholders. Equally, the state and its bodies and shareholders shall not be held liable for liabilities of the Company.

3.5. With a view to implementing the state, social, economic and tax policy the Company shall bear responsibility for the integrity of documents (managerial, financial and economic, on personnel etc.), ensure the transfer for state custody of the documents having scientific and historical value, keep and use the documents on personnel, as well as personal information on the Company's employees, in accordance with the established procedure.

3.6. The Company shall ensure preservation of the information constituting a state secret in case of a change in the Company's functions, its form of ownership, reorganization, winding-up or termination of operations using such information.

Access of the shareholders, members of the Company's managing bodies to the information constituting a state secret shall be effected in accordance with the current legislation.

Article 4.
Purpose and activities of the Company

4.1. The main goal of the Company is earning profit.

4.2. The basic areas of the Company's business are:

4.2.1. local and intra-zone telephone communication services;

4.2.2. settlements with users for long-distance and international communication services on the basis of contracts on behalf and for the account of communication operator providing long-distance and international communication services.

(old version: provision of long-distance and international telephone communication services via payphones and call offices;)

4.2.3. provision of connections via the Licensee's mobile radio communication network in the range of 450 MHz for the reception (transmission) of voice and non-voice information with continuous communication in the service provision irrespective of subscriber's location, among other things, when he/she/it is in motion;

(old version: cellular mobile communication services in the 450 MHz band;)

4.2.4. provision of mobile radio telephone communication services in public communication networks (trunking);

(old version: mobile radiotelephone communication services (trunking);)

4.2.5. provision of mobile radio telephone communication services in public communication networks (of ALTAY type);

(old version: mobile radio communication services of ALTAY type;)

4.2.6. Services of mobile radio communication in public communication networks;

(old version: personal radio paging services;)

(old version: 4.2.7. personal radio paging services with VHF/FM channel multiplexing;)

4.2.7. rendering communication services related to providing communication channels, ensuring that a subscriber and/or a user is provided with the technical opportunity of transferring data via channels and routes in analog and digital transmission systems of cable, aerial, radio relay and satellite communication lines;

(old version: 4.2.8. services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;)

4.2.8. telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

4.2.9. data transmission services;

4.2.10. telephone communication services using technical facilities of an intelligent communication network;

4.2.11. telegraph communication services (including the "Telegram" service and the AT/Telex network services);

4.2.12. services of TV and sound programmes delivery via a cable TV network.

(old version: 4.2.13. cable network telecasting;)

4.2.13. services of sound programmes broadcasting over the wired radio network;

(old version: 4.2.14. services of wired radio;)

4.2.14. TV broadcasting services using transmitting facilities;

4.2.15. broadcasting services using transmitting facilities;

4.2.16. local telephone communication services using radio access equipment;

4.2.17. carrying out work related to the use of data considered a state secret;

4.2.18. measures and/or services in the field of state secrets protection;

4.2.19. measures and/or services in the field of state secrets protection related to cryptographic device functioning;

4.2.20. measures and/or services in the field of state secrets protection related to engineering protection of information;

4.2.21. provision of cryptooperation services in respect of information not constituting a state secret;

4.2.22. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.23. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.24. measures in the field of commercial secrets protection.

4.2.25. design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

4.2.26. expert assessment of front-end and design documents;

4.2.27. building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

4.2.28. general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

4.2.29. installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

4.2.30. functions of general contractor and principal/developer; process and construction engineering;

4.2.31. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.32. construction, major repair, rebuilding, expansion, and updating of civil buildings;

4.2.33. geodetic survey and mapping;

4.2.34. maintenance, repair, and sale of metering and cash register machines;

4.2.35. maintenance, repair, and sale of communication facilities;

4.2.36. installation, repair, and maintenance of security alarms;

4.2.37. recovery of networks and communication facilities after failures and damage;

4.2.38. priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

4.2.39. actions to provide communication services in emergency situations;

4.2.40. implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;

4.2.41. leasing out property;

4.2.42. gas facilities operation;

4.2.43. organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

4.2.44. testing, in particular for certification purposes. Metrology services:

4.2.45. design, development, and implementation of advanced technologies;

4.2.46. production and sales of components and spare parts for various systems, mechanisms and devices;

4.2.47. design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

4.2.48. production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

4.2.49. procurement, processing and sale of wood, production of joinery and furniture;

4.2.50. design and development of software and dataware for automated systems of various applications;

4.2.51. production, processing, and sale of animal and vegetal products;

4.2.52. production and sale of consumer goods;

4.2.53. purchasing and intermediary trade business;

4.2.54. participation in establishment of stock, commodity, and other exchanges, and trading houses;

4.2.55. professional training and education of employees in and outside the RF;

4.2.56. creating a network of company shops in RF and abroad.

4.2.57. providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;
production of advertising facilities; advertising services;

4.2.58. sale and acquisition of patents, inventions and know-how's according tó the procedure established by the law;

4.2.59. organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

4.2.60. organization of cultural exchanges without currency payments.

4.3. Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

Article 5.
Branches and Representative Offices of the Company

5.1. The Company may establish its branches and open its representative offices both in and outside of the Russian Federation according to the officially established procedure. Such branches and offices shall not be considered as legal entities.

5.2. The Company has the following branches:

5.2.1. The Open Joint-Stock Company North-West Telecom, Arkhangelsk branch, located at the address:
45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163061, Russia;

5.2.2. The Open Joint-Stock Company North-West Telecom, Vologda branch, located at the address:
4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, **160000;**

(old version: 4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160035;)

5.2.3. The Open Joint-Stock Company North-West Telecom, Kaliningrad branch, located at the address:
24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236040;

5.2.4. The Open Joint-Stock Company North-West Telecom, Karelia branch, located at the address:
5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, Russia, 185000;

5.2.5. The Open Joint-Stock Company North-West Telecom, Komi branch, located at the address:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981;

5.2.6. The Open Joint-Stock Company North-West Telecom, Leningrad Oblast branch, located at the address:
15, ul. Pochtamtskaya, St. Petersburg, 190000, Russia;

5.2.7. The Open Joint-Stock Company North-West Telecom, Murmansk branch, located at the address:
82-a, Lenina pr., Murmansk, Murmansk Oblast, 183038, Russia;

5.2.8. The Open Joint-Stock Company North-West Telecom, Novgorod branch, located at the address:
2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod oblast, Russia, 173001;

5.2.9. The Open Joint-Stock Company North-West Telecom, Petersburg branch, located at the address:
24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia;

5.2.10. The Open Joint-Stock Company North-West Telecom, Pskov branch, located at the address:
5, Oktyabrsky pr., Pskov, Pskov Oblast, Russia, 180000

5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall take decisions on establishing branches and opening representative offices, and on their winding-up.

Heads of branches and representative offices shall be nominated and dismissed by the General Manager by preliminary agreement with the Board of Directors of the Company and shall act on behalf of the Company on the basis of a power of attorney.

By resolution of the Managing Board a collective executive body of a branch can be set up organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Managing Board of the Company.

Article 6.
Authorized Capital of the Company. Floated and Stated Shares

6.1. The Authorized Capital of the Company is 1,131,414,770 (one billion one hundred thirty one million four hundred fourteen thousand seven hundred seventy) roubles.

6.2. The Authorized Capital of the Company shall consist of the nominal value of the shares issued in a non-documentary form and purchased by the Company's shareholders, including:

6.2.1. Common registered shares - 881,045,433 (eight hundred eighty one million forty five thousand four hundred thirty three). The face value of each common share is 1 (one) rouble.

6.2.2. Preferred registered shares, type A 250,369,337 (two hundred fifty million three hundred sixty nine thousand three hundred thirty seven). The face value of each preferred type A share is 1 (one) rouble.

6.3. The Company shall be entitled to float 6,098 (six thousand ninety eight) common registered nondocumentary shares (stated shares) in addition to the floated common shares. The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 32,486 (thirty two thousand four hundred eighty six) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

6.4. Stated shares provided for under clause 6.3 of the present Articles of Association, in case of their floatation, shall grant all the rights specified by clauses 7, 8 of the Articles of Association for the Company's shares of the relevant category (type).

6.5. The Authorized Capital of the Company may be increased following the procedure provided for by the current legislation of the Russian Federation and the present Articles of Association as follows:

6.5.1. by increasing the share denomination of the Company;

6.5.2. by floating additional shares within the number of the stated shares specified under clause 6.3 of the present Articles of Association.

6.6. Increase of the Authorized Capital of the Company by increasing the nominal value of the shares shall be effected based on a resolution of the General Meeting of the Shareholders of the Company taken by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.7. Increase of the Authorized Capital of the Company by floating additional shares by closed subscription is effected on the basis of a resolution of the General Meeting of the Shareholders of the Company taken by the majority of three quarters of holders of the Company's voting shares attending the Meeting.

6.8. The Authorized Capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting.

6.9. Increase of the Authorized Capital of the Company by floating additional shares by open subscription, except for the cases specified under clause 6.8 of the present Articles of Association, is effected on the basis of a resolution of the Board of Directors of the Company taken unanimously by all the members of the Board of Directors without taking into account the votes of retired members of the Board of Directors.

6.10. Payment for additional shares floated by subscription can be effected by cash, securities, other objects or property or other rights having a monetary evaluation. Form of payment for additional shares shall be determined by the resolution on their floatation.

6.11. The Authorized Capital of the Company may be reduced by reducing the share denomination or reducing their total quantity, among other things, through buying a part of the shares in the cases provided for by the Federal Law on Joint-Stock Companies.

6.12. A resolution on reducing the Authorized Capital of the Company by reducing the share denomination or by buying a part of the shares for reducing their total number shall be taken by the General Meeting of the Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.13. The Company has no right to reduce its Authorized Capital if as a result of such reduction its amount will be less than the 1,000-fold amount of the minimum salary determined by the federal law as of the date of submitting the documents for state registration of the relevant changes to the Company's Articles of Association, and when the Company, in accordance with requirements of the current legislation of the Russian Federation, has to reduce its Authorized Capital – as of the date of the Company's state registration.

6.14. If, upon expiry of the second and each subsequent fiscal year, in accordance with the annual balance sheet proposed for approval by the Company's shareholders, or with audit results, the cost of the Company's net assets appears to be less than its Authorized Capital, the Company shall reduce its Authorized Capital to a value not exceeding the cost of its net assets.

Article 7.
Rights and Duties of Holders of Common Shares of the Company

7.1. Each common share of the Company shall grant its holders equal rights.

7.2. Each shareholder – holder of common stock of the Company has the right to:

7.2.1. participate in the General Meeting of the Shareholders of the Company according to the procedure provided for by the effective legislation of the Russian Federation;

7.2.2. receive dividends according to the procedure provided for by the effective laws of the Russian Federation and the present Articles of Association, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding-up thereof, in proportion to the number of shares held;

7.2.4. have access to documents provided for by Article 89.1 of the Federal Law on Joint-Stock Companies according to the procedure provided for by Article 91 of the said Law, and to obtain their copies for a compensation;

7.2.5. demand that the Company Registrar confirm shareholder's rights to shares by issuing to the shareholder an extract from the Company's Shareholders Register;

7.2.6. obtain from the Company Registrar information on all entries in his bankbook and other information provided for by statutory acts of the Russian Federation regulating the procedure of keeping the Shareholders Register;

7.2.7. alienating shares held by him without consent of other shareholders of the Company thereto;

7.2.8. in the cases provided for by the effective laws of the Russian Federation, defend his/her/its violated civil rights in court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or part of the shares owned by such Shareholder, in the cases and according to the procedure provided for by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on the Shareholder;

7.2.12. Shareholders of the Company shall have pre-emptive right to purchase additional shares and issued convertible bonds that are floated by public subscription, in numbers proportionate to the number of shares of actually owned by them.

7.3. A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

7.4. Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

7.5. Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

7.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

7.7. The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. If, within the time period provided for by the effective laws of the Russian Federation and by these Articles of Association, the Company's Board of Directors does not take a decision on convening an extraordinary General Meeting of the Shareholders or takes on a decision not to convene it, such extraordinary meeting may be convened by the said Shareholder(s).

7.8. Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

7.9. Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

7.10. Holders of common shares of the Company shall have other rights provided for by the effective laws of the Russian Federation and by these Articles of Association.

7.11. Each holder of common shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

7.12. **Holders of common shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.**

(old version: When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the floated common shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of his/her/its intention to buy the said shares. Upon completion of such transaction(s) of share purchase, the said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell common shares of the Company and issued convertible bonds owned by them to the said Shareholder, at the market price, however, not lower than their weighted average price over the six months preceding the date of such purchase.

Rules under the present clause shall apply to acquisition of each 5 percent of floated common shares in excess of 30 percent of floated common shares of the Company.)

Article 8.
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company shall grant its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided for by these Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's Authorized Capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

8.3. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

8.4. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

8.5. Holders of Type A preferred shares shall have the rights provided for under clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of these Articles of Association for holders of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

8.6. Holders of Type A preferred shares shall have the rights provided for under clauses 7.3, 7.6, 7.7, 7.8, and 7.9 of these Articles of Association in cases when Type A preferred shares have the right to vote in respect of any item within the terms of reference of the General Meeting of the Shareholders.

8.7. The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

8.8. The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

8.9. Holders of Type A preferred shares shall have other rights provided for by the effective laws of the Russian Federation, other statutory acts of the Russian Federation, and by these Articles of Association.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

8.11. Holders of preferred shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.

(old version: none)

Article 9.
Funds of the Company

9.1. The Company shall form a Reserve Fund to the amount of 5 percent of the Authorized Capital of the Company.

The Reserve Fund of the Company shall be formed by mandatory annual deductions of at least five percent of the Company's net profit until the Fund reaches the amount determined under the present clause.

The Reserve Fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve shall not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of the Shareholders in relation to the matter provided for by sub-clause 13, clause 12.2 of these Articles of Association, establish other funds, and in particular, an Equity Participation Fund for the Company's personnel.

The resources of the Equity Participation Fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent floatation of such shares with the said personnel.

When shares purchased at the expense of the Equity Participation Fund for the Company's personnel are sold to the Company's employees, the proceeds from such sale shall be allotted for setting-up the said Fund.

The procedure of forming and spending of the Fund's assets, and the purpose of the Fund shall be defined by the Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Article 10.
Dividends of the Company

10.1. The Company may, once in a year, decide on (declare) the payment of dividend under the floated shares.

Dividend shall be paid out of the Company's net profit stated in the Profit and Loss Report of the Company for the year's results. Dividend under preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on payment of annual dividend, amount of the annual dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of annual dividend shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividend a list of persons entitled to annual dividend shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividends. Where the annual General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the annual dividends.

10.3. When taking the decision on payment of the dividends, the Company shall be governed by restrictions set by the federal laws.

Article 11.
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining the Company's Shareholders Register in compliance with requirements of current legislation of the Russian Federation and other statutory acts of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively busy with keeping the Shareholders Register and holding a license of an officially established type for such activity

Approval of the Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the Registrar violate the civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, according to the procedure provided for by the effective laws of the Russian Federation, apply to a court with a claim that the Company should recover violated civil rights, including damages

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register the persons attending the General Meeting of the Shareholders, qualify the quorum of the General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by the Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes and sum up the voting, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of the Returning Board, the Registrar shall be guided by the effective legislation, the Company's Articles of Association or other internal documents.

Article 12.
General Meeting of the Shareholders

12.1. The general meeting of the shareholders is the supreme management body of the company.

12.2. The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to these Articles of Association, or approval of a new wording of the Articles of Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increase of the Company's Authorized Capital by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

(old version: 22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;)

22) **decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;**

23) decisions on other matters provided for by the Federal Law on Joint-Stock Companies and by these Articles of Association.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in sub-clauses 2, 7, 8 9, 15 – 19, 23, clause 12.2 of these Articles of Association exclusively when presented by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Articles of Association that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's common shares attending the Meeting, and three quarters of holders of holders of the said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once a year.

An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Articles of Association. Such proposals must be received by the Company not later than 60 days after the expiry of the fiscal year.

Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

12.8. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less

than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

12.9. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of the Board of Directors of the Company, shall be held within 70 days after the Board of Directors of the Company takes the resolution on holding it.

12.10. During the preparation of the extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by these Articles of Association. Such proposals shall be received by the Company at least 30 days before the date of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and by clause 12.6 of Article 12 of these Articles of Association.

12.11. The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 45 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more later than 65 days before the date of its holding and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders..

12.12. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

12.13. The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts;

data on nominees for the Company's Board of Directors, Auditing Committee, provided for by clause 12.6. of Article 12 of these Articles of Association,

draft revisions and amendments made in the Company's Articles of Association or the draft Company's Articles of Association in the new wording;

draft internal documents of the Company;

drafts of other documents, adoption of which is provided for in draft resolutions of the General Meeting of the Shareholders;

draft resolutions of the General Meeting of the Shareholders;

other information (materials) to be submitted in accordance with the current legislation,

other information (materials) required for passing resolutions on agenda items of the General Meeting of the Shareholders and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold the annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the floated voting shares of the Company.

The notice of holding a repeated General Meeting of the Shareholders and sending (handing) of voting tickets shall be completed at least 20 days before the date of holding such a repeated General Meeting of the Shareholders.

The notice of holding a repeated General Meeting of the Shareholders, the agenda of which contains the item of Company reorganization, shall be issued at least 30 days before date of holding a repeated General Meeting of the Shareholders.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

12.17. The General Meeting of the Shareholders shall be chaired by a person exercising the functions of the one-person executive body, unless determined otherwise by the Company's Board of Directors.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Article 13.
The Board of Directors of the Company

13.1. The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities.

13.2. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, the authority of the new members of the Board of Directors shall remain valid until the next scheduled annual General Meeting.

13.4. The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increase of the Company's Authorized Capital by floating by the Company of additional shares within the number of declared shares as defined by these Articles of Association, except for the cases provided for under sub-clauses 8, 9 clause 12.2 of the present Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract **for audit** made with the Company's auditor, including the determination of remuneration for **auditor's** services;

(old version: recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;)

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, **preliminary** agreeing upon candidates for the position of its manager and **dismissal of the said official upon the initiative of the Company**, as well as consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

(old version: 18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;)

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) **determining (changing) the functional units of the organizational structure and the key functions of the divisions included in the functional units of Company's organizational structure (except for the structure of branches and representative offices);**

(old version: determining the basic principles of constructing the organizational structure of the Company;)

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers **upon the initiative of the Company**;

(old version: preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of managers of said units;)

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board): establishing the term of its office, **appointing the Management Board members** and early termination of their powers;

(old version: forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;)

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-clause 18, clause 12.2 of the present Articles of Association, by joining as a participant, termination of participation, making additional contributions (instalments) related to the Company's participation in non-profit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approving other internal documents of the Company, in addition to those provided for under clause 13.4 of the present Articles of Association, regulating matters within the terms of reference of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Articles of Association in the terms of reference of the General Meeting of the Shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Code of Corporate Management of the Company.

42) preliminary agreeing upon employment of independent specialists in an audit of the Company's activities carried out by the Auditing Committee, on a paid basis.

43) determining the payment method and other important terms of the paid participation of independent specialists in an audit carried out by the Auditing Committee.

(old version: none)

44) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

13.6. The decisions on issues indicated in sub-clauses 7, **9** *(old version: none)* 20 of clause 13.4 of these Articles of Association shall be taken by all members of the Board of Directors unanimously without taking into account the votes of the retired members of the Company's Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in **the matter provided for by sub-clause 20** of clause 13.4 of these Articles of Association, **such matter may be presented** to the general meeting of shareholders for resolution by decision of the Board of Directors. **In this case**, a decision shall be taken by the majority of votes of holders of the Company's voting shares attending the meeting.

(old version: Where unanimity of the Company's Board of Directors has not been achieved in matters listed under sub-clauses 7 and 20 of clause 13.4 of these Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In these cases, decisions shall be taken by the majority of votes of holders of the Company's voting shares attending the meeting.)

Decisions on the issues indicated in sub-clause 21 of clause 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

13.7. Other matters defined by the Federal Law on Joint-Stock Companies and by these Articles of Association to be in the frame of reference of the Board of Directors and not listed under clause 13.6 hereabove, shall be passed by the majority of votes of members of the Board of Directors attending the meeting.

13.8. For the purpose of putting forward for decision by the Board of Directors the issue provided for by sub-clause 19, clause 13.4 of these Articles of Association, the price of the acquired of alienated property shall be juxtaposed with the book value of Company's assets:

- when property is acquired – the price of acquisition, taking into account the VAT and other indirect taxes and fees;

- when property is or may be alienated – the price of alienation, without taking into account the VAT or other indirect taxes and fees, determined by the parties to the transaction, or the book value of the property – depending on which of these amounts turns out to be greater.

(old version: none)

13.9. The procedure of convening and holding meetings of the Board of Directors and the amount and procedure of paying remunerations and compensations to members of the Board of Directors shall be defined by the Provision on the Board of Directors to be approved by the General Meeting of the Shareholders.

13.10. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, the Company Auditor, one-person or collective executive body of the Company as well as on request of shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.11. The quorum for a meeting of the Board of Directors of the Company shall be over half of elected members of the Board of Directors.

13.12. Meetings of the Board of Directors of the Company can be held in the form of joint presence (including the use of conference telecommunication facilities) or absentee voting.

13.13. When assessing the quorum and the results of voting at the meeting of the Board of Directors held in the form of joint presence account shall be taken of written opinions of any member of the Board of Directors absent at its meeting.

13.14. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In taking decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.15. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and take chair at them, supervise the minute keeping at its meetings and ensure effective operation of committees of the Board of Directors.

13.16. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by the majority of votes of its members attending the meeting.

Article 14.
The Managing Board of the Company

14.1. The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

14.2. The number and namelist of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors.

14.3. The Management Board shall be formed for the period determined by the Company's Board of Directors when appointing its members.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

14.4. The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-

profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the Board of Directors, except for the issues provided for by sub-clauses 24, 26, 27, 28, 31, 33 of clause 13.4, Article 13 of these Articles of Association, as well as issues raised in compliance with the legislation, stating the exact dates of their consideration by the Board of Directors making impossible preliminary consideration of such issues by the Management Board of the Company;

6) preparing materials to be considered by committees of the Board of Directors;

(old version: preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;)

7) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

8) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

9) working out the methodology of planning, budgeting and controlling of the Company and its branches;

10) working out the policy of ensuring the Company's and branches' security;

11) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

12) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

13) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials **upon the initiative of the Company**;

(old version: 12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;)

14) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

15) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

16) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

17) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

18) approving (changing) the organizational structure of the Company, including the approval of the functions of structural units (except for the structure and functions of representative offices and structural units of branches located outside the addresses of branch locations).

(old version: approval of the Company's organizational structure, including the basic functions)

14.5. The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the **proposals of committees of the Board of Directors** and the Company's General Manager.

(old version: The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager)

14.6. The procedure of convening and holding the meetings of the Management Board and the procedure of decision-making by the Management Board shall be established in the Provision on the Company's Management Board to be approved by the General Meeting of the Company's Shareholders.

(old version: The procedure of convening and holding the Managing Board meetings, the procedure of decision-making by the Managing Board and the amount and procedure of paying the remuneration to members of the Managing Board shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company)

14.7. The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company.

The conditions of the contract shall provide for the right of a member of the Management Board to a compensation for proven expenses related to his/her discharging the functions of a member of the Management Board, as well as the right to the remuneration, the amount of which and the procedure of paying which are established by the Company's bylaw approved by the Company's Board of Directors.

On behalf of the Company the contract shall be signed by the General Manager of the Company.

(old version: The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company. The contract shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors.)

Article 15.
General Manager of the Company

15.1. General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

15.2. General Manager shall take decisions on matters not assigned under these Articles of Association to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager acts as the Chairperson of the Management Board.

15.4. The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Rights and duties, labour remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairperson of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.

15.5. The Company's Board of Directors shall be entitled at any time to take the decision on early termination of the powers of the Company's General Manager and on termination of the contract with him.

Article 16.
Corporate Secretary of the Company.
Staff of Corporate Secretary of the Company

16.1. By resolution of the Board of Directors a special person can be nominated, whose task would be to ensure observance of by the Company's bodies and officials of the procedure requirements guaranteeing the exercise of rights and interests of the Company's shareholders – Corporate Secretary of the Company.

16.2. The rights, duties, term of office, salary and responsibility of the Corporate Secretary of the Company shall be determined by internal documents of the Company as well as the agreement concluded by him with the Company. On behalf of the Company the contract shall be signed by the Chairperson of the Company's Board of Directors.

16.3. To ensure an effective execution by the Corporate Secretary of the Company of his duties in the Company, staff of the Corporate Secretary of the Company can be set up, its membership, numbers, structure and duties of the employees to be determined by the internal document of the Company approved by the Board of Directors.

Article 17.
Control over the Financial and Economic Activity of the Company

17.1. To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

17.2. The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

17.2.1. The authority of individual members or all members of the Auditing Committee can be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of pre-schedule termination of the authority of members of the Auditing Committee the authority of the new members of the Auditing Committee shall be valid till the next annual General Meeting of the Shareholders.

If the number of members of the Auditing Committee becomes less than half of the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders for electing new members of the Auditing Committee. The remaining members of the Auditing Committee shall exercise their functions till election of the new members of the Auditing Committee at the extraordinary General Meeting of the Shareholders.

17.2.2. The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

17.2.3. Checks (revisions) of financial and economic activities of the Company by the Auditing Committee shall be carried out on the basis of the annual results of the Company's activity.

Checks (revisions) of financial and economic activities of the Company shall be also carried out at any time:

on the initiative of the Auditing Committee proper of the Company;

on resolution of the General Meeting of the Shareholders of the Company;

on resolution of the Board of Directors of the Company;

on request of shareholder(s) of the Company jointly owning at least 10 percent of voting shares of the Company on all matters within the terms of reference of the General Meeting of the Shareholders as of the date of making the request.

17.2.4. On request of the Auditing Committee, the persons holding posts in the managing bodies of the Company shall present documents on the financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing Committee as well as the amount and procedure of paying remuneration to members of the Auditing Committee shall be determined by the Provision on the Auditing Committee of the Company approved by the General Meeting of the Shareholders.

17.3. To ensure constant internal control over the procedure of accomplishing all the economic operations at the Company, a special structural subdivision, independent of the Company's executive bodies, shall be set up, the activity of which shall be controlled directly by the Board of Directors of the Company.

Functions of the said structural subdivision, the procedure of its activity, the procedure of nominating the employees, the requirements to them shall be determined by the internal document approved by the Board of Directors of the Company.

17.4. To check and confirm the correctness of annual financial statements, the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders.

17.4.1. The Auditor shall check the financial and economic activity of the Company in accordance with legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General Meeting of the Shareholders shall approve the Company's Auditor. Terms of the contract concluded with the Auditor, including the amount of payment for his services shall be approved by the Board of Directors of the Company.

17.4.3. Auditing of the Company's activity shall be conducted at any time on request of the shareholders whose joint share in the Authorized Capital is 10 or more percent. The shareholders initiating the auditing shall submit to the Board of Directors a written request, which shall contain a motive for bringing up the request, name (title) of shareholders, number and category (type) of shares belonging to them, signature of a shareholder or of a person empowered to act for him. In case when the request is signed by the empowered person a power of attorney shall be enclosed to it.

Article 18.
Reorganization of the Company

18.1. The Company can be voluntarily reorganized by resolution of the General Meeting of the Shareholders. Other grounds and procedure for the Company's reorganization shall be determined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be effected by merger, affiliation, split-off, detachment and transformation to a different organizational legal form in accordance with the procedure provided for by the Federal Law on Joint-Stock Companies.

Article 19.
Winding-up of the Company

19.1. The Company can be voluntarily liquidated by resolution of the General Meeting of the Shareholders or by court decision in the cases and following the procedure provided for by the current legislation.

19.2. In the cases provided for by the current legislation of the Russian Federation, the Company shall take a decision on its voluntary winding-up.

19.3. In the event that during voluntary winding-up of the Company its property is insufficient for making settlements with all the Company's creditors, the Chairperson of the Liquidation Commission of the Company nominated by the General Meeting of the Shareholders shall file an application with the Arbitration Tribunal on exercising a simplified bankruptcy procedure in respect of the Company .

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
28	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 1 617,00
29	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract on mandatory vehicle insurance (OSAGO)	32,300.00 roubles
30	OJSC NWT, OJSC Rostelecom	No. 11-05 of 29.04.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract of lease of nonresidential premises	240,802.08 roubles
31	OJSC NWT, OJSC Novgorod Datacom	No. 11-05 of 29.04.05	OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of lease of nonresidential premise	104,441.81 roubles

32	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	438,012.00 roubles
33	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	524,746.00 roubles
34	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	612,625.00 roubles
35	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	303,395.00 roubles
36	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	491,935.00 roubles
37	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	399,067.00 roubles
38	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	343,378.00 roubles
39	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	370,837.00 roubles

40	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	621,201.00 roubles
41	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	290,706.00 roubles
42	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	457,458.00 roubles
43	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	99,880.00 roubles
44	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	272,810.00 roubles
45	OJSC NWT, OJSC GiproSvyaz	No. 12-05 of 13.05.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	300,823.00 roubles
46	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	406,832.00 roubles
47	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	Additional agreement to the contract of premises renovation	-

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
48	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	44,266.00 roubles
49	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
50	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	6,192,124.00 roubles
51	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
52	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	premises renovation	39,760.00 roubles

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
53	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
54	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	16,777.00 roubles
55	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
56	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	59,877.00 roubles
57	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-

58	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	149,020.00 roubles
59	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
60	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	210,016.00 roubles
61	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of premises renovation	-
62	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	premises renovation	109,282.00 roubles
63	OJSC NWT, RSU-Telecom LLC	No. 12-05 of 13.05.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	Additional agreement to the contract of premises renovation	-

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
64	OJSC NWT, ICJSC Medexpress	No. 12-05 of 13.05.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	45,756.00 roubles
65	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin – Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	172,624.00 roubles
66	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	98,924.80 roubles

67	OJSC NWT, Medexpress ICJSC	No. 12-05 of 13.05.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of employees	530,327.00 roubles
68	OJSC NWT, LLC "RPC Svyazist"	No. 14-05 of 31.05.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Additional agreement to the contract of vouchers' purchase	4,647,200.00 roubles
69	OJSC NWT, Medexpress ICJSC	No. 14-05 of 31.05.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance of employees	92,805,267.00 roubles
70	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	1,828,612.00 roubles

1	2	3	4
50	The Articles of Association or bylaws of the joint-stock company provide for a procedure of appointing (electing) the company secretary and set forth the duties of the company secretary	Observed	Corporate Governance Code, Part II, Section 3.
51	The Articles of Association of the joint-stock company provide for requirements for the candidature of the company secretary	Not Observed	Such requirements in the Articles of Association would make the Articles of Association "heavier". It would be more expedient to set forth such requirements in the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.
	Important Corporate Actions		
52	The Articles of Association or bylaws of the joint-stock company provide for a requirement of approving a big transaction before it is made	Observed	Part 5 of the Articles on Closing Major Deals in OJSC NWT, in which there is an expressed interest, and of thr deals which need approval by the Board of Directors as per the Company Charter.
53	An independent appraiser must be invited to evaluate the market value of assets being the subject of a big transaction	Observed	Since more than 2% of stock of OJSC NWT belongs to the State, the state financial controlling agency has to be brought in to define the market value of property in such deals. The state financial controlling agency is independent of OJSC NWT.
54	The Articles of Association of the joint-stock company provides for a prohibition of taking, in case of acquiring big blocks of shares of the joint-stock company (merger), any actions aimed at protecting the interests of the executive bodies (members of such bodies) and Members of the Board of Directors of the joint-stock company or deteriorating the position of the shareholders as compared to the current position (among other things, a prohibition for the Board of Directors to take, before the expected period of shares acquisition is over, a decision on issuing extra shares, on issuing securities convertible into shares or securities entitling their holders to acquisition of company's shares, even if the right of taking such a decision is granted to it by the Articles of Association)	Not Observed	Providing for a direct prohibition of breaking a right granted by the Articles of Association is unnecessary, as the shareholders' rights set forth in the Articles of Association are protected by the active law.
55	The Articles of Association of the joint-stock company provide for a requirement that an independent appraiser must be invited to evaluate	Not Observed	Bringing a valuator in is excessive since

RECEIVED
2006 AUG -8 A 9:??
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1	2	3	4
	the current market value of shares and possible changes in th... market value as a result of merger		...as to ...holders ...at person th... ...mmon shares at their market value, however not lower than their 6 month weighted average for the previous months
56	The Articles of Association of the joint-stock company do not absolve the acquirer from the obligation to make an offer that the shareholders sell common shares of the company held by them (issued securities convertible into common shares) in case of merger	Observed partially	Charter clause 12. 2. 22): he/she/it may be absolved upon decision of the majority of the votes of the shareholders holding voting shares
57	The Articles of Association or bylaws of the joint-stock company provide for a requirement that an independent appraiser must be invited to determine the shares conversion ratio in case of reorganization	Observed	the Federal Law «On Shareholding Companies», clause 3, Article 34 «When paying with non-currency means for the stock an independent valuating entity has to be brought in.»
	Disclosure of Information		
58	There is a bylaw approved by the Board of Directors and setting forth the rules and approaches of the joint-stock company towards information disclosure (Articles on Information Policy)	Observed	Articles on Information Policies,
59	The bylaws of the joint-stock company contain a requirement of disclosing information on the goals of shares floatation, on the parties intending to acquire shares to be floated, including a big block of shares, and on whether the top officials of the joint-stock company are going to participate in acquiring the floated shares of the company	Not Observed	Federal Law «On the Securities Market», Article 22: the Offering Circular must contain information on the goals of the issue. In case there are many shareholders in the Company, it is hardly practicable to implement the requirement of disclosing information on all the parties intending to acquire shares.

1	2	3	4
60	The bylaws of the joint-stock company contain a list of information, documents and materials to be provided to shareholders for taking decisions on the issues discussed at the general meeting of the shareholders	Observed	Charter clause 12. 13. and Articles on Providing the Documents to the Shareholders of OJSC NWT.
61	The joint-stock company has an Internet site and regularly discloses information on the joint-stock company on that Internet site.	Observed	http://www. nwtelecom. ru/
62	The bylaws of the joint-stock company contain a requirement of disclosing information on transactions of the joint-stock company with the parties, who, under the Articles of Association, are considered the top officials of the joint-stock company, as well as on transactions of the joint-stock company with organizations, in which top officials of the joint-stock company directly or directly own 20 or more per cent of the authorized capital of the joint-stock company or which such officials may otherwise significantly influence.	Observed	Code of the Corporate Management, Part IV, clause 1 (disclosede during the annual report as a piece of signinficant information in accordance with the Federal Law «On the Securities Market»).
63	The bylaws of the joint-stock company contain a requirement of disclosing information on all transactions that may influence the market value of joint-stock company's shares	Observed	Code of the Corporate Management, Part IV, clause 1.
64	There is a bylaw approved by the Board of Directors on using important information on the activities of the joint-stock company, on shares and other securities of the Company and on transactions with them, which is not accessible to the general public and the disclosure of which may have a significant influence on the market value of shares and other securities of the joint-stock company	Observed	Articles on Information Policies, .
	Control over Financial and Economic Operation		
65	There are procedures of internal control over the financial and economic operation of the joint-stock company, approved by the Board of Directors	Observed	Regulations on Comprehensive Audit
66	There is a special division of the joint-stock company ensuring the observance of internal control procedures (control and audit service)	Observed	The Department of Internal Audit
67	The bylaws of the joint-stock company contain a requirement of determining the structure and composition of the control and audit service of the joint-stock company by the Board of Directors	Observed partially	Structure of the Department of Internal Audit (DIA) is defined by the Board of Directors. The candidacy of the Director of the Department of Internal Audit is agreed with the c Board of Directors (clauses 1.2, 1.3 of the Provisions on the Department of Internal Audit). The team of the Department of Internal Audit (to the exclusion of its Director) is approved by the General Manager (clause 1.4.

1	2	3	4
			of the Articles)
68	The control and audit service does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
69	The control and audit service does not include any persons being members of executive bodies of the joint-stock company or persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
70	The bylaws of the joint-stock company provide for a fixed period of submitting to the control and audit service documents and materials for evaluation of a transacted financial or economic operation, as well as a liability of officials and employees of the joint-stock company for failure to submit them within the established time	Observed	Specified by separate orders for each separate audit.
71	Internal documents of a shareholding Company need to commit the controlling and auditing service to report the identifed cviolations to the Committee on Audit, and in case it is absent – to the Board of Directors of thr shareholding Company	Observed	DIA Plan of Activities for 2006. Articles on DIA, clause 4 (on demand).
72	The Articles of Association of the joint-stock company contain a requirement of a preliminary evaluation by the control and audit service of the expediency of transacting operations that are not provided for by the financial and economic plan of the joint-stock company (non-standard operations)	Not Observed	Such deals have to be preliminarily approved by the Board of Directors that goes by the previous consultation with the internal services of the Company and can bring in independent consultants (Charter clause 13.4.2).)
73	The bylaws of the joint-stock company provide for a procedure of agreeing upon a non-standard operation with the Board of Directors	Observed	Articles on Budgeting the OJSC NWT, Part 6 (the adjusted budget is approved by the Board of Directors)
74	There is a bylaw approved by the Board of Directors, that determines the procedure of carrying out audits of the financial and economic activities of the joint-stock company by the Auditing Committee	Observed	Provisions on the auditing Committee
75	The audit committee evaluates the auditors' report prior to presenting it to shareholders at the general meeting of the shareholders	Observed	Provisions on the audit Committee, clause 2.2.2.g).
	Dividend		
76	There is a bylaw approved by the Board of Directors, used as guidelines by the Board of Directors when recommendations on the amount of dividend are taken (Provisions on the Dividend Policy)	Observed	Provisions on dividend on Shares
77	The Provisions on the Dividend Policy provide for a procedure of determining the minimum share of the net profit of the joint-stock company, allocated for the payment of dividend, and the conditions, under which there is no payment or there is an incomplete payment of dividend on the preferred shares, the amount of dividend on which is	Observed	Provisions on dividend on Shares OJSC NWT, clause 2. 1, 3. 1. , Part 5.

1	2	3	4
	determined in the Articles of Association of the joint-stock company		
78	Publishing information on the dividend policy of the joint-stock company and on any changes introduced into such policy in a periodical provided for by the Articles of Association of the joint-stock company for publishing notifications on holding general meetings of the shareholders, and placing such information on the Internet site of the joint-stock company	Observed	Code of the Corporate Management, Part III, clause 4.

Since the shares of the OJSC C3T are admitted for trading at stock exchanges and re included on the rating lists of the exchanges of A2 level, the Company has to adhere to the regulations on corporate behavior, such adherence being a prerequisite for including and maintaining its shares on the respective quoting list of the exchanges.
OJSC NWT drafts quarterly and forwards the Report on adhering to the regulations on the corporate behavior to the respective stock exchanges so as to maintain its shares on the A2 quoting list of those exchanges. Currently the Company fully meets all the prerequisites on the emitents with respect to adhering to the norms of the corporate behavior that apply to such emitents their shares being on the A2 quoting list fo the exchanges.

XV. INFORMATION FOR SHAREHOLDERS

15.1. Authorized capital and securities of the Company

The authorized capital of the company is 1,131,414,770 roubles.

FLOATED AND STATED SHARES OF THE COMPANY
(as of 31.12.2005)

Table 25

Categories (types) of shares	Number (pcs)	Face value (roubles)
I. Floated shares:		
Common shares	881 045 433	**1 rouble**
type A preferred shares	250 369 337	
II. Stated shares:		
Common shares	6 098	**1 rouble**
type A preferred shares	32 486	

15.2. AUTHORIZED CAPITAL STRUCTURE

Distribution of preferred shares among the shareholders of the OJSC NWT as of December 31, 2005


91 374 649
63,5%
36,5%
158 994 688
Physical persons
Legal entities

Distribution of common shares among the shareholders of the OJSC NWT as of December 31, 2005


45 457 733
50,8%
44,1%
447 230 789
388 356 911
Physical persons
Legal entities
SvyazInvest OJSC

Distribution of shares among the shareholders of the OJSC NWT (in % of the Charter Capital) as of December 31, 2005


136 832 382
447 230 789
39,5%
12,1%
48,4%
547 351 599
Physical persons
Legal entities
SvyazInvest OJSC

15.3. INFORMATION ON OWNERS OF THE BIGGEST BLOCKS OF SHARES OJSC NWT

Table 26

Shareholder	Status	Common shares (C.S.)	%% of C.S.	Preferred shares (P.S.)	%% of P.S.	Shares, total	%% of total number of shares
Legal entitites (199 accounts), total:		**835 587 700**	**94,840 %**	**158 994 688**	**63,504 %**	**994 582 388**	**87,906%**
Among them those holding more than 1% of the Charter Capital:							
'INVESTMENT COMMUNICATIONS COMPANY, OPEN JOINT STOCK COMPANY	ВЛ	447 230 789	50,761 %	0	0,000%	447 230 789	39,528%
'UBS NOMINEES' CLOSED JOINT STOCK COMPANY	Nominal holder	123 910 793	14,064 %	27 967 038	11,170 %	151 877 831	13,424%
'ING BANK (EURASIA) CJSC (CLOSED JOINT STOCK COMPANY)	Nominal holder	80 243 890	9,108%	58 046 713	23,184 %	138 290 603	12,223%
CLOSED JOINT STOCK COMPANY 'DEPOSITORY CLEARING COMPANY'	Nominal holder	56 385 747	6,400%	44 767 592	17,881 %	101 153 339	8,940%
CLOSED JOINT STOCK COMPANY COMMERCIAL BANK 'CITIBANK	Nominal holder	35 596 888	4,040%	7 241 442	2,892%	42 838 330	3,786%
THE RUSSIAN FEDERATION AS PRESENTED BY THE FEDERAL AGENCY ON MANAGEMENT OF THE FEDERAL PROPERTY	ВЛ	37 753 619	4,285%	5 276	0,002%	37 758 895	3,337%
THE NON-COMMERCIAL PARTNERSHIP 'THE NATIONAL DEPOSITORY CENTER'	Nominal holder	18 120 582	2,057%	10 004 829	3,996%	28 125 411	2,486%
COMMERCIAL BANK 'J.P. MORGAN BANK INTERNATIONAL, LIMITED LIABILITY COMPANY	Nominal holder	11 059 123	1,255%	430 000	0,172%	11 489 123	1,015%
FRACTOR INVESTMENTS LIMITED	ВЛ	11 298 680	1,282%	0	0,000%	11 298 680	0,999%
Physical persons (33496 accounts):		**45 457 733**	**5,160%**	**91 374 649**	**36,496 %**	**136 832 382**	**12,094%**
Among them those holding more than 1% of the Charter Capital:		-	-	-	-	-	-
TOTAL:		**881 045 433**	**100,000 %**	**250 369 337**	**100,000 %**	**1 131 414 770**	**100,000 %**

Note:
OR – owner
NH – nominal holder
CS – common shares
PS – preferred shares

15.4. Information on trading sites that trade in the Company shares

Table 27

Trading venues	TICKER TAPES		Quoting List	Start of trading (common stock / preferred stock)
	Common shares	Preferred shares		
Non-commercial enterprise «RTS Stock exchange»	SPTL	SPTLP	A2	Сент. 1, 1995 / Янв. 23, 1997
OJSC «RTS Stock exchange»	SPTLG	SPTLPG	A2	21 февраля 2005
CJSC «MMVB Stock exchange»	SPTL	SPTLP	A2	Март. 31, 2000 / Март. 31,2000
The US non-stock exchange market	NWTEY*			Сентябрь 4, 2001
Berlin - & Frankfurt Stock Exchange	SQ4.BE (Berlin) SQ4.F (Frankfurt)		Freiverkehr	Март 31, 2005

* in the form of ADR I level

a on the running quoting, spreads, deal prices and market capitalization is available from the sites: www.rts.ru www.micex.ru www.skrin.ru www.adr.com http://deutsche-boerse.com/ www.berlinerboerse.de

according to the RTS non-commercial (with the account fo both the marekt and address deals)

Table 28

	2004		2005	
	Trade volume, US dollars	Number of deals.	Trade volume, US dollars	Number of deals.
Common shares	13 188 478	390	17 552 262	376
Preferred shares	7 212 789	292	7 883 161	244

according to the OJSC RTS (with the account fo both the marekt and address deals)

Table 29

	2004		2005	
	Trade volume, Roubles	Number of deals.	Trade volume, Roubles	Number of deals.
Common shares	13 077 311	81	220 009 024	980
Preferred shares	9 140 585	61	137 524 215	662

Branches

During 2005 work was under way to restructure the Company branches and subsidiaries according to the «Plan of measures to reorganize the structures of the branches» as approved on 14.05.05 , so that during 2005 in those branches:

- the number of hyerarchy levels was reduced from 6 to 5 (branch – node – shop – site – group), while the hyerarchy level «Production» was liquidated;
- the number of structural units in the branches (electric communication nodes, nodes of production support and motor-transport depots) was reduced from 77 to 48;
- the number of production shops was reduced from 30 to19;
- the number of production sites was reduced from 733 to 386.

Finally the organizational structure of branches was approved by the Board ob 01.12.2005 The approved organizational strcuture of the branches will come into force during 2006.

During 2005 work was under way to streamline the names of different units and departments and positions as part of the respective work to streamline the Company staff rosters so as to introduce the Corporated Information system based on the Oracle Enterprises-Business Suite. The organizational structures of all the branches was approved by the Board of Directors on 01.12.2005 Work to streamline the names and titles of the units and positions that form the structure of the General Directorate will proceed during 2006.


The "North West Telecom" Open Joint Stock Company
Organizational Chart
General Meeting of the Stockholders
Committee on Nominations and Remunerations
Committee on Corporate Management
Board of Directors
Committee on Audit
Committee on Strategic Development
General Directorate
Managing Committee
Board of directors
Coordinating Council
Branch "ArTelecom of the Archangel Oblast"
Branch "LenSvyaz"
Branch "MurmanElectroSvyaz"
Branch "NovgorodTelecom"
Branch "Petersburg Telephone Network"
Branch "Svyaz, Komi Republic"
Branch "ElectroSvyaz, Vologda Oblast"
Branch "ElectroSvyaz, Kaliningrad Oblast"
Branch "ElectroSvyaz, Pskov Oblast"
Branch "ElectroSvyaz, Republic of Karelia"

Branch **12.3. Personnel Management.**

- The personnel policy and social policy are an integral part of the entire managerial activities and operational policy of the Company. The principal aims of the personnel and social policies were declared in the Personnel Management Concept apporved by the Board of Directors of the Company in 2005. The organization of the personnel and social policy in 2005 was aimed at developing and improving the existing system of personnel management, adequately meeting the interests of OJSC NWT. The basic goals of the personnel management system are:
- To facilitate manageability of the Company,
- To promote higher efficiency of the Company operations,
- To form the image of the «preferable employer» for the Company,
- To stimulate building a customer-oriented Company.

Developing and upgrading the system of personnel management was conducted on the basis of the Company Mission, the Company Strategy the projectrs by the «SvyazInvest», Ltd. in the area of personnel management, the current goals of the Company and was aimed at forming a highly professional and strongly motivated team aiming at attaining top level results, a team sharing progressive outlook and modern approaches to solving the tasks faced by the Company.

Better manageability of the Company and higher efficiency of its activities during 2005 were largely resulting from the implementation of measures to rightsize the staff (reduce the staff numbers and outsource the functions) within the scope of reorganizing the branches' organizational structure.
During the reported year while implementing the measures to optimize the structure and personnel numbers, much attention was paid to retaining the highly qualified employees, improving the quality structure of the staff, to issues of centralizing all the personnel management functions at the level of the Company.
The educational level of the Company personnel over all the categories is rather high - 15 348 have professional university and college level education, which comprises 55,5% of the staff. The Company employs 40 Ph.D's and one full-time Professor.
Positions calling for experts with university diplomas have: 5 393 experts with higher school professional training; 1 538 experts with professional college trainining; 361 practicioners. Positions calling for experts with professional college trainining, have: 550 experts with higher school professional training; 3 305 experts with professional college trainining; 801 practicioners.
The Company's training system is organized according to the principle of revealed priority areas of training based on the strategic needs of the business, business plans and job requirements. Today OJSC NWT uses the entire arsenal of means and methods of training, proceeding from the economic and methodological advisability of applying them.
Annually the Company approves and adopts the priority training directions for the current period. For the year 2005 the following such priorities have peen earmarked:

- the latest techniques and technologies,
- marketing and sales logistics,
- change control,
- team formation.

In order to develop an efficient system of integrated, structured continuous training the OJSC NWT keeps developing the criteria to distribute its employees into training groups; common professional, technical, managerial and behavioral needs for such groups are identifed; needs in training and professional development that stem from the development strategy and perspective plans of the Company are formulated; availabled forms and techniques of future training and development are analyzed that would satisfy the needs identified in the process, comrehensive long term programs of corporate training are worked out.
To specify, in 2005 the Department of Personnel Management has developed and tested the multi-stage program of intra-Company corporate training for employees that work with VIP-clients. The program is aimed at developing a client-oriented approach and includes both training these employees in sales techniques and a comprehensive study of the technologies supporting the services offered. That program will proceed with its implementation during 2006 as well.
The Company Managers keep updating their qualificastions in a systemic way within the scope of modular programs of centralized corporate training under the OJSC «SvyazInvest» «Operational Management» and «». Both programs aimed at acquiring the knowledge in the area of modern management techniques, development of the client-oriented approach in managerial teams, the development of leadership qualities. In the course of such training the students acquired knowledge in the following areas: management, finances, marketing, personnel, and also leadership.
During 2005 the training of the Company employees took place in both the regional training centers and the profiling universities and training centers of the RF: the Prof.M.A.Bonch-Bruevich Saint-Petersburg State University of Telecommunications (Saint-Petersburg), the Saint-Petersburg State University (Saint-Petersburg), the IPK MTUSI (Moscow), the «Sodeistivie (Assistance)» Sci.Center (Moscow), the «Resonance» Sci. Univ. (Moscow).
The human resources potential of the Company is one of the most important factors determining its success. Thus, the efficiently organized personnel training system is the pledge of a successful operation of the Company in the market of communication services under the conditions of constantly aggravating competitive struggle.
The age distirbution of the OJSC NWT employees may be characterized as stable enough: 7% of employees are under 25; 23% of employees are from 25 to 35 years old; 63% of employees are from 35 to 55 years old; and 7% are over 55. The distribution of the number of OJSC NWT's staff on the payroll by ages is shown on the diagram:

OJSC NWT personnel age distribution, as of 31.12.2005



Over 55
7%
Under 25
7%
From 25 to 35
23%
From 35 to 55
63%

In pursuance of introducing the new organizational structure and reducing the personnel numbers and the staff in the branches provisional commissions were started to consider disputes that might arise with respect to maintaining the basic legal rights and interests of the employees.
During the reported year work was actively under way in the Company to search for and involve the personnel in forming the a по формированию Company own «bank of resumes», and to interact with recruiting agencies and employment services.
Work in the branches of the Company was also under way with the Veterans' councils; meetings of the veterans with the Company management were organized.
The Company kept using non-material incentives quite widely, to include various forms of training, to career growth of the employees, to congratulations on their personal celebrations and citicens holidays.
Awarding the employees is one of the elements of motivation, on which the Company's management places high emphasis. Awards facilitate the motivation of the working team overall and help to outline the values reflecting the corporate culture of the Company.
During 2005 the following awards were given to the Company employyes to recognize their important input o the development of the telecommunications industry:

- Tiltle of «Master of telecommunications» – 66 employees,
- Badge «Radioperson of Honor» – 8 employees,
- The Diploma of Honor by the OJSC «The Investment Telecommuniucations Company» – 6 employeesв,
- The Diploma of Honor by the Ministry of Information Technologies and Telecommunications, RF – 2 employees;
- 139 employees received the Diploma of Honor of OJSC NWT and 35 employees received the Special Expression of Gratitude by the General Manager.

As for the interaction with the trade unions, it went on on the basis of the Statute of "Social Partnership in the Telecommunications Industry of the RF" in various formats (negotiations on regulating labor relations, providing safeguards for the labor rights, participation of representatives of the employees and the employers in amending and updating the Collective Agreement and agreeing the local regulatory acts).

The well thought-out personnel policy of the Company retains highly skilled specialists, strengthens the corporate spirit and is the basis of the technical maintenance and development of communication networks and facilities in the Northwestern region of Russia.

XIII. INFORMATION ON THE BODIES OF THE COMPANY

The general meeting of the shareholders is the supreme management body of the Company.

13.1. Board of Directors

During 2005, the Company had two sets of the Board of Directors.
The composition of the Board of Directors, elected by the Extraordinary General Meeting of the Shareholders on September 20, 2004

Table 20

No	Full name:	Date of birth	**Position occupied**	Education
1.	Vladimir Alexandrovich Akulich	23.08. 1956	General Manager OJSC NWT	Higher
2.	Alexandr Alexandrovich Gogol	12.06. 1946г	St. Petersburg State University of Telecommunications Rector	Higher
3.	Dmitry Georgiyevich Yefimov	21.11. 1962	Association for Investors' Rights Protection Leader of the independent directors team	Higher
4.	Alexandr Vyacheslavovich Ikonnikov	05.04. 1971	Association for Investors' Rights Protection Chief Executive	Higher
5.	Dmitry Vladimirovich Levkovsky	24.08. 1965г	NCH Advisors, Inc. Vice-President	Higher
6.	Sergey Alexandrovich Orlov	07.11.1962г	OJSC Svyazinvest Chief Executive – Director of the International Cooperation Department	Higher
7.	Stanislav Nikolayevich Panchenko	24.08. 1945	OJSC Svyazinvest Deputy General Manager	Higher
8.	Oxana Valeryevna Petrova	04.01.1973	OJSC Svyazinvest Deputy Manager, Methodology Division, Corporate Governance Department	Higher
9.	Irina Mikhailovna Ragozina	28.07.1950	OJSC Svyazinvest Corporate Governance Department Director	Higher
10	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director	Higher
11	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager	Higher

Board of Directors elected by the annual General Meeting of the Shareholders on 27.06.05

Table 21

No	Full name:	Date of birth	Position occupied	Education
1	Vladimir Alexandrovich Akulich	23.08.1956	OJSC NWT General Manager	Higher
2	Konstantin Vladimirovich Belyaev	03.01.1968	Deputy General Manager, OJSC Svyazinvest	Higher
3	Alexandr Alexandrovich Gogol	12.06.1946	St. Petersburg State University of Telecommunications Rector	Higher
4	Dmitry Georgiyevich Yefimov	21.11.1962	General Manager, Klin Design and Construction Works	Higher
5	Alexandr Vyacheslavovich Ikonnikov	05.04.1971	Chairperson of the Supervisory Board of the Association of Independent Directors	Higher
6	Alexandr Nikolayevich Kiselev	30.01.1962	Assistant Minister, RF Ministry for Information Technologies and Communication	Higher
7	Dmitry Vladimirovich Levkovsky	24.08.1965	NCH Advisors, Inc. Vice-President	Higher
8	Nikolay Moiseevich Popov	20.01.1949	Director of the Department of State Programs, Infrastructure ***Development*** and Use of the Limited Resource of the Ministry of Informatization and Communication of Russia To be considered a drop-out from the Board of Directors due to death in early January, 2006	Higher
9	Irina Mikhailovna Ragozina	28.07.1950	Manager of the Corporate Management Department, OJSC Svyazinvest	Higher
10	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director	Higher
11	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager	Higher

According to the Order of FSFO (Federal Service for Financial Restructuring) dated 15th December 2004 No.04-1245/pz-n, Appendix 1 to the Order, clause 2, the following persons are independent directors:

Alexandr Alexandrovich Gogol, Dmitry Georgiyevich Yefimov, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Sergey Alexandrovich Orlov, Oxana Valeryevna Petrova, Irina Mikhailovna Ragozina, Ivan Ivanovich Rodionov.

Chairperson of the Board of Directors – Valery Nikolayevich Yashin

Deputy Chairperson of the Board of Directors – Dmitry Vladimirovich Levkovsky

1) Valery Nikolayevich Yashin
Citizenship: RF
Positions occupied:
Period: ***1996 – up to the present time***
"Telecom-Soyuz" Non-Governmental Pension Fund
Position: ***Chairperson of the Fund Council***

Period: ***up to the present time***
Organization: ***"St. Petersburg Payphones" Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***– up to the present time***
Organization: ***"Telecominvest" Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***– up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1999 – up to the present time***
Organization: ***"Investment Communication Company" Open Joint-Stock Company***
Position: ***Chairman of the Management Board***

Period: ***2000 – up to the present time***
Organization: ***"Moscow City Telephone Network" Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2000 – up to the present time***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***Electrosvyaz of Moscow Oblast Open Joint-Stock Company***
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***"National Payphone Network" Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***Open Joint-Stock Company "North West Telecom"***
Position: ***Chairperson of the Board of Directors***

Period: ***up to the present time***
Organization: ***"The Russian Foundation of the History of Communications"***
Position: M***ember of the Management Board***

Period: ***up to the present time***
Organization: ***FC-Zenith Closed Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***up to the present time***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position:***ember of the Supervisory Board***

Holds the Company shares to the amount of: common shares – ***786 700***.
Preferred shares – ***832 913***.
Share of participation in the authorized capital: 0,1431%
No deals on purchasing or alienating the Company shares executed over the reported period.

2) Vladimir Alexandrovich Akulich
Citizenship: RF
Positions occupied:
Period: ***– up to the present time***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: Non-Profit Partnership Center for Research of Telecommunication Development Problems
Position: M***ember of the Board of the Partnership***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: M***ember of the Board of Directors***

Period: ***2004 – up to the present time***
Organization: ***North West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

3) Konstantin Vladimirovich Belyaev
Citizenship: RF
Positions occupied:
Period: 2001 – up to the present time
Organization: "Investment Communication Company" Open Joint-Stock Company
Position: Deputy General Manager in charge of Economics and Finance

Period: 2005 – up to the present time
Organization: VolgaTelecom Open Joint-Stock Company
Position: Chairperson of the Board of Directors

Period: 2005 – up to the present time
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: Member of the Management Board

DATA ON CANDIDATES TO THE BOARD OF DIRECTORS OF OJSC NWT

to be elected at the annual general meeting of the shareholders in the year 2006

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data on availability of the candidate's consent to be elected
1	Vladimir Alexandrovich Akulich	1956	Higher	General Manager of OJSC NWT	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
2	Konstantin Vladimirovich Belyaev	1968	Higher	Deputy General Manager, OJSC Svyazinvest	Holds 0.0006% of the Company's shares	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
3	Stanislav Grachevich Vartanyan	1974	Higher – Moscow State Linguistic University, 1996	Association for Investors' Rights Protection – Executive Director	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
4	Mikhail Borisovich Vasilyev	1954	Higher – A.A. Zhdanov Leningrad State University	Representative Office of NCH Advisors, Inc. in Saint Petersburg. Head of the Representative Office (area of business – consulting)	Does not hold any shares of the Company	Lindsell Enterprises Limited Company (2.35% of the Company's voting shares)	consent is available
5	Alexandr Alexandrovich Gogol	1946	Higher	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
6	Evgeny Petrovich Enin	1958	Higher	Deputy General Director of NP "Russian Institute of Directors"	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
7	Dmitry Georgiyevich Yefimov	1962	Higher – Moscow State University, PhD in Physical and Mathematical Sciences, 1988	Association for Investors' Rights Protection - Consultant CJSC Klin Design and Construction Works, General Manager	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
8	Alexandr Vyacheslavovich Ikonnikov	1971	Higher – Gubkin State Academy of Oil and Gas, 1993	Chairperson of the Supervisory Board of the Association of Independent Directors	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
9	Alexandr Nikolayevich Kiselev	1962	Higher	Minister of the Russian Federation for Information Technologies and Communication	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
10	Maria Nikolayevna Kneib	1982	Higher – Saint Petersburg Humanitarian University of Trade Unions, Jurisprudence	Chief specialist, Territorial Board of Rosimushchestvo (Property Department) for Leningrad oblast	Does not hold any shares of the Company	Russian Federation represented by Property Department (4.285% of the Company's voting shares)	data are not provided
11	Denis Viktorovich Kulikov	1975	Higher – Moscow State Legal Academy	Association for Investors' Rights Protection - Consultant	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
12	Dmitry Vladimirovich	1965	Higher – Moscow institute of Steel and Alloys	Representative Office of NCH Advisors, Inc. in Moscow Vice-President (area of business -	Does not hold any shares of the	Lindsell Enterprises Limited Company (2.35% of the	consent is available

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data on availability of the candidate's consent to be elected
	Levkovsky			consulting)	Company	Company's voting shares)	
13	Natalya Vyacheslavovna Loginova	1976	Higher – Higher School of Privatization and Entrepreneurship, Jurisprudence, 1999	Deputy Head of the Division of the Transport and Communication Companies' Property, the Commercial Sector Organizations' Property Board, the Property Department	Does not hold any shares of the Company	Russian Federation represented by Property Department (4.285% of the Company's voting shares)	consent is available
14	Oleg Mikhaylovich Mikhaylov	1963	Higher	Director of the Information Support Department of OJSC Svyazinvest	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
15	Oxana Valeryevna Petrova	1973	Higher	Deputy Head of the Division, Department of corporate management, OJSC Svyazinvest	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
16	Irina Mikhailovna Ragozina	1950	Higher	Manager of the Department of Corporate Governance, OJSC Svyazinvest	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
17	Ivan Ivanovich Rodionov	1953	Higher – Moscow State University, Faculty of Economics, 1979	Managing Director, AIG-Brunswick Capital Management Company	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares) Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
18	Liubov Stepanovna Timoshenko	1951	Higher	Director, Department of State Policy in the Field of Financial and Investment Operation, Ministry of Informatization and Communication of Russia	Does not hold any shares of the Company	Russian Federation represented by Property Department (4.285% of the Company's voting shares) Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
19	Valery Nikolayevich Yashin	1941	Higher	General Manager, OJSC Svyazinvest	Holds 0.143% of the Company's shares	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available

CANDIDATES FOR THE AUDITING COMMITTEE OJSC "NORTH-WEST TELECOM"
AGM, June 30, 2006

№	Candidate's name	Year of birth	Present position	Nominated by	Candidate's written approval
1	Ruslan K. Aksaitov	1975	Vice Chief Accountant – Head of section, Accounting Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
2	Ekaterina S. Erofteeva	1975	Vice Head of Department – Head of section, Economic and Tariff Policy Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
3	Sergey N. Kosarev	1961	Vice Head of Telecommunication Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
4	Natalia S. Maliborskaya	1983	Head Specialist of regional administration in Leningrad region, Rosimutshestvo	Russian Federation in the person of Rosimutshestvo (Federal Agency of federal estate administration) (4,285% voting stocks)	Yes
5	Sergey V. Podosinov	1971	Head of section – Internal Audit Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
6	Igor G. Polovnev	1969	Investor Protection Association – Economist	"Gensor Enterprises Limited" (4,13% voting stocks)	Yes
7	Igor N. Repin	1966	Investor Protection Association – Vice Executive Director	"Gensor Enterprises Limited" (4,13% voting stocks)	Yes
8	Ivan V. Topolya	1981	Vice Head of section – Accounting Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
9	Natalia P. Utina	1961	Head of section –Economic Planning and Budgeting Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes
10	Tamara A. Chernikova	1959	Head of section – Finance Department OJSC "Svyazinvest"	OJSC "Svyazinvest" (50,76% voting stocks)	Yes

* None of the candidates is NWT shareholder

Basic Areas of the Company Using the Retained Profit in 2005

thousand roubles

No.	Indicator	2005
1	2	3
1	**Net profit for 2005 according to the Russian accounting standards**	1 844 135
2	**Basic areas of retained profit disposition:**	
2.1.	Covering losses of past years	
2.2.	Reserve formation in % of net profit	
2.3.	Formation of a special-purpose corporization fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	
2.4.	payment of dividend in % of net profit	396 718 21,5%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	1 447 417 78,5%

The structure of OJSC North West Telecom labor wages and salaries fund for 2004-2005


other
16,2% - 2005 year
16,1% - 2004 year
tariff wages and salaries
36,9% – 2005 year
45,7% - 2004 year
welfare
2,1% - 2005 year
2,3% - 2004 year
regional adjustments
14,5% - 2005 year
16,7% - 2004 year
bonuses, total
26% - 2005 year
16,9% - 2004 year
long service and length of service bonuses
0% - 2005 year
0,2% - 2004 year

In 2005 the average monthly wages of the employees on the payroll increased by 30,3%as compared to the previous year and amounted to 13 798 roubles against 10 590 roubles in 2004 (in the result of the measures taken to reorganize subsidiaries and optimize branch-to-branch personnel spendings), while the wages and salaries fund increased by 20,3% only.

Table 19

INFORMATION ON THE NUMBER AND WAGES OF THE OJSC NWT'S EMPLOYEES

Index	Unit of measurement			Changes rate %
Average number, total	persons	34 735	31 979	-7,9
including:				
Average personnel number	persons	**34 252**	**31 647**	**-7,6**
Average number of employees combining jobs	persons	113	87	-23,0
Average number of employees who worked under civil contracts	persons	370	245	-33,8
Wages fund, total	thousand roubles	4 408 031,8	5 304 712,7	20,3
including:				
Wages fund of those on the payroll	thousand roubles	**4 352 745,7**	**5 240 020,9**	**15,6**
Wages fund of employees combining jobs	thousand roubles	6 368,3	5 996,2	-5,9
Remuneration of employees who worked under civil contracts and those not on the payroll	thousand roubles	48 917,8	58 695,6	20,0
Average monthly wages of the employees on the payroll	**roubles**	**10 590**	**13 798**	**30,3**
Social payments, total	thousand roubles	185 170,0	470 480,2	154,1
Social payments for employees on the payroll	thousand roubles	**158 427,1**	**431 365,9**	**172,3**
Social payments for double jobbers	thousand roubles	11,4	41,5	264,0
Social payments for employees who work under civil contracts and those not on the payroll	thousand roubles	17 947,4	39 072,8	117,7
Average monthly income of the employees on the payroll	**roubles**	**10 975**	**14 934**	**36,0**

The figures for 2004 are presented in the format adjustable to 2005, with the account of the «Svyaz Respubliki Komi» and «LenSvyaz» subsidiaries ovedr 2004, affiliated with OJSC NWT as from 01.10.2004.

For reference: The Roster numbers of the OJSC NWT personnel, as of 01.01.2005 - 34 728 persons, and as of 01.01.2006 - 27 641 persons. The drop constitutes: 7,087 persons / 20,4%

12.2. Improving the Management Structure.

General Directorate

The organizational structure of the General Directorate of the OJSC NWT went through several updates during 2005 as the functions of various services and their distribution kept becoming clearer. The current structure of the General Directorate of the Company, working by the end of the reported year, was initially introduced on 01.06.05. By the end of 2005 a new structure of the General Directorate was developed to be introduced from 01.01.06

XII.WORK WITH THE PERSONNEL

12.1. Labor and Wages

OJSC NWT's labour and wages organization in 2005 was aimed at further improvement of the efficiency of employees' labour use with the minimum costs, by way of a step by step transition to a streamlined system of salaries, remunerations and productivity stimulation.

Remuneration of labour and provision of social privileges to employees of OJSC NWT in 2004 was regulated by the Collective Agreement approved by the Resolution of the Conference of Employees of 18th December 2003, that took effect on 1st January 2004, and by the local standard acts – the Provisions on Remuneration of Labour worked out by each branch and by the General Directorate on the basis of the Collective Agreement and the Agreement on Rates in the Industry. A standing committee worked on introducing amendments and additions to the Single Collective Agreement of OJSC NWT.

The acting system of salaries in the Company and its work to develop a streamlined *joint system of salaries*, wages, remunerations and personnel incentive (JSSWR&PI) are based on the following principles:

- the Company right to set the formats and systems of salaries and wages for its employes guranteed by the acting legislation of the RF;
- the basis of the existing labor remuneration and personnel incentive system is the dependence of wages of each employee on his/her skills, educational level, scope of work done, variety of functions performed, degree of responsibility, complexity and intensity, *quantity and quality of labor spent that* account for the end results of the job done in accordance with the acting legislation;
- maintaining the minimum wages provisioned and stipulated by the law;
- forming a highly professional and *strongly motivated team aiming* at *attaining* top level results, a team sharing progressive outlook and modern approaches to solving the tasks faced by the Company.

In the result of that work to proceed to a streamlined *joint system of salaries, wages, remunerations and* personnel incentive during 2005:

- a joint Collective Agreement for OJSC NWT was concluded for the years 2006-2008, approved by the Resolution *of the OJSC NWT Employees Conference of* 18.11.2005,
- drafted a standard Regulation on labor salaries and wages (SRLSW) for the Company branches, apporved by the OJSC NWT Board, Protocol No 35-05/373 of 11.10.2005,
- *developed new Regulations for salaries* and wages at the branches (RSWB), based on the SRLSW that came int force on 01.01.2006,
- the acting RSWB in the branches were streamlined with respect to the following positions: a joint limited set of extra payments and charges set into operation; the maximum percent of bonuses for the results of productive and managerial activities set; the list of single-time incentives that may be paid out to both separate employees and the whole structural units; the maximum level of welfare support *for the annual leave;* the list of possible types of single-time welfare support that may be provided to the employees,
- together with the Department of Accounting drafted a joint «Reference Book on the Wages and Payments Envisaged by the Collective Agreement and other Local Regulatory Acts at OJSC NWT, to be Reported in the Accounting, Taxation and Managerial Acounting», the «Regulation on the Order of Allotting Reserves for Future Expenditures, Their Actual Use and Documented Reporting in OJSC NWT";
- started joint Agreements on Non-State Pensions and Voluntary Healthcare Insurance.

The structure of general remuneration for the Company employees consists of:

- the basic part – tariff wages / position salary;
- extra charges that account for the specifics of various jobs and the special case payments;
- bonuses (paid out on a quarterly, monthly basis) according to the actual results of the production and operational activities;
- annual bonuses on the overall annual results;
- single time incentive payments;
- welfare support.

Setting the basic tariff wages / position salaries which form the basic part of the employees remineration followed the Amendments to the RSWB «Tariff Wage (Position Salary) Ranges for Remuneration of the Subsidiary Employees».

The following types of compensation payments and surcharges were used in the Company:

- those to compensate for extra labor expenditures due to *specific working regime* and special labor conditions;
- incentives to stimulate employees in mastering special konowledge and skills, improving their professional level, to compensate for the extra labor exerted in special labor conditions, such as:
    - to compensate for the labor conditions in the Far North and area equated to it in their environmental situation, in accordance wit the acting legislation as per cent extras and regional coefficents;
    - in order to compensate for the work done during regular days off or holidays;
    - in order to compensate for the ovrtime.

During 2005 the Company *employees received their bonuses* for:

- the results of their production and managerial activities;
- the overall annual results;
- *single-time, as per the respective* RSWB at the subsidiaries.

The amount of the bonus fund for results of work depends on the performance of the basic economic indices of the Budget. Bonuses to the key employees of OJSC NWT – employees directly influencing the *implementation of the long-term economic strategy* – were awarded on the basis of the work results for a quarter for the fulfilled indices of the Budget.

Bonuses to other employees were paid on a monthly basis for performance of the bonus indicators established for each structural unit.

Following the opverall business targets and in order to optimize the personnel expenditures all the activities undertaken to increase the average wages and salaries during 2005 were conducted within the saved wages and salaries fund resulting from rightsizing the personnel numbers, in full accordance with the activities on reorganizing and streamlining the organizational structure of the subsidiaries.

Within the scope of such reorganization the overal number of nodes was reduced by way of merging them, followed by a respective centralization of all the managerial functions: legal, financial and economic, accounting, personnel management, labor safety, information technologies, logistical and material support, preparedness activity, emergency situations and civil defence, - and also the adjustment of technologies aimed at generally improving the efficiency of operations. Sub-economic communication units were closed, while client service units had optimal working hours introduced followed by the respective reduction of personnel. The non-profiling activities, particularly those in the supporting services and auxiliary productin shops was put to outsourcing. In the result of such outsourcing the following activities were excluded from the core operations and passed over to different organizations: the publishing activities, medical services and healthcare, area and premises cleaning, communal utilities, telegram dispatching. Personnel reduction also stemmed from the increased digitizing and changes in the technologies of services provided. In the result of such dedicated work to optimize the efficiency of personnel costs and expenditures as well as the personnel numbers the overall number of managers of different levels and units kept falling at an accelerated rate.

To enhance the competitive capacity of OJSC NWT in the market of labor, and to engage and retain highly skilled specialists, in 2005 the branches took measures to increase the share of the rate (fixed salary) part in wages, with a simultaneous reduction of the list of extra pays and rises in wages.

As a result of the improvement of the labour remuneration system, changes took place in the structure of the wages fund as compared to the previous year, 2004. The share of the rate (fixed salary) part in the total wages fund grew by 6.8%, the share of other pays increased by 2.1%; the share of welfare benefits paid to employees decreased insignificantly (by 0. 2%); and the share of bonuses increased by 7,1% through all sources.

The structure of OJSC NWT labor wages and salaries fund for 2004-2005 is presented in the diagram below

XI. DATA ON PARTICIPATION OF THE COMPANY In OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (IN WHOSE AUTHORIZED CAPITAL THE SHARE OF THE COMPANY IS AT LEAST 10%)

Table 18

No.	Organization	Basic areas of business	Share in the Company's authorized capital in %	Contribution to the authorized capital		Basic indices of the performance		
				nominal	actual	Number of Subscribers / lines	Proceeds, thousand roubles	Net profit (thousand roubles)
1	LLC Parma Paging *	Personal radio paging services	100	100	100	0	0	0
2	LLC Novgorod Datacom	Data transmission services; telematic services; telematic services of voice data transmission	100	350	68007	17337	23121	879
3	OJSC Kolatelecom	Broadband cable TV services	50	75	75		38786	-5146
		Users: - cable TV				3807		
		- Internet				2102		
4	LLC Parma Inform	Telematic and data transmission services	50	100	100	628	69321	3707
5	CJSC Parma Telecom	Provision of local, long-distance and international telephone communication services	34,18	34,18	34,18	0	0	0
6	CJSC WestBaltTelecom	Local, long-distance and international telephone communication services, Data transmission services, Telematic services	28	11343	11343	35624	169121	41041
7.	CJSC Octagon Technologies	General construction works – Industry – electric and radio communications Inactive company	26,4	2218	2218	0	0	0

(**) Inactive company

Brief Description of the Operation of the Organizations Based on the Results of Work in 2005

LLC «Parma Paging» (100% in the authorized capital)

According to decision of the Court of Arbitration of the Republic of Komi of 21.12.2005 (Case No A29-11089/05-3B) the Company «Parma-Paging», Ltd. is recognized insolvent (bankrupt). The bankruptcy procedure is started with respect to the Company. Such bankruptcy proceedings are introduced for the period of one year.

LLC Novgorod Datacom (100% in the authorized capital)

LLC Novgorod Datacom ensures the provision of telematic services (e-mail, access to information resources, file transmission, voice information transmission) and, besides the "traditional" services (dial-up and dedicated Internet access), actively develops such new areas as: IP-telephony and acCompanyng services (the city Intranet network and telecasting via broadband channels). In 2005 the company was conducting active advertising and information policies, which resulted in the company securing in a position of a progressive provider of telecommunication services that keeps developing steadily. To implement the decision by its only shareholder the Company was reorganized by way of joining the «Novgorod Deytacom», Ltd. to the «Novgorod Datacom», Ltd. In 2005 the company earned proceeds to the amount of 23121 thousand roubles.

OJSC Kolatelecom (50% in the authorized capital)

In 2005, broadcasting and telecasting via the cable TV network became the basic area of OJSC Kolatelecom's activities, besides, the company continued to:

- lease out communication channels;
- data transmission services;
- telematic services;

The volume of proceeds is 38786 thousand roubles, which is 47 % higher than the same index in the previous year.

LLC Parma Inform (50% in the authorized capital)

LLC Parma Inform is a data transmission network and telematic services node operator working in the Republic of Komi. The basic clients are big business, small business and budgetary organizations. The company's key financial indices of the year 2005 show a sustainable growth. The proceeds are 69321 thousand roubles, which is 39 % higher than this index for the previous year, the net profit is 3707 thousand roubles, which is 42 % higher than that index for the previous year.

LLC Parma-Telecom (34.18% in the authorized capital)

On August 22, 2005 the extraordinary general meeting of the company sharegolders adopted a decision on liquidating the Company.

CJSC WestBalt Telecom (28% in the authorized capital)

CJSC WestBalt Telecom (WestBalt Telecom trademark) provides the complete range of public network communication (local, long-distance and international) services in Kaliningrad, as well as Internet services (ByteCity trademark) and data transmission services on the basis of the Frame Relay technology. The Company has a network of automated communication centers (Svyaznoy+ trademark). The bulk of the clientele are the population and small business. In 2005 the proceeds of the Company amounted to 169,121 thousand roubles and the net profit 41,041 thousand roubles.

181	OJSC NWT, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 37-05 of 23.12.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	provision of services	6,000,000.00 roubles
182	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	253,683,057.38 roubles
183	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	253,683,057.38 roubles

X. KEY RISK FACTORS

Analyzing the possibility of attaining the set goals, the Company sees the following key risks, to minimize or to manage which is difficult for the Company:

1. Changes in the licensing conditions for certain communication services, which may entail the need of resources re-distribution and the need of changing the Company's plans related to providing such services.
2. Changes in the conditions of interaction between operators providing voice communication services in connection with the liberalization of the telecommunications market.
3. Difficulty of accurately forecasting the rates for regulated services included in the Company development forecast.
4. Introduction of the time-based call billing system, which may result in a reduction of the growth rate of Company's income from local communications.
5. Unpredictable and unfair actions of competitors.
6. A reduction of Company's income because of the falling solvency of the population and the outflow of the demand for services to alternative segments of the market.
7. Achieving the level of rates for local communications, under which competition with cellular operators becomes difficult.

Local Communications

The key competitors **in the "Population" segment** are cellular communication operators: OJSC Mobile TeleSystems, OJSC Vympel Communications, OJSC Megafon..

Risk: At the moment, there is a trend towards replacement of fixed communications by cellular communications. Mobile operators pursue a policy of increasing the income from extra services (VAS) and aspire at attracting as many subscribers as possible through actively introducing new rate plans, discounts and bonuses reducing the actual per-minute cost of a local voice connection.

In case of introducing the time billing system, there is a risk that subscribers will abandon wire communication services and will switch over to cellular operators.

Competitors **in the** "Corporate **Clients" segment** are alternative communication operators providing, besides wire telephony, a package of accompanying services with a flexible system of discounts.

Risk: Reduction of OJSC NWT's share in the "Corporate Clients" segment.

Area Communications

The key competitors **in the "Population" segment** are cellular communication operators, as the cost of a minute of area connection does not differ from the cost of a minute of local connection, whereas OJSC NWT has separate rates for area communication, which depend on the distance to the place.

In the "Corporate Clients" segment, there is direct competition of alternative communication operators using package offers including pre-paid inraareal traffic with a discount.

Risk: Outflow of subscribers to alternative communication operators. As a result, volumes of intraareal traffic are reduced and the respective income becomes lesser.

Internet Access

There is an acute competition in the market – both in the "Population" and "Corporate Clients" segments.

OJSC NWT holds a significant share of the market by dial-up access, in spite of the presence of many "card" operators.

Alternative operators are the leaders in the market of broadband access in the "Population" segment at the moment. In 2006 OJSC NWT is introducing the service of broadband access for the population under the *Avant-Guard* trademark, which, as the Company expects, will allow it to gradially win the leading position in this segment of the market.

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*		
172	OJSC NWT, OJSC Kolatelecom	No. 35-05 of 16.12.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (OJSC Kolatelecom) *The equity interest of OJSC NWT in Kolatelecom OJSC is 50.00%.*	contract of lease	50,600.00 roubles
173	OJSC NWT, OJSC RTComm.RU	No. 35-05 of 16.12.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	22,881.36 roubles
174	OJSC NWT, Medexpress ICJSC	No. 35-05 of 16.12.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of goods insurance	33,750.00 roubles
175	OJSC NWT, Medexpress ICJSC	No. 35-05 of 16.12.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress	contract of goods insurance	300,000.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
176	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	supplementary agreement to the contract of non-governmental pension insurance	165,785,000.00 roubles
177	OJSC NWT, NPF Telecom-Soyuz	No. 37-05 of 23.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	3,131,750.30 roubles
178	OJSC NWT, OJSC Rostelecom	No. 37-05 of 23.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract in respect of maintenance/ engineering equipment	5,084,765.72 roubles
179	OJSC NWT, OJSC ACB Svyaz-Bank	No. 37-05 of 23.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	bank deposit	20,000,000 Euros
180	OJSC NWT, OJSC ACB Svyaz-Bank	No. 37-05 of 23.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	additional agreement to the contract of bank account	-

163	OJSC NWT, OJSC Telecominvest	No. 32-05 of 28.11.05	V.A. Akulich – Member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT and member of the Board of Directors of OJSC Telecominvest V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and member of the Board of Directors of OJSC Telecominvest	additional agreement to the contract of lease	138,875.44 roubles
164	OJSC NWT, OJSC Rostelecom	No. 32-05 of 28.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of lease	76,906.78 roubles
165	OJSC NWT, OJSC Svyazintek	No. 33-05 of 09.12.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	master system development	$ 9 621 000,00
166	OJSC NWT, OJSC National Payphone Network	No. 33-05 of 09.12.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of OJSC National Payphone Network	additional agreement to the contract of after-sale servicing	-
167	OJSC NWT, OJSC ACB Svyaz-Bank	No. 35-05 of 16.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	contract of guarantee	-

168	OJSC NWT, OJSC ACB Svyaz-Bank	No. 35-05 of 16.12.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	bank deposit	10,000,000 Euros
169	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of technical supervision	44,250.00 roubles
170	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of cable line materials purchase	7,500.00 roubles
171	OJSC NWT, OJSC Rostelecom	No. 35-05 of 16.12.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	contract of equipment connection services	91,336.00 roubles

153	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	600.00 roubles
154	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	38,180.00 roubles
155	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of medical insurance	3,433,740.73 roubles
156	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of mandatory vehicle	1,320,056.30 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance (OSAGO)	
157	OJSC NWT, Medexpress ICJSC	No. 31-05 of 10.11.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of medical insurance	94,156,289.00 roubles
158	OJSC NWT, CRTDP NPP	No. 31-05 of 10.11.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	organization of seminars	593,220.00 roubles
159	OJSC NWT, NPF Telecom-Soyuz	No. 31-05 of 10.11.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	434,413.00 roubles
160	OJSC NWT, NPF Telecom-Soyuz	No. 31-05 of 10.11.05	V.N. Yashin - member of the Board of Directors of OJSC North-West Telecom and Chairman of the Board of Directors of NPF Telecom-Soyuz	Supplementary agreement to the contract of non-governmental pension insurance	4,407,262.00 roubles
161	OJSC NWT, NTC Komset CJSC	No. 31-05 of 10.11.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party OJSC Rostelecom, holds all in all over 20 per cent of the voting shares of second party in the transaction (NTC Komset CJSC).	channels testing	65,000.00 roubles
162	OJSC NWT, CRTDP NPP	No. 31-05 of 10.11.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	training and provision of services	$ 298 151,33

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
4th quarter of the year 2005					
145	OJSC NWT, OJSC ACB Svyaz-Bank	No. 27-05 of 25.10.05	A.N. Kiselyov and K.V. Belyayev - members of the Board of Directors of OJSC NWT and members of the Board of Directors of OJSC ACB Svyaz-Bank V.A. Khusnutdinova - member of the Management Board of OJSC NWT and member of the Board of Directors of OJSC ACB Svyaz-Bank	agreement of loan	150,000,000.00 roubles
146	OJSC NWT, Medexpress ICJSC	No. 27-05 of 25.10.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of the employees insurance	30,220.00 roubles
147	OJSC NWT, RSU-Telecom LLC	No. 27-05 of 25.10.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of step ladders manufacture	878,759.00 roubles
148	OJSC NWT, RSU-Telecom LLC	No. 27-05 of 25.10.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of manufacture of step ladders and accessories for static testing	1,423,455.00 roubles

149	OJSC NWT, CRTDP NPP	No. 28-05 of 31.10.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	Additional agreement to the agency contract	$ 401 553,29
150	OJSC NWT, LLC "RPC Svyazist"	No. 29-05 of 01.11.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of services provision	9,600,000.00 roubles
151	OJSC NWT, OJSC Rostelecom	No. 30-05 of 02.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of traffic passage services	-
152	OJSC NWT, OJSC Rostelecom	No. 30-05 of 02.11.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Supplementary Agreement to the Contract on Internetwork Interaction	-

			The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).		
137	OJSC NWT, OJSC GiproSvyaz	No. 24-05 of 08.09.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	working project development	1,485,422.00 roubles
138	OJSC NWT, OJSC GiproSvyaz	No. 24-05 of 08.09.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Giprosvyaz).	Additional agreement to the contract of telephone exchange renovation	703,054.00 roubles
139	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of the legal entities' property	204,367.00 roubles
140	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	29,769.60 roubles
141	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	465,026.74 roubles
142	OJSC NWT, Medexpress ICJSC	No. 24-05 of 08.09.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	insurance of the legal entity's property	15,684.00 roubles
143	OJSC NWT, OJSC Rostelecom	No. 24-05 of 08.09.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	lease of non-residential premises	15,338.84 roubles
144	OJSC NWT, LLC "RPC Svyazist"	No. 24-05 of 08.09.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist	supplementary agreement to the Contract of asset management	-

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*		
131	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	lease of channels	16,274.58 roubles
132	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of lease	1,515,360.00 roubles
133	OJSC NWT, Medexpress ICJSC	No. 21-05 of 18.08.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of employees insurance	1,324,443.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
134	OJSC NWT, RSU-Telecom LLC	No. 22-05 of 25.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	after-sale servicing of the computer-aided accounting system	5,367,663.00 roubles
135	OJSC NWT, OJSC Rostelecom	No. 23-05 of 30.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	real estate sale and purchase	10,177,966.10 roubles
136	OJSC NWT, OJSC Rostelecom	No. 24-05 of 08.09.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom	service of equipment connection	98,830.00 roubles

of affiliation all the rights and responsibilities of the «Registrator-Svyaz» CJSC with respect to the "NWT" OJSC and its shareholders were transferred, by way of the universal succession to the OJSC «ORK».

From December 13 2005 the duties of the Registrar are performed by
United Registration Company - Open Joint-Stock Company
Legal address: 70, ul.Pyatnitskaya, Moscow, 113095
Mailing address: POB 162, Moscow, 107078
Web-site: www.ork-reestr.ru

License:
No. of license: 10-000-1-00314
Date of issue: 30.03.2004
Validity period: without limitation of the validity period
Authority issuing the license: Federal Commission for the Securities Market of RF

15.10. Data on the Company Branches

ARKHANGELSK OBLAST, a branch of the open joint-stock company North West Telecom
45, Troitsky prospekt, Arkhangelsk, Russia, 163000
Tel: (8182) 20-50-20 Fax: (8182) 65-40-96, e-mail: info@artelecom.ru
MURMANSK branch of the open joint-stock company North West Telecom
82-a, ul. Lenina, Murmansk, Russia, 183038
Tel: (8152) 48-51-00, Fax: (8152) 45-00-45, e-mail: mels@mels.ru
NOVGOROD branch of the open joint-stock company North West Telecom
2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001
Tel: (8162) 78-25-10, Fax: (8162) 73-19-15, e-mail: general@nt.novgorod.net
ST.PETERSBURG branch of the open joint-stock company North West Telecom
24, ul. B. Morskaya, St. Petersburg, Russia, 191186
Tel: fax:: (812) 710-68-34, e-mail: office@ptn.ru
KOMI Branch of the Open Joint-Stock Company North West Telecom
60, ul. Lenina, Syktyvkar, Russia, 167981
Tel: (8212) 29-98-05, Fax: (8212) 21-60-50, e-mail: komisvyaz@parma.ru
VOLOGDA branch of the open joint-stock company North West Telecom
4, Sovetsky pr., Vologda, Russia, 160035
Tel: (8172) 72-40-58, Fax: (8172) 72-61-23, e-mail: 32eu@svz.vologda.ru
KALInInGRAD branch of the open joint-stock company North West Telecom
24, ul. Bolnichnaya, Kaliningrad, 236006, Russia
Tel: (4012) 21-42-14, Fax: (4012) 45-15-52, e-mail: secretar@b24.baltnet.ru
KARELIA branch of the open joint-stock company North West Telecom
5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000
Tel: (8142) 76-51-11, Fax: (8142) 76-61-44, e-mail: ao@com.onego.ru
PSKOV branch of the open joint-stock company North West Telecom
5, Oktyabrsky pr., Pskov, Russia, 180000
Tel: (8112) 16-54-81, Fax: (8112) 16-97-35, e-mail: duep@ellink.ru

Information on contact telephone Nos., fax No., e-mail address and Internet address of the Company

tel: fax (812) 710 -62-77
E-mail: office@nwtelecom.ru <mailto:office@nwtelecom.ru>
Internet address: www.nwtelecom.ru

We see the largest potential for maintaining the income growth rate in the future in providing clients with the so-called "new" services that are much more profitable than the traditional telephony, the rates for which are regulated by the state. The proportion of the new services in the Company's proceeds is constantly growing, in 2005 it amounted to 5% and in 2006 it is expected to grow significantly, to a level of 8.1%. Implementation of OJSC NWT's ambitious plans of developing the market of broadband access in the Northwestern Federal District will facilitate this. In 2006 OJSC NWT plans to connect over 73,000 ADSL subscribers, including about 50,000 in St. Petersburg, the region with the best solvency in the District. By the end of the year the Company is planning to occupy more than 10 % of the market of broadband access in the Northwestern Federal District.

Investment projects were funded in 2005 both from own (42%) and borrowed funds (58%). OJSC NWT gas proven the reputation of a company pursuing a reasonable borrowing policy, having significantly diversified the debt structure as compared to 2004.

The Company is doing much to cut down the cost of attracting borrowed funds and to extend the period of borrowing. The proportion of long-term borrowings in OJSC NWT's debt structure is more than 90% today.

When the 3rd bonded loan (3 billion roubles) was floated in March 2005, OJSC NWT succeeded in attracting funds on very profitable terms (9.25% is one of the lowest bond income rates among Russia's interregional companies in the telecommunications industry) due to the keen demand of investors who have appreciated Company's high credit quality.

OJSC NWT was the first Russian interregional telecommunications company who entered the market of international borrowed capital and attracted a syndicated credit to the amount of 50 million euros in 2005. This makes it possible to further expand the circle of long-term funding instruments in order to resolve the task of optimizing the Company's capital structure.

In spite of the growth of the debt load in 2005, the solvency of OJSC NWT is remaining at a high level. Financial stability ratios for 2006 are forecasted at a level exceeding the average level in the industry, while the strategic goal is to achieve a working capital ratio of 1.0.

The Company has shown a significant growth of market capitalization for a second year on end. Company's capitalization almost doubled in 2005. The market value of the common stock grew by 76% and that of the preferred stock by 104%. The trading volume more than doubled. It is notable for the Company's shares market that on the last trading day of 2005 OJSC NWT's market capitalization exceeded the psychological level of $ 1 billion for the first time. Thus, OJSC NWT has entered the category of mid-cap companies (having average capitalization), which significantly expands the circle of potential investors.

Much was done in 2005 to increase shares liquidity and to develop the secondary market of OJSC NWT's shares. Early in the year preferred shares were introduced for trading at the Stock Exchange of the Moscow Interbank Currency Exchange (MMVB) on a par with common shares, in the second level A quoting list, which facilitated an almost 2-times increase of the trading volume.

Another very important event of the year 2005 has been the permission to introduce 1st level ADRs for OJSC NWT's common shares for trading at the Frankfurt and Berlin stock exchanges in the Freiverkehr segment. Before, transactions with NWT's common stock ADRs were effected only in the US off-exchange market. As a result of that transaction, foreign investors have received an opportunity to effect transactions at the second most important stock exchange in Europe. This is especially important, as many investors of the Company are concentrated in Europe (about 30% of the authorized capital). As of the end of 2005, the number of common shares convertible into 1st level ADR reached 942,619, or 5.3 % of the total number of common shares in the authorized capital of OJSC NWT.

The efforts of the Company aimed at improving the financial and economic performance and enhancing transparency have facilitated both the progressive growth of the shares value and the increased scores given to Company's activities by the leading rating agencies.

Thus, the Standard & Poor's rating agency has increased OJSC NWT's long-term credit score by two grades at once, from B- to B+, with the Stable forecast. At the same time, the agency has increased Company's long-term credit score according to the Russian scale from ruBBB+ to ruA+.

In September 2005 the Fitch Ratings agency gave OJSC NWT a priority unsecured foreign currency rating at the B+ level, with the Stable forecast, and a short-term foreign currency rating B. Analysts from Fitch Ratings have noted that the figures of Company's debt are the lowest among traditional communication operators.

In 2005 the corporate governance score of OJSC NWT, given by Standard & Poor's, was increased to 5.4 according to the Russian scale, which is the highest rating among all interregional companies and reflects the highest corporate governance level of the Company. Experts of the agency have noted that such positive qualities of OJSC NWT's corporate governance as the availability of an institute of independent directors playing a significant part in decision-making and a high degree of Company's information openness.

In 2005 the information transparency index given to OJSC NWT by Standard & Poor's was increased to 71%. Experts have named OJSC NWT the best company by the transparency index among Russia's companies who are not obliged to meet the requirements of the US Securities and Exchange Commission (SEC).

The high scores of the Company are an instrument of improving Company's efficiency in the stock market, which facilitates the progressive growth of Company's investment attractiveness and capitalization and expands OJSC NWT's opportunities in attracting external funding through floating securities and attracting bank credits. This is also a kind of a financial PR tool enhancing the reputation of the Company, facilitating the establishment of relations with clients and business partners and expanding the circle of investors and lenders.

In 2006 we will concentrate our efforts on further improvement of Company's economic operation efficiency. The priority areas of our work will be expanding the range of provided information and telecommunications services, increasing the client-orientation and profitability of the business and retaining the necessary level of liquidity and financial stability of the Company.

Emphasis will be placed on highly profitable segments of the business: corporate clients and development of the new services, investment in which will be increased more than 2.5 times in 2006. The bulk of the funds from the investment programme will be allocated for the development of multiservice network architecture, ADSL projects and turn-key projects for corporate clients.

Much will be done to develop the foreign market of NWT's securities, including the improvement of ADRs liquidity at the stock exchanges of Germany by involving a market maker and launching the 1st level ADR programme for preferred shares with their subsequent introduction for trading.

Dear shareholders, we hope that you will support us and are confident that all efforts of the management of the Open Joint-Stock Company North-West Telecom, aimed at building up the Company value and gaining the maximum possible profit in the interests of the shareholders will be a success.

Vladimir Akulich,
General Manager
OJSC NWT

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

PRELIMINARILY APPROVED	APPROVED
by the Board of Directors	by the annual general meeting of the shareholders
of OJSC NWT	of OJSC NWT
Minutes of the Meeting of 19.05.2006	Minutes of the Meeting of ______2006 No. ____
No. 19-01/14(06)	
Chairperson	Chairperson
of the Board of Directors	of the general meeting of the shareholders
________________	________________
V.N.Yashin	

ANNUAL REPORT
of the OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
FOR THE YEAR 2005

General Manager V.A. Akulich

Chief Accountant

Located at: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 0.191186

Date of state registration and registration No. of the Company.

Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381.

Certificate of state registration No.2717

ADDRESS OF THE GENERAL MANAGER

Dear Shareholders,

You are holding the annual report of the Open Joint-Stock Company North-West Telecom, in which you will find complete information on the key accomplishments of the Company in 2005.

The year 2005 that has expired has been quite successful for OJSC NWT and its shareholders. The Company has fulfilled the tasks set by the Board of Directors, carried out a large-scale structural reorganization and improved its financial performance, which facilitated a significant growth of its capitalization (by 81%), while the index of AK&M-Svyaz grew only by 25% in 2005.

In 2005 we faced the tasks of improving our operations efficiency and restructuring the principles of dealing with clients. To resolve these large-scale tasks, we developed a plan of Company restructuring during the year, and, starting from November 2005, OJSC NWT adopted a new, unified organizational structure of its branches, having reduced the number of management tiers and having brought its branches to comparable conditions. The functional principle of management has been introduced by OJSC NWT.

As a result, the Company has replaced technocratic principles of doing business by commercial principles, and the personnel number has been all in all reduced by 18%.

The year 2005 has become the first year from the start of the united Company's activities, when the income growth rate exceeded the operating expenses growth rate. This has become possible as a result of implementing the cost reduction programme that was adopted early in the year: the total amount of expenses reduction in the framework of the programme was 367,000,000 roubles in 2005.

In 2005 the Company showed good financial and economic results, having exceeded the figures planned both in the original business plan for 2005 and in the plan adjusted taking into account the costs reduction programme. The Company achieved an essential increase in such an important parameter as EBITDA to 5,454 million roubles, which is 49.2% higher than in 2004 and improved the EBITDA and net profit figures as compared to the plan, having achieved 26.8% and 9.0% respectively.

The total proceeds of the Company for the year 2005 increased by 32.7% as compared to the previous year and amounted to 20,383 million roubles, and the growth of proceeds in comparable indices (taking into account the operation results of the affiliated OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi) has been 14.6%.

OJSC NWT's net profit for 2005 grew in comparable indices by 26.6% and amounted to 1,844 million roubles. In 2005 the Company did much to recover accounts receivable. The total accounts receivable of the year was reduced by 16.8% to 2,235 million roubles, while accounts receivable for communication services was reduced by 26.5% to 1,691 million roubles.

The investment plan of OJSC North-West Telecom for 2005 was fulfilled 102% and the number capacity commissioning plan was exceeded by 6%. 391.9 thousand numbers were put into operation in 2005, including 125.1 thousand new ones. Thus, the installed capacity of OJSC NWT as of the end of 2005 was 4,807.5 thousand numbers. The network digitalization level reached 54%. The queue for telephone installation was reduced in 2005 from 203.1 thousand to 109.3 thousand applications (taking into account newly received requests).

In 2005 the Company completed the construction of the multiservice network throughout its servicing territory. The powerful multiservice network makes it possible to provide a wide range of high-tech integrated services – multimedia, IT TV, video on demand, broadband data transfer, high-speed Internet access – and creates prerequisites for income diversification.

The year 2005 may be called a turning point in the development of OJSC NWT's relations with clients. It is in 2005 that we have restructured the entire system of relationships with clients, having become a client-oriented company.

	Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication		GOUVPO SPUGT University		
122	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of paid services	109,440.20 roubles
123	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	networks major repairs	6,460.00 roubles
124	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	testing and adjustment of ventilation systems	99,981.00 roubles
125	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	testing and adjustment of ventilation systems	99,785.00 roubles

126	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of ventilation systems	39,981.00 roubles
127	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of lighting circuit	60,011.00 roubles
128	OJSC NWT, RSU-Telecom LLC	No. 21-05 of 18.08.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of ventilation systems	99,009.00 roubles
129	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of services	33,689.00 roubles
130	OJSC NWT, OJSC Rostelecom	No. 21-05 of 18.08.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	services of equipment connection	53,162.00 roubles

			K.V. Belyayev - member of the Board of Directors of OJSC North-West Telecom and member of the Management Board of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*		
107	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform) *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	21,708.00 roubles
108	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	7,752.00 roubles
109	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	4,192.08 roubles
110	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	5,189.16 roubles
111	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	3,648.00 roubles
112	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of non-residential premises	10,422.61 roubles
113	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	lease of premises	10,559.40 roubles

114	OJSC NWT, LLC Parma-Inform	No. 19-05 of 22.07.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Parma-Inform). *The equity interest of OJSC NWT in Parma-Inform LLC is 50.0%.*	Additional agreement to the contract of lease of premises	10,645.44 roubles
115	OJSC NWT, OJSC RTComm.RU	No. 19-05 of 22.07.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	lease of non-residential premises	20,295.00 roubles
116	OJSC NWT, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 19-05 of 22.07.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	participation in the conference	13,000.00 roubles
117	OJSC NWT, OJSC Svyazintek	No. 20-05 of 15.08.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	billing transformation programme management service	2,703,389.83 roubles
118	OJSC NWT, CRTDP NPP	No. 20-05 of 15.08.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	Additional agreement to the contract of funds set-off	577,141.63 roubles
119	OJSC NWT, CRTDP NPP	No. 20-05 of 15.08.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	services of programme management	646,119.00 roubles
120	OJSC NWT, OJSC Svyazintek	No. 21-05 of 18.08.05	The shareholder of OJSC NWT (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party in the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	contract of stock sale and purchase	12,574,540.00 roubles
121	OJSC NWT, the State Educational Institution of Higher Professional	No. 21-05 of 18.08.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich	participation in the workshop	166,150.00 roubles

99	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 134,88
100	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of vehicle insurance	$ 4 224,00
101	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	4,061.25 roubles
102	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress	contract of mandatory vehicle insurance (OSAGO)	36,659.50 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
103	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	911,995.85 roubles
104	OJSC NWT, RSU-Telecom LLC	No. 19-05 of 22.07.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	supplementary agreement to the Contract of asset management	-
105	OJSC NWT, OJSC Telecominvest	No. 19-05 of 22.07.05	V.A. Akulich – Member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT and member of the Board of Directors of OJSC Telecominvest V.N. Yashin - Member of the Board of Directors of OJSC NWT and member of the Board of Directors of OJSC Telecominvest	motor vehicles accomodation services	23,610.48 roubles
106	OJSC NWT, OJSC Rostelecom	No. 19-05 of 22.07.05	V.N. Yashin, A.N. Kiselyov and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	lease of non-residential premises	20,988.00 roubles

91	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	supply of computer-aided accounting system	1,810,450.00 roubles
92	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of hot and cold water supply systems	203,289.00 roubles
93	OJSC NWT, RSU-Telecom LLC	No. 16-05 of 24.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of heating facilities	1,576,185.00 roubles
94	OJSC NWT, OJSC Rostelecom	No. 16-05 of 24.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	technical supervision	$ 500,00
3rd quarter of the year 2005					
95	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance of employees	93,887,357.00 roubles
			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
96	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	$ 35 824,00
97	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin – a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of hull insurance (KASKO)	194,400.00 roubles
98	OJSC NWT, Medexpress ICJSC	No. 19-05 of 22.07.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of hull insurance (KASKO)	$ 36 615,70

XIV. DATA ON THE COMPANY OBSERVING THE CORPORATE GOVERNANCE CODE

14.1. Data on the Company's Corporate Governance Code

The Corporate Management of the Company is conducted in accordance with the Company Charter and its other internal documents that are brought into agreement with the Code of Corporate Behavior, recommended by the Federal Committee of the Central Bank, recommendations by the International Financial Corporation and the conclusions contained in the Analytical Report of the Standard & Poor's International Rating Agency.

The Corporate Governance Code of OJSC NWT was approved by the decision of the Board of Directors of OJSC NWT in 2004, and during 2005 amendments were introduced into it. The Corporate Governance Code specifies the level of corporate management, which the Company strives to attain. That level was practically reached by the end of the reported period.

Below comes the review of the corporate management in the Company in the limelight of the meeting the provisions of the Corporate Governance Code of OJSC NWT.

Meeting the provisions of the Corporate Governance Code of OJSC NWT

Table 23

№	Provision of Corporate Governance Code of OJSC NWT	Level of execution
1	2	3
Part I. Adherence to the Corporate Governance Principles		
1. Definition and Principles		
The Company's corporate governance is based on the following principles:		
1	Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.	Executed (The Code was unanimously approved by the Board of Directors, in other words its provisions are shared by all the Board Members)
2	Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.	Executed (no violations of the shareholders rights identifed during the reported period, Charter, clauses 7.1, 8.1.)
3	Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.	Executed (disclosed in accordance with clauses 2.3 and 2.4. Information policy provisions of the Company may be found on the Company site WWW.nwtelecom.ru.)
4	Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.	Executed (no violations of the interested persons' rights identidfied during the reported period)
5	Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate governance and business activities.	Executed
6	The Company, its officials and all employees shall be guided in their activities by the requirements of the active law and by the ethic principles adopted in the business community.	Executed (The Code of Corporate Management approved by the Board of Directors on behalf of the Company, hence its provisions are binding for all the Company executives and employees)
2. Company's Bylaws		
1	The structures, processes and practice of corporate governance shall be governed by the Articles of Association and the bylaws of the Company, including: Provisions on the General Meeting of the Shareholders, Provisions on the Board of Directors; Provisions on the Auditing Committee, Provisions on the Managing Board; Provisions on Dividends on Shares, Provisions on Committees of the Board of Directors, Provisions on the procedure of large transactions, related party transactions, and transactions requiring approval by the Board of Directors according to the Articles of Association of the Company, Provisions on the procedure of issue of documents to shareholders.	Executed (all the listed documents have been approved and are binding in the Company)
2	The bylaws of the Company listed in clause 7 have been prepared in compliance with the provisions of the active law and taking into account the basic provisions of the Code of the Federal Commission for the Securities Market and the corporate governance principles recognized in the international practice. All the above listed bylaws can be freely accessed on the Company's Internet site. www.nwtelecom. ru	Executed (The Code on Information Policies, Clause 1.10.)
3. General Structure of Corporate Governance and Control		
1	The general structure of Company's corporate governance and control includes: ***General Meeting of Shareholders*** – the supreme controlling body of the Company ensuring participation of shareholders in management of the Company and in its profit distribution. ***Board of Directors*** – the Company's controlling body responsible for development of the Company's strategy and providing supervision and control over the executive bodies' activities. The Company's Board of Directors shall form Committees implementing the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc. ***General Manager and Managing Board*** – the Company's executive bodies responsible for management of the Company's routine operation and implementation of the strategy formulated by the Board of Directors. ***Auditing Committee*** - the Company's inspecting body monitoring the Company's business and reporting directly to the General Meeting of Shareholders. ***Corporate secretary*** - the Company's executive ensuring compliance by the controlling bodies with the requirements of internal provisions and external regulation, promoting efficient information exchange between the controlling bodies and executive bodies, and performing consultant functions for members of the Board of Directors and the top management. The Company's Articles of Association provide for the position of the Corporate Secretary.	Executed partially: Organizing the operations of the Corporate Secretary is scheduled for 2006.

From December 1996 till May 2000 she worked for OJSC Telecominvest. Climbed the ladder from a financial analyst to the investment department manager.
From December 2000 till December 2003 – CJSC Kommerzbank (Eurasia) – Project Manager.
Since January 2004 till June 2005 she had been the Deputy General Manager – Economics and Finance Manager of OJSC North West Telecom.
From June 2005 up to the present time she is the Deputy General Manager, Director in Charge of Economics and Finance of OJSC NWT.
Family status: married.
Holds no shares of the Company.
No deals on purchasing or alienating the Company ***shares executed over the reported period.***

Grigory Borisovich Chernyak – Deputy General Manager, Property Management Director, OJSC North West Telecom – Member of the Board OJSC NWT

Grigory Borisovich Chernyak was born on 20.10.1949 in the city of Gomel, Byelorussian SSR.
In 1971, he graduated from the Byelorussian Institute of Railway Transport Engineers, the Faculty of Industrial and Civil Engineering, majoring as civil engineer.
In 2004 he graduated from the Prof. M.A.Bonch-Bruyevich Saint-Petersburg University of Telecommunications majoring in «Economics and Management of a Telecomms Enterprise».
In 1974, he started his work as the civil engineer of Petrogradsky Telephone Center of the Leningrad Telephone Network (LGTS).
After several stages of his career, in the 1990's he became the Deputy Manager of the Leningrad City Telephone Network.
From 1994 till June 2005 he was the General Issues Manager of OJSC Petersburg Telephone Network (PTN).
From June 2005 up to the present time he holds the position of the Deputy General Manager, Property Management Director, OJSC NWT.
Family status: Married, with two sons.
Holds shares of the Company: 306,190 common shares and
69,400 preferred shares.
Share of participation in the authorized capital: 0,0332%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Vladimir Ivanovich Shumeiko – First Deputy General Manager, OJSC North West Telecom – Member of the Board OJSC NWT

Vladimir Ivanovich Shumeyko was born on January 21, 1956 in Petrozavodsk.
He graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.
In 2000 he completed the course of studies at the Moscow A.S.Griboyedov Institute of International Law and Economics, majoring in Jurisprudence.
In 1999, he was appointed the First Deputy General Manager of OJSC Electrosvyaz of the Republic of Karelia.
In 2002-2003, he was the First Deputy Regional Manager of the branch Electrosvyaz of the Republic of Karelia of OJSC North West Telecom.
From 08 December 2003 up to the present time, he has been the First Deputy General Manager of OJSC North West Telecom.
Family status: married, with a son.
Holds shares of the Company: 1,219 common shares.
Share of participation in the authorized capital: 0,0001%.
No deals on purchasing or alienating the Company shares executed over the reported period.
Remuneration to Members of the Management Board
In compliance with article six of the Provisions of the Management Board, approved by the Joint General Meeting of the Shareholders of OJSC NWT dated 30th June 2004, Members of the Management Board are

reimbursed for expenses related to their discharge of the duties of the Members of the Management Board of Directors, and a quarterly remuneration is paid.
The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.
In 2005, the total amount of remuneration to Members of the Management Board was 6956513 roubles, or 48,309 roubles per month, for each Member.

13.4. Auditing Committee

Table 22

No	Full name of the candidate	Position
1	**Ruslan Kyarimovich Aksyaitov**	
2	Natalya Viktorovna Yermolayeva	**Head of the Statistical Reports Division of the Economic and Rate policy Department, OJSC Svyazinvest**
3	**Yelena Viktorovna Zabuzova**	**Director of the Department for economic planning and budgeting, OJSC Svyazinvest**
4	**Alexandr Vladimirovich Kachurin**	**Head of the Treasury, Finance Department, OJSC Svyazinvest**
5	**Konstantin Yuryevich Kravchenko**	**Director of the Department of Telecommunications of OJSC Svyazinvest**
6	**Yekaterina Alexandrovna Pavlova**	
7	**Nataliya Petrovna Utina**	**Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting, OJSC Svyazinvest**

Chairperson of the Auditing Committee – Yelena Viktorovna Zabuzova.
Upon initiative of the Auditing Committee of OJSC NWT the check of the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2005 was carried out.
No checks were carried out upon initiative of the Board of Directors and the shareholders.

Remuneration of the members of the Auditing Committee.

According to the Provisions on Auditing Committee of OJSC NWT approved by the General Meeting of the Shareholders (Minutes No.02-04 of 05.07.2004), clause 7.4, each member of the Auditing Committee shall receive a quarterly remuneration to the amount of 150,000 roubles in the period of discharging their duties. The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.
In 2005, the members of the Auditing Committee were paid 4,380,000 roubles.

1	2	3
		Company.
5	To realize their right of participation at the General meetings of the shareholders, the shareholders in the Company organize checkpoints at residing places of the Company branches where the shareholders can receive the information on the order of participation in such General meetings of the shareholders and get acquainted with the data needed for their well-founded decisions on the items on the agenda of the General meetings of the shareholders.	Executed in practice
6	b. Holding a General Meeting of the Shareholders. The Company shall take all required measures to ensure the participation of shareholders in a general meeting and active voting on issues of the agenda.	Executed (Charter clause 12.12., 12.13.)
7	The venue of holding the general meeting shall be chosen to take into account its accessibility for the majority of shareholders. The registration procedure shall be convenient for participants and shall ensure a quick and unhindered access to the venue where the meeting is to be held.	Executed (general meetings of shareholders are conducted in Saint-Petersburg, as most of the shareholders dwell here, participants are registered at the place of conducting the meeting)
8	The Company shall ensure the presence of the members of the Board of Directors, executive bodies, Auditing Committee and a representative of the external auditor at the general meeting of the shareholders so that they could answer shareholders' questions. Each shareholder shall be entitled to speak on the issues of the agenda, to put forward respective motions and to ask questions. The chairperson of the general meeting shall ensure a quick and efficient work of the meeting.	Executed (in practice the nominees to elected positions are always present at the meeting, temporary regulations on the speeches are indicated in clause 8.8. of the Provisions on the general meeting of Shareholders of OJSC NWT, Charter clause 7.2.1.,clause 8.3., Provisions on the general meeting of Shareholders Provisions on the general meeting of Shareholders, clause 7.3.)
9	Voting shall be held using voting ballots. The procedure of counting the votes at a general meeting shall be transparent for shareholders and shall preclude any possible manipulation of the voting results. A representative of an independent registrar acting as the returning board shall ensure the observance of the proper procedure of holding the general meeting.	Executed (Charter clause 11.4., Provisions on the general meeting of Shareholders, clause 7.6., 9.1.)
10	c. Results. The results of voting shall be brought to the notice of shareholders according to the procedure and within the time stipulated by the appropriate acts of legislation and shall be published on the Company's Internet site www.nwtelecom.ru and in mass media.	Executed (Provisions on the general meeting of Shareholders, clause 8.12., Articles on Information Policies, clause 2.7.)
2. Protection of the Rights of Minority Shareholders		
61	The Company shall do its best to organize such a system of taking strategic and other decisions important for the Company that would take into account the interests of minority shareholders as much as possible. Among other things, a number of bylaws have been prepared by the Company for that purpose, such as the Provisions on Making Documents Available to Shareholders, the Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors. The Company	Executed (the system of registering and ruling on the corporate disputes is implemented via the Committee on Corporate Management)

1	2	3
	applies a system of registering shareholders' applications and efficiently regulating corporate disputes.	
62	a. Representation in the Board of Directors. Minority shareholders shall have representatives of their interests in the Board of Directors, which shall be ensured by the procedure of cumulative voting.	Executed (Charter clause 12.2.4).)
63	b. Independent Registrar. The register of Company's shareholders shall be kept by an independent registrar. The choice and appointment of an independent registrar having all required technical facilities and an impeccable reputation will make it possible for the Company to ensure a reliable and efficient registration of the title to shares and other securities of the Company. Jointly with the independent registrar, the Company shall ensure reliable and efficient methods of accounting and re-registration of the title to shares.	Executed (Charter clauses 11.2., 11.3.)
3. Related-Party Transactions and Big Transactions		
61	The Company shall disclose on the Internet site www.nwtelecom.ru and publish in mass media and in the annual report information on its affiliated parties and shall disclose detailed information on related-party transactions and big transactions.	Executed (Articles on Information Policies, clauses 2.3., 2.4.5., 2.6., 6.1. etc.)
62	Company's procedures in respect of big transactions and related-party transactions are set forth in the Provisions on OJSC NWT's Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors.	Executed
4. Dividend Policy		
61	The Company's dividend policy is based on the Provisions on Dividend on OJSC NWT's Shares, approved by the Board of Directors, and on decisions of general meeting of the shareholders on dividend payment published in compliance with the law, among other editions, on the Company's Internet site www. nwtelecom.ru.	Executed (Articles on Information Policies, clauses 2.3., 6.2.)
62	The procedure of determining the amount of dividend on preferred shares shall not infringe upon rights of other shareholders.	Executed (Charter clause 8.2. : the share of profit for paying out the dividends on the preferred shares is fixed)
63	The Company's dividend policy: establishing a transparent, clear, and predictable mechanism of dividend accounting and payment, providing a dividend payment procedure that would be the most convenient and easiest for shareholders, providing for actions preventing incomplete or delayed payment of declared dividends.	Executed (Charter clause 8.2., Articles on Share Dividends, clause 2.1 and Part 9)
5. ADR Holders' Interests Protection		
1	The Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
2	To ensure the rights and lawful interests of shareholders holding American Depositary receipts (ADR), including the right of participation in Company management, the Company undertakes to observe the terms and conditions of the active depositary agreement in respect of providing possibility for such shareholders to express their will in respect of any issues of the agenda of the	Observed

1	2	3
12	3. Interaction between the Board of Directors, General Manager and Management Board. The role of the Corporate Secretary. Proper corporate governance implies the possibility of an open dialogue between the Board of Directors and the executive bodies of the Company. The Board of Directors shall maintain constant contacts with the executive bodies and officials of the Company in order to get the most complete and reliable information and to ensure an efficient interaction of the Company management bodies and officials. The Corporate Secretary shall play the key role in organizing this process.	Executed partially (interaction between the maaging bodies and the executives is regulated by the Charter, the Provisions on the Board, and on the Management. Provisions on the Corporate Secretary are currently developed. Corporate Secretary to be nominated in 2006)
13	The Corporate Secretary shall be appointed by the Board of Directors. The task of the Corporate Secretary is to ensure that the Company's bodies and officials observe the procedural requirements guaranteeing the exercise of rights and the protection of the interests of the Company's shareholders. The Corporate Secretary shall have sufficient powers and knowledge required to discharge the duties vested in him/her and shall enjoy the confidence of shareholders and members of the Board of Directors.	Clause 16.1 of the Articles of Association 2. Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company. 3. Authority and the prerequisites on the Corporate Secretary are included in the developed Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.
14	The Corporate Secretary shall be accountable and subordinated to the Board of Directors. The Corporate Secretary shall be appointed and the terms of the contract made with him/her, including the amount of the remuneration, shall be within the terms of reference of the Board of Directors.	Executed partially: Sub-clauses 13.4.32) and 13.4.33) of the articles of Association 2. All the other aspects of the activities of the Corporate Secretary will be included in the developed Provisions on the Corporate Secretary and the Staff of the Corporate Secretary. 3. Prior to nomination of the Corporate Secretary his/her functions are executed by the Secretary of the Board of Directors and the respective divisions of the Company.

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15	For the Corporate Secretary to be able to discharge his/her duties efficiently a staff of the Corporate Secretary should be formed, the composition, number, structure and duties of whose employees must be determined in the Provisions "On the Corporate Secretary and the Staff of the Corporate Secretary".	Not executed: 1. The Provisions on the Corporate Secretary and the Staff of the Corporate Secretary are being developed. 2. Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
16	The Corporate Secretary and his/her staff shall ensure the discharge of the following duties as concerns corporate governance: observance of the procedure of preparing and holding general meetings of the shareholders; organizing interaction between the Company and shareholders; organizing the preparation and the holding of meetings of the Board of Directors and its Committees; ensuring the disclosure and provision of information on the Company according to the requirements of the active law, and storage of Company's documents; rendering assistance to members of the Board of Directors in their discharge of their duties; control over the observance of the requirements of this Code and its compliance with the active law.	Executed proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
Part III. Rights of Shareholders		
1. General Meeting of the Shareholders		
1	The Company has adopted Provisions on the General Meeting of the Shareholders, containing a detailed description of the procedure for preparing, holding of and decision taking by the general meeting of the shareholders.	Observed
2	a. Preparation. Shareholders shall be entitled to take part in and vote on issues of the agenda of the general meeting of the shareholders, to receive in advance a notification, the agenda and reliable, objective and latest information sufficient for taking reasonable decisions on the issues of the agenda. The executive bodies of the Company and the Corporate Secretary shall be in charge of ensuring this process.	Executed (Charter clauses 7.2, 8.3, 12.13), proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the Company.
3	When getting prepared for holding a general meeting of the shareholders, the Company undertakes to provide shareholders within the scope and time established by the Russian legislation with the following information making it possible to for shareholders to take well-grounded decisions: materials, and draft resolutions on each agenda clause, biographical data of each nominee for the Board of Directors and the Auditing Committee.	Observed (Clause 12.13 of the Articles of Association)
4	The Company shall make it possible for shareholders to apply to the Corporate Secretary for getting information on the meeting and materials to it, and for interaction of shareholders with the Board of Directors and the executive bodies of the Company.	Executed, proviso: prior to Secretary being appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective divisions of the

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19	i. Installing and Inviting Counselors. The Company shall offer to newly elected members of the Board of Directors a program of installing them in order to enable them to get familiarized with the Company's activities, areas of its business, etc., so that it could help new members of the Board of Directors in discharging the duties vested in them. The Board of Directors and its Committees shall have resources to engage independent consultants in legal, financial, etc. matters advising the Board as necessary.	Executed partially (the Secretary provides the newly elected members of the Board of Directors with the materials necessary to enter the position)
20	j.Compensation. The remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board of Directors and on the long-term development of the Company, and the remuneration mechanism shall not infringe upon the independence of directors. Upon recommendation of the respective Committee of the Board of Directors, the Board of Directors shall put forward for consideration by the general meeting of the shareholders the issue of the amount of remuneration to be paid to directors. All members of the Board of Directors shall have a contract with the Company. The Company shall disclose information on the remuneration of each member of the Board of Directors to the public.	Executed partially: contracts with members of the Board of Directors are in development stage
21	The Company shall not give any loans, grants or credits to members of the Board of Directors.	Observed
22	k. Obligations and Liability. Members of the Board of Directors undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Board of Directors and the Company. If such a conflict takes place, the member of the Board of Directors undertakes to disclose the information on the conflict of interests to other members of the Board and to abstain from voting on such issues.	Observed (The Code is approved by the Board of Directors)
23	Members of the Board of Directors shall be provided with all necessary information on issues proposed for discussion by them. Any extra information shall be provided to members of the Board of Directors upon request within the shortest time possible.	Observed (Provisions on the Board of Directors, clauses 3.1.1, 5.4.1, 3.4)
2. Executive Bodies		
1	a. Authority. The General Manager and the Management Board shall manage the current activities of the Company aimed at fulfilling the goals and tasks of the Company and implementing the strategy adopted by the Board of Directors, in compliance with the provisions of the Company's bylaws.	Executed (Charter clause 14.4., 15.1., 15.2., Company Agreement with the Genetral Manager)
2	b. Number of the Members The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors. The Board of Directors shall be responsible to shareholders for an adequate choice of candidatures of the members of the Management Board.	Executed (Charter clause 14.2.)
3	c. Membership Criteria. All members of the Management Board shall have the following qualities: of the Company's shareholders, members of the Board of Directors, and other executives and employees of the Company; Ability to consider interests of all shareholders and to make measured decisions; rofessional experience and qualification required for an efficient manager; Knowledge of national features and trends, and knowledge of the market, services provided, and the company's competitors; Ability to use experience and knowledge in decision-making related to the Company's business;	Executed
4	d. Election, Term of Office and Termination of Powers. The Board of Directors shall elect the General Manager. The General Manager and members of the Board of Directors shall propose candidatures of members of the Management Board for approval by the Board of Directors.	Executed (Charter clause 13.4.26),clauses 14.2. and 14.3.)

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5	The General Manager shall be appointed for a period determined by the Company's Board of Directors. The Management Board shall be elected for a period determined by the Company's Board of Directors when its members are appointed.	Executed (Charter clauses 14.3., 15.1., 13.4.26)
5	Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned. In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.	Executed (Charter clause 14.3.)
6	e. Composition of the Management Board. The composition of the Management Board (the skills, experience and personal qualities) shall ensure an efficient management of the Company's current activities. Each Member of the Management Board, including the General Manager, shall have the experience, knowledge and skills required for efficiently discharging the duties of a member of the Management Board.	Executed
7	f. Management Board Work Procedure The Management Board shall hold regular meetings; the members of the Management Board must receive information on the issues of the meeting's agenda in advance. The Management Board's work procedure shall comply with the Provisions on the Company's Management Board.	Executed (Provisions on the Board, clauses 5.2., 5.4.)
8	g. Succession Planning. The Management Board shall adopt a list of reserve candidates in case temporary absent or retired top managers of the Company are to be replaced. To ensure the process, the General Manager shall submit to the Board of Directors a list of persons, most suitable to fill the vacancies of retired Company's managers, including the position of the General Manager.	Executed (List of Reserves for Managerial Positions of OJSC NWT)
9	h. Remuneration. During their term of office, the members of the Company's Management Board shall be paid remuneration and shall be reimbursed for any expenses related to their performing their duties as members of the Management Board. Members of the Management Board shall be entitled to participate in option programs implemented by the Company. The amount of remuneration to members of the Management Board shall be determined by a decision of the Board of Directors.	Executed (Part 6, Provisions on the Board)
10	i. Obligations and Liability. The General Manager and the members of the Management Board shall act conscientiously and in the interests of the Company.	Executed (Provisions on the Board clause 2.2., General Chairperson of the Board)
11	*The General Manager and the members of the Management Board undertake to* abstain from any actions that will or may cause a conflict between the interests of such a member of the Management Board and the Company. If such a conflict takes place, the General Manager and the members of the Management Board undertake to disclose the information on the conflict of interests to the Board of Directors.	Executed (Responsibilities specified in the Provisions on the Board, clause 2.2., the Agreement with Medmber of thr Board, clause 3.1.4. and the Code of Corporate Management)

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	Internal Audit Department - the Company's division responsible for development and verification of efficiency of the Company's internal business control systems. The Department reports to the General Manager, and submits reports on audit results to the General Manager, Auditing Committee, and Board of Directors of the Company. The Provisions on the Internal Audit Department shall be approved by the Board of Directors; the Board of Directors shall also approve the appointment of its head.	
4. Observing the Standards and Adhering to the Principles of Corporate Governance		
11	Development, control over the observance and periodic revision of the corporate governance policy and practice shall be ensured by the respective Committee of the Company's Board of Directors.	Observed (Provision on the Corporate Management Committee, sub-clause 2.2.3.)
Part II. Proper Practice of the Operation of the Board of Directors and Executive Bodies		
1. Board of Directors		
1	a. Authority. The terms of reference of the Board of Directors shall be defined in the Company's Articles of Association in compliance with the active law and the recommendations of the Code of the Federal Commission for the Securities Market. The issues included in the terms of reference of the Board of Directors cannot be handed over to the collective or one-person executive body of the Company.	Observed (sub-clauses 13.4 and 13.5 of the Articles of Association)
2	b. Number of the Members The number of the members of the Board of Directors is established by the Company's Articles of Association. The number of the members may be changed, if appropriate changes are made in the Articles of Association.	Executed (Charter clause 13.2.)
3	c. Membership Criteria. In accordance with the principles recognized in the corporate governance practice, the Board of Directors shall develop, approve and then revise annually a list of Board member qualification requirements (upon recommendation of the respective Committee of the Board of Directors).	Analysis is under way of the activities of other Companies
4	d. Election, Term of Office and Termination of Powers. Members of the Board of Directors shall be elected by the annual general meeting of the shareholders by cumulative voting for a period of one year.	Observed (Clause 13.2) of the Articles of Association)
5	*The general meeting of the shareholders may terminate the powers of only the* entire Board of Directors.	Observed (Clause 13.3) of the Articles of Association)
6	e. Composition and Independence. The composition of the Board of Directors shall ensure representation of various groups of shareholders, including minority shareholders.	Executed (the Board of Directors has representatives of the minority shareholders and the State)
7	*The skills, experience and personal qualities of the members of the Board of* Directors shall ensure the proper discharge of the duties by the Board in exercising control and developing the basic areas of the Company's activities and strategy. Each member of the Board of Directors shall have the necessary experience, knowledge, skills and a stainless reputation required to discharge the duties of a member of the Board and to organize efficient work of the entire Board in the interests of the Company and its shareholders. The composition of the Board shall ensure the representation of a wide range of knowledge and experience in the field of the Company's basic activities, the industry and the geographic regions of the activities.	Executed
8	The Company considers that the Board of Directors shall be managed by a director who is not an executive.	Observed
9	The Board of Directors shall include no more than 20% of chief executives.	Observed
10	To ensure objectivity of decisions taken and to keep the balance of the interests of different groups of shareholders, the Board of Directors shall include several independent directors. The Code of the Federal Commission for the Securities	Observed

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	Market shall serve as the basis for establishing independence of a director.	
11	f. Committees. The Company shall form Committees of the Board of Directors to implement the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc.	Executed (4 committees started)
12	The activities of each Committee shall be governed by the respective Provisions on such a Committee, to be approved by the Board of Directors.	Observed
13	Each Committee shall present preliminary recommendations on the most important issues in the terms of reference of the Board of Directors. After each meeting, the Committees shall present minutes of the meeting to the secretariat of the Board of Directors.	Executed (in practice and as per the Code on Committees, clause 2.1.and clause 5.13.)
14	g. Work Procedure. The Board of Directors shall hold meetings in compliance with the established work plan to be adopted at the start of the new Board's term of office, which shall ensure that its duties will be properly discharged. The Board of Directors shall hold meetings at least 12 times a year without restricting the maximum number of meetings.	Executed (rafting the operations plan cis envisaged by clause 6.2 of the Proviusions on the Board of Directors, number of meetings exceeds 12 annually)
15	Meetings of the Company's Board of Directors may be held in the form of joint attendance or correspondence voting. The form of holding a meeting shall be determined taking into account the importance of the issues of the agenda to be considered. Issues requiring a detailed discussion, such as approving the budget, approving the annual report on the preliminary basis, approving the priority areas of operation and strategies of the Company, the issues of convoking the general meeting of the shareholders, electing or re-electing the chairperson of the Board of Directors and a number of other issues shall be decided at meetings to be held in the form of joint attendance.	Executed (in practice)
16	The procedure of convoking and holding meetings of the Board of Directors shall be governed by the Provisions on the Board of Directors. The Secretary of the Board of Directors shall see to it that all directors get exhaustive information in due time simultaneously with receiving a notice that a meeting of the Board of Directors is going to be held, however, 14 days before holding each meeting at the latest. The said period shall be reduced, if the law provides for shorter periods of holding a meeting of the Board of Directors. Such a period may also be reduced, if it is necessary to urgently solve any issues, provided neither member of the Board of Directors objects. The appropriate set of documents shall include the agenda proposed by the chairperson of the Board of Directors, detailed materials on each issue of the agenda required to take a grounded decision, as well as clear recommendations in respect of the necessary actions.	Observed (Provisions on the Board of Directors, clauses 5.5, 6.5, 6.9)
17	The Board of Directors shall keep minutes of its meetings, properly recording there the discussion of all issues; the minutes shall be signed by the chairperson of the Board and by the Secretary of the Board of Directors and shall include the results of voting for each name. The Company shall store all minutes of the meetings of the Board of Directors.	Observed (Provisions on the Board of Directors, Clause 6.11)
18	h. Self-appraisal. The Board of Directors emphasizes the appraisal of its work and will do its best to carry out such an appraisal on the annual basis. In the course of the appraisal, both the work of the Board on the whole and the *contribution of each individual member of the Board of Directors shall be* evaluated, as well as the influence of such work on the results of the Company's activities. The appraisal process shall be organized by the respective Committee of the Board of Directors, while its results are to be discussed at a meeting of the Board of Directors. The Board of Directors may invite independent counselors to render assistance in carrying out such an appraisal.	Executed partially (when defining the level of remuneration for the *Board of Directors*). The mechanism for the detailed self-evaluation is developed by the Committee on Nominations and Remunerations.

- on the method for calculating the correction factor to determine the annual remuneration of the members of the Board of Directors taking into account the changes in the company capitalization;
- on amendments and additions to the Provisions on the Board of Directors;
- on the annual remuneration to the members of the Board of Directors of the Company for the year 2004;
- on determining the amount of remuneration to members of the Board of Directors of the Company;
- on approving the Additional Assignment of the General Manager for the year 2005;
- on considering the draft Provisions on Remuneration of the members of the Management Board of OJSC NWT;
- on making a change in the agreement with the members of the Management Board of OJSC NWT in respect of establishing a compensation for travelling expenses;
- on making a change in clause 5.2.1 of the Provisions on the Coordination Council of OJSC NWT in respect of establishing a compensation for travelling expenses;
- on paying a bonus to the General Manager for fulfilling the Additional Assignment for the year 2004;
- on paying quarterly bonuses to the General Manager of OJSC NWT in 2005;
- on paying quarterly remuneration to the members of the Management Board of OJSC NWT in 2005;
- on the structure and composition of materials put forward for consideration by the Board of Directors for resolving the issue on establishing the amount of the quarterly remuneration to the members of the Management Board of OJSC NWT;

- **on preliminarily agreeing upon candidates for the positions of branch and representative office managers and dismissal of managers of said units;**
- on agreeing upon the appointment of the Regional Director of the Petersburg Telephone Network branch and approving the terms of the contract of employment with him/her;
- on a change in the body of the Management Board of the Company;
- on approving the terms of Additional Agreements to the Contracts of Employment with the Regional Director of OJSC NWT's branches;

- **on making up proposals on the members of the Management Board, on establishing its term of office and on early termination of the powers of the members of the Management Board;**
- on changing the body of the Management Board of OJSC NWT;

- **on establishing the essential conditions of contracts with the members of the Board of Directors, Management Board, the General Manager and with the managers of the branches and representative offices;**
- on approving the conditions of the Additional Agreement to the Contract of Employment of 23rd August 2004 with the General Manager of OJSC NWT;
- on the draft standard agreement with a member of the Board of Directors of OJSC NWT;
- on considering the conditions of contracts with the members of the Management Board of OJSC NWT for 2005-2006.

Activities of the Audit Committee in 2005:

In 2005 the Committee held 12 meetings.

27 issues were considered.

Basic issues of the Committee's terms of reference:

The main purpose of creating the Committee is to improve the efficiency and quality of the work of the Board of Directors in order to ensure open communication with an independent auditor, the Auditing Commission, accounting, financial, economic and internal-control units through preliminary consideration and preparation of recommendations to the Board of Directors on the issues of the Committee's terms of reference on the following matters:

- risks related to the operation of the Company (request of, listening to and discussion of the opinion of an external independent auditor as to any potential significant risks for the Company, the required actions of the Company's management to control and minimize them and the adequacy of the actions of the Company's management to control and minimize them);
- management reporting,
- financial reporting,
- external independent audit, internal audit,
- internal control procedures.

- **on the issues of Company's interaction with the independent auditor in 2005** – the Committee held meetings with auditors of the Company to discuss:
- the plan of the audit (time, proposed coverage, branches, auditing procedures to be used in the area of auditor's special attention, auditors' problems and issues that may arise);
- Company's action plan to implement proposals contained in letters of the independent auditor to the management of the Company (concerning the Russian and international accounting procedures).

Besides, the following issues were considered:
- draft contract of auditing services;
- candidatures of the Company's Auditor for the year 2005;
- draft auditor's opinion for 2004;
- on cutting down expenses for audit and financial consulting;
- draft auditor's opinion and draft Confidential Report of the Independent Auditor to the management of OJSC NWT based on the results of the audit for 2004;
- draft Confidential Report of the Auditor to the management of OJSC NWT based on the results of the audit of the financial accounts and reports according to IAS for 2004;

- **on the issues of interaction with the Auditing Commission** – the Committee considered a draft conclusion of the Auditing Commission on the results of checking the financial and business activities of the Company.

- **The following recommendations have been given to the Board of Directors on the issues of interaction with the organization department dealing with internal control:**
- on considering the Provisions on the Department of Internal Audit;
- on considering the Provisions on the Procedures (System) of Internal Control of the Company;
- on agreeing upon the appointment of the Director of the Department of Internal Audit and on approving the conditions of the contract of employment with the Director of the Department of Internal Audit.

Besides, regular meetings have been held with the internal audit service, the draft work plan for 2005-2006 was discussed, as well as the progress of the work of the service in compliance with the new Provisions on the internal audit service, the procedures of the service operation, the results of the work of the internal audit unit of OJSC NWT in 2005, risks revealed in the course of the audits carried out by the internal audit service in 2005, and recommendations have been worked out as to minimizing the risks found.

It has been noted that the internal audit service has been participating more actively in the work of the Committee, much has been done to carry out comprehensive audits and checks of the Company's organization departments' financial and economic activities (over 32 visiting audits), an audit of fulfilling the procedures of the project "Introducing a System for On-line Control of Budget Performance " has been carried out. On the basis of a comment of the independent auditor on applicability of the Sarbanes-Oxley Act to the operation of the Company, it has been noted that the principles of the act can and should be more extensively applied in the work of the Company's internal audit service.

- **On the issues of considering internal control standards and procedures in the Company – the Committee**, with the participation of an independent auditor, prepared a new version of the Questionnaire for polling among members of the Board of Directors and the top management of the Company, making it possible to have an idea of all income received by them in connection with the Company, both in the monetary form and in kind, as well as of the degree of affiliation with the Company. During 2005 the Company was constantly monitoring and updating the data of polling among members of the Board of Directors and the top management of the Company and was constantly improving the internal control procedures. The polling results have been brought to the notice of the auditor.

- **The following recommendations have been adopted in respect of financial accounts and reports of the Company:**

- on the new version of the Company's accounting policy according to the Russian tax accounting standards for the year 2005.
- considering the draft annual report of the Company for 2004 in respect of accounting and planned profit distribution jointly with auditors;
- considering the Company's accounting policy according to the Russian standards (on accounting and tax records) for 2005 and according to the International Financial Reporting Standards for 2004;
- on the essential Company budget performance results achieved in the 4th quarter of 2004 and the year 2004;
- on the status of recovering accounts receivable and ways to reduce it on the basis of the results of the work for 2004.

In 2005, upon the initiative of the Audit Committee, the Company evaluated the market value of such an asset of the Company as the 15% share in the share capital of OJSC Telecominvest, having invited an independent valuer, Deloitte Touche CIS. Due to the methodology used by the valuer, a reliable evaluation of the price has been obtained, which could be used in a market transaction with the said asset. Consequently, in compliance with the International Accounting Standards 39 "Financial Instruments: Recognizing and Evaluating", a financial investment must be shown in financial reports of the Company in accordance with the International Standards of Financial Reporting at the fair value obtained using the said evaluation method. According to the International Standards of Financial Reporting , the method of determining the fair value must be used retrospectively. For that purpose, an evaluation of the fair value of the investment is to be carried out on 1st January 2004, 31st December 2004 and 31st December 2005 and will be carried out as of any other reporting date in the future. The Company will use the provisions of the International Accounting Standards 8 "Accounting Policies, Changes in Accounting Evaluations and Errors" to show the following correction: incoming residues of all components of own capital, influenced by the change, are corrected starting from the earliest of the periods shown in the reports, and comparative indices are revised as if the new policy have been always applied. Profit or loss from the change of the fair value for the financial investment available for sale will be recognized directly in own capital, in the own funds flow report, as shown above.

II. KEY CORPORATE EVENTS OF THE YEAR 2005

January

11th January
OJSC NWT paid the 5th coupon yield under the second issue bonds (worth of 1,5 billion roubles).
21st January
The Board of Directors of OJSC NWT approved the Company's budget for the year 2005.
21st January
The Board of Directors of OJSC NWT took a decision to buy 100% of LLC Novgorod Deitacom and 48% of LLC Novgorod Datacom.
24th January
An Agreement of Mutually Beneficial Cooperation was signed between OJSC NWT and the Government of Vologda Oblast.

February

2nd February
An Agreement of Mutually Beneficial Cooperation was signed between OJSC NWT and the Administration of Arkhangelsk Oblast.
21st February
The Standard & Poor's rating agency gave the credit rating ruBBB+ according to the Russian scale to the third issue of OJSC North-West Telecom's interest-bearing documentary bonds.
21st February
Shares of OJSC NWT were put on the quoting list of the RTS Stock Exchange.
14th-22nd February
OJSC NWT took part in the 12th International Exhibition of Communication and Telecommunication Systems – Norwecom-2005.
24th February
OJSC NWT's national corporate governance score according to RID-Expert RA (the Russian Institute of Directors and the Expert RA agency) was upgraded from class **B++** to **A.**

March

3rd March
Series 03 bonds of OJSC NWT worth of 3 billion roubles were completely floated at the Moscow Interbank Currency Exchange stock exchange (FB MMVB).
4th March
The RF Ministry of Information Technologies and Communications and the Government of St. Petersburg approved the Programme of OJSC NWT for Providing Residents of St. Petersburg with Telecommunication Services for the years 2005-2007.
21st March
An addendum to the Agreement of Cooperation between OJSC NWT and the Republic of Komi was signed.
29th March
The results of OJSC NWT's financial and economic activities for 2004 according to the Russian Accounting Standards were summed up.
31st March
1st level ADRs of OJSC NWT were listed at the Berlin and Frankfurt Stock Exchanges.

April

6th April
OJSC NWT paid the 6th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
20th April
Trading in OJSC NWT's third issue bonds started at the MMVB stock exchange.

21st April
An Agreement of Cooperation and Development of Information and Telecommunication Networks in Pskov Oblast was signed between OJSC NWT and the Administration of Pskov Oblast.

May

17th May
The Board of Directors of OJSC NWT approved a cost reduction programme for 2005.
17th May
The Board of Directors of OJSC NWT established the dividend amount for 2004.
23rd May
OJSC NWT withdrew from the shareholders of CJSC St. Petersburg Centre of Telecommunications.

June

2nd June
OJSC NWT paid the 1st coupon yield under the third issue bonds (worth of 3 billion roubles).
16th June
V.A. Torlopov, Head of the Republic of Komi, paid a working visit to OJSC NWT.
27th June
The Annual General Meeting of the Shareholders of OJSC NWT was held and approved the results of the Company's operation for the year 2004.
30th June
The results of the Company's operation for the year 2004 according to the International Financial Reporting Standards (IFRS) were published.

July

6th July
OJSC NWT paid the 7th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
18th July
Standard & Poor's increased OJSC NWT's long-term credit score from B- to B+, with the Stable forecast, at the same time, Standard & Poor's increased Company's long-term credit score according to the Russian scale from ruBBB+ to ruA+.

August

15th August
Payment of dividend for the year 2004 started.

September

1st September
OJSC NWT paid the 2nd coupon yield under the third issue bonds of OJSC NWT (worth of 3 billion roubles).
12th September
The Fitch Ratings international rating agency gave OJSC NWT a long-term foreign currency rating at the B+ level, with the Stable forecast, and a short-term foreign currency rating B.
22nd September
The RF Federal Rates Service established new rates for local and long-distance telephone communication service for all branches of OJSC NWT from 1st October 2005.
23rd September
Standard & Poor's increased the information transparency index given to OJSC NWT to 71%.
28th September – 1st October
OJSC NWT took part in the 5th International Forum Exhibition *Infocommunications of Russia – 21st century* (*Infocom-2005*).

28th September
An Agreement of Cooperation was signed between OJSC NWT and the Government of St. Petersburg.

October

3rd October
The Russian Institute of Directors and the Expert RA agency confirmed the corporate governance score of OJSC NWT at the A level.
5th October
OJSC NWT paid the 8th coupon yield under the second issue bonds of OJSC NWT (worth of 1,5 billion roubles).
10th October
Standard & Poor's increased the corporate governance score of OJSC NWT from 5.0 to 5.4 according to the Russian scale. At the same time, the agency confirmed the rating of the Company according to the international scale at the level of 5.
12th October
OJSC NWT completed implementing the offer under the second bonds issue worth of 1,5 billion roubles at a price of 100% of the face value.
31st October
OJSC NWT summed up the results of its financial and economic activities for the 1st six months of the year 2005 according to the International Financial Reporting Standards (IFRS).

November

22nd November
OJSC NWT and the Japanese Bank of International Cooperation (JBIC) signed a Letter of Intent.

December

3rd December
OJSC NWT paid the 3rd coupon yield under the third issue bonds of OJSC NWT (worth of 3 billion roubles).
15th December
It was the final day of the period of dividend payment under common and preferred shares, accrued according to the results of OJSC NWT's activities in the fiscal year 2004. The total amount of the paid dividend was 331,051,000 roubles.
20th December
The Board of Directors of OJSC NWT approved the budget for the year 2006.
20th December
OJSC NWT was named the winner of the All-Russian competition *The Best Russia's Enterprises – 2005* organized by the Russian Union of Industrialists and Entrepreneurs (Employers) (RSPP), the Government of Russia, the Government of Moscow, the RF Chamber of Commerce and Industry and the Expert Institute of RSPP in the nomination *For Dynamic Development* among enterprises of the *Communications* industry.

In December 2005 OJSC NWT successfully completed a transaction of attracting a syndicated loan of 50 million euros.

III. POSITION OF THE COMPANY IN THE INDUSTRY

The communications industry is one of the most rapidly developing industries of Russia's economy. In 2005 the volume of the communication services market in the RF amounted to 710 billion roubles, which is 31% more than in the previous year. The growth rate of the infocommunication industry is about five times faster than the general growth rate of RF's economy, and this trend is accounted for by the high demand for traditional and especially new services of telecommunication technologies. The share of information and communication technologies in the GDP has achieved 5%.

The Northwestern Federal District is one of the most developed and highly competitive regions of Russia's communication market, holding the 2nd place in Russia by the volume of provided infocommunication services.

North-West is one of the oldest consumers of communication services in Russia. Today the penetration level of cellular and fixed communication and Internet in the region is much higher than in Russia on the average.

According to the results of work in 2005 OJSC NWT is one of the most efficient Companies in the industry. OJSC NWT's efficiency indices – profit before taxes per employee, profitability by net profit, profitability of sales and EBITDA – are much higher than the average in the industry. The growth rate of EBITDA (36.6%) was the largest among all interregional companies.

The Company is holding the first place among all interregional companies by the number of lines per employee (136), being significantly ahead of the average result of the interregional companies (102).

Financial stability of the Company is at the highest level. The financial independence ratio (0.54) and the working capital ratio of the Company are the highest in the industry, the working capital ratio of OJSC NWT (1.27) being almost twice as great as the average figure for the interregional companies (0.67), which is an evidence of the stable and sustainable financial position of the Company.

All these figures make it possible for us to see OJSC NWT as one of the most efficient and financially stable companies in the industry.

Number of Telephone Sets and Telephone Density

As of the end of 2005 the number of telephone sets in the Northwestern Federal District was about 5,014,000.[1]

The Company holds the leading position among fixed communications operators in the Northwestern Federal District by the number of subscribers – 86.3% of their total number.

The telephone density as of the end of 2005 was 29.5 basic telephone sets in every 100 persons and that in the Northwestern Federal District 36.5 5 basic telephone sets in every 100 persons. In 2005 the telephone density in the Northwestern Federal District increased by 6.5 percentage points, including the increase OJSC NWT's phones penetration by 1-1.5 percentage points.

Share of OJSC NWT in the Market of the Northwestern Federal District by the Basic Types of Services

The volume of the local communication market in the Northwestern Federal District was 13.05 billion roubles in 2005. The share of OJSC NWT's market in respect of income from local communication services according to the results of 2005 was 75.8 %, and in the breakdown by basic consumer segments OJSC NWT's market share was[2]:

- 92 % for the "Population" segment
- and 41% for the "Corporate Clients" segment.

The volume of the telecommunications market in the Northwestern Federal District amounted to 7.5 billion roubles. OJSC NWT's share is 82.9% of the telecommunications market.

The volume of the Internet and data transmission market in 2005 was 4 – 5 billion roubles, while OJSC NWT's share was 29.2 %.

[1] Data of the Company

[2] Here and below an estimate of market shares without taking into account cellular operators are given

It should be noted that OJSC NWT's share varies considerably by Internet access technologies. OJSC NWT's market share for 2005 by the income from dial-up access was 35.7 % and that by the income from dedicated access was 8.3 %.

Positioning of Company's Regional Branches in the Communication Services Market of the Northwestern Federal District

Local Communications

Local communications services make 49.4 % of the Company's income from communication services on the whole.

The bulk in the structure of local communications services are services to the "Population" segment, which forms 61.2 % of the income from local communications services. The market share by the income from local communications services provided to the population as of the end of 2005 in regional branches was from 74 to 99%.

The market share by the income from local communications services provided to corporate clients in regional branches was from 28.6 to 82 %.

Shares of the Local Telephone Communications Market for the "Population" Segment in Branches of the Company


Murmansk
98,6%
Arkhangelsk
97,8%
Vologda
97,6%
Karelia
97,2%
Novgorod
97,0%
Komi
96,4%
Leningrad Oblast
96,4%
St. Petersburg
90,6%
Kaliningrad
77,0%
Pskov
73,9%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
20	OJSC NWT, OJSC RTComm.RU	No. 08-05 of 28.03.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	24,402.40 roubles
21	OJSC NWT, Medexpress ICJSC	No. 08-05 of 28.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	10,935.00 roubles
22	OJSC NWT, LLC "RPC Svyazist"	No. 08-05 of 28.03.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of lease	3,904,435.92 roubles

2nd quarter of the year 2005					
23	OJSC NWT, OJSC RTComm.RU	No. 10-05 of 19.04.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	termination of the contract appendices	-
24	OJSC NWT, Medexpress ICJSC	No. 10-05 of 19.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	51,776.81 roubles
25	OJSC NWT, Medexpress ICJSC	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of lease	207,945.84 roubles
26	OJSC NWT, NPF Telecom-Soyuz	No. 11-05 of 29.04.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of NPF Telecom-Soyuz	non-governmental pension insurance	1,580,000.00 roubles
27	OJSC NWT, LLC "RPC Svyazist"	No. 11-05 of 29.04.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist	contract of services provision	2,001,000.00 roubles

			The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).		
10	OJSC NWT, OJSC Kolatelecom	No. 06-05 of 05.03.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (OJSC Kolatelecom) *The equity interest of OJSC NWT in Kolatelecom OJSC is 50.00%.*	contract of lease of digital channels	-
11	OJSC NWT, Medexpress ICJSC	No. 06-05 of 05.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of insurance	332,515.25 roubles
12	OJSC NWT, LLC "RPC Svyazist"	No. 06-05 of 05.03.05	N.G. Bredkov and G.B. Chernyak - Members of the Management Board of OJSC North-West Telecom and Members of the Board of Directors of LLC RPK Svyazist OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	contract of vouchers purchase	50,031,100.00 roubles
13	OJSC NWT, *the* State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 07-05 of 23.03.05	A.A. Gogol – member of the Board of Directors of OJSC NWT and one-person executive body (rector) of Bonch-Bruyevich GOUVPO SPUGT University	contract of stock sale	2,380,000.00 roubles
14	OJSC NWT, LLC Artelecom Service	No. 07-05 of 23.03.05	N.G. Bredkov - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of LLC Artelecom Service	contract of lease	270,456.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (LLC Artelecom Service) *The equity interest of OJSC NWT in Artelecom Service LLC is 77.00%.*		
15	OJSC NWT, OJSC RTComm.RU	No. 07-05 of 23.03.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of services provision	-
16	OJSC NWT, OJSC Rostelecom	No. 07-05 of 23.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of channels lease	$ 17 124,63
17	OJSC NWT, OJSC Rostelecom	No. 07-05 of 23.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	contract of channels lease	$ 182 026,80
18	OJSC NWT, the Russian Foundation of the History of Communications	No. 07-05 of 23.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of the Russian Foundation of the History of Communications G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Chairman of the Board of the Russian Foundation of the History of Communications	contract of *gratuitous transfer*	11,200,000.00 roubles
19	OJSC NWT, Medexpress ICJSC	No. 08-05 of 28.03.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress	contract of insurance	109,416.00 roubles

IX. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY

ALL RELATED-PARTY TRANSACTIONS HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF OJSC NWT

Table 17.

No.	Parties to contract	Minutes of the Board of Directors No., date	Data on the person(s) interested in the transaction	Subject of the Contract	Price of contract
1st quarter of the year 2005					
1	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (ICJSC Medexpress) *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	15,394. 00 roubles
2	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of insurance	10,693.25 roubles
3	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress	contract of insurance	19,988.00 roubles

			OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*		
4	OJSC NWT, Medexpress ICJSC	No. 03-05 of 14.02.05	V.N. Yashin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of insurance	360,925.27 roubles
5	OJSC NWT, OJSC RTComm.RU	No. 03-05 of 14.02.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	contract of lease	16,992.00 roubles
6	OJSC NWT, CJSC WestBalt Telecom	No. 03-05 of 14.02.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC WestBaltTelecom). *The equity interest of OJSC NWT in CJSC WestBalt Telecom is 28.00%.*	contract of lease	60,708.00 roubles
7	OJSC NWT, NPF Telecom-Soyuz	No. 04-05 of 18.02.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Board of Directors of NPF Telecom-Soyuz	non-governmental pension insurance	159,982,576.71 roubles
8	OJSC NWT, CJSC IC Svyaz	No. 05-05 of 24.02.05	OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC IC Svyaz). *The equity interest of OJSC NWT in CJSC IC Svyaz is 100.00%.*	acquisition of series 03 bonds in the process of floatation	5,000,000 roubles
9	OJSC NWT, OJSC Rostelecom	No. 06-05 of 05.03.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	Supplementary Agreement to the Contract on Internetwork Interaction	-

VII. BASIC AREAS OF PROFIT DISTRIBUTION

7.1. Report on Basic Areas of Profit Distribution for 2004

Table 14.

No.	Indices	Meas. unit	Distribution of profit for 2004	
			Approved by the general meeting of the shareholders, .06.2005	Actually distributed
1	2	3		4
1.	Net profit for 2004	thousand roubles	1 326 987	1 326 987
2. Basic areas of profit disposition:				
2.1	Reserve formation in % of profit	thousand roubles	9 674 0.7%	9 674 0.7%
2.2.	payment of dividend in % of profit	thousand roubles %	335 923 25.3%	335 923 25.3%
2.3.	to increase the authorized capital in respect of the retained profit of the year under report in % of profit	thousand roubles %	981 390 74.0%	981 390 74.0%

7.2. Basic Planned Areas of Distributing the Profit for the Year 2005

Table 15.

No.	Indices	Meas. unit	**Amount**
1	2	3	4
1.	Net profit of the year under report	thousand roubles	1 844 135
2.	**Basic areas of distributing the profit of the year under report:**		
2.1.	covering losses of past years	thousand roubles	
2.2.	reserve formation in % of net profit	thousand roubles %	
2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	
2.4.	payment of dividend in % of net profit	thousand roubles %	396 718 21.5%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	1 447 417 78.5%

VIII. REPORT ON PAYMENT OF STATED (CHARGED) DIVIDEND ON THE COMPANY'S SHARES

- Date of taking the decision on annual dividend payment at the General Meeting of the Shareholders: 27.06.2005
- Starting date of dividend payment fixed by the decision of the meeting[5]: 15.08.2005
- Actual starting date of dividend payment: 15.08.2005
- Amount of dividend to be paid per share:
- 0.469 roubles per type A preferred share
- 0.248 roubles per common share
- Method of dividend payment: in the monetary form
- Amount of the paid dividend as of the end of the year 2005, and its share in the total amount of dividend due: 334,419.5 thousand roubles (99.6%). The payment has not been complete because of the absence of details / inaccurate or outdated details for remittance or the absence of the shareholder his/herself or his/her assignees

Dynamics of stated (accrued) dividend on shares of the Company (per share)

Table 16.

Type of securities	2002	2003	2004	2005*
	Amount (roubles)	Amount (roubles)	Amount (roubles)	Amount (roubles)
Common shares	0.064	0.083	0.248	0.265
Preferred type A shares	0.140	0.357	0.469	0.652

* The amount of the dividend recommended by the Board of Directors of the Company for approval at the annual general meeting of the shareholders.

[5] State, if the general meeting fixes the starting date of dividend payment

For the period under report, the Company achieved the following positive results:
- the share of the accounts receivable in the receipts for communication services was reduced from 13.4% to 8.6%;
- the outstanding debt of private and corporate clients per telephone set was reduced from 63 roubles to 44 roubles;
- the income collection factor was been increased from 98.0% to 101.4%.

The above results were achieved due to the existing approach to handling accounts receivable, which provides for taking timely measures in respect of each debtor of all categories of communication services consumers.

The Company handles individually the debt of each subscriber who has an indebtedness that arose more than 3 months ago. Such work resulted in a reduction of the debt outstanding for more than 3 months and owed by individuals and legal entities by 15,511,000 roubles, or 14.8%, from 104,696, 000 roubles to 89,185,000 roubles.

To recover debts of budgets of various levels in the framework of making up for Company's expenses related to granting privileges in payment for communication services, the legal support services of the Company's branches received 262 materials worth of 356,640,000 roubles.

The legal department of the Company lodged 51 claims for 131,932,000 roubles.

287 court actions were brought for 385,497,000 roubles.

The state due of 2,106,000 roubles was paid for the statements of actions.

The Company had received 15,257,000 roubles to its bank account before arbitration courts pronounced their judgements in respect of 71 actions. Courts answered 221 court actions worth of 259,826,000 roubles. 60 actions in respect of indemnification for losses related to granting privileges were dismissed. In all cases courts dismissed claims only partially.

The actual amount received on the basis of court orders before enforcement of court deeds was 9,186,000 roubles.

For the year 2006 OJSC NWT has set a goal to further reduce the accounts receivable and to improve the figures describing the work with accounts receivable, including the implementation of the measures of the Company's Programme for Recovering the Accounts Receivable for Communication Services for the years 2006-2008.

Basic Areas of Work:
- making new and extending the current contracts on the basis of advanced payment for communication services provided and/or on the basis of acceptance-free writing-off of money from bank accounts of legal entities;
- taking comprehensive measures to reduce the current debt level;
- recovering through the court outstanding debts existing more than 3 months;
- eliminating in 2006 the outstanding accounts receivable of budgets of various levels for the privileged category of the population to the amount of 127,303,000 roubles.

Attracting a Syndicated Credit

In 2005 OJSC NWT was the first of Russia's interregional companies who entered the market of international borrowed capital and attracted a syndicated loan to the amount of 50,000,000 euros arranged by CITIBANK N.A. This fact makes it possible to further expand the circle of long-term funding instruments for tackling the task of optimizing the structure of Company's capital.

The purpose of obtaining the syndicated credit in the budget of 2005 is:
- to refinance the current accounts payable through the funds to the amount of EUR 20,000,000;
- to partially finance investment projects;
- to place temporarily spare money to the amount of EUR 30,000,000 in fixed bank deposits at a rate of 7-8% per year for up to 6 months.

The funds obtained as a result of placing the syndicated loan upon expiry of the bank deposits period in 2006 will be used for:
- funding the approved investment programme of the Company;
- refinancing the short-term accounts payable.

Failure to obtain the syndicated credit may result in the need of attracting credit resources for refinancing the current accounts payable from other banks at market rates exceeding the rate set forth in the agreement of loan (EURIBOR + 2.00%) and in an increase of the share of short-term liabilities in the liabilities section of the balance sheet, which would lead to negative consequences for the Company in the future related to a reduction of the current ratio as of the date of reporting and, as a consequence, in a significant increase in the price of subsequent short-term and long-term borrowings.

Changes in the Key Financial Status Ratios

Table 12.

Ratio	**Without taking into account the syndicated loan**	**Taking into account the syndicated loan**	**Change in the figure**
Proportion of long-term borrowings in the total amount of attracted funds	0.61	0.69	0.08
Ratio of long-term attraction of borrowed funds	0.32	0.37	0.05
Absolute liquidity ratio	0.04	**0.34**	0.31
Intermediate liquidity ratio	0.42	0.85	0.43
Current (working capital) ratio	0.81	**1.27**	0.46

6.7. Information on the Amount of Net Assets of the Company

Table 13.

Indices	Unit of measurement	As of 12/31/2005
Amount of net assets	thousand roubles	16 185 467
Authorized capital	thousand roubles	1 131 415
Reserve fund	thousand roubles	56 571
ratio of net wealth to authorized capital (line 1/line 2)	%	1431%
ratio of net wealth to sum total of authorized capital and reserve (line 1/(line 2+line 3))	%	1362%

For the period under report, the net assets grew by 1,501,947,000 roubles, or by 10.2%.

6.5. Structure of Expenses for 2005

Table 10

	2004	2005	Темп роста, %
Expenses for wages	3 870	5 578	144.1
Deductions for social insurance	1 080	1 221	113.0
Depreciation of fixed assets	1 352	1 965	145.3
Material expenditures	615	780	126.9
Electricity	214	288	134.5
Expenses for services of communication operators (except for the Companies of the Group)	455	626	137.7
Expenses for services of communication operators within the Group	38	13	34.0
Expenses for services of OJSC Rostelecom	2 420.1	2 864.0	118.3
Services of external organizations	1 087	1 622	149.2
Taxes and fees included in the expenses related to normal operation	19	18	97.1
Deductions to the R&D Fund	0.0	0.0	-
Other expenses	1 088.4	1 598.4	146.9
Total:	**12 238.2**	**16 572.8**	**135.4**

Growth rate, %

Expenses related to normal operation for 2005 amounted to 16 573 million roubles with the growth rate of 135% as compared to 2004.

The main reason for the growth of expenses in 2005 as compared to 2004 was the affiliation of two new branches – Lensvyaz and Svyaz of the Republic of Komi – starting from 01.10.2004.

Structure of Expenses for 2005



Expenses for wages
33.7%
Unified Social Tax
7.4%
Other expenses
9.8%
Depreciation of fixed assets
11.9%
Services of external organizations
9.8%
Material expenditures
4.7%
Expenses for services of OJSC Rostelecom
17.3%
Expenses for services of communication operators
3.9%
Electricity
1.7%

In 2005 the structure of expenses did not change much as compared to the previous year. The following changes in the structure of expenses should be noted:

- an increase in the expenses for wages from 32.1% to 33.7%, which was related to the compensation pays to employees made redundant in the framework of Company reorganization that is under way;
- an increase in the share of "Other Expenses" from 8.9% to 9.8% was caused by the charging of expenditures for deduction to the universal servicing reserve in 2005;
- a reduction of the share of expenses for services of OJSC Rostelecom from 19.7% to 17.3% in connection with the reduction of the volumes of long-distance and international traffic.

Profit before taxes amounted to 2,829 million roubles in 2005, which was 838 million roubles or 42% more than the same index of the previous period.

Net profit of 2005 was 1,844 million roubles. The growth as compared to the year 2004 was 517 million roubles, or 39%.

6.6. Basic Efficiency Indicators of the Company's Activity

Table 11.

Indices	Unit of measurement	2004	2005	indices change rate (%)
Receipts per line	roubles	3 666.7	4 752.4	129.6
Net profit per line	roubles	316.9	430.0	135.7
Receipts per employee	roubles	448 314.8	644 089.1	143.7
Profit per employee	roubles	38 741.9	58 272.0	150.4
Number of lines per employee	pcs.	122.3	135.5	110.8

Handling the Accounts Receivable

OJSC NWT has carried out some work that consisted in coordinating the activities of its branches and providing methodological and practical assistance in the issues of debt repayment.

Table 7.

Item	2004	2005	Growth rate
	thousand roubles	thousand roubles	%
Returns from sales of goods, jobs, services	15 355 680	20 383 486	132.7%
including income from communication services	*14 779 309*	*19 715 442*	*133.4%*
Normal Operation Expenses	12 238 224	16 572 811	135.4%
Sale profit			
Operating income	3 117 456	3 810 675	122.2%
Operating expenses	559 639	1 290 689	230.6%
Non-sale income	1 384 277	2 123 835	153.4%
Non-sale (non-operating) expenses	373 391	562 785	150.7%
Profit before taxes	621 899	711 073	114.3%
Net profit	1 991 465	2 829 241	142.1%
EBITDA	1 326 987	1 844 135	139.0%
EBITDA, % of proceeds	3 656 273	5 454 644	149.2%
Profitability (at cost):	23.8	26.7	112.3%
sales profit, %			
profit before taxes, %	25.5	22.9	90.3%
net profit, %	16.3	17.1	104.9%
	10.8	11.1	102.6%

The profit from sales for the period in question increased by 22.2% and amounted to 3,810,675,000 roubles for the year. The income growth is accounted for by the increased volume of provided services and the increased rates level.

There was a certain reduction of sales profitability in the period under report as compared to the previous year, which can be explained by the excess of the costs growth rate (35.4%) over the proceeds growth rate (32.7%).

6.4. Structure of Income by Types and Categories of Consumers in 2005

Income from communication services by branches

Table 8

Branch	Income from communication services, thousand roubles		Growth rate
	2004	2005	
Artelecom of Arkhangelsk oblast	1 497 170	1 563 918	104.5%
Electrosvyaz of Vologda Oblast.	1 254 412	1 316 253	104.9%
Electrosvyaz of Kaliningrad Oblast	887 498	850 062	95.8%
Electrosvyaz of the Republic of Karelia	809 806	867 079	107.1%
Lensvyaz (2004 – 4th quarter)	489 123	1 777 703	
Murmanelectrosvyaz	1 515 994	1 512 186	99.7%
Novgorodtelecom	664 316	675 502	101.7%
PTN	6 572 245	6 819 579	103.8%
Svyaz of the Republic of Komi (2004 – 4th quarter)	470 150	1 592 877	
Electrosvyaz of Pskov Oblast	618 595	578 977	93.6%


Structure of OJSC NWT's Income in 2005
3,27 %
0%
0%
10,6%
1,24%
0,36%
6,15%
0,28%
29,21%
48,84%
Income from long-distance and international communications
Urban and rural telephone communications
Connections provided using all types of payphones
Document telecommunications
Radio communications, broadcasting, TV and satellite communications
Wire broadcasting
Mobile telecommunications
Connection and traffic passage services
Income from other communication services
Other income

Income of the Company by Types and Categories of Consumers

Table 9

Varieties of services	total, thousand roubles (without VAT)	including	
		from budgetary organizations, thousand roubles	from private customers, thousand roubles
Income from communication services and from connection and traffic passage services, total, including:	19 715 442	1 606 144	12 058 485
long-distance and international communication services	5 952 762	453 592	3 817 415
city telephone communications	9 205 180	880 152	6 590 935
rural telephone communications	749 020	71 362	597 307
from connections provided using all types of payphones	56 851	477	52 415
document telecommunication	1 254 348	136 471	780 387
radio communication, broadcasting, television and satellite communication	73 919	37 368	9 662
wired radio	252 218	23 674	206 793
mobile telecommunications	9 838	1 946	3 573
from connection and traffic passage services	2 161 307	1 102	0

The information has been provided on the basis of form 65 – Communications.

VI. RESULTS OF COMPANY'S DEVELOPMENT BY PRIORITY AREAS

6.1. Investment Policy

In the year under report, regional branches of OJSC NWT made investments in compliance with the basic areas set forth by the Company for the current year and making it possible to implement the entire package of various tasks facing the Company:

- to achieve the target figures of lines commissioning;
- to increase the network digitalization level, to develop and offer new hi-tech and highly profitable services on the basis of digital telephone exchanges;
- to eliminate the existing queue as much as possible;
- to fulfil the social commitments of the Company;
- to maintain the existing network structure in a proper state and to develop the infrastructure;
- to ensure a financial yield to a volume sufficient for covering the operating percentage expenses and for forming the rated profit at the level required for annual growth of return on equity.

Table 5

No.	Name of index	Unit of measurement	2004	2005	Rate of indicator change, 2005/2004 (in %)
1.	Funds invested in fixed capital – **total**,	million roubles	4 395	5 272	119
	investment areas:				
1.a	- fixed telephone communication;	million roubles			
	- cellular communication;		1 764	1 876	106
	- long-distance, international and intraareal telephone communication;		0	0	
	- new services;		394	677	172
	- data transfer networks and infrastructure;		490	311	63
	- investment in information technologies;		1 225	1 403	
	- other.		4%	6%	115
1.b		%	14%	23%	
2.	Proportion of own funds allotted for investment funding	%	49	56	
3.	Proportion of borrowed funds allotted for investment funding	%	51	44	

Capital investment funds in 2004 in the framework of the Federal Target Programme *Social Development of the Village till 2010* amounted to 32,925 thousand roubles, including own funds to the amount of 30,806 thousand roubles and funds of the federal budget to the amount of 2,119 thousand roubles.

Implementation of the Federal Target Programme *Social Development of the Village till 2010* was not planned for the year 2005.

6.2. Basic Indicators of Network Development

Table 6.

No.	**Indicators**	**Unit of measurement**	**2004**	**2005**	**Rate of indicator change, 2005/2004 (in %)**
1	Growth of the length of long-distance (central-office) telephone channels, total	thousand channel-km	2292.53	2614.94	1.14
	including those formed by digital transmission systems	thousand channel-km	1461.22	2623.64	1.80
2	Growth of the number of base telephone sets, total	thousand pcs.	112.80	103.85	0.92
	including urban telephone networks	thousand pcs.	100.56	93.60	0.93
	rural telephone networks	thousand pcs.	12.20	10.28	0.84
3	Growth of outbound automatic channels of long-distance telephone exchanges (AMTS), total	channels	503	1043	2.07
	including those of zone communication	channels	92	906	9.8

As compared to the year 2004, the growth of outbound automatic channels of long-distance telephone exchanges doubled. The increase in the figure is accounted for by the closure of direct AMTS-AMTS channels with further arrangement of AMTS-UAK (UAK = automatic control device) channels, arrangement of extra channels for passing the load with standard quality, commissioning of fibre-optic communication lines, arrangement of digital chains and the expansion of the number of digital satellite channels at branches of OJSC NWT.

The planned figure of the growth in the number of base telephone sets has been achieved (104% on the whole, 104% for city telephone networks and 112% for rural telephone networks).

6.3. Key Economic Indicators of the Company

The Open Joint-Stock Company OJSC North-West Telecom provides enterprises, organizations and the population of the Northwestern region with telecommunication services according to the available licenses.

Given below are the key economic indices of the Company's activities for 2005 as compared to the year 2004. The data for 2005 are given on the basis of the audited accounting reports. The data for 2004 are given taking into account the affiliation of the Leningrad Oblast branch and the Komi branch in the 4th quarter.

Profitability indices as compared to the year 2004 show a trend towards growth. In 2005 the volume of proceeds as compared to 2004 increased by 5,026,807,000 roubles (or by 32.7%) and reached 20,383,486,000 roubles for the year. The share of the income from communication services in the aggregate proceeds did not change in the year under report and amounted to 96.7%.

V. COMPANY DEVELOPMENT PROSPECTS

Priorities in the Field of Clients' Segments

OJSC NWT is going to aspire at achieving the market goals set forth in the approved Marketing Strategy of OJSC NWT.

Goals of the Company in the key markets and client segments:

1. Market of *promising services*:
 - Domination in the broadband access services market (xDSL, Metro Ethernet, etc.).
 - Increasing the income through expanding the range of services provided to broadband access subscribers (creating an NGN network infrastructure).
 - Stimulating the consumption of broadband access services through developing content applications on the basis of NGN.
 - Ensuring the leading positions in the market of dial-up access services (localized).
 - Ensuring the leading positions in the market of Call Centre services. Expanding the list of information and reference services.

2. *Corporate Clients* Segment:
 - Domination in the market segment of providing comprehensive services at real estate construction sites (business centers, industrial zones, etc.).
 - Increasing the income from available corporate clients through expanding the range and volume of provided and consumed services.

3. *Population* Segment:
 - Domination in the market segment of providing comprehensive services and telephone communications at residential real estate construction sites.
 - Satisfying the "profitable" queue.[3]
 - Enhancing the availability of voice services.

4. *Operators* Segment:
 - Cutting down expenses of the Company for channels leasing from communications operators.
 - Growth of income from sales of channel resources to communications operators.

5. Traditional Telephony:
 - Retaining the dominating positions in the market segment of traditional telephony.
 - Increasing the income of traditional telephony through providing additional forms of services.

Priorities in the Field of Regional Development

The key areas of OJSC NWT's development that will make it possible to strengthen its position in the market and to create prerequisites for retaining the growth of income and profitability:

- Improving the profitability of Company's business through:
  - concentration on highly profitable consumer segments of the market;
  - increasing the income per client through providing extra and comprehensive services, including the increase of the income from corporate clients through providing the services of creating corporate networks;
  - creating the conditions for retaining and expanding the existing subscriber base in respect of all forms of services provided.

- Strengthening the Company's market positions through:
  - creating an up-to-date telecommunications infrastructure;
  - enhancing OJSC NWT's orientation towards clients;
  - improving the consumer qualities of services (including servicing quality improvement);

[3] Payback period up to 7 years

  - pursuing a flexible competitive rate policy;
  - ensuring a competitive portfolio of services and developing it in the framework of the group of new promising services;
  - creating an up-to-date telecommunications infrastructure;
  - forming the value of the OJSC NWT brand through active promotion of services.

- Improving OJSC NWT's governance system for the purpose of improving the efficiency of Company's activities.

Priorities in the Field of Services

In 2006 OJSC NWT plans to place emphasis on the development of the market of promising services, which is the most rapidly developing and attractive market. According to the forecasts of the further development of the industry provided by the Ministry of Infocommunications and Telecommunications[4], the data transmission market will be the most rapidly growing segment of the market within the next few years. Its volume will grow to 74.6 billion roubles in 2008 and the bulk of this income will be from broadband access to the Internet.

The key areas and priorities of OJSC NWT's investment programme for 2006 are:

- Multiservice Network – services of broadband access to the Internet and data transmission services (over 73,000 xDSL ports are planned to be commissioned).
- A programme of improving the work with corporate clients (telecommunications services to interregional clients on the turnkey basis).
- Dial-up access to the Internet (over 7,000 ports).
- Satisfying applications from the population and legal entities for providing access to the telephone network.
- Providing telephone communication for new houses and apartments in St. Petersburg (30,000 lines).
- Construction of intraareal fibre-optic transmission lines.

The development of broadband access to the Internet and the simultaneous deployment of the multiservice network will make it possible for OJSC NWT to reach a serious technological advantage over the key competitors and will create prerequisites for a significant strengthening of the market positions.

To improve the efficiency of Company's activities in the market of promising services and to achieve the market goals set forth in the Marketing Strategy of OJSC NWT, a Programme for a Maximum Compensation for OJSC NWT's Proceeds "Lost" in Connection with the Forthcoming Demonopolization of the Telecommunication Services Market in 2006 was worked out. The document presents the organization plans of OJSC NWT related to organizing the sales and promoting the group of promising services in 2006-2008. In 2005 the share of the income from promising services amounted to 5.6% of the total income of the Company. It is expected that after the Programme is implemented in 2006, an income share 8.1% of the total income of the Company (9% in the income from communication services) will be obtained from promising services.

[4] D. Milovantsev. Prospects of the Development of Russia's Market of Telecommunications

4.3. Rate Policy of the Company

In 2005 the rate policy of the Company was aimed at increasing the profitability level of all kinds of communication services provided and was pursued in the following areas:

- proposals on changing the rates for local and long-distance telephone communication services were prepared and presented to the Federal Rates Service (FST) of Russia in July 2005;
- proposals on establishing rates for the service of intraareal telephone connection from a local telephone communication network to a mobile communication operator's network were prepared and presented to FST of Russia in December 2005;
- rates for services that are not regulated by the state were worked out, including rates for newly introduced services of the Company, taking into account the monitoring of the competition and the consumer demand level;
- the Price List for the Company's services was unified.

As a result of interaction with the Federal Rates Service of Russia, presentation and substantiation of changes in the rates for communication services regulated by the state, the following goals were achieved:

1. the rates for local telephone connection services (subscriber fee) with the subscriber payment system increased by 17.6 % for the population and by 14.5 % for organizations on the average for all branches of OJSC North-West Telecom;

2. the rates for the long-distance telephone connection service decreased by 5.8 % for the population and for organizations on the average;

3. on the whole, the average weighted index of rates change for local and long-distance telephone communication services of OJSC NWT was 1.085 in 2005.

The key strategic tasks of OJSC North-West Telecom in the field of the rate policy, the solution of which was continued or started in 2005 were:

- bringing the rates for regulated communication services stage by stage to the level of economically justified costs.
- bringing the rates to a level making it possible to plan and implement measures of network engineering development;
- working out and approving rate plans for local telephone communication services;
- working out and introducing package proposals for communication services in branches of OJSC NWT;
- introducing rates for the service of intrrazone telephone connection from a local telephone communication network to a mobile communication operator's network..

4.4. Other Areas Considered as Strategically Important for the Development of the Company

In 2005, one of the key areas of Company's activities was the development of new services, such as Internet services, services based on the Multiservice Network and Call Handlig Centres' services. The volume of capital investment in the development of new services in 2005 amounted to 284.4 million roubles, or 5.4% of the total volume of investment. One of the key investment objects has been the construction of the multiservice network. New services brought OJSC NWT 5.6% of all Company's income in 2005.

Internet Services

The income from Internet services made 88% of the income from new services provided by the Company in 2005. The growth of the income from providing dial-up access to the Internet made 55.5% as compared to the year 2004. The dial-up access subscriber base of the Company as of the end of 2005 was over 580 thousand subscribers, and the growth rate of the dial-up access subscriber base was 32.5% (60% in 2004). The decrease of the rate is accounted for by the outflow of subscribers consuming a large volume of traffic to the services of broadband high-speed access to the Internet. The dedicated access subscriber base of

OJSC NWT increased 4.5 times and reached 9.7 thousand subscribers in 2005. The growth of income from dedicated access subscribers amounted to 105 %.

The total capacity of the Company's modem pools as of the end of 2005 increased by 40% and amounted to 16,918 lines.

The number of the *Internet on Credit* service users was growing rapidly and amounted to 68% of all dial-up access subscribers as of the end of the year. The share of the income from the *Internet on Credit* service in the income from dial-up access amounted to 65%.

In spite of the fact that the overwhelming majority of subscribers use dial-up access to the Internet, an obvious trend is a higher growth rate of the demand for broadband access services.

Multiservice Network Services

In 2005 the Company continued its active construction of the multiservice network throughout the territory of the Northwestern Federal District.

As of the end of 2005, OJSC NWT's multiservice network included 265 access nodes, over 19,000 installed clients' ports, over 10,000 of which are used for clients' connections.

Using the powerful technological resource of the Multiservice Network, the company has been actively connecting both corporate clients and individuals to the Internet.

In 2005 the Company continued its work of providing communication services to big corporate clients both at the level of regions and at the interregional level. Listed below are the most significant projects implemented in 2005.

1. Arranging a corporate multiservice network for the North-West Bank of the Savings Bank of Russia; the project embraces seven of the ten branches; 400 points were connected as of the end of 2005.
2. Arranging a corporate multiservice network for LLC Euroset SPb; the project embraces eight of the ten branches; 14 points were connected as of the end of 2005 in Arkhangelsk Oblast.
3. Arranging a corporate multiservice network for CJSC Baltiysky Bank; the project embraces the St. Petersburg, Leningrad Oblast, Pskov and Murmansk branches and connects the central office in St. Petersburg with branches of the bank in the Northwestern Federal District.
4. Arranging a data transmission network for the Department of the Federal Tax Service for Arkhangelsk Oblast and the Nenets Autonomous District. Work has been done to connect 27 points and to arrange intraareal data transmission channels with connection to the ATM network using the xDSL technology and satellite data transfer channels.

Call Centre Services

As of the end of 2005, Call Centres were operating in 5 branches of the Company: Vologda, Karelian, Komi, Murmansk and St. Petersburg. OJSC Ladoga-Telecom provides information and reference services on the basis of the Call Centre of the Leningrad Oblast branch.

Call Centres provide information and reference services and outsourcing services. In 2005 operators of Call Centres handled about 50 million calls, including over 8,000 connected with paid services. The income of OJSC NWT from providing paid Call Centres' services amounted to 90.8 million roubles in 2005 and grew by 7% as compared to the previous year. The list of branches' information and reference services is being constantly expanded.

Interaction of Alcatel 7300 access multiplexors with the equipment of telematic service centers, including the Internet centre, is ensured by the base switchboard ATM Alcatel 7470. El and STM-1 transport streams with the switching of ATM cells are used as aggregate channels. Aggregate connections are ensured using the resources of the intraareal primary network and digital networks of external operators.

2. Extra Equipment of the Multiservice Network of OJSC NWT's Interregional Companies for Providing IP VPN Services to the *Corporate* Client of the North-West Bank of the Savings Bank of Russia on the Basis of the IP MPLS Technology (starting from 2004).

In the framework of the project, connection was provided at company branches for divisions of the North-West Bank of the Savings Bank of Russia, which render services to the population, which has made it possible to complete a large-scale project of creating a telecommunication network of the North-West Bank of the Savings Bank of Russia, having united all sites of the North-West Bank of the Savings Bank of Russia into a single virtual corporate distributed data transmission network.

The following work has been done in the framework of dealing with the introduction of new and promising technologies on OJSC NWT's networks:

- Arranging a pilot zone and carrying out STP testing on the network of the PTN branch of OJSC NWT. The work was done for the purpose of preparing OJSC NWT networks for demonopolization of the telecommunications market.
- A Concept for the Development of OJSC NWT's Multiservice Network Infrastructure for Providing Up-To-Date Services and Migration to NGN Networks has been worked out. The Concept is based on an analysis of the experience and development trends of the world market of telecommunications taking into account the existing state of the telecommunications market in the Northwestern Federal District.
- A feasibility study of investment for Creating an Integrated Call Service System for OJSC NWT has been prepared.

The implementation of the projects in 2005 has made it possible to achieve the following figures:

- The total number of installed access centers is 268, that with the total number of ADSL ports is 12464 and that with ShDSL is 3984. The figures for the branches are given in Table 3.
- Over 400 sites of the North-West Bank of the Savings Bank of Russia have been connected.
- The strategic areas of OJSC NWT's infocommunication network development have been established in respect of creating a multiservice network for providing up-to-date communication services.
- Comprehensive engineering solutions have been obtained for creating an integrated call service system for providing up-to-date telecommunication services to users and increasing the income of the Company.

Table 3.

Branch	Number of multiservice network access centres Alcatel 7300 Alcatel 1540LS	Total number of access equipment ports	
		ADSL	G.ShDSL
Artelecom of Arkhangelsk oblast,	18	1320	480
Electrosvyaz of Vologda Oblast.	22	680	408
Novgorodtelecom	24	984	288
Electrosvyaz of the Republic of Karelia	25	2024	408
Murmanelectrosvyaz	28	1416	504
Electrosvyaz of Pskov Oblast	12	560	192
Electrosvyaz of Kaliningrad Oblast	30	1272	744
Petersburg Telephone Network	34	1104	324
Svyaz of the Republic of Komi	34	1104	408
Lensvyaz	40	2000	228
OJSC NWT	268	12464	3984

Wired-Radio Networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Primary Networks

Local Primary Networks

Local primary networks of OJSC NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; and subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-16 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nx of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-120, IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL (NxE1, E3) technology.

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central Office Primary Networks

In 2005 the length of the transmission lines increased by 1160.35 km, including fibre-optic transmission lines – by 738.95 km, and digital radio-relay transmission lines by 421.4 km.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 4

Branch	Length of transmission lines, km	
	Cable	Radio-relay
Artelecom	310.7	454.4
Electrosvyaz of Vologda Oblast.	1389.9	100.6
Electrosvyaz of Kaliningrad Oblast	1479.4	0
Electrosvyaz of the Republic of Karelia	702.6	165.3
Murmanelectrosvyaz	771.6	43.9
Novgorodtelecom	938.1	348.5
Electrosvyaz of Pskov Oblast	2224.8	0
Lensvyaz	1266.5	5.8
Svyaz of the Republic of Komi	1595	1975.2
Total for OJSC NWT	10678.6	3093.7

IV. PRIORITY AREAS OF THE COMPANY'S BUSINESS

4.1. Basic Areas of Company's Development

Local Stationary Telephone Networks, Including City and Rural Networks

One of the most important objectives of the Company's development is the upgrading of the obsolete and worn analog equipment and the increase of the communication network digitalization. At the moment, renovation and updating of the telecommunication networks of OJSC North-West Telecom are under way. 392.357 thousand lines were commissioned in 2005, including 236.841 thousand lines that have been allocated for replacement of analog equipment. 373.661 thousand lines were commissioned on city telephone networks and 18.696 thousand lines on rural networks in 2005.

Number of telephone exchanges, installed and commissioned capacity of the telephone exchanges of city and rural telephone networks (as of 31st December 2005)

Table 1

Branch	Number of telephone exchanges		Installed capacity		Commissioned capacity, total lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Artelecom	83	465	323420	66536	295816	58376
Electrosvyaz of Vologda Oblast.	45	432	292027	66789	275790	59061
Electrosvyaz of Kaliningrad Oblast	55	192	182017	22226	165841	18758
Electrosvyaz of the Republic of Karelia	43	183	196077	28324	185162	25610
Murmanelectrosvyaz	51	37	295229	12771	283225	11504
Novgorodtelecom	92	262	176326	30320	156151	25097
Electrosvyaz of Pskov oblast	51	333	119695	41374	112981	33380
PTN	314	0	2167640	0	1951093	0
Lensvyaz	116	345	376884	92174	354801	82816
Svyaz of the Republic of Komi	45	297	259266	60524	240310	54602
Total for OJSC NWT	895	2546	4388581	421038	4021170	369204

The level of digitalization on the local telephone network of OJSC North-West Telecom as of 31st December 2005 is 53.69% on the whole, that on city telephone networks is 56.56% and that on rural telephone networks is 23.76%.

Long-Distance and International Telephone Network

At the moment, 15 automatic long-distance telephone exchanges operate in branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

There are switching halls and two-frequency semiautomatic equipment for the servicing of the non-automatic part of exchange at automatic long-distance telephone exchanges.

The telephone networks at the long-distance and international level have been almost completely digitalized. The intraareal primary network of OJSC North-West Telecom is based on the use of cable, radio-relay and aerial transmission lines. Both analog and digital transmission systems are used on cable transmission lines. In 2005 the growth of the length of long-distance telephone channels made 2614.94 thousand channel-km, including those formed by digital transmission systems - 2623.64 thousand chan.-km.

Wireless Networks

In the Artelecom branch of Arkhangelsk Oblast, an SPS network of the NMT-450 standard operates. As of the end of the year 2005 the network included 33 base stations installed in 22 settlements, and 1 mobile communication switching centre. The installed capacity of the switchboard is 9600 lines.

Trunking networks are organized on the basis of mobile radio telephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations – BS – in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Leningrad Oblast, 2 BS in Novgorod and 2 BS in Vologda).

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

Composition and number of wireless communication networks subscribers for branches of OJSC NWT (as of 31.12.05)

Table 2.

Branch	Number of subscriber stations connected to the network, pcs.		
	Cellular mobile communication (NMT-450)	Trunking	Subscriber radio access
Artelecom	1997	83	
Electrosvyaz of Vologda Oblast.		140	1599
Electrosvyaz of Kaliningrad Oblast			
Electrosvyaz of the Republic of Karelia			128
Svyaz of the Republic of Komi			
Lensvyaz		181	1805
Murmanelectrosvyaz			253
Novgorodtelecom		174	459
Electrosvyaz of Pskov oblast			111
PTN		842	1588
Total for OJSC NWT	1997	1420	5943

OJSC NWT is developing modern data transfer and telematic service networks ensuring corporate users' data exchange, access to the Internet, e-mail and visual communication and is working on resolving the issues of introducing new and promising technologies.

4.2. Implemented Projects of Regional Multiservice Networks (Data Transfer Networks) Construction (Expansion, Upgrading)

Regional multiservice networks were developed in 2005 in the area of building broadband access networks for the provision of xDSL access to the multiservice network of OJSC NWT's interregional companies. The following projects were implemented for that purpose:

1. *Extra Equipment of the Multiservice Network of OJSC NWT's Interregional Companies. Arrangement of a Broadband Access Network of a Branch of OJSC NWT* (for 10 branches of the Company).

As a result of project implementation in regions, the capacities of OJSC NWT's unified infocommunication infrastructure were expanded on the basis of the xDSL Alcatel 7300 and LS 1540 equipment in resolving the following tasks of introducing up-to-date telecommunications services:

- building data transfer networks for corporate clients with a branched network;
- providing broadband access to the Internet for legal entities and individuals within the responsibility area of Company's branches;
- including new Alcatel 1540 equipment in the unified system of multiservice network management.

PRESS RELEASE/North-West Telecom markets @vangard-branded broadband Internet access service in the Novgorod Regio

From June 19, 2006 OJSC "NWT" provides ADSL access to the Internet for Velikiy Novgorod city and Novgorod Region residents. The service is marketed under the @vangard brand.

The ADSL technology makes possible a high-speed permanent Internet access channel using the existing telephone line. The telephone remains available, while the maximum speed of receiving information may be up to 8 Mb/s. The @vangard brand supposes several connection options under various rate plans, including those with an unlimited traffic.

The @vangard service is available in Velikiy Novgorod as well as in all district centers of the Novgorod Region. This is a result of the purposeful activity of North-West Telecom for developing and expanding up-to-date data transmission networks.

Information about the connection terms and rates of charges is available from the Customer Centers of NWT's Novgorod branch. The specialized @vangard product web-site provides Novgorod's Internet users with the opportunity to find detailed information on the service, express their opinion, ask questions to professionals of the branch in the "Questions and answers" section as well as apply for Internet connection in the region.

The broadband Internet access services are a promising line of development which OJSC "North-West Telecom" successfully implements in the region. First provided by NWT in St. Petersburg in February 2006, the @vangard-branded Internet access service became available to customers in Pskov city and Pskov Region in early June 2006.

PRESS-RELEASE/Starting from 1st July, calls from fixed communication networks to mobile phone sets will be paid by the calling party

On 1st July an amendment to article 54 of the federal law On Communication, abolishing the fee for incoming calls to any phone set, is taking legal effect. At the same time, a fee will be introduced for calls from fixed network phone sets to cellular numbers. In compliance with the resolution of the RF Government No. 310 dated 18th May 2005, all calls from fixed network phone sets to cellular numbers are considered as intraareal calls (call within the boundaries of one entity of the federation - a republic, territory or region) and, consequently, they shall be paid for.

On 19th June 2006 the RF Federal Rates Service established rates for outgoing connections (calls) of fixed communication subscribers with mobile (cellular) communication subscribers for OJSC North-West Telecom in Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republics of Karelia and Komi and St. Petersburg. The rate has been established at 1.50 roubles per minute of an outgoing connection.

The changes in the rates will concern only regional (oblast) centers, which have not been paying for connections with cellular communication subscribers registered in the oblast center. For subscribers residing in district centers or in other settlements of the region (oblast), the price of outgoing connections (calls) with cellular communication subscribers will remain unchanged: the fee will be exacted at the existing rates for intraareal connections, approved for subscribers of OJSC NWT in each region (established on the basis of the Order of the Federal Rates Service No. 732-s/b of 20.12.2005).

In setting rates for calls from fixed communication telephone network to mobile (cellular) communication operators networks, a scheme similar to the rates scheme of intraareal and long-distance and international connections is used (on the basis of the "Rules of Providing Services of Local, Intraareal, Long-Distance and International Telephone Communication"). I.e., a scheme of per-minute rates starting from the fist second of connection is used, calls lasting less than six seconds are not to be paid for.

If a fixed network subscriber gives a phone call to a phone set of a cellular subscriber in roaming, the former will pay at the established rate for an intraareal connection, while the costs of the roaming service will be borne by the cellular communication subscriber to his/her cellular network operator.

Clients may obtain more detailed information from Clients Servicing Centres at branches of OJSC NWT and in the Internet offices of OJSC North-West Telecom's branches in the Rates section.

The system, under which the calling party pays for calls, is used in most countries of the world. The legislative initiative creates conditions for OJSC NWT and other fixed communication operators equal with cellular companies. To implement the "caller must pay" principle, appropriate inter-operator contracts must be signed by all communication operators. A significant part of the income gained by OJSC NWT for calls from fixed network phone sets to cellular operator's phone sets will be used for payment for cellular communication operators' services.

PRESS-RELEASE/Fitch Ratings Has Assigned to OJSC North-West Telecom the A (rus) National Rating with the Stable Forecast

On 21st June 2006 the international rating agency Fitch Ratings assigned to OJSC North-West Telecom the A (rus) national priority unsecured rating with the Stable Forecast.

Besides, Fitch Ratings assigned the A(rus) ratings to issued bonds of OJSC North-West Telecom: to the second issue of bonds worth of 1.5 billion roubles to be retired in October 2007 and to the third issue of bonds worth of 3 billion roubles to be retired in February 2011.

The ratings reflect the opinion of Fitch Ratings' experts that North-West Telecom has:

- good positions for maintaining the dominating standing in the market as a regional traditional communications operator;

- one of the most efficient operating activities among Russia's communications operators, which makes it possible to save on expenses and to maintain profitability.

Fitch Ratings' analysts note: "The score assigned by Fitch Ratings to North-West Telecom takes into account moderate relative ratios of the company's debt. E.g., late in 2004, the net debt to EBITDA was 1.7x, while the ratio of net debt to funds from operating activities was 2.4x. Such relative debt indices are the lowest among traditional communications operators in Russia.

Commenting on this event, Venera Khusnutdinova, Chief financial officer, noted: 'Only two companies in Russia were assigned the A (rus) rating with the Stable forecast, and one of them is North-West Telecom. The fact that such a high credit rating has been assigned is a recognition of the positive results of work done by the Company to improve its efficiency, especially in the framework of pursuing a well-balanced debt policy. Besides, this proves once again the excellent credit quality of NWT and improves the attractiveness of the Company for all participants of the financial market'.

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 3 0 0 6 2 0 0 6

(the date of making up the list of affiliated parties of the joint-stock company)

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

General Manager	____________ (signature)	V.A. Akulich Full name
Date ____ " ______ July ______ 20 06 .	Official seal	

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

I. The namelist of affiliate partied as of 30 06 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.0006	0.0006
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
4	Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
5	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
6	Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
7	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
8	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
9	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
10	Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.14	0.09
11	Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.03.2006	-	-
12	Vikentiy Alexandrovich Kozlov	Syktyvkar, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.17	0.20
13	Sergey Alexandrovich Orlov	Moscow, Russia	The person is a Member of the Company's Management Board	28.11.2005	-	-
14	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
15	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.002
16	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
17	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
18	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0009	0.00001
19	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
20	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.03	0.03
21	Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0001	0.0001
22	Svyaz Investment Company - Closed Joint-Stock Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	0.21	0.03
23	AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.07.2005	0.16	0.21
24	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
25	Parma-Paging Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
26	"Svyazist" Recreation and Disease Prevention Centre - Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.11.2003	-	-
27	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.11.2003	-	-
28	NWT-Finance Limited Liability Company	office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.10.2004	-	-
29	Artelecom Service Limited Liability Company	4, proyezd Priorova, Arkhangelsk, 163071	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
30	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
31	Parma-Inform Limited Liability Company	160, ul. Internatsionalnaya, Syktyvkar, the Komi Republic, 167982	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
32	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
33	Commercial Television and Radio Closed Joint-Stock Company	6, ul. Parashutnaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
34	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
35	Medexpress Insurance Closed Joint-Stock Company	14/26 ul. Gorokhovaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.11.2000	-	-
36	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
37	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	-	-
38	Dancell, Saint Petersburg Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
39	Investment Communication Company - Open Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties to which the Company belongs (1. the party is entitled to control over 50% of the Company's voting shares, 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party	12.05.1998	39.53	50.76
40	Mobile Telecommunications Closed Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
41	Volgatelecom Open Joint-Stock Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
42	Nizhny Novgorod Teleservice Limited Liability Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	14.07.2005	-	-
43	TeleSvyazInform Closed Joint-Stock Company	13, ul. Bolshevistskaya, Saransk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
44	RTCOM Closed Joint-Stock Company	15, ul. Kosareva, Saransk, the Russian Federation	The party belongs to the group of parties, to which the stock company belongs	09.03.2005	-	-
45	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Nizhny Novgorod, Russia	The party belongs to the group of parties, to which the stock company belongs	20.08.2004	-	-
46	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
47	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
48	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
49	VyatkaSvyazService LLC	43/1, ul. Drelevskogo, Kirov, 610016	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
50	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the stock company belongs	13.10.2003	-	-
51	Digital Telecommunications Closed Joint-Stock Company	20, ul. Shumilova, Cheboksary, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
52	Izhcom Limited Liability Company	278, ul. Pushkinskaya, Izhevsk, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
53	Omriks IKS OJSC	10, ul. Tereshkovoy, Orenburg, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
54	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
55	Giprosvyaz- Nort-West LLC	11a, Konstantinovsky pr., Saint Petersburg	The party belongs to the group of parties, to which the stock company belongs	01.02.2005	-	-
56	Giprosvyaz- Siberia LLC	15/3, ul. Vystavochnaya, Novosibirsk, 630078	The party belongs to the group of parties, to which the stock company belongs	26.01.2004	-	-
57	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the stock company belongs	15.01.2003	-	-
58	Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
59	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
60	Sakhalinugol-Telecom Closed Joint-Stock Company	32, ul. Karla Marxa, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the stock company belongs	29.07.2005	-	-
61	Integrator-RU Closed Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690950	The party belongs to the group of parties, to which the stock company belongs	31.05.2005	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
62	A-Svyaz OJSC	7, ul. Shevchenko, Blagoveshchensk, Amurskaya oblast, 675000	The party belongs to the group of parties, to which the stock company belongs	23.06.2006		
63	Wireless Information Technologies Limited Liability Company	220, ul. Lenina, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the stock company belongs	14.04.2005	-	-
64	Rostelecom Open Joint-Stock Company for long-distance and international electric communication	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.002	0.002
65	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
66	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 147427	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
67	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 121021	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
68	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
69	RTK-Tsentr CJSC	15a, ul. Kalanchevskaya, Moscow, 107078	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
70	SK Kostars CJSC	2, ul.Korchagina, Moscow, 129278	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
71	Globus-Telecom CJSC	38, ul. Obraztsova, Moscow, 127018	The party belongs to the group of parties, to which the stock company belongs	03.04.2006	-	-
72	Zebra-Telecom CJSC	24, ul. Trubnaya, block 3, Moscow, 103051	The party belongs to the group of parties, to which the stock company belongs	13.06.2006		
73	Telecomcity CJSC	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
74	Informtek LLC	7, ul. Sokhanya, Yalta, Crimea, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
75	Health and Rest Center "Malakhit" LLC	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
76	Sibirtelecom Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
77	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the stock company belongs	25.08.2004	-	-
78	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
79	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
80	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
81	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
82	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
83	ATS-32 CJSC	94, ul. Mira, Irkutsk, 644002	The party belongs to the group of parties, to which the stock company belongs	27.06.2006		
84	GSM Cellular Phone of KUZBASS CJSC	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
85	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
86	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
87	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the stock company belongs	30.06.2004	-	-
88	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.001	0.001
89	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	01.01.2000	-	-
90	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
91	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
92	Postbank Joint Stock Commercial Innovation Bank of Communication and Information Support Development - Closed Joint-Stock Company	68, ul. Lenina, Perm, 614096	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
93	Permtelecom Limited Liability Company	45, ul. Podlesnaya, Perm, 614062	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
94	Perm Television and Radio Broadcasting company "Ural-Inform TV" - Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
95	TV Channel Association – Closed Joint-Stock Company	4, Vitebskaya ul., Chelyabinsk, 454126	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
96	Telephone company – Ural – Closed Joint-stock Company	18-b, ul.Tekhnicheskaya, Ekaterinburg, 620090	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
97	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
98	Vladimir Teleservice Closed Joint-Stock Company	20, ul.Gorokhovaya, Vladimir, 600017	The party belongs to the group of parties, to which the stock company belongs	30.11.2002	-	-
99	Telecom of Ryazan oblast CJSC	36, ul. Svobody, Ryazan, 390006	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
100	TsentrTelecomService CJSC	23, ul. Proletarskaya, office 101, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
101	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
102	TverTelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the stock company belongs	01.10.2004	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
103	Vladimir Payphone LLC	32"A", pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
104	MobilCom LLC	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the stock company belongs	01.01.1999	-	-
105	Telecom-Stroy LLC	6, 2nd Minsky per., Ivanovo, 153017	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
106	Telecom-Terminal LLC	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
107	Teleport Ivanovo CJSC	90, ul. Tashkentskaya, Ivanovo, 153035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
108	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
109	ATSr Closed Joint-Stock Company	22-A, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the stock company belongs	22.11.2005	-	-
110	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
111	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the stock company belongs	11.03.1999	-	-
112	Orbita Health Improvement Centre - Open Joint-Stock Company	the village of Olginka, Tuapse district, Krasnodar krai, 325840	The party belongs to the group of parties, to which the stock company belongs	18.12.2000	-	-
113	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the stock company belongs	29.06.2004	-	-
114	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
115	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd, 400131	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
116	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	25.03.2003	-	-
117	Creative Association Accent – Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	19.11.2004	-	-
118	Factorial-99 LLC	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
119	Yugsvyazstroy Closed Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar, 350040	The party belongs to the group of parties, to which the stock company belongs	24.01.2001	-	-

II. Amendments to the list of affiliated parties within the period

from 01 04 2006 **till** 30 06 2006

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Amendments to the list of the Management Board upon the decision of the Company's Board of Directors**	**03.04.2006**	**03.04.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.003

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.03.2006	-	-

Notice on essential fact
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code (codes) of the essential fact (facts)	*0600119A01062006, 0900119A01062006*

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*
2.2. The state registration number of securities issue (extra issue) and the date of registration by the state: *4-03-00119-A of 28.12.2004*
2.3. Name of the registering authority that effected the state registration of the securities issue (extra issue): *Federal Service for Financial Markets of Russia (FSFR of Russia)*
2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) yielded by the Issuer's Bonds and date of making up the minutes (of the session) of the said body taking the decision: *this (fifth) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established in the amount of 9.25% by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC North-West Telecom on 26th October 2004.*
2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *the amount of this (fifth) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established by the Order of the General Manager dated 03rd March 2005*
2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005*
2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the fifth coupon period: *69,180,000 (sixty nine million one hundred and eighty thousand) roubles*

Interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.* 2.8. Form of yield payment on Issuer's securities: *money* 2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *01.06.2006* 2.10. Total amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer: *345,900,000 (three hundred forty five million nine hundred thousand) roubles.* 2.3. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the fifth coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred and eighty thousand) roubles.* 2.5. Fact of Issuer's commitment execution or non-execution (default): *the Issuer's commitments have been fully executed* 2.6. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed*

3. Signature
3.1. General Manager ¬____________________V.A. Akulich 3.2. Date 01st June 2006 Official seal

The annual remuneration for the entire the Board of Directors is established as a percentage of the Company's EBITDA according to the data of accounting according to the IFRS for the reported year and a percentage of the Company's net profit allocated for dividend payment based on the results of the reporting year. The standard (percentage) of deductions for the calculation of the annual remuneration is determined by the decision of the general meeting of the shareholders.
In 2005 the total amount of remuneration to Members of the Management Board was 27,047,597 roubles, including quarterly remuneration in the amount of 11,439,468 roubles and the total amount of the annual remuneration according to the standards approved by the Annual General Meeting of the Shareholders in 2005 which includes the adjustment of annual remuneration in respect of changes in the capitalization level of the Company amounted to 2,998,882 roubles.

13.2. General Manager

Vladimir Alexandrovich Akulich – General Manager – Chairperson of the Management Board

Vladimir Alexandrovich Akulich was born on August 23, 1956 in the city of Klaipeda, Lithuanian SSR.
In 1978, he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications and was qualified as telecommunications engineer.
Candidate of Economic Sciences (2003) – Institute of Economic Management, St. Petersburg.
1995 – a course in marketing and business at the Duke University (the USA).
1996 -1997 – courses of business at Sonera schools of business (Finland).
2000 – Manager of the branch OJSC PTN - Long-Distance and International Telephone
2000-2002 – Director in Charge of Long-Distance and International Communication – Manager of the branch OJSC PTN – GMMTTU.
2002-2003 – Deputy General Manager in Charge of Strategic Development and Technological Policy of OJSC North West Telecom.
2003-2004 – Vice-President of LLC OK GROS
Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

According to the Articles of Association of the Company, the General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

The labor conditions, guarantees and compensations to the General Manager during his/her term of office are established by the contract of employment to be approved by a decision of the Board of Directors of the Company.

13.3. Management Board

Nikolay Gennadyevich Bredkov – Deputy General Manager in charge of Corporate Governance – Member of the Management Board of OJSC NWT

Nikolay Gennadyevich Bredkov was born on 25.05.1953 in the settlement of Nordvik, Krasnoyarsk Kray.
In 1975 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications;
In 1991 he graduated from the Red Banner of Labor Moscow Institute of Communications, majoring in Economics and Organization of Communications.
From 1975 till 1978 he worked as an engineer for the Leningrad Department of the Central Research Institute of Communications.
In 1978-1989 he made a career from an engineer to the manager of the Laboratory of Industrial Engineering and Production Management (NOT I UP) of the Leningrad City Telephone Network.
Since 1989, he worked for OJSC Petersburg Telephone Network (OJSC PTN), and from 1994 till 2001 he was the Deputy Director in Charge of Economics and Finance.

Since January 2001 - Director in Charge of Structural Re-organization – Manager of the Structural Re-organization Department of the Corporate Management Service of OJSC PTN, OJSC North West Telecom (OJSC NWT).
Since April 2002 up to the present time, he has been the Deputy General Manager – Corporate Governance Director of OJSC North West Telecom.
From June 2005 up to the present time he works in a position of the Deputy General Manager on Corporate Management of OJSC NWT.
Family status: married, with a son.
Holds shares of the Company: 26,400 common shares and
10,800 preferred shares.
Share of participation in the authorized capital: 0,0033%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Vikenty Alexandrovich Kozlov – Regional Manager of the "Svyaz of Komi Republic" Branch, Member of the Management Board of OJSC NWT

Vikenty Alexandrovich Kozlov was born on February 2, 1949 in the city of Syktyvkar, the Autonomous Soviet Republic of Komi.
In 1968 he graduated from the Archangel College of Electric Communications majoring in the «Regional Electric Commuinications and Radio Broadcasting».
In 1977 году he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in «Multichannel Electric Communications».
During 1977-1985 worked as a Head of the Urban and Rural Telephone Communications Service productin and technical management in the Komi Republic (PTUS Komi ASSR).
1985-1987 held the position of the Chief of the Field Chasseurs Service.
1987-1994 held the positions of the Chief Engineer of the PTUS Komi ASSR, of «RosSvyazInform» - the State Communications and Informatics Enterprise of the Komi Republic, of the Technical Director of OJSC «Svyaz», Komi Republic.
1994-2004 worked as a Director General of OJSC «Svyaz», Komi Republic.
From October 01, 2004 up to the present time is working as a Director General of the OJSC NWT branch "Svyaz Komi republic».
Doctor of Economics and Management (2001, the International Academy of Management).
Took probation training in:

- «Enterprise Management during Transition to Market Economy» (Germany, 1993),
- Studying the S-12 hardware (Belgium, 1994) ,
- Organizing modern telecommunications (USA,1996).
- Strategic Marketing (Australia, 1997).

Holds State Awards by the Russian Federation and the Republic of Komi.
Has the titles of the «Honorary Telecommunications Worker of the Russian Federation», «Master of Telecommunications» awarded, etc.
Family status: married, with two children.
Holds shares of the Company: 1 743 886 common shares and
156 324 preferred shares.
Share of participation in the authorized capital: 0,1679%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Sergey Alexandrovich Orlov – Executive Director – Director of the Department of International Cooperation of OJSC «SvyazInvest» - Member of the Board of OJSC NWT

Sergey Alexandrovich Orlov was born on November 07, 1962 in the town of Izmail, Odessa Oblast.
In 1986 he graduated from the Moscow State Institute of International Relations of the Ministry of Foreign Affairs(MSIIR MFA), USSR, majoring in «International Relations».
Upon graduating from the MSIIR MFA USSR workedcin the central and foreign offices of the MFA USSR and Russia. In 1999 – 2001 occupied the post of First Secretary of the Department of Information and Publications of MFA Russia.

In April 2001 occupied the position of Deputy Director of the Department of International Cooperation of OJSC «SvyazInvest».
Since 2001 and up to the present time he is working as anExecutive Director – Director of the Department of International Cooperation of OJSC «SvyazInvest».
From September 2004 till June 2005 was a Member of the Board of Directors, OJSC NWT.
Family status: married, with a son.
Owns no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Oleg Viktorovich Popov – Deputy General Manager, Commercial Manager of OJSC North West Telecom

Oleg Viktorovich Popov was born on May 24, 1968 in the town of Vinnitsa (the Ukraine).
In 1990 he graduated from the Leningrad Lensoviet Higher Military School of Communication (now the University of Communication).
Since January 1999 till April 2003. The VTN Group of Companies (CJSC Peterburg –Vneshtrans, CJSC VTN Agency), Business Development Manager, Head of the Comprehensive Projects Department, Manager of the Coordination and Marketing Center.
Since May 2003 till September 2004 – CJSC Ford Motor Company, Head of the Logistics and Customs Clearance Department.
From October 2004 up to the present time he has been the Deputy General Manager – Commercial Manager of OJSC North West Telecom.
Family status: married, with three children.
Holds no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Oleg Anatolyevich Semanov – Deputy General Manager, Manager in Charge of Technical Policy Development of OJSC North West Telecom

Oleg Anatolyevich Semanov was born on May 29, 1967 in the city of Krasnodar.
In 1992, he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in «Automatic Electric Communications».
In 1992-1998 he worked as an engineer – the principal engineer at the automatic long-distance telephone exchange of the city of Arkhangelsk.
In 1998, he was moved to the position of the Communication Network Operation and Operational Technological Management Manager to the Main Board of OJSC Artelecom of Arkhangelsk Oblast.
Starting from November 2002 he was the Deputy Regional Operation Manager of the branch Artelecom of Arkhangelsk Oblast of OJSC North West Telecom, and since October 2003 he has been the Deputy Regional Development Manager.
Since November 2003 till June 2005 he has been the Deputy General Manager – Strategic Development and Technological Policy Manager of OJSC North West Telecom.
Since June 2005 up to the present time he occupies the position of the Deputy General Manager, Manager in Charge of Technical Policy Development of OJSC NWT.
Family status: married, with a son and a daughter.
Holds shares of the Company: 19,466 common shares and
4,368 preferred shares.
Share in the Charter Capital: 0,0021%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Maya Mikhaylovna Semchenko – Chief Accountant of OJSC North West Telecom – Member of the OJSC NWT Management Board

Maya Mikhailovna Semchenko was born on 20.07.1967 in Leningrad.
In 1989, she graduated from the Leningrad Institute of Ship-Building awarded the Order of Lenin, majoring in Economics and Organization of Engineering Industry.

In 1996, she was given the certificate of a professional manager at the Open University of Great Britain; and in 1997, she received the accountant's qualification certificate.
From 1992 until 2000, she worked for CJSC Delta Telecom, where, from 1995 until 1999, she held the position of Chief Accountant and from 1999 until 2000 the position of the Company's Financial Manager.
From February 2000, she was the Chief Accountant of OJSC Petersburg Telephone Network.
From April 2002 up to the present time, she has been the Chief Accountant of OJSC North West Telecom.
On 25.11.2003 she was awarded the title of the "Best Accountant in Russia of 2003" by the Association of Accountants and Auditors «Sodruzhestvo (Concord)».
Family status: married, with a daughter and a son.
Does not hold any shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Irina Vladimirovna Tambovskaya – Director of the Department of Personnel Management of OJSC NWT– Member of the Board of OJSC NWT

Irina Vladimirovna Tambovskaya was born August 03 1970 in Leningrad.
In 1992 he graduated from the A.I.Gertsen Leningrad State Pedagogical Institute majoring in «Foreign Languages».
1994-1995 worked as a Personne Training and Selection Manager for the «IntourRianta» JV.
1995-1997 was an Analyst in the Personnel Department of «Gillette International», Ltd.
1998 - 2001 occupied the position of Personnel Manager in «Motorola» CJSC.
2001-2004 worked as a Regional Director, NW «Kelly Services, CIS», Ltd.
From June 2004 to March 2005 held the position of the Deputy Director, Department of Logistics and Special Operations, Ministry of Information Technologies and Telecommunications, RF in Moscow.
From April 2005 up to the present time she is the Director of the Department of департамента Personnel Management, OJSC NWT.
Family status: divorced, with a son.
Holds no shares of the Company.
No deals on purchasing or alienating the Company shares executed over the reported period.

Leonid Zigmundovich Tufrin – Regional Director of the PTN Branch of OJSC North West Telecom
Leonid Zigmundovich Tufrin was born on March 26, 1947 in the town of Polyarnoye, Murmansk Oblast.
1970-1978 – the Northwestern Polytechnic (SZPI), qualified as mechanical engineer.
1995 – studies at the Fuqua School of Business, Duke University, the USA, qualified as telecommunications manager.
1994 – 2004 – Manager of the Nekrasovsky Telephone Communications Central of the Petersburg Telephone Network branch of OJSC North West Telecom.
From 2004 up to the present time he has been the Regional Manager of the PTN branch of OJSC North West Telecom.
Family status: married, with a son.
Holds shares of the Company: 52 common shares and
8,400 preferred shares.

Share in the Charter Capital: 0,0007%.
No deals on purchasing or alienating the Company shares executed over the reported period.

Venera Adykhamovna Khusnutdinova – Deputy General Manager, Director in Charge of Economics and Finance of OJSC North West Telecom – Member of the Board OJSC NWT

Venera Adykhamovna Khusnutdinova was born on August 27, 1973 in Tashkent, Uzbekistan.
In 1995 she graduated from the Department of Finance, Credit and International Economic Relations of the St. Petersburg State University of Economics and Finance, majoring in "global economics" and from Universite Dauphine - Paris IX, majoring in "economic and social management".

The Russian RTSI and Telecom indices for 2005


1200
1100
1000
900
800
700
600
500
400
300
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
RTS +83
Telecom +25%

Note: To benchmark the OJSC NWT capitalization rate the standard indices are taken – the principal indicators of the stock market – the RTSI Index and the Telecom Index[6].

After levelling out the intra-industry effect, the «net capitalization growth», that is the growth due to the successful operations as demonstrated by the Company itself, reached 56 per cent above the Telecom Index.

Capitalization of inter-regional companies in 2005


UralSvyazInform 2%
VolgaTelecom 27%
SibirTelecom 37%
NWT 81%
TsentrTelecom 80%
UTC 90%
DalSvyaz 127%

Undoubtedly, the growth of the principal financial and economic indices of the Company operations over 2005 has positively affected the market valuation of the Company value and it will serve as one of the key factors for its future growth during 2006. The investors will rightfully expect further improvement of the Company position on the telecommunications market, thus reviewing their own estimates of the fair value of the OJSC NWT towards increasing them.

15.6. Information on the) of ADR Program Development

Date of level 1 ADR program registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank

[6] As calculated by the AK&M Agency

ADR factor: 1 ADR = 50 common shares of OJSC NWT.
Number of ADR issued as of 31st December 2005: 942,619.

15.7. Data on Awarding the Credit and Corporate Ratings to the Company

January 31, 2005 The «Expert RA» Rating Agency raised the national rating of corporate management of «NWT» OJSC from «B++» to «A».
February 21, 2005 The Standard & Poor's International Rating Agency awarded the «NWT» OJSC a credit rating of "ruBBB+" according to the Russian scale for its preferred unsecured loan securities totalling 3 billion roubles.
July 18, 2005 The Standard & Poor's International Rating Agency raised the long-term credit rating of «NWT» OJSC from «In-» to «In+» in accordance with the improved business position of the Company. Its forecast is «Stable». Simultaneously Standard & Poor's increase the Company rating according to the national scale from «ruBBB+» to « ruA+».
September 12, 2005 The Fitch Ratings International Rating Agency awarded the «NWT» OJSC a priority unsecured foreign currency rating at the level of «B+», forecast «Stable», and the short-term foreign currency rating of «B».
October 10, 2005 The Standard & Poor's International Rating Agency confirmed the Company international corporate management rating (CMR) of CMR-5 and raised the respective Russian scale CMR from 5,0 to 5,4.

15.8. Information on the Company's Auditor

Name: **Limited Liability Company "Ernst & Young Vneshaudit"**
Location: Branch in St. Petersburg: 23A, ul. Malaya Morskaya, St. Petersburg, 190000
Mailing address: 77, Sadovnichesaya nab., building 1, Moscow, 115035
E-mail: moscow@ru.ey.com

Data on Auditor's license: License for audit activities
No. of license: No E 003246
Date of issue: 17.01.2003
Validity period: 5 years
Authority issuing the license: RF Ministry of Finance

15.9. Information on the Company's register holder
Registrator-Svyaz Closed Joint-Stock Company
Mailing address: 15A, ul. Kalanchevskaya, POB 45, Moscow, 107078
Tel: Fax: (495) 933-42 -21
E-mail: ***regsw@asvt.ru***

License:
No. of license: 10-000-1-00258
Date of issue: 01.10.2002
Validity period: without limitation of the validity period
Authority issuing the license: Federal Commission for the Securities Market of RF

Date since which the Issuer's registered securities register is kept by the said registrar: 18.07.2002

On December 13, 2005 the Registrator of the «NWT» OJSC – the «Registrator-Svyaz» CJSC finished its reorganization in the form of affiliation with the Moscow registrator, the «Obyedinennaya Registracionnaya Kompaniya (Joint Registration Company)» OJSC (OJSC «ORK»). Since the moment

According to the MMVB (with the account of the principal trading mode and RPS)

Table 30

	2004		2005	
	Trade volume, Roubles	Number of deals.	Trade volume, Roubles	Number of deals.
Common shares	59 053 460	828	872 327 672,09	5 921
Preferred shares	36 018 404	103	303 300 410,09	4 281


OJSC NWT STOCK EXCHANGE TURNOVER,
COMMON SHARES, 2005, MILLION ROUBLES
505,33
872,33
NP RTS OJSC RTS MMVB


OJSC NWT STOCK EXCHANGE TURNOVER,
PREFERRED SHARES, 2005, MILLION ROUBLES
226,96
303,30
NP RTS OJSC RTS MMVB

15.5. Capitalization

The past year 2005 became one of the most successful ones for the market of OJSC NWT shares. By the YE results the level of capitalization of the Company has almost doubled growing by 81%, and crossed the psychologically important threshold of 1 billion dollars on the last trading day of that year.

The principal factors for the growing capitalization of the Company were both the successful results of the Company financial and economic activities during 2005 and the external events related to the overall growth of the Russian stock marekt.


NWT capitalization during 2005
1100
1000
900
800
700
600
500
Capitalization growth by 81%
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

During all of 2005 the shares of OJSC NWT kept rising regularly with no sharp variations.

The growth in the value of common shares reached 76 per cent, while the preferred shares have grown by 104 per cent.

Variations in the rating of the OJSC NWT shares have basically followed the variations of the stock market in general, its main features explained by the growing interst in the shares of the inter-regional telecommunication companies and re-evaluation of their fair value in expectation of the coming privatization of the OJSC «SvyazInvest».

Beside that the fast growth in quotations was stimulated by optimistic forecasts with respect to the prospect of development of the Russian fixed telecommunications business in general, particularly of the services related to providing the Internet access.

1	2	3	4
38	The Articles of Association of the joint-stock company provide for the procedure for determining the quorum of the Board of Directors allowing to ensure obligatory participation of independent directors in meetings of the Board of Directors	Not Observed	1. The algorithm of the activities of the Board of Directors is set forth in the Provisions on the board of Directors. All the Members of the Board of Directors are informed without fail of the meetings of the Board of Directors, and may take part in them either in person or expressing their opinion in writing.
	Executive Bodies		
39	The joint-stock company has a collective executive body (management board)	Observed	Article 14 of the Articles of Association
40	The Articles of Association or the bylaws of the joint-stock company contain a provision that the Management Board must approve of transactions with real estate or transactions of receiving loans by the joint-stock company, unless said transactions are classified as big transactions and unless they are a part of the normal economic activities of the joint-stock company	Observed partially	Clause 13.4 19) of the Articles of Association The terms of reference of the Board of Directors include approval of transactions worth of more than 0.75% of the assets balance value
41	The bylaws of the joint-stock company provide for a procedure of agreeing upon operations that are beyond the financial and economic plan of the joint-stock company	Observed	Provisions on the Budget of OJSC NWT Part 6.
42	The executive bodies do not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	OJSC NWT is a monopolist and has no real competitors
43	The executive bodies of the joint-stock company do not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market. If the duties of the sole executive body are discharged by a managing organization or a manager, the general manager and the members of the management board of the managing organization or manager must meet the requirements for the General Manager and Members of the Management Board of the joint-stock company	Observed	
44	The Articles of Association or bylaws of the joint-stock company provide for a prohibition for the managing organization (manager) to discharge the same functions in a competing company or to be in any other privity with the joint-stock company, besides providing the services of the managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the

1	2	3	4
			Company. OJSC NWT is a monopolist and has no real competitors.
45	The bylaws of the joint-stock company provide for the obligation of the executive bodies to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, sub-clause 1i
46	The Articles of Association or bylaws of the joint-stock company provide for criteria of selecting a managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company.
47	The executive bodies of the joint-stock company present monthly reports on their work to the Board of Directors	Observed	Meetings of the Board of Directors are held 2 or 3 times a month. Various issues of the Company's activities are put forward for their consideration according to the plan on behalf of the Management Board. Meetings of the Board of Directors regularly consider the issues of fulfilling decisions of the general meeting of the shareholders and of the Board of Directors, and information on Company budget execution is considered on a quarterly basis.
48	Contracts concluded by the joint-stock company with the General Manager (managing organization or manager) and the Members of the Management Board set forth a liability for breaking any Provisions on the use of confidential or housekeeping information	Observed	The commitment of non-disclosure of commercial secrets or any other confidential information is included in the employment contract of these parties
	Secretary of the Company		
49	The joint-stock company has a special official (secretary of the company), whose task is to ensure the observance by the bodies and officials of the joint-stock company of the procedural requirements guaranteeing the rights and legal interests of the company's shareholders	Observed partially	The Articles of Association provide for the position, however, so far there is no such official

1	2	3	4
	securities market		
16	The Board of Directors of the joint-stock company does not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
17	The Articles of Association of the joint-stock company contain a requirement of electing the Board of Directors by cumulative voting	Observed	Clause 12 2.4). of the Articles of Association
18	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, sub-clause 1k
19	The bylaws of the joint-stock company provide fer the obligation of Members of the Board of Directors to notify the Board of Directors in writing on any intention to make a transaction with any securities of the joint-stock company, of whose Board of Directors they are Members, or of its affiliates (subsidiaries), and to disclose information on any transactions made by them with any such securities	Observed	Provisions on the board of Directors:item 3. 2. 9, 3. 2. 10
20	The bylaws of the joint-stock company contain a requirement of holding meetings of the Board of Directors at least once in six weeks	Observed	Corporate Governance Code, Part II, sub-clause 1g
21	Holding meetings of the Board of Directors of the joint-stock company during the year, for which the annual report of the joint-stock company is made up, at an interval of at least once in every six weeks	Observed	
22	The bylaws of the joint-stock company provide for a procedure of holding meetings of the Board of Directors	Observed	Articles on Board of Directors ст. 6.
23	The bylaws of the joint-stock company contain a provision that the Board of Directors must approve of joint-stock company's transactions for amounts of 10 or more per cent of the value of the company's assets, except for transactions made in the course of normal economic operation	Observed	Charter 13. 4. 19)
24	The bylaws of the joint-stock company provide for the right of Members of the Board of Directors to get from executive bodies and managers of basic structural divisions of the joint-stock company any information required to perform their duties, and for responsibility for failure to present such information	Observed	Provisions on the board of Directors, clauses 3.1.1, 3.2.7.
25	There is a committee of the Board of Directors in charge of strategic planning, or the functions of such a committee are vested in another committee (except for the committee for audit and the committee for personnel and remunerations)	Observed	Committee on Strategic Management
26	There is a committee of the Board of Directors (the committee for audit), which recommends an auditor of the joint-stock company to the Board of Directors and interacts with it and with the Auditing Committee of the joint-stock company	Observed	Committee on Audit
27	The committee for audit includes only independent and non-executive directors	Observed	Provisions on the Committee on Audit of the Board of

1	2	3	4
			Directors, sub-clause 3.2.
28	The management of the committee for audit is the responsibility of an independent director	Observed	Provisions on the Committee on Audit of the Board of Directors, sub-clause 3.2.
29	The bylaws of the joint-stock company provide for the right of access for all members of the audit committee to any documents and information of the joint-stock company, provided they do not disclose confidential information	Observed	Provisions on the board of Directors, clauses 3.1.1, 3.2.4, 3.4.
30	Creating a committee of the Board of Directors (the committee for personnel and remunerations), the function of which is to determine the criteria of selecting candidates to Members of the Board of Directors and to develop a policy of the joint-stock company in the field of remuneration	Observed	Provisions on committee for Personnel and Remunerations, clause 2.3
31	The management of the committee for personnel and remunerations is the responsibility of an independent director	Observed	Provisions on the Committee on Nominations and Remunerations, clause 3.4.
32	The committee for personnel and remunerations does not include any officials of the joint-stock company	Observed	Provisions on committee for Personnel and Remunerations, clause 3.2.
33	Creating a committee of the Board of Directors for risks or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Not Observed	Each committee of the Board of Directors discharges the functions of considering risks in its area of operation
34	Creating a committee of the Board of Directors for settling corporate conflicts or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed	Committee for Corporate Management
35	The committee for settling corporate conflicts does not include any officials of the joint-stock company	Not Observed	Presence of a Company's representative in the committee is advisable for promptly settling corporate conflicts. Only one official of the Company is present within the committee.
36	The management of the committee for settling corporate conflicts is the responsibility of an independent director	Not Observed	There are various interpretations of the "independence" concept by different sources
37	There are bylaws of the joint-stock company approved by the Board of Directors providing for the procedure of forming and work of the committees of the Board of Directors	Observed	Provisions on committees of the Board of Directors

14. 2. Data on the observance of the recommendations of the Corporate Governance Code of the Federal Commission for the Securities Market.

Table 24

№	Provisions of the Code of Corporate Behavior	Observed / Non-Observed	Note
1	2	3	4
	General Meeting of the Shareholders		
1	Notifying the shareholders on the fact of holding the general meeting of the shareholders at least 30 days before the date on which it is to be held irrespective of the issues included in its agenda, unless the law provides for a longer period.	Observed partially	Clause 12.12 of the Articles of Association Observed to the exclusion of cases of repeated and extraordinary meetings, convened on demand by the Auditing Commission, the Company Auditor, shareholders in possession of at least 10% of the voting stock.
2	The shareholders may get familiarized with the list of those entitled to participation in the general meeting of the shareholders starting from the day of notification on the fact of holding the general meeting of the shareholders till the closure of the general meeting of the shareholders held with attendance of participants, or till the date on which acceptance of voting ballots is over in case of absentee general meeting of the shareholders.	Observed partially	Charter clause 7.5.
3	The shareholders may get familiarized with the information (materials) to be provided during the preparation for the general meeting of the shareholders, through electronic communication facilities, including Internet.	Observed	Site http://www. nwtelecom. ru/
4	A shareholder may put forward an issue to be included in the agenda of the general meeting of the shareholders or request convoking a general meeting of the shareholders without presenting an excerpt from the register of shareholders, if his/her/its rights to shares are recorded in the system of keeping a register of shareholders; if his/her/its rights to shares are recorded on a custody account, then a statement of the custody account is sufficient for exercising the said rights.	Observed	Charter clause 12.6. and Provisions on the general meeting of Shareholders, item 2. 6.
5	The Articles of Association or the bylaws of the joint-stock company contain a requirement of the obligatory attendance of the general meeting of the shareholders by the General Manager, Members of the Management Board, Members of the Board of Directors, Members of the Auditing Committee and the auditor of the joint-stock company.	Observed	Code of the Corporate Management. Part 16.
6	Obligatory attendance by candidates when the general meeting of the shareholders considers the issues of electing Members of the Board of Directors, General Manager, Members of the Management Board, Members of the Auditing Committee and the issue of approving the auditor of the joint-stock company	Observed	The Company ensures the possibility of attendance by all candidates for election to the said bodies
7	Bylaws of the joint-stock company provide for a procedure of registration of the participants of the general meeting of the shareholders	Observed partially	Registration is carried out according to the rules of an

1	2	3	4
			independent registrar. Provisions on the general meeting of Shareholders, clauses 8. 1. and 8. 2.
	Board of Directors		
8	The Articles of Association of the joint-stock company provide for the power of the Board of Directors to approve annually the financial and economic plan of the joint-stock company	Observed	Charter clause 13. 4. 1. Approves the budget
9	The joint-stock company has a risk management procedure approved by the Board of Directors.	Not Observed	There is no single risk management procedure. Because of the large scale of the Company's operation, risk management is regulated by a number of Company's bylaws.
10	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to take a decision on suspending the powers of the General Manager appointed by the general meeting of the shareholders.	Not applied	In accordance with clauses 13. 4. 26 of the Charter Company appointing the General Manager and suspending the powers or releasing the General Manager from his/her powers is within the competence of the Board of Directors.
11	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to establish requirements for the skills and amount of remuneration of the General Manager, Members of the Management Board and managers of the basic structural divisions of the joint-stock company	Observed	Clause 13.4 33) of the Articles of Association Contracts of employment with the said officials are approved by the Board of Directors
12	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to approve terms and conditions of contracts with the General Manager and Members of the Management Board	Observed	Clause 13.4 33) of the Articles of Association
13	The Articles of Association or the bylaws of the joint-stock company contain a requirement that when terms and conditions of contracts with the General Manager (managing organization, manager) and Members of the Management Board are approved, votes of the Members of the Board of Directors who are the General Manager and Members of the Management Board are not counted	Not Observed	
14	The Board of Directors of the joint-stock company has at least 3 independent directors meeting the requirements of the Corporate Governance Code	Observed	
15	The Board of Directors of the joint-stock company does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or	Observed	

1	2	3
	general meeting of the shareholders.	
3	Besides, the Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
Part IV. Information Disclosure and Transparency		
71	The Company shall ensure an easy access to the information on all important facts, including such information as the financial position, results of operation, ownership and management structure. On the other hand, the Company shall aspire at ensuring a reasonable balance between openness and protecting the commercial interests of the Company. The Provisions on making available documents to Company's shareholders, regulating the issues of information disclosure, prepared and approved by the Board of Directors, is published on the Company's Internet site www.nwtelecom.ru.	Executed (Articles on Information Policies, OJSC NWT, clause 1.10.)
72	The Company undertakes to give detailed answers to all inquiries within the time provided for by the law. When answering inquiries, the Company shall reserve the right of keeping commercial secrets.	Executed (Articles on Information Policies, clause 7.2.)
1. Information Disclosure Policy and Practice		
1	In compliance with the requirements of the Russian law and the Provisions on Making Available Documents to OJSC NWT's Shareholders, the Company shall provide information (documents) upon requests of shareholders. The Company shall publish a detailed annual report including a section on corporate governance and shall prepare other important documents such as securities offering circulars, issuer's quarterly reports, information on important facts, as well as data that may have a serious impact on the value of Company's securities. The Company shall disclose information on its corporate governance practice and publish essential information in due time on its Internet site www.nwtelecom.ru.	Executed (Articles on Information Policies, clause 1.6., 1.10., 2.3., 2.4., 2.6., 7.2.)
2	The Company shall ensure the disclosure of information on the ownership structure, including the Company's available information on shareholders holding 5 and more per cent of Company's shares. The information on ADR holders and on shareholders represented by nominal holders shall be disclosed based on the data provided by ADR depositary bank and the respective nominal holders. Any corporate relations in the framework of the group of companies shall be also clearly stated in the information disclosed by the Company.	Executed (according to Resolution by the Federal Committee on Central Bank of 18.09.03, No03-32/ps)
3	The Company shall take measures to protect confidential information. No information received by employees of the Company or members of its management bodies can be used by them for any personal purposes.	Executed (Articles on Information Policies, clause 1.5., Part 8)
2. Financial Reporting		
1	The Company shall keep books and prepare a complete set of financial reporting in compliance with the Russian standards of accounting and financial reporting. Besides, the Company shall prepare accounts and reports according to the International Financial Reporting Standards (IFRS) and shall publish such reports both in the annual report and on the Internet site of the Company www. nwtelecom. ru .	Executed (Articles on Information Policies, clause 2.3.,clausen. 2.4., 2.6. and Provisions on the Accounting Policies and Accounting)
2	Financial reports shall be accompanied by detailed comments making it possible for a reader of such reports to interpret correctly the data on the financial results of the Company. Financial information shall be supplemented by an analysis and comments of the management, as well as by a conclusion of an external auditor and the Auditing Committee.	Executed (according to the Federal Law «On Accounting» and Charter clause 12.13.)

1	2	3
3. Internal Control and Audit		
1	a. Auditing Committee. The Company's Auditing Committee shall hold meetings at least 4 times a year to discharge its duties in compliance with Company's bylaws. The Auditing Committee shall consist of experienced specialists in the field of finance.	Executed (Provisions on the auditing Commission, clause 5.2.)
2	The Auditing Committee shall check the legality of decisions and actions taken by executive bodies of the Company, check the compliance of transactions made by the Company with the conditions of transactions made under comparable conditions, shall conduct an analysis of the Company's financial position and other control over the financial and economic operation of the Company within its terms of reference.	Executed (Charter clause 17.2., Provisions on the auditing Commission, clause 2.2.)
3	b. Internal Audit. The Company has an Internal Audit Department, which shall be responsible for the current internal control over the economic and financial operation of the Company. The Internal Audit Department shall consist of employees with impeccable reputation and shall be administratively subordinated to the General Manager, shall submit reports on the results of checks to the General Manager, Auditing Committee and to the Board of Directors of the Company. The powers, composition, work procedure and other issues of the activities of the Internal Audit Department shall be regulated by the bylaws of the Company.	Executed (Charter clause 17.3., Provisions on the Department of Internal Audit, Provisions on the Procedures (the system) of Internal Control.)
4	c. Committee of the Board of Directors. One of the Committees shall concentrate on various aspects of the Company's activities, including, but not limited to, the three key aspects: financial and managerial reporting, risk management, internal and external audit. Such a Committee shall be headed by an independent director and shall consist of independent and non-executive directors, each of whom shall have the sufficient knowledge of financial issues. The powers of the Committee, its composition and other issues shall be governed by the Provisions on the respective Committee of the Board of Directors.	Executed (Charter clause 13.4.31), Provisions on the Committee on Audit of the Board of Directors, clause 2.1.)
4 External audit		
11	An external auditor shall audit the Company's financial reports. A recognized independent auditing company shall act as the external auditor. Independence means independence of the auditor on the Company, its management and big shareholders. The auditing company shall carry out the audit in compliance with the International Auditing Standards. The Company shall ensure a periodic rotation of its external auditor. The external auditor shall be appointed by the general meeting of the shareholders taking into account recommendations of the respective Committee of the Board of Directors.	Executed (Charter clause 12.2.12), clauses 17.1. and 17.4., Provisions on the Committee on Internal Audit, clause 2.1. and clause 2.2.2.a)

BALANCE SHEET

			CODES
		Form № 01 OCUD	0710001
as of	December 31, 2005	Date	29.03.2006
Company	North-West Telecom JSC	OCPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVED	64.20.11,12,22,3,21
Organization & legal form/form of Ownership	Joint Stock Company	OKOPF/OKFS	47/34
Unit of measurement	thousand rubles	OKEI	384
Adress:	Gorokhovaya, 14/26, St-Petersburg, 191186		
		Date of approval	
		Date of exception	28.04.2006

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Non-cost assets		110	110	457	68
Main assets		120	120	18 627 158	21 983 239
Capital investment		130	130	1 013 229	764 066
Profitiable investment in stocks of material & capital equipment		135	135	0	0
Long-term financial investment		140	**140**	167 908	225 553
including: subsidiary investment			141	85 448	150 817
investment in associate companies			142	32 839	32 839
investment in other organizations			143	30 887	41 720

other long-term investment			144	18 734	177
Deffered tax assets		145	145	385 286	215 805
Other non-curculation assets		150	150	1 703 977	2 052 237
Total for section I		190	**190**	21 898 015	25 240 968

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
II.CURCULATION ASSETS Resource store		210	**210**	520 116	426 616
including: raw matrerial, material & the other similar values		211	211	302 280	301 183
Expenditures in work-in-process (turnover costs)		213	213	143	442
Finished production and resales goods		214	214	11 140	8 466
Shipped goods		215	215	604	0
Deffered expenses		216	216	205 949	116 525
Other resoursce store and expenses		217	217	0	0
Value added tax on acquired values		220	220	1 110 785	1 046 166

Account receivable (including payments within 12 months after the reporting date)		230	**230**	67 447	56 758
including: customers and principal		231	231	9 399	8 250
Advance receviable			232	2 047	197
other debts			233	56 001	48 311
Account receivable (payments expected within 12 months under the period of the repoet)		240	**240**	1 500 913	1 591 777
including: customers and principal		241	241	1 151 031	1 183 826
advance receivable			242	72 333	82 079
other debts			243	277 549	325 872
short-term financial liabiliities		250	250	15 689	1 045 094
money assets		260	260	239 782	144 699
Other curculation assets		270	270	319	2 109
Total for section II		290	**290**	3 455 051	4 313 219
BALANCE (line sum 190+290)		300	**300**	25 353 066	29 554 187

LIABILITY	**Explanati on**	**Index code**	**Line code**	**As for the beginning of the period of the report**	**At the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**

III. CAPITAL AND RESERVES				
Authorized capital	410	410	1 131 415	1 131 415
Added capital	420	420	8 126 713	8 075 451
Reserve capital	430	430	46 897	56 571
Own shares buy back from shareholders	411	440	(0)	(0)
Undistributed profit (undistributed loss) of the previous years	470	460	5 299 818	5 003 472
Undistributed profit (undistributed loss) of the period under report	470	470	X	1 844 135
Total for section III	490	**490**	14 604 843	16 111 044
IV. LONG-TERM LIABILITIES				
Credits and loans	510	**510**	2 808 434	8 138 281
including:				
credits		511	2 576 939	3 908 189
loans		512	231 495	4 230 092
Deffered tax liabilities	515	515	590 524	626 024
Other long-term liabilities	520	520	1 131 204	506 678
Total for section IV	590	**590**	4 530 162	9 270 983
V. SHORT-TERM LIABILITIES				
Credits and loans	610	**610**	2 025 180	1 064 050
including:				
credits		611	495 641	532 685
loans		612	1 529 539	531 365
Account receivable,	620	**620**	3 450 918	2 384 145

including: customers and principals		621	621	1 906 210	1 149 001
Advance receviable		625	622	373 662	338 286
Debts under stuff		622	623	142 375	96 319
debts under state over the counter budget funds		623	624	69 112	95 297
dabts under tax and dues		624	625	409 580	244 479
other debts		625	626	549 979	460 763
debts of the participants (owners) under income payment		630	630	18 070	14 081
Deffered income		640	640	78 677	74 423
reserve of the deffered expenses		650	650	645 216	635 461
Other short-term liabilities		660	660	0	
Total for section V		690	**690**	6 218 061	4 172 160
BALANCE (sum of lines 490+590+690)		700	**700**	25 353 066	29 554 187

Inquiry of the values, recorded on off-balance accounts

Name of index	Пояснения	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Leasing fixed assets	1a	2	2a	3	4
includinf thtose under leasing		910	901	966 532	847 905

Trade-material values, accepted for custoyd		911	911	320 893	184 047
Goods, accepted for commision		920	902	56 606	21 747
Write-off in loss score of unpayment debts		930	903	7 492	10 268
Liability and receivable payments collaters		940	904	699 827	634 713
Liability and payment distributed		950	905	22 165	21 473
wear of the residential fund		960	906	5 301 448	3 377 337
Wear of external improvements and other similar facillities		970	907	7 606	6 771
Payment assets for communication services		980	908	3 083	3 231
			909	57 372	110 251

Name of index	**Explanation**	**Index code**	**Line code**	**As for the beginning of the period of the report**	**At the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**
Net worth			1000	14 683 520	16 185 467

General manager ________________ V. A. Akulich   **Chief account** ________ M.M. Semcehenko

(signature explanation)   (signature)   (signatire explanation)

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2006

Chairperson of the General Meeting of the Shareholders
V.A. Akulich

Amendments and Additions No. 1
TO THE PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS
of the Open Joint-Stock Company
North-West Telecom
(version 04 – 05)

1. Amendments shall be introduced to Article 6 "Groups of Voters at the General Meeting of the Shareholders":

1.1. sub-clause 3) of clause 6.2 shall be deleted;

1.2. The numbers of sub-clauses 4), 5), 6) of clause 6.2 shall be changed to 3), 4), 5), respectively;

1.3. Clause 6.3 shall be worded as follows:

"The right of vote at the general meeting of the shareholders in respect of the issue indicated in sub-clause 1 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for members of the Company's Board of Directors or persons holding posts in the Company's management bodies.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in sub-clause 2 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting, who are not interested in making the transaction.

The right of vote at the general meeting of the shareholders in respect of the issues indicated in sub-clauses 3 and 4 of clause 6.2 of these Provisions shall belong to the shareholders holding Company's common shares and the shareholders holding Company's preferred shares of each type.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in sub-clause 5 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, and to the shareholders holding the Company's preferred shares of each type, the rights under which are restricted."

2. Amendments shall be introduced to Article 7 "Bodies Organized for Holding the General Meeting of the Shareholders":

2.1. Clause 7.4 shall be worded as follows:

"The duties of the secretary at the general meeting of the shareholders shall be performed by the Company's Corporate Secretary."

2.2. Clause 7.5 shall be worded as follows:

"The Secretary the general meeting of the shareholders shall:

- inform the participants of the general meeting of the shareholders on issues related to the procedure of holding the meeting, take measures to resolve conflicts related to the procedure of preparation for and holding of the general meeting of the shareholders;

- keep minutes of the general meetings of the shareholders;

- organize the informing of the parties included in the list of those entitled to participate in the general meeting of the shareholders on voting results at the general meeting of the shareholders.

The duties of the secretary of the general meeting of the shareholders provided for by this clause and the other duties in respect of preparation and holding of general meetings of the shareholders shall be performed by the Company's Corporate Secretary in compliance with the Provisions on the Corporate Secretary and the staff of the Company's Corporate Secretary."

REPORT

of the Auditing Committee on Annual Accounts and Reports of the Open Joint-Stock Company "North-West Telecom" (OJSC "NWT") for the year 2005

Moscow April 25, 2006

The Auditing Committee of Open Joint-Stock Company "North-West Telecom", elected by the General Meeting of Shareholders on June 27, 2005, consisting of:

Chairperson of the Committee	Yelena Viktorovna Zabuzova
Members of the Committee	Ruslan Kyarimovich Aksyaitov
	Nataliya Petrovna Utina
	Yekaterina Aleksandrovna Pavlova
	Konstantin Yuryevich Kravchenko
	Aleksandr Vladimirovich Kachurin
	Natalya Viktorovna Yermolayeva,

following the powers as determined by the Federal Law "On Joint-Stock Companies" and Regulation on the Auditing Committee, has audited financial and economic activity of the Company for the year 2005.

The audit was carried out according to the Decision of the Auditing Committee of Open Joint-Stock Company "North-West Telecom" (Minutes No. 4 of March 29, 2006) from 10 till 14 April 2006 inclusive in respect of annual reports of the Company for the financial year, January 1 – December 31, 2005 inclusive.

The analysis was carried out on the basis of accounting and tax ledgers, documents, registers and explanations provided by the Company management. The analysis included a study of the disclosure of information on financial and economic activity in financial (accounting) reports, evaluation of accounting principles and methods as well as of the rules for the preparation of financial (accounting) reports and the annual report.

The Auditing Committee used the methods of selective audit of individual operations.

Brief information on the Company

Full official name: Open Joint-Stock Company "North-West Telecom".
Location: St. Petersburg, Russia.

Legal address: 14/26 Gorokhovaya ul. (26 Bolshaya Morskaya ul.), St. Petersburg, 191186.

Address of the executive body: 14/26 Gorokhovaya ul. (26 Bolshaya Morskaya ul.), St. Petersburg, 191186.

Date of state registration of the Company and its registration number:
The Company was registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6, 1993, Decision No. 3381. State Registration Certificate No. 2717.

Officials in charge of the financial and economic operation of the Company for the audited period:

General Manager	V.A. Akulich
Chief accountant	M.M. Semchenko

The supreme management body of the Company is the General Meeting of Shareholders and in the intervals between its sessions, the Board of Directors. The collective executive body is the Board.

Audit method

In the process of audit, the Committee used a combination of total and selective verification methods.

1. The credibility of information contained in the accounting reports was evaluated using the selective audit method, in accordance with which the Auditing Committee studied some documents which materially affected the contents of the accounting reports. The criteria of "materiality" were determined by the Auditing Committee on its own.
2. The credibility of information contained in the annual report of the Company was evaluated using the selective audit method, in accordance with which the Auditing Committee studied some documents containing the same information as that provided in the annual report.
3. The compliance with legislation in making civil deals in the course of economic activity of the Company was evaluated using the selective audit method, in accordance with which the Company was requested to provide several tens of contracts of different types concluded during the audited period.
4. The compliance of in-house documents of the Company to the applicable normative legal acts was evaluated using the selective audit method, in accordance with which the main in-house documents regulating the activity of the Company were studied.
5. The compliance of the Company with the requirements of the Federal Law "On Joint-Stock Companies" regarding the approval of interested-party deals by the authorized bodies of OJSC "North-West Telecom" was evaluated using a combination of total and selective verification methods.
6. Other matters of audit were evaluated using a combination of total and selective verification methods.

Main financial and economic data of the Company for the year 2005

According to the results of 2005, the performance data of the Company are as follows:

1. Proceeds from sale of goods, works, services: 20.38 billion rubles,
   including incomes from communications services: 19.72 billion rubles;
2. Prime cost of the goods, works, services sold: 16.57 billion rubles;
3. Profit on sales: 3.81 billion rubles;
4. Before-tax profit: 2.83 billion rubles;
5. Net profit: 1.84 billion rubles.

Indices of business activity and financial position of the Company:

	Indices	2005	2004
1.	OIBDA, millions of rubles	5775.54	5057.39
2.	Share of OIBDA in the proceeds, %	28.33	28.51
3.	Prime cost of 100 rubles of proceeds, rubles	81.31	80.04
4.	Proceeds per employee, thousands of rubles	644.11	517.90
5.	Before-tax profit per employee, thousands of rubles	89.4	63.8
6.	Financial independence factor	0.569	0.605

7.	Current liquidity factor	1.246	0.609
8.	Operating margin (return on sales), %	18.69	19.83
9.	Profit rate on sales, %	22.99	24.94
10	Return on ownership capital in respect of net profit, %	9.05	7.91

Accounts and Reports

The accounting records are organized at the Company in accordance with the requirements of normative legal acts regulating accounting practice in the Russian Federation and are kept on the basis of the Accounting Policy approved by Order No. 468-pr of the General Manager of the Company dated December 31 2004 года.

The 2005 accounting reports were prepared in the time established by the Federal Law "On Accounting" and consist of the balance sheet, profits report, attachments to them, explanatory note based on the reports submitted on the approved forms by the branches of the Company.

In the process of audit of the financial and economic activity of the Company for the year 2005, the Auditing Committee did not found material breaches of requirements of Russian legislation or material distortions in reflecting financial and economic operations.

The accounting reports of the Company allow to form full and unbiased information on the financial and economic activity of the Company and its results, as necessary for the day-to-day management and control as well as for use by investors, creditors, government authorities and other organizations and persons concerned.

Material facts of economic activity

The corporate procedures are carried out in accordance with the Corporate Governance Code developed and approved by the Board of Directors on September 22, 2004 (Minutes No. 33-04; modified in 2005, Minutes No. 19 – 01/37(05)).

The Board of the Company consisting of 11 members was formed by the Board of Directors on June 27, 2005. In 2005, the Board held 51 meetings at which 370 issues referred by the Charter to its competence were considered. Decisions were made in conformity with the requirements of the Charter and Regulation on the Board.

The Company disclosed information in the form of notices of material facts in accordance with the procedure provided by the "Regulation on the Disclosure of Information by the Issuers of Securities" approved by Order of the Federal Financial Markets Service No. 05-5/pz-n of March 16, 2005. No facts of breach of this procedure were found.

The list of affiliated persons of the Company and the changes in it meet the form specified in the "Regulation on the Disclosure of Information by the Issuers of Securities" approved by Order of the Federal Financial Markets Service No. 05-5/pz-n of March 16, 2005.

Internal control system

The Regulation on the Internal Control Procedures (System) developed and approved by the Board of Directors (Minutes No. 16-05 of June 24, 2005) establishes the division of competence between the bodies and persons which are involved in the internal control system and develop, approve, apply and evaluate the efficiency of internal control procedures.

The efficiency of current internal control procedures is verified by the Internal Audit Department in accordance with the Regulation on the Department. The results of such verification are submitted to the Audit Committee at least once a quarter.

Conclusion

In accordance with the results of audit carried out in 2005 in respect of financial and economic activity of the Company, the Auditing Committee deems that the results of audit allow to conclude that:

- decisions on the financial and economic activity were made by the Board and the Board of Directors of the Company in 2005 in accordance with effective legislation and the Charter of the Company;
- the 2005 accounting reports reflect credibly in all material respects the financial position of the Company and results of its financial and economic activity for the period from January 1 till December 31, 2005 inclusive;
- the annual report submitted by the Company contains credible data in its material provisions to be reflected in accordance with legislation.

Chairperson of the Auditing Committee: Ye.V. Zabuzova

Members of the Auditing Committee:

N.P. Utina

R.K. Aksyaitov

N.V. Yermolayeva

A.V. Kachurin

K.Yu. Kravchenko

Ye.A. Pavlova

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2006

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
on the Board of Directors
of the Open Joint-Stock Company
North-West Telecom
(version 04 – 06)

Saint Petersburg
2006

1. GENERAL

1.1. In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company, **as well as other issues of the activity of the Company's Board of Directors.**

(old version: In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company.

1.2. The Board of Directors is a collective managing body of the Company, exercising the general management of its activities, except for resolving the matters assigned by the federal laws and the Charter of the Company in the terms of reference of the General Meeting of the Shareholders of the Company.

1.3. Contracts may be entered into with members of the Board of Directors. Such contracts may be signed on behalf of the Company by the Chairperson of the Board of Directors.

(old version: none).

2. PURPOSES AND PRINCIPLES OF ACTIVITY OF THE OF THE BOARD OF DIRECTORS

2.1. Purposes of activity of the Board of Directors are to ensure the maximum profit and to increase the Company's assets, to protect the rights and legal interests of the shareholders, and to guarantee the completeness, reliability and objectivity of public information on the Company.

2.2. To implement the purposes of activity the Board of Directors shall be guided by the following principles:

- taking resolutions on the basis of reliable information on the Company's activity;

-precluding restrictions of the rights of shareholders to participate in managing of the Company's activities, receiving dividends and information about the Company;

-achieving the balance of interests between different groups of shareholders and taking the most objective decisions in the interests of all shareholders of the Company by the Board of Directors.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS. PROCEDURE OF EXERCISING THEM

3.1. A member of the Board of Directors has the right to:

3.1.1. request from the Company's officials any information on the Company's activity, as well as the documents provided for under Art. 89 of the Federal Law on Joint Stock Companies in accordance with the procedure determined by the Provision;

3.1.2. receive a remuneration for fulfilling his duties and a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company, in the cases and in the amounts determined by the present Provisions;

3.1.3. request entering into the minutes of the meeting of the Board of Directors his individual opinion on issues of the agenda and the decisions taken.

3.2. A member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. abstain from using his position in the Company in the interests of other persons;

3.2.2. act within his rights in accordance with the purposes and principles of activities of the Board of Directors;

3.2.3. act reasonably and conscientiously with respect to the Company's affairs;

3.2.4. not disclose the confidential information on the Company's activity that has become known to him;

3.2.5. initiate meetings of the Board of Directors for resolving urgent matters;

3.2.6. participate in taking decisions by the Board of Directors by voting on the agenda issues of its meetings;

3.2.7. take grounded decisions, for which purpose to study all the necessary information (materials);

3.2.8. when taking decisions, to assess the risks and adverse consequences;

3.2.9. inform the Company in due time on his affiliation and changes therein; including the facts of his participation in the management bodies or in the capital of other legal entities;

3.2.10. inform the Company in due time (according to provisions of Chapter XI of the Federal Law "On Joint-Stock Companies"):

on legal entities, in which he owns independently or jointly with his affiliated party (parties) 20 (twenty) or more per cent of the voting shares (parts);

on legal entities, in the management bodies of which he holds positions;

on transactions being made or expected and known to him in which he may be considered as interested party.

The information shall be presented by a Member of the Board of Directors within 10 days (from the date it became known to a Member of the Board of Directors) to the Secretary of the Board of Directors, in writing and in computer-readable form. Control over timely distribution of the said information among divisions of the Company shall be the responsibility of the Secretary of the Board of Directors.

If, as a result of failure to provide the said information through the fault of a member of the Board of Directors or failure to provide it in due time, any property damage is inflicted to the Company, the liability of the member of the Board of Directors to the Company shall be equal to the amount of the damage inflicted.

In other cases a Member of the Board of Directors shall bear responsibility to the Company according to the procedure provided for by active laws of the Russian Federation.

3.2.11. to notify the Board of Directors in writing on the fact of holding the securities of the Company, on any intention to make a transaction with any securities of the Company or of its affiliates (subsidiaries), and on any transactions with any such securities.

3.3. Activity of a member of the Board of Directors shall be continuous and shall not be restricted by participation in decision-making by the Board of Directors.

3.4. On request of a member of the Board of Directors, expressed orally or in writing, the Company shall ensure for him access to the information and documents provided for under paragraph 3.1.1 of the present Provisions.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request.

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him.

4. CHAIRPERSON OF THE BOARD OF DIRECTORS

4.1. The Chairperson of the Board of Directors shall be elected by members of the Board of Directors from among them at the first session by the majority of votes of members of the Board of Directors of the Company attending the meeting.

4.2. The person exercising the functions of the one-person executive body of the Company cannot at the same time be the Chairperson of the Board of Directors.

4.3. The Board of Directors shall have the right to re-elect the Chairperson of the Board of Directors at any time.

4.4. Members of the Board of Directors shall have the right to elect a Deputy Chairperson. In case the Chairperson of the Board of Directors of the Company is absent, all his functions (including the right of signing documents) shall be performed by his Deputy; and if the latter is absent, one of the members of the Board of Directors on resolution of the Board of Directors of the Company taken by the majority of votes of its members attending the meeting.

4.5. The Chairperson of the Board of Directors shall organize the work of the Board of Directors, convene its meetings, take chair at them, and organize keeping of the minutes at the meetings.

4.6. The Chairperson of the Board of Directors shall have no right to delegate the execution of his functions to another person.

5. THE BOARD OF DIRECTORS FUNCTIONING SUPPORT

(old version: SECRETARY OF THE BOARD OF DIRECTORS)

5.1. The Company's Corporate Secretary shall ensure operation of the Board of Directors. The duties of the Corporate Secretary regarding support of the Board of Directors functioning shall be determined by the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.

5.2. In case the Corporate Secretary is absent, another person appointed by the Company's Board of Directors for the period of the Corporate Secretary's absence shall ensure operation of the Board of Directors.

(old version: 5.1. The Secretary of the Board of Directors shall be nominated by members of the Board of Directors at the first meeting by the majority of votes of members of the Board of Directors attending the meeting.

5.2. The Board of Directors shall have the right at any time to exempt the Secretary of the Board of Directors from execution of his duties and nominate a new Secretary of the Board of Directors.

5.3. In case of absence of the Secretary of the Board of Directors, the execution of his duties shall be delegated to another person elected by the majority of votes of members of the Board of Directors attending the meeting.

5.4. The Secretary of the Board of Directors shall have the right to:

5.4.1. request from the Company's officials the information and documents necessary for preparation of the materials on agenda items of the meeting of the Board of Directors;

5.4.2. receive for execution of his duties the remuneration and compensation of the expenses, related to the execution of functions of the Secretary of the Board of Directors, in the amount and following the procedure determined by resolution of the Board of Directors.

5.5. Secretary of the Board of Directors shall:

5.5.1. keep and draw up the minutes of the meetings of the Board of Directors;

5.5.2. keep records and store the ingoing documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform members of the Board of Directors on holding meetings of the Board of Directors in accordance with the procedure and within the time periods determined by the present Provisions;

5.5.4. circulate among the members of the Board of Directors the materials necessary for considering the agenda items of the meetings of the Board of Directors, in accordance with the procedure and within the time periods determined by the present Provision;

5.5.5. perform other functions provided for by the present Provisions).

6. MEETING OF THE BOARD OF DIRECTORS

6.1. A meeting of the Board of Directors can be held in the form of joint presence (including the use of conference communications) or absentee voting.

6.2. Meetings of the Board of Directors can be held regularly in accordance with the job schedule approved by the meeting of the Board of Directors. If necessary, the Board of Directors shall consider the matters not included into the job schedule.

6.3. A meeting of the Board of Directors shall be convened by the Chairperson of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, one-person or collective executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request on convening the meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of convening or name of the body or legal entity making the request;

6.4.2. should a request on the convocation be made by a shareholder, the number and category (type) of the shares belonging to him;

6.4.3. form of holding the meeting (joint presence or absentee voting);

6.4.4. date of holding the meeting in the form of joint presence or, in case of holding the meeting in the form of absentee voting, final date for receiving written opinions on agenda items from members of the Board of Directors;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) provided to members of the Board of Directors for the meeting.

Besides, the request on convening the meeting of the Board of Directors may contain the following information:

6.4.7. time and place of holding the meeting (in case of holding the meeting in the from of joint presence);

6.4.8. draft resolutions on agenda items;

6.4.9. other information at the discretion of the initiator of convening the meeting.

6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

All the above time limits can also be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under subparagraphs 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held).

6.6. When decisions are taken by the Board of Directors, the members of the Board of Directors attending the meeting shall express their opinion on the agenda items by voting.

6.7. If a member of the Board of Directors cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Board of Directors shall express his opinion on the agenda items in writing.

Should the written opinion of the member of the Board of Directors contain his voting, it shall be taken into account when determining the quorum and voting results.

The written opinion shall be presented by a member of the Board of Directors before holding the meeting of the Board of Directors or, in case the meeting is held in the form of absentee voting, not later than the final date for accepting written opinions of members of the Board of Directors.

6.8. The Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion contain a proposal on the draft resolution differing substantially from that initially put to the vote, the Secretary of the Board of Directors shall, before drawing-up the minutes, acquaint other members of the Board of Directors with the said opinion, proposing to express their views on it by voting, in writing or other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other communications).

6.9. Before taking a decision on the matter, the preliminary consideration of which was accomplished by the committees of the Board of Directors, members of the Board of Directors shall have the possibility of getting acquainted with resolutions (recommendations) of the relevant committees in advance.

6.10. When resolving matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

Transfer of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, shall not be allowed.

In taking decisions by the Board of Directors, the Chairperson of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

6.11. **Minutes of a session of the Board of Directors shall be kept.**

(old version: The Secretary of the Board of Directors shall keep the minutes at the meeting of the Board of Directors).

Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).

The following information shall be given in the minutes of the meeting:

• its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;

• persons attending the meeting (in case of holding it in the form of joint presence);

• persons who have presented written opinions on matters of the agenda items;

• agenda of the meeting;

• matters put to the vote and voting results on them;

• resolutions taken.

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting **and the Company's Corporate Secretary.**

(old version: The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting).

If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attanched as supplements to the minutes.

The Company shall store the minutes of the meetings of the Board of Directors in the place where its executive body is located in accordance with the procedure and for the time periods established by the federal executive authority for the securities market. If no such time period is determined, the Company shall permanently store the minutes of the meetings of the Board of Directors.

The Company shall provide to the shareholders as well as members of the Board of Directors, the Auditing Committee, the Company Auditor access to the minutes of the meetings of the Board of Directors.

6.12. In the event that in accordance with the Company's Charter the decision is passed by the majority of three quarters of votes or unanimously by all members of the Board of Directors without taking into account the votes of the retired members of the Board of Directors, then the deceased, missing and incapable members shall be regarded as retiring members of the Board of Directors

7. REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION FOR EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

7.1. During their term of office, members of the Board of Directors of the Company shall receive a remuneration and compensation for the expenses related to execution of the functions of members of the Board of Directors.

7.2. The remuneration of members of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

7.6. **The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) relative to the average growth of capitalization of all inter-regional companies of the Svyazinvest Group (average value).**

7.6.1. The remuneration shall be increased in case of an excess of the Company's capitalization growth over the average value:

- **by 5%, if the excess is less than 15%;**
- **by 15%, if the excess is from 15% to 30%;**
- **by 25%, if the excess is more than 30%;**

7.6.2. The remuneration shall remain unchanged in the cases of:

- unchanged level of the Company's capitalization with the reduced or unchanged average value for the industry;

- decrease in the Company's capitalization less rapidly than the average value for the industry;

- increase of the in the Company's capitalization below the average value for the industry.

7.6.3. The remuneration shall be reduced by 25% in the cases of:

- unchanged level of the Company's capitalization with the growth of the average value for the industry;

- decrease in the Company's capitalization more rapidly than the average value for the industry;

- decrease in the Company's capitalization with the unchanged level of the average value for the industry;

- decrease in the Company's capitalization with the growth of the average value for the industry;

(old version: The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry).

7.7. **The annual remuneration of the Members of the Board of Directors, including those, whose powers were terminated before the scheduled time, shall be paid after the annual general meeting of the Company's shareholders at a time.**

(old version: The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors).

7.8. The annual remuneration due to the members of the Board of Directors, which powers were terminated before their expiry shall be calculated in proportion to the number of working days of the members of this particular year in a calendar year (365 days). ***(old version: none)***

7.9. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors.

This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

7.10. Members of the Board of Directors shall have the right to participate in option programmes realized by the Company.

8. PROCEDURE OF APPROVING AND AMENDING THE PROVISIONS

8.1. The present Provisions shall be approved by the General Meeting of the Shareholders by the majority of the shareholders owning the voting shares of the Company.

8.2. The present Provisions may be supplemented and amended by the General Meeting of the Shareholders by the majority of shareholders owning the voting shares of the Company.

8.3. If in the event of changes in the RF legislation or the Company's Articles of Association certain clauses of the present Provisions contradict it, the Provisions shall be applied in the part, which does not contradict the current legislation and the Company's Articles of Association.

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No.
of 2006

Chairperson of the General Meeting of the Shareholders

___________________ V.A. Akulich

PROVISIONS
ON THE AUDITING COMMITTEE
of the Open Joint-Stock Company
North-West Telecom
(Version 03 - 06)

Saint Petersburg
2006

1. GENERAL

1.1. These Provisions have been prepared in compliance with the Federal Law On Joint-Stock Companies and the Articles of Association of the Company.

1.2. These Provisions set forth the operation procedure of the Auditing Committee, including the procedure of holding meetings of the Auditing Committee, the procedure of holding audits, the powers of the members of the Auditing Committee and the procedure of interaction with the management bodies of the Company.

1.3. The Auditing Committee shall be elected by the General Meeting according to the procedure provided for by the active law and by the Articles of Association of the Company for a period of one year and shall consist of 7 members.

1.4. The powers of the Auditing Committee or its individual members may be terminated according to the procedure provided for by the active law, by the Articles of Association of the Company and by these Provisions.

2. TERMS OF REFERENCE OF THE AUDITING COMMITTEE

2.1. The Auditing Committee shall exercise control over the financial and economic operation of the Company, including its branches and representative offices.

2.2. Within its terms of reference, the Auditing Committee shall exercise control over the operation of the Company in the following areas:

- checking of the Company's financial and economic documentation, including, if necessary, the data of primary accounts and reports;
- auditing the legality of decisions and actions of the Company's executive bodies, including concluded contracts and made transactions;
- auditing the compliance of the terms of transactions made by the Company with the terms of transactions made under comparable circumstances;
- analysis of the compliance of keeping books and statistical records and reports with the existing standard documents;
- analysis of the financial standing of the Company, finding out reserves for improving the economic position of the Company;
- analysis of the timeliness and correctness of settlements with partners, budgets of various levels, shareholders and other creditors of the Company;
- analysis of settlements with Company's debtors, including timeliness and completeness of measures taken by the executive bodies;
- in other areas of the Company's operation in the framework of the terms of reference of the Auditing Committee.

3. RIGHTS OF THE MEMBERS OF THE AUDITING COMMITTEE

3.1. In its work, the Auditing Committee shall be entitled to demand and the officials of the Company's management bodies shall provide documents on financial and economic operation of the Company, including confidential documents, according to the following procedure:

3.1.1. a demand to provide documents on financial and economic operation of the Company may be presented either orally or in writing, and the officials of the Company's management bodies are entitled to request a written confirmation of the demand;

3.1.2. documents on financial and economic operation of the Company shall be produced upon request of the Auditing Committee immediately; and if it is impossible to produce the documents immediately because of objective factors, they shall be produced before or on the working day following the date the demand is presented;

3.1.3. members of the Auditing Committee shall have access to the Company's documents, including confidential documents, at any time within the working day established in the Company and, if necessary, upon written request, after the expiry of the working day, too;

3.1.4. for the purpose of documenting the results of audits (inspections) of the Company's operation, the Auditing Committee shall be entitled to demand that duly certified copies of financial and economic documents of the Company be added to the materials of the audit;

3.1.5. should unreliable documents be presented, or should there be a refusal to present documents, or should the timing provided for by clause 3.1.2 of these Provisions fail to be observed, or should other obstacles be posed in its work, the Auditing Committee shall be entitled to demand that the executive bodies of the Company take appropriate measures against the officials guilty of such a breach and that the required documents be immediately presented;

3.1.6. any cases of breaking the requirements of sub-clause 3.1.5 of these Provisions by the Company's executive bodies, including measures to be taken against the officials guilty of a breach, shall be brought to the notice of the Company's Board of Directors and shall be recorded in the report (conclusion) of the Auditing Committee;

3.1.7. access to financial and economic documents of the Company, dealing with a state secret, shall be regulated by the active law.

3.2. **The Auditing Committee shall be entitled to demand convocation of meetings of the Management Board or Board of Directors, or an extraordinary general meeting of the shareholders in order to resolve the issues included in the terms of reference of the said bodies.**

The Auditing Committee may apply to the Audit Committee of the Board of Directors with a proposal to consider any issue, which has to do with the Committee's terms of reference.

The procedure of convoking meetings of the Management Board, or Board of Directors, or an extraordinary general meeting of the shareholders, or the meetings of the Audit Committee of the Board of Directors. upon demand or apply of the Auditing Committee is defined by the active law, the Articles of Association of the Company and by the provisions on the respective bodies. If such a procedure is not defined, a meeting shall be held within a reasonable time from the moment the demand or apply is presented by the Auditing Committee.

(old version: If any detected breaches in the Company's operation pose a threat to its interests, the Auditing Committee shall be entitled to:

3.2.1. demand convocation of meetings of the Management Board or Board of Directors, or an extraordinary general meeting of the shareholders in order to resolve the issues included in the terms of reference of the said management bodies of the Company;

3.2.2. besides, the Auditing Committee shall be entitled to demand convocation of an extraordinary general meeting of the shareholders on other grounds provided for by the Articles of Association of the Company and by these Provisions;

3.2.3. the procedure of convoking meetings of the Management Board or Board of Directors, or an extraordinary general meeting upon request of the Auditing Committee is defined by the active law, the Articles of Association of the Company and by the provisions on the respective management body of the Company. If such a procedure is not defined, a meeting shall be held within a reasonable time from the moment the demand is presented).

3.3. The Auditing Committee shall be entitled to demand a personal explanation from officials of the Company in respect of issues within the terms of reference of the Auditing Committee. The Auditing Committee shall add any received explanations to the materials of the audit.

3.4. Besides, the Auditing Committee shall be entitled to demand that the officials of the Company, whose terms of reference include certain issues of financial, economic and legal operation of the Company, provide written reports on issues within their terms of reference.

3.5. Any explanations and reports provided upon request of the Auditing Committee shall be presented before or on the working day following the day the request is presented. Should any explanations (reports) fail to be provided or should any false explanations (reports) be provided deliberately, the Auditing Committee shall act according to the procedure similar to the procedure provided for by clauses 3.1.5 and 3.1.6 of these Provisions.

3.6. **The Auditing Committee shall be entitled to engage independent specialists (individuals or legal entities) in checks according to the procedure provided for by clause 5.4 of these Provisions.**

(old version: To solve especially complex issues in its work, the Auditing Committee shall be entitled to employ independent specialists (individuals or legal entities).

3.7. If any facts of breaches in the issues of its terms of reference are detected, the Auditing Committee shall be entitled to raise to the Company's management bodies the issue of bringing to account the employee (official) of the Company, whose action or inaction has led to such a breach.

3.8. The Company's management bodies shall inform the Auditing Committee on any measures taken on the basis of its applications.

4. DUTIES OF THE MEMBERS OF THE AUDITING COMMITTEE. RESPONSIBILITY OF THE MEMBERS OF THE AUDITING COMMITTEE

4.1. Members of the Auditing Committee shall:

4.1.1. Not disclose any confidential information (keep the commercial secret) becoming known to members of the Auditing Committee when they exercise their powers.

4.1.2. Provide their reports on the basis of the results of auditing the Company according to the procedure provided for by the Articles of Association and these Provisions.

4.1.3. Carry out an unscheduled audit of the Company within 30 days from the moment the respective decision is taken according to the procedure approved by clause 5.3 to these Provisions.

4.1.4. Carry out an obligatory audit of the Company's financial and economic operation on the basis of the results of operation for a year and provide a respective report (conclusion/opinion) to the Board of Directors not later than **14 working days** before the date of preliminary approval of the Company's annual report by the Board of Directors.

(old version: Carry out an obligatory audit of the Company's financial and economic operation on the basis of the results of operation for a year and provide a respective report (conclusion/opinion) to the Board of Directors not later than two weeks before the date of preliminary approval of the Company's annual report by the Board of Directors)

4.2. Members of the Auditing Committee shall be liable for any breaches in discharging their duties in compliance with the active laws of RF.

5. OPERATION PROCEDURE OF THE AUDITING COMMITTEE

5.1. Elections of the Chairperson and the Secretary of the Auditing Committee, and Their Powers.

5.1.1. The work of the Auditing Committee shall be managed by its Chairperson elected by the majority of votes of the members of the Auditing Committee taking part in voting at the first meeting of the Auditing Committee. The Chairperson of the Auditing Committee may be reelected at any time upon decision of the majority of the members of the Auditing Committee.

5.1.2. The candidature of the Chairperson of the Auditing Committee may be proposed by any member of the Auditing Committee. A member of the Auditing Committee may propose his/her own candidature.

(old version: 5.1.3. When the Chairperson of the Auditing Committee is elected, all members of the Auditing Committee shall take part in voting, including the person, whose candidature is put to the vote).

5.1.3. The Chairperson of the Company's Auditing Committee shall organize its work, convoke the meetings of the Company's Auditing Committee, take chair at them, and supervise minutes keeping at the meetings.

(old version: The Chairperson of the Auditing Committee shall make up a Work Plan of the Auditing Committee, divide responsibilities among its members and shall manage their work.

Instructions of the Chairperson in respect of organizational issues (including the need and time of auditing the financial and economic operation of the Company) shall be mandatory for the members of the Auditing Committee.

The Chairperson shall not be entitled to influence any conclusions of a member of the Auditing Committee drawn based on the results of an audit).

5.1.4. Organizational support for the work of the Auditing Committee shall be provided by the Secretary of the Auditing Committee elected at the first meeting of the Auditing Committee. The Secretary of the Auditing Committee shall be elected according to the procedure similar to the procedure provided for the election of the Chairperson of the Auditing Committee.

5.1.5. Immediately after his/her election, the Secretary of the Auditing Committee shall notify the Company on the methods of transferring documents received by the Auditing Committee in compliance with clause 6.1 of these Provisions.

5.1.6. The Secretary of the Auditing Committee shall keep minutes and ensure storage of documents related to the work of the Auditing Committee in compliance with section 6 of these Provisions.

5.2. Holding sessions of the Auditing Committee.

5.2.1. All issues of the work of the Auditing Committee, that have not been included by these Provisions in the terms of reference of the Chairperson of the Auditing Committee, shall be solved at sessions of the Auditing Committee. Sessions of the Auditing Committee shall be held as necessary, however, at least once in a quarter.

5.2.2. The first session of the Auditing Committee shall be held within 15 days from the day the Auditing Committee is elected.

5.2.3. Sessions of the Auditing Committee shall be held by the Chairperson of the Auditing Committee. In case of his/her absence, members of the Auditing Committee shall appoint, by the majority of votes of the members attending the session, a substitute for the Chairperson at the session.

5.2.4. Minutes of a session of the Auditing Committee shall be kept. In case of absence of the **Chairperson and/or** Secretary of the Auditing Committee at a session, **the substitutes** shall be appointed by the majority of votes of the members of the Auditing Committee attending the session. **The Minutes shall be signed by the person taking chair at the meeting and by the secretary of the Auditing Committee.**

(old version: Minutes of a session of the Auditing Committee shall be kept. In case of absence of the Secretary of the Auditing Committee at a session, a substitute shall be appointed by the majority of votes of the members of the Auditing Committee attending the session. The minutes shall be signed by all participants of the session).

5.2.5. Sessions of the Auditing Committee shall be held before each audit of the Company and after each audit.

5.2.6. Sessions of the Auditing Committee may be held both by means of attendance of the members and through correspondence.

5.2.7. In case of holding sessions through correspondence, members of the Auditing Committee must receive documents stating the agenda and a form for voting, which will make it possible to express an exact attitude towards the issues of the agenda.

Preparation of documents for holding a session through correspondence and sending them shall be the responsibility of the Secretary of the Auditing Committee upon instructions of the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall establish the period, during which the members of the Auditing Committee must express attitude towards the issues of the agenda.

5.2.8. A session of the Auditing Committee shall be considered as competent, provided at least half the elected members of the Auditing Committee attend it.

In case of holding a session through correspondence, it shall be considered as having taken place, provided at least half the elected members of the Auditing Committee have taken part in voting.

5.2.9. Decisions of the Auditing Committee shall be taken by the majority of votes of the members of the Auditing Committee taking part in a session (participating in voting in case of a correspondence session).

Each member of the Auditing Committee shall have one vote. In case of equal numbers of votes, the Chairperson of the Auditing Committee shall have the casting vote.

5.3. Audits Carried Out by the Auditing Committee.

5.3.1. The Auditing Committee shall audit the financial and economic operation of the Company based on the results of work for the year.

5.3.2. Besides, the audit mentioned in clause 5.3.1 of these Provisions, the Auditing Committee shall be entitled to carry out unscheduled audits at any time in compliance with these Provisions.

5.3.3. An unscheduled audit shall be obligatory, if the following parties act as the initiator of the audit:

- General Meeting of the Company's Shareholders;
- Board of Directors of the Company;
- shareholder(s) holding at least 10% of the voting shares of the Company;
- the Company's Auditing Committee itself.

5.3.4. A respective decision of a Company's management body shall be the ground for an audit to be carried out upon initiative of the General Meeting of the Shareholders or the Board of Directors.

The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the respective decision is taken by the General Meeting of the Shareholders or by the Board of Directors.

5.3.5. A respective written request received by the Auditing Committee shall serve as the ground for carrying out an audit upon initiative of a shareholder. The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the request is received.

5.3.6. If a member of the Auditing Committee finds it necessary to carry out an unscheduled audit of the Company's operation, he/she/it shall apply with a respective proposal to the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall convoke a session of the Auditing Committee, where the need and time of carrying out an unscheduled audit shall be discussed. An unscheduled audit upon initiative of the Auditing Committee itself must be carried out, if the majority of the members of the Auditing Committee vote for it.

5.3.7. Prior to the start of an audit, the Chairperson of the Auditing Committee shall notify in writing the Board of Directors and the General Manager of the Company (or his/her substitute) on issues to be audited, on the initiator of the audit, expected time of the audit and on the need of employing independent specialists in the audit and on other important conditions of the audit.

5.3.8. To support the work of the Auditing Committee, the General Manager of the Company (or his/her substitute) shall appoint a group of employees of the Company, who will be in charge of interaction with the Auditing Committee.

5.4. Procedure of employing independent specialists in certain audits carried out by the Auditing Committee.

5.4.1. The Board of Directors, as well as any member of the Auditing Committee, shall be entitled to apply to the Chairperson of the Auditing Committee at any time with a proposal on employing independent specialists in an audit.

A decision on **the necessity of** *(old version: none)* independent specialists employment shall be taken at a session of the Auditing Committee.

5.4.2. If independent specialists can be employed on a paid basis only, this shall be done upon preliminary agreement with the Board of Directors of the Company. In its decision, the Board of Directors shall establish the payment method and other important terms of the participation of independent specialists in an audit carried out by the Auditing Committee.

The Company's General Manager shall conclude the contract with an engaged specialist on behalf of the Company and on the conditions established by the Board of Directors. *(old version: none)*

5.4.3. The engaged specialists shall not disclose any confidential information (keep the commercial secret) becoming known to them during the check.

(old version: none)

5.5. Recording the Results of Audits Carried out by the Auditing Committee.

5.5.1. On the basis of the results of an audit, a Statement shall be made up, describing in a systematized way documented facts of breaches in the financial and economic operation of the Company, detected during the audit, or stating the absence of such facts, as well as conclusions and proposals of the Auditing Committee on eliminating the detected breaches.

5.5.2. On the basis of the Statement of Audit, the Auditing Committee shall make up a report, in which it shall express its opinion, among other things, on reliability of the data presented in accounts and reports and other financial documents of the Company.

5.5.3. A report (opinion/conclusion) shall contain the following information:

- brief data on the Company audited;
- data on the members of the Auditing Committee;
- period audited;
- auditing method;
- conclusions of the Auditing Committee on reliability of the accounts and reports on the whole or in a certain part, or on unreliability thereof.

5.5.4. The report shall be signed by the Chairperson of the Auditing Committee and by its members who take part in the audit. All and any disagreements arising in making up the report shall be settled by means of voting by the majority of votes. A member of the Auditing Committee, who does not agree with the conclusions contained in the report shall be entitled to set forth his/her attitude in writing.

5.5.5. **The Report shall be made up within 10 days from the moment the audit is over.**

Within five days from the moment the Report of the Auditing Committee is made up, it shall be brought to the notice of the Company's Board of Directors, General Manager, as well as the initiator of the audit, if he/she is the Company's shareholder.

(old version: The report shall be made up in triplicate, to be sent to the following addresses:

- *Board of Directors of the Company;*
- *General Manager of the Company.*

A copy of the report shall be kept in the files of the Auditing Committee.

(old version: 5.5.6. If an audit has been initiated by a shareholder or a group of shareholders, the report shall be made up in quadruplicate, one copy to be sent to him/her/it/them. In other cases interested parties can get familiarized with conclusions of the Auditing Committee according to the procedure provided for by article 91 of the Law "On Joint-Stock Companies".

5.5.7. The report of the Auditing Committee shall be made up within 10 days from the moment the audit is over and shall be the official point of view of the Auditing Committee on the audited issues. The report shall be brought to the notice of interested parties within five days from the date it is made up).

6. STORAGE OF DOCUMENTS OF THE AUDITING COMMITTEE AND PROVIDING THEM TO INTERESTED PARTIES

6.1. All and any documents to the Auditing Committee (including requests for audits) shall be sent by registered mail to the Company with a notice of delivery or shall be handed over to the secretariat (office) of the Company. The executive bodies of the Company shall ensure a transfer of received documents to the Chairperson of the Auditing Committee or to the Secretary of the Auditing Committee.

6.2. **Reports of the Auditing Committee shall be stored in the location of the executive body.**

(old version: Reports of the Auditing Committee shall be stored in the location of the executive body or in another place known and accessible to the shareholders and other interested parties).

6.3. Reports of the Auditing Committee shall be provided to persons entitled to access these documents in compliance with the active laws and according to the procedure provided for by the active laws and the Articles of Association of the Company.

6.4. Minutes of sessions of the Auditing Committee and other documents related to the work of the Auditing Committee (except for reports) shall be kept by the Secretary of the Auditing Committee. In case of reelection of the Secretary of the Auditing Committee, he/she shall transfer these documents to the newly elected Secretary of the Auditing Committee.

7. FUNDS FOR THE WORK OF THE AUDITING COMMITTEE. REMUNERATIONS AND COMPENSATIONS PAID TO MEMBERS OF THE AUDITING COMMITTEE

7.1. For the work of the Auditing Committee (among other things, for holding sessions of the Auditing Committee and for the time of audits) the Company shall provide premises equipped by office facilities (telephone sets, fax machines, computers, printers and other office facilities upon grounded request of the Chairperson of the Auditing Committee). Premises provided shall be situated so as not to hamper the activities of the Auditing Committee.

7.2. At the expense of the Company, the Auditing Committee shall be provided with stationery and other consumables in the amount required for activities of the Auditing Committee.

7.3. Members of the Auditing Committee shall be reimbursed for all documented expenses related to discharging the duties of members of the Auditing Committee.

7.4. In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

In case reelection of the Auditing Committee **or withdrawal of individual members from the Auditing Committee according to the procedure provided for by clause 8 of these Provisions** took place in the quarter, the remuneration of a member of the Auditing Committee shall be paid in proportion to the time of his/her work in the quarter.

(old version: The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter).

8. EARLY TERMINATION OF POWERS

8.1. Powers of certain members or of all members of the Auditing Committee may be terminated before the scheduled time by a decision of the General Meeting of the Shareholders.

8.2. A member of the Auditing Committee shall be entitled to leave the Auditing Committee at his/her own initiative at any time, notifying the Chairperson of the Auditing Committee and the Company thereof in writing. In such a case the powers of a member of the Auditing Committee shall be terminated on the day of sending the respective notification.

8.3. In case the Chairperson leaves the Auditing Committee, the following procedure shall be observed:

- The Chairperson of the Auditing Committee shall inform the Company of his/her decision to leave the Auditing Committee;
- The Chairperson shall convoke a session of the Auditing Committee;
- a new Chairperson shall be elected at the session of the Auditing Committee.

8.4. The powers and duties of the Chairperson of the Auditing Committee shall be retained until the new Chairperson of the Auditing Committee is elected.

8.5. If the actual number of the Auditing Committee becomes less than half the official number of the Auditing Committee as established by the Articles of Association of the Company or by these Provisions, the Chairperson of the Auditing Committee shall, within 10 days from the moment of the commencement of the said event, apply to the Board of Directors with a request to convoke the General Meeting of the Shareholders for election (additional election) of members of the Auditing Committee.

9. FINAL

9.1. These Provisions shall be approved by the General Meeting of the Shareholders by the majority of votes of the shareholders holding the voting shares of the Company taking part in the General Meeting of the Shareholders.

(old version: 9.2. Proposals on making amendments and additions to the Provisions shall be put forward according to the procedure provided for by the Articles of Association of the Company for putting forward proposals for the agenda of the general meeting of the shareholders. Proposals on making amendments and additions to the section "Remunerations and Compensations to Members of the Auditing Committee" of these Provisions may be put forward by the Company's Board of Directors only).

9.2. A decision on making amendments or additions to the Provisions shall be taken by the General Meeting by the majority of votes of the shareholders holding voting shares of the Company and taking part in the General Meeting of the Shareholders.

9.3. If, as a result of changes in the legislation of the Russian Federation or in the Articles of Association of the Company, some articles of these Provisions contradict them, such articles shall become null and void and, before amendments are made in the Provisions, members of the Auditing Committee shall be guided by the active law.

PROFIT AND LOSS STATEMENT

			CODES
		Form № 2 OKUD	0710002
as for	December 31, 2005	Date (date, month, year)	29.03.2006
Organization	North-West Telecom	OKPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVD	64.20.11,12,22,3,21
Organization and legal form/ form of ownership	Joint-Stock Company	OCOPF/OKFS	47/34
Unit of measuresment:	thousand rubles	OKEI	384

Name of index	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
for normal activity Gain (netto) from sailing goods, productions, services (minus value added tax and other similar oblig		010	010	20 383 486	15 355 680
including that from communication services			011	19 715 442	14 779 309
Prime costs of sold goods, products, works and srvices		020	020	(16 572 811)	(12 238 224)
including that from communication services			021	(16 276 856)	(11 976 434)
Profit (loss) from sales (sum of lines 010 -020)		050	**050**	3 810 675	3 117 456
II. OPERATING INCOME AND EXPENSES Interest to payable		060	060	96 433	8 992
Interest to payable		070	070	(660 535)	(312 516)
Income from participation in other organization		080	080	6 148	698
Other operating incomes		090	090	1 188 108	512 260
Other operating expences		100	100	(1 463 300)	(1 086 917)
III. INCOME AND EXPENCES FROM SOURCE OTHER THAN SALES Income from source other than sales		120	120	555 059	373 391
Expences from source other than sales		130	130	(703 348)	(621 899)

Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	**140**	2 829 240	1 991 465
Expenses on profit tax (lines -151+152-153) including:		**150**	(981 784)	(665 736)
deffered tax liabiilities	142	151	(49 596)	(129 025)
deffered tax assets	141	152	(56 669)	140 414
Current value tax	150	153	(875 519)	(677 125)
Income (loss) from normal activity (lines 140-150)		**160**	1 847 456	1 325 729
IV. Extraordinary income and expenses				
Extraordinary incomes		170	1 257	2 075
Extraordinary expenses		180	(4 578)	(817)
Net profit (undistibuted income (loss) of the period under report (lines 160+170-180)	190	**190**	1 844 135	1 326 987
INQUIRY				
Condition expeneces/income on profit tax		201	(672 401)	(478 253)
Constant tax liabilities	200	202	(322 417)	(228 075)
Constant tax assets	200	203	13 034	40 592

Name of index	Explanations	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Based income (loss) per share			301	0,00191	0,00157
water income (loss) per share			302	0,00000	0,00000

*** Filled in annual account statement**

Explanation of individual incomes and losses

Name of index	Index code	Line code	For the period under report		For the similar period or the	
			income	loss	income	loss
1	1a	2	3	4	5	6

which have been acknowledged or for which arbitration court awards on		401	37 600	(2 396)	19 084	(4 793)
Profit (loss) of the previous years		402	36 350	(88 823)	67 324	(107 856)
indemnification for losses, influcted by failure to fulfil or to fulfil duty of the obligation		403	2 325	(2 572)	3 118	(1 691)
Exchanges rates of foreign currency transaction		404	28 869	(14 109)	47 234	(39 404)
Reduction to ratable reservesвы		405	416 510	(43 194)	112 032	(490 312)
writing off the account receivable and credits scores		406	54 049	(7 597)	4 547	(9 969)

General manager _______________ V.A. Ak **Head account** ________ M.M. Semchenko
(signature) (signature explanatic (signature) (signature explanation)

April 28, 2006

RECEIVED
2006 AUG -8 A 9:-8
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OJSC North-West Telecom

Auditor's Report
on Accounts and Reports for the year 2005

April 2006

CONTENTS

Page

AUDITOR'S OPINION
ON ACCOUNTS AND REPORTS OF OJSC NORTH-WEST TELECOM
PREPARED Y AN INDEPENDENT AUDITING COMPANY

To shareholders of OJSC North-West Telecom

DATA ON THE AUDITOR

Name: LLC Ernst & Young

Location: 77, Sadovnicheskaya nab., building 1, Moscow, Russia, 115035

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 05th December 2002, series 77 No. 007367150, registered by the State Institution Moscow Registration Chamber on 20th June 2002, No. 108.877, under the basic state registration number 1027739707203.

License for auditing No. E002138 approved by the Order of the Ministry of Finance of RF of 30th September 2002, No. 223, issued for the period of five years.

Membership in the accredited professional auditor association – Ernst & Young Limited Liability Company is a member of the Non-Profit Partnership -"Institute of Professional Accountants and Auditors of Russia".

DATA ON THE AUDITED PARTY

Name: OJSC North-West Telecom

Location: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

State Registration: registered on 06th May 1993 by the Registration Chamber of the St. Petersburg Administration, registration No. 1027809169849.

We have carried out an audit of the enclosed accounts and reports of OJSC North-West Telecom for the period from January 1, 2005 till December 31, 2005 inclusive, which consist of the Accounting Balance Sheet, Profit and Losses Report, Capital Changes Report, Cash Flow Report, Appendix to the Balance Sheet and the Explanatory Note (clauses 3, 5, 7.1-7.11, 7.13-15). The responsibility for accounting, for preparing and submitting the accounts and reports rests with the management of OJSC North-West Telecom. Our duty consists in expressing our opinion on reliability of these accounts and reports in all essential aspects and on compliance of the accounting procedure in respect of preparing the accounts and reports, with the legislation of the Russian Federation on the basis of the audit. Audit of Accounts and Reports of OJSC North-West Telecom for the year 2004 was carried out by Ernst & Young Vneshaudit CJSC, which issued the undoubtedly positive conclusion dated April 15, 2005.

We have carried out the audit in compliance with the Federal Law "On Auditing", the Federal Regulations (Standards) of auditing, the Regulations (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation, and the International Auditing Standards.

The audit was planned and carried out so as to obtain a reasonable confidence that the Accounts and Reports did not contain any serious deviations. The audit was carried out on a selective basis and included a study, on the basis of testing, of the evidence proving the numerical indices and disclosure of information on the financial and economic operations in these Accounts and Reports, evaluation of observing the accounting principles and standards, applicable for preparation of these Accounts and Reports, and consideration of significant assessment values obtained by the management of the audited entity, as well as evaluation of the general presentation of the Accounts and Reports. We believe that the audit that has been carried out provides sufficient grounds to express our opinion on reliability of the Accounts and Reports in all essential aspects and on compliance of the accounting procedure, in respect of preparation of Accounts and Reports, with the legislation of the Russian Federation.

In our opinion, in 2005 the accounting procedure in respect of preparing Accounts and Reports of OJSC North-West Telecom in all essential aspects met the requirements of the Federal Law No. 129-FZ"On Accounting" dated November 21, 1996, and the above Accounts and Reports, prepared in compliance with the same Law reliably show in all essential aspects the financial standing of OJSC North-West Telecom as of December 31, 2005 and the results of its financial and economic operation for the period from January 1 till December 31, 2005 inclusive in accordance with the legislation of the Russian Federation in respect of preparing Accounts and Reports.

The enclosed Accounts and Reports do not set a goal of presenting the financial standing or results of the operation according to the accounting principles or methods generally accepted in countries and other administrative or territorial formations besides Russia. Respectively, the enclosed Accounts and Reports are not intended for persons who do not know the principles, procedures or methods of accounting, applicable in the Russian Federation.

April 28, 2006

Ralf Wagener
Partner

Andrey Sadun
Audit manager
Qualification Certificate (general audit) No.K003581 issued on May 7, 2003 for an unlimited period

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2006

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
on the Board of Directors
of the Open Joint-Stock Company
North-West Telecom
(version 04 – 06)

Saint Petersburg
2006

1. GENERAL

1.1. In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company, **as well as other issues of the activity of the Company's Board of Directors.**

(old version: In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company.

1.2. The Board of Directors is a collective managing body of the Company, exercising the general management of its activities, except for resolving the matters assigned by the federal laws and the Charter of the Company in the terms of reference of the General Meeting of the Shareholders of the Company.

1.3. Contracts may be entered into with members of the Board of Directors. Such contracts may be signed on behalf of the Company by the Chairperson of the Board of Directors.

(old version: none).

2. PURPOSES AND PRINCIPLES OF ACTIVITY OF THE OF THE BOARD OF DIRECTORS

2.1. Purposes of activity of the Board of Directors are to ensure the maximum profit and to increase the Company's assets, to protect the rights and legal interests of the shareholders, and to guarantee the completeness, reliability and objectivity of public information on the Company.

2.2. To implement the purposes of activity the Board of Directors shall be guided by the following principles:

- taking resolutions on the basis of reliable information on the Company's activity;
-precluding restrictions of the rights of shareholders to participate in managing of the Company's activities, receiving dividends and information about the Company;
-achieving the balance of interests between different groups of shareholders and taking the most objective decisions in the interests of all shareholders of the Company by the Board of Directors.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS. PROCEDURE OF EXERCISING THEM

3.1. A member of the Board of Directors has the right to:

3.1.1. request from the Company's officials any information on the Company's activity, as well as the documents provided for under Art. 89 of the Federal Law on Joint Stock Companies in accordance with the procedure determined by the Provision;

3.1.2. receive a remuneration for fulfilling his duties and a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company, in the cases and in the amounts determined by the present Provisions;

3.1.3. request entering into the minutes of the meeting of the Board of Directors his individual opinion on issues of the agenda and the decisions taken.

3.2. A member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. abstain from using his position in the Company in the interests of other persons;

3.2.2. act within his rights in accordance with the purposes and principles of activities of the Board of Directors;

3.2.3. act reasonably and conscientiously with respect to the Company's affairs;

3.2.4. not disclose the confidential information on the Company's activity that has become known to him;

3.2.5. initiate meetings of the Board of Directors for resolving urgent matters;

3.2.6. participate in taking decisions by the Board of Directors by voting on the agenda issues of its meetings;

3.2.7. take grounded decisions, for which purpose to study all the necessary information (materials);

3.2.8. when taking decisions, to assess the risks and adverse consequences;

3.2.9. inform the Company in due time on his affiliation and changes therein; including the facts of his participation in the management bodies or in the capital of other legal entities;

3.2.10. inform the Company in due time (according to provisions of Chapter XI of the Federal Law "On Joint-Stock Companies"):

on legal entities, in which he owns independently or jointly with his affiliated party (parties) 20 (twenty) or more per cent of the voting shares (parts);

on legal entities, in the management bodies of which he holds positions;

on transactions being made or expected and known to him in which he may be considered as interested party.

The information shall be presented by a Member of the Board of Directors within 10 days (from the date it became known to a Member of the Board of Directors) to the Secretary of the Board of Directors, in writing and in computer-readable form. Control over timely distribution of the said information among divisions of the Company shall be the responsibility of the Secretary of the Board of Directors.

If, as a result of failure to provide the said information through the fault of a member of the Board of Directors or failure to provide it in due time, any property damage is inflicted to the Company, the liability of the member of the Board of Directors to the Company shall be equal to the amount of the damage inflicted.

In other cases a Member of the Board of Directors shall bear responsibility to the Company according to the procedure provided for by active laws of the Russian Federation.

3.2.11. to notify the Board of Directors in writing on the fact of holding the securities of the Company, on any intention to make a transaction with any securities of the Company or of its affiliates (subsidiaries), and on any transactions with any such securities.

3.3. Activity of a member of the Board of Directors shall be continuous and shall not be restricted by participation in decision-making by the Board of Directors.

3.4. On request of a member of the Board of Directors, expressed orally or in writing, the Company shall ensure for him access to the information and documents provided for under paragraph 3.1.1 of the present Provisions.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request.

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him.

4. CHAIRPERSON OF THE BOARD OF DIRECTORS

4.1. The Chairperson of the Board of Directors shall be elected by members of the Board of Directors from among them at the first session by the majority of votes of members of the Board of Directors of the Company attending the meeting.

4.2. The person exercising the functions of the one-person executive body of the Company cannot at the same time be the Chairperson of the Board of Directors.

4.3. The Board of Directors shall have the right to re-elect the Chairperson of the Board of Directors at any time.

4.4. Members of the Board of Directors shall have the right to elect a Deputy Chairperson. In case the Chairperson of the Board of Directors of the Company is absent, all his functions (including the right of signing documents) shall be performed by his Deputy; and if the latter is absent, one of the members of the Board of Directors on resolution of the Board of Directors of the Company taken by the majority of votes of its members attending the meeting.

4.5. The Chairperson of the Board of Directors shall organize the work of the Board of Directors, convene its meetings, take chair at them, and organize keeping of the minutes at the meetings.

4.6. The Chairperson of the Board of Directors shall have no right to delegate the execution of his functions to another person.

5. THE BOARD OF DIRECTORS FUNCTIONING SUPPORT

(old version: SECRETARY OF THE BOARD OF DIRECTORS)

5.1. The Company's Corporate Secretary shall ensure operation of the Board of Directors. The duties of the Corporate Secretary regarding support of the Board of Directors functioning shall be determined by the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary.

5.2. In case the Corporate Secretary is absent, another person appointed by the Company's Board of Directors for the period of the Corporate Secretary's absence shall ensure operation of the Board of Directors.

(old version: 5.1. The Secretary of the Board of Directors shall be nominated by members of the Board of Directors at the first meeting by the majority of votes of members of the Board of Directors attending the meeting.

5.2. The Board of Directors shall have the right at any time to exempt the Secretary of the Board of Directors from execution of his duties and nominate a new Secretary of the Board of Directors.

5.3. In case of absence of the Secretary of the Board of Directors, the execution of his duties shall be delegated to another person elected by the majority of votes of members of the Board of Directors attending the meeting.

5.4. The Secretary of the Board of Directors shall have the right to:

5.4.1. request from the Company's officials the information and documents necessary for preparation of the materials on agenda items of the meeting of the Board of Directors;

5.4.2. receive for execution of his duties the remuneration and compensation of the expenses, related to the execution of functions of the Secretary of the Board of Directors, in the amount and following the procedure determined by resolution of the Board of Directors.

5.5. Secretary of the Board of Directors shall:

5.5.1. keep and draw up the minutes of the meetings of the Board of Directors;

5.5.2. keep records and store the ingoing documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform members of the Board of Directors on holding meetings of the Board of Directors in accordance with the procedure and within the time periods determined by the present Provisions;

5.5.4. circulate among the members of the Board of Directors the materials necessary for considering the agenda items of the meetings of the Board of Directors, in accordance with the procedure and within the time periods determined by the present Provision;

5.5.5. perform other functions provided for by the present Provisions).

6. MEETING OF THE BOARD OF DIRECTORS

6.1. A meeting of the Board of Directors can be held in the form of joint presence (including the use of conference communications) or absentee voting.

6.2. Meetings of the Board of Directors can be held regularly in accordance with the job schedule approved by the meeting of the Board of Directors. If necessary, the Board of Directors shall consider the matters not included into the job schedule.

6.3. A meeting of the Board of Directors shall be convened by the Chairperson of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, one-person or collective executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request on convening the meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of convening or name of the body or legal entity making the request;

6.4.2. should a request on the convocation be made by a shareholder, the number and category (type) of the shares belonging to him;

6.4.3. form of holding the meeting (joint presence or absentee voting);

6.4.4. date of holding the meeting in the form of joint presence or, in case of holding the meeting in the form of absentee voting, final date for receiving written opinions on agenda items from members of the Board of Directors;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) provided to members of the Board of Directors for the meeting.

Besides, the request on convening the meeting of the Board of Directors may contain the following information:

6.4.7. time and place of holding the meeting (in case of holding the meeting in the from of joint presence);

6.4.8. draft resolutions on agenda items;

6.4.9. other information at the discretion of the initiator of convening the meeting.

6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

All the above time limits can also be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under subparagraphs 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held).

6.6. When decisions are taken by the Board of Directors, the members of the Board of Directors attending the meeting shall express their opinion on the agenda items by voting.

6.7. If a member of the Board of Directors cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Board of Directors shall express his opinion on the agenda items in writing.

Should the written opinion of the member of the Board of Directors contain his voting, it shall be taken into account when determining the quorum and voting results.

The written opinion shall be presented by a member of the Board of Directors before holding the meeting of the Board of Directors or, in case the meeting is held in the form of absentee voting, not later than the final date for accepting written opinions of members of the Board of Directors.

6.8. The Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion contain a proposal on the draft resolution differing substantially from that initially put to the vote, the Secretary of the Board of Directors shall, before drawing-up the minutes, acquaint other members of the Board of Directors with the said opinion, proposing to express their views on it by voting, in writing or other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other communications).

6.9. Before taking a decision on the matter, the preliminary consideration of which was accomplished by the committees of the Board of Directors, members of the Board of Directors shall have the possibility of getting acquainted with resolutions (recommendations) of the relevant committees in advance.

6.10. When resolving matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

Transfer of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, shall not be allowed.

In taking decisions by the Board of Directors, the Chairperson of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

6.11. **Minutes of a session of the Board of Directors shall be kept.**

(old version: The Secretary of the Board of Directors shall keep the minutes at the meeting of the Board of Directors).

Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).

The following information shall be given in the minutes of the meeting:

• its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;

• persons attending the meeting (in case of holding it in the form of joint presence);
• persons who have presented written opinions on matters of the agenda items;
• agenda of the meeting;
• matters put to the vote and voting results on them;
• resolutions taken.

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting **and the Company's Corporate Secretary.**

(old version: The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting).

If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attanched as supplements to the minutes.

The Company shall store the minutes of the meetings of the Board of Directors in the place where its executive body is located in accordance with the procedure and for the time periods established by the federal executive authority for the securities market. If no such time period is determined, the Company shall permanently store the minutes of the meetings of the Board of Directors.

The Company shall provide to the shareholders as well as members of the Board of Directors, the Auditing Committee, the Company Auditor access to the minutes of the meetings of the Board of Directors.

6.12. In the event that in accordance with the Company's Charter the decision is passed by the majority of three quarters of votes or unanimously by all members of the Board of Directors without taking into account the votes of the retired members of the Board of Directors, then the deceased, missing and incapable members shall be regarded as retiring members of the Board of Directors

7. REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION FOR EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

7.1. During their term of office, members of the Board of Directors of the Company shall receive a remuneration and compensation for the expenses related to execution of the functions of members of the Board of Directors.

7.2. The remuneration of members of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

7.6. **The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) relative to the average growth of capitalization of all inter-regional companies of the Svyazinvest Group (average value).**

7.6.1. The remuneration shall be increased in case of an excess of the Company's capitalization growth over the average value:

- **by 5%, if the excess is less than 15%;**
- **by 15%, if the excess is from 15% to 30%;**
- **by 25%, if the excess is more than 30%;**

7.6.2. The remuneration shall remain unchanged in the cases of:

- unchanged level of the Company's capitalization with the reduced or unchanged average value for the industry;

- decrease in the Company's capitalization less rapidly than the average value for the industry;

- increase of the in the Company's capitalization below the average value for the industry.

7.6.3. The remuneration shall be reduced by 25% in the cases of:

- unchanged level of the Company's capitalization with the growth of the average value for the industry;

- decrease in the Company's capitalization more rapidly than the average value for the industry;

- decrease in the Company's capitalization with the unchanged level of the average value for the industry;

- decrease in the Company's capitalization with the growth of the average value for the industry;

(old version: The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry).

7.7. **The annual remuneration of the Members of the Board of Directors, including those, whose powers were terminated before the scheduled time, shall be paid after the annual general meeting of the Company's shareholders at a time.**

(old version: The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors).

7.8. The annual remuneration due to the members of the Board of Directors, which powers were terminated before their expiry shall be calculated in proportion to the number of working days of the members of this particular year in a calendar year (365 days). ***(old version: none)***

7.9. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors.

This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

7.10. Members of the Board of Directors shall have the right to participate in option programmes realized by the Company.

8. PROCEDURE OF APPROVING AND AMENDING THE PROVISIONS

8.1. The present Provisions shall be approved by the General Meeting of the Shareholders by the majority of the shareholders owning the voting shares of the Company.

8.2. The present Provisions may be supplemented and amended by the General Meeting of the Shareholders by the majority of shareholders owning the voting shares of the Company.

8.3. If in the event of changes in the RF legislation or the Company's Articles of Association certain clauses of the present Provisions contradict it, the Provisions shall be applied in the part, which does not contradict the current legislation and the Company's Articles of Association.

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No.
of 2006

Chairperson of the General Meeting of the Shareholders

__________________ V.A. Akulich

PROVISIONS
ON THE AUDITING COMMITTEE
of the Open Joint-Stock Company
North-West Telecom
(Version 03 - 06)

Saint Petersburg
2006

1. GENERAL

1.1. These Provisions have been prepared in compliance with the Federal Law On Joint-Stock Companies and the Articles of Association of the Company.

1.2. These Provisions set forth the operation procedure of the Auditing Committee, including the procedure of holding meetings of the Auditing Committee, the procedure of holding audits, the powers of the members of the Auditing Committee and the procedure of interaction with the management bodies of the Company.

1.3. The Auditing Committee shall be elected by the General Meeting according to the procedure provided for by the active law and by the Articles of Association of the Company for a period of one year and shall consist of 7 members.

1.4. The powers of the Auditing Committee or its individual members may be terminated according to the procedure provided for by the active law, by the Articles of Association of the Company and by these Provisions.

2. TERMS OF REFERENCE OF THE AUDITING COMMITTEE

2.1. The Auditing Committee shall exercise control over the financial and economic operation of the Company, including its branches and representative offices.

2.2. Within its terms of reference, the Auditing Committee shall exercise control over the operation of the Company in the following areas:

- checking of the Company's financial and economic documentation, including, if necessary, the data of primary accounts and reports;
- auditing the legality of decisions and actions of the Company's executive bodies, including concluded contracts and made transactions;
- auditing the compliance of the terms of transactions made by the Company with the terms of transactions made under comparable circumstances;
- analysis of the compliance of keeping books and statistical records and reports with the existing standard documents;
- analysis of the financial standing of the Company, finding out reserves for improving the economic position of the Company;
- analysis of the timeliness and correctness of settlements with partners, budgets of various levels, shareholders and other creditors of the Company;
- analysis of settlements with Company's debtors, including timeliness and completeness of measures taken by the executive bodies;
- in other areas of the Company's operation in the framework of the terms of reference of the Auditing Committee.

3. RIGHTS OF THE MEMBERS OF THE AUDITING COMMITTEE

3.1. In its work, the Auditing Committee shall be entitled to demand and the officials of the Company's management bodies shall provide documents on financial and economic operation of the Company, including confidential documents, according to the following procedure:

3.1.1. a demand to provide documents on financial and economic operation of the Company may be presented either orally or in writing, and the officials of the Company's management bodies are entitled to request a written confirmation of the demand;

3.1.2. documents on financial and economic operation of the Company shall be produced upon request of the Auditing Committee immediately; and if it is impossible to produce the documents immediately because of objective factors, they shall be produced before or on the working day following the date the demand is presented;

3.1.3. members of the Auditing Committee shall have access to the Company's documents, including confidential documents, at any time within the working day established in the Company and, if necessary, upon written request, after the expiry of the working day, too;

3.1.4. for the purpose of documenting the results of audits (inspections) of the Company's operation, the Auditing Committee shall be entitled to demand that duly certified copies of financial and economic documents of the Company be added to the materials of the audit;

3.1.5. should unreliable documents be presented, or should there be a refusal to present documents, or should the timing provided for by clause 3.1.2 of these Provisions fail to be observed, or should other obstacles be posed in its work, the Auditing Committee shall be entitled to demand that the executive bodies of the Company take appropriate measures against the officials guilty of such a breach and that the required documents be immediately presented;

3.1.6. any cases of breaking the requirements of sub-clause 3.1.5 of these Provisions by the Company's executive bodies, including measures to be taken against the officials guilty of a breach, shall be brought to the notice of the Company's Board of Directors and shall be recorded in the report (conclusion) of the Auditing Committee;

3.1.7. access to financial and economic documents of the Company, dealing with a state secret, shall be regulated by the active law.

3.2. **The Auditing Committee shall be entitled to demand convocation of meetings of the Management Board or Board of Directors, or an extraordinary general meeting of the shareholders in order to resolve the issues included in the terms of reference of the said bodies.**

The Auditing Committee may apply to the Audit Committee of the Board of Directors with a proposal to consider any issue, which has to do with the Committee's terms of reference.

The procedure of convoking meetings of the Management Board, or Board of Directors, or an extraordinary general meeting of the shareholders, or the meetings of the Audit Committee of the Board of Directors. upon demand or apply of the Auditing Committee is defined by the active law, the Articles of Association of the Company and by the provisions on the respective bodies. If such a procedure is not defined, a meeting shall be held within a reasonable time from the moment the demand or apply is presented by the Auditing Committee.

(old version: If any detected breaches in the Company's operation pose a threat to its interests, the Auditing Committee shall be entitled to:

3.2.1. demand convocation of meetings of the Management Board or Board of Directors, or an extraordinary general meeting of the shareholders in order to resolve the issues included in the terms of reference of the said management bodies of the Company;

3.2.2. besides, the Auditing Committee shall be entitled to demand convocation of an extraordinary general meeting of the shareholders on other grounds provided for by the Articles of Association of the Company and by these Provisions:

3.2.3. the procedure of convoking meetings of the Management Board or Board of Directors, or an extraordinary general meeting upon request of the Auditing Committee is defined by the active law, the Articles of Association of the Company and by the provisions on the respective management body of the Company. If such a procedure is not defined, a meeting shall be held within a reasonable time from the moment the demand is presented).

3.3. The Auditing Committee shall be entitled to demand a personal explanation from officials of the Company in respect of issues within the terms of reference of the Auditing Committee. The Auditing Committee shall add any received explanations to the materials of the audit.

3.4. Besides, the Auditing Committee shall be entitled to demand that the officials of the Company, whose terms of reference include certain issues of financial, economic and legal operation of the Company, provide written reports on issues within their terms of reference.

3.5. Any explanations and reports provided upon request of the Auditing Committee shall be presented before or on the working day following the day the request is presented. Should any explanations (reports) fail to be provided or should any false explanations (reports) be provided deliberately, the Auditing Committee shall act according to the procedure similar to the procedure provided for by clauses 3.1.5 and 3.1.6 of these Provisions.

3.6. **The Auditing Committee shall be entitled to engage independent specialists (individuals or legal entities) in checks according to the procedure provided for by clause 5.4 of these Provisions.**

(old version: To solve especially complex issues in its work, the Auditing Committee shall be entitled to employ independent specialists (individuals or legal entities).

3.7. If any facts of breaches in the issues of its terms of reference are detected, the Auditing Committee shall be entitled to raise to the Company's management bodies the issue of bringing to account the employee (official) of the Company, whose action or inaction has led to such a breach.

3.8. The Company's management bodies shall inform the Auditing Committee on any measures taken on the basis of its applications.

4. DUTIES OF THE MEMBERS OF THE AUDITING COMMITTEE. RESPONSIBILITY OF THE MEMBERS OF THE AUDITING COMMITTEE

4.1. Members of the Auditing Committee shall:

4.1.1. Not disclose any confidential information (keep the commercial secret) becoming known to members of the Auditing Committee when they exercise their powers.

4.1.2. Provide their reports on the basis of the results of auditing the Company according to the procedure provided for by the Articles of Association and these Provisions.

4.1.3. Carry out an unscheduled audit of the Company within 30 days from the moment the respective decision is taken according to the procedure approved by clause 5.3 to these Provisions.

4.1.4. Carry out an obligatory audit of the Company's financial and economic operation on the basis of the results of operation for a year and provide a respective report (conclusion/opinion) to the Board of Directors not later than **14 working days** before the date of preliminary approval of the Company's annual report by the Board of Directors.

(old version: Carry out an obligatory audit of the Company's financial and economic operation on the basis of the results of operation for a year and provide a respective report (conclusion/opinion) to the Board of Directors not later than two weeks before the date of preliminary approval of the Company's annual report by the Board of Directors)

4.2. Members of the Auditing Committee shall be liable for any breaches in discharging their duties in compliance with the active laws of RF.

5. OPERATION PROCEDURE OF THE AUDITING COMMITTEE

5.1. Elections of the Chairperson and the Secretary of the Auditing Committee, and Their Powers.

5.1.1. The work of the Auditing Committee shall be managed by its Chairperson elected by the majority of votes of the members of the Auditing Committee taking part in voting at the first meeting of the Auditing Committee. The Chairperson of the Auditing Committee may be reelected at any time upon decision of the majority of the members of the Auditing Committee.

5.1.2. The candidature of the Chairperson of the Auditing Committee may be proposed by any member of the Auditing Committee. A member of the Auditing Committee may propose his/her own candidature.

(old version: 5.1.3. When the Chairperson of the Auditing Committee is elected, all members of the Auditing Committee shall take part in voting, including the person, whose candidature is put to the vote).

5.1.3. The Chairperson of the Company's Auditing Committee shall organize its work, convoke the meetings of the Company's Auditing Committee, take chair at them, and supervise minutes keeping at the meetings.

(old version: The Chairperson of the Auditing Committee shall make up a Work Plan of the Auditing Committee, divide responsibilities among its members and shall manage their work.

Instructions of the Chairperson in respect of organizational issues (including the need and time of auditing the financial and economic operation of the Company) shall be mandatory for the members of the Auditing Committee.

The Chairperson shall not be entitled to influence any conclusions of a member of the Auditing Committee drawn based on the results of an audit).

5.1.4. Organizational support for the work of the Auditing Committee shall be provided by the Secretary of the Auditing Committee elected at the first meeting of the Auditing Committee. The Secretary of the Auditing Committee shall be elected according to the procedure similar to the procedure provided for the election of the Chairperson of the Auditing Committee.

5.1.5. Immediately after his/her election, the Secretary of the Auditing Committee shall notify the Company on the methods of transferring documents received by the Auditing Committee in compliance with clause 6.1 of these Provisions.

5.1.6. The Secretary of the Auditing Committee shall keep minutes and ensure storage of documents related to the work of the Auditing Committee in compliance with section 6 of these Provisions.

5.2. Holding sessions of the Auditing Committee.

5.2.1. All issues of the work of the Auditing Committee, that have not been included by these Provisions in the terms of reference of the Chairperson of the Auditing Committee, shall be solved at sessions of the Auditing Committee. Sessions of the Auditing Committee shall be held as necessary, however, at least once in a quarter.

5.2.2. The first session of the Auditing Committee shall be held within 15 days from the day the Auditing Committee is elected.

5.2.3. Sessions of the Auditing Committee shall be held by the Chairperson of the Auditing Committee. In case of his/her absence, members of the Auditing Committee shall appoint, by the majority of votes of the members attending the session, a substitute for the Chairperson at the session.

5.2.4. Minutes of a session of the Auditing Committee shall be kept. In case of absence of the **Chairperson and/or** Secretary of the Auditing Committee at a session, **the substitutes** shall be appointed by the majority of votes of the members of the Auditing Committee attending the session. **The Minutes shall be signed by the person taking chair at the meeting and by the secretary of the Auditing Committee.**

(old version: Minutes of a session of the Auditing Committee shall be kept. In case of absence of the Secretary of the Auditing Committee at a session, a substitute shall be appointed by the majority of votes of the members of the Auditing Committee attending the session. The minutes shall be signed by all participants of the session).

5.2.5. Sessions of the Auditing Committee shall be held before each audit of the Company and after each audit.

5.2.6. Sessions of the Auditing Committee may be held both by means of attendance of the members and through correspondence.

5.2.7. In case of holding sessions through correspondence, members of the Auditing Committee must receive documents stating the agenda and a form for voting, which will make it possible to express an exact attitude towards the issues of the agenda.

Preparation of documents for holding a session through correspondence and sending them shall be the responsibility of the Secretary of the Auditing Committee upon instructions of the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall establish the period, during which the members of the Auditing Committee must express attitude towards the issues of the agenda.

5.2.8. A session of the Auditing Committee shall be considered as competent, provided at least half the elected members of the Auditing Committee attend it.

In case of holding a session through correspondence, it shall be considered as having taken place, provided at least half the elected members of the Auditing Committee have taken part in voting.

5.2.9. Decisions of the Auditing Committee shall be taken by the majority of votes of the members of the Auditing Committee taking part in a session (participating in voting in case of a correspondence session).

Each member of the Auditing Committee shall have one vote. In case of equal numbers of votes, the Chairperson of the Auditing Committee shall have the casting vote.

5.3. Audits Carried Out by the Auditing Committee.

5.3.1. The Auditing Committee shall audit the financial and economic operation of the Company based on the results of work for the year.

5.3.2. Besides, the audit mentioned in clause 5.3.1 of these Provisions, the Auditing Committee shall be entitled to carry out unscheduled audits at any time in compliance with these Provisions.

5.3.3. An unscheduled audit shall be obligatory, if the following parties act as the initiator of the audit:

- General Meeting of the Company's Shareholders;
- Board of Directors of the Company;
- shareholder(s) holding at least 10% of the voting shares of the Company;
- the Company's Auditing Committee itself.

5.3.4. A respective decision of a Company's management body shall be the ground for an audit to be carried out upon initiative of the General Meeting of the Shareholders or the Board of Directors.

The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the respective decision is taken by the General Meeting of the Shareholders or by the Board of Directors.

5.3.5. A respective written request received by the Auditing Committee shall serve as the ground for carrying out an audit upon initiative of a shareholder. The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the request is received.

5.3.6. If a member of the Auditing Committee finds it necessary to carry out an unscheduled audit of the Company's operation, he/she/it shall apply with a respective proposal to the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall convoke a session of the Auditing Committee, where the need and time of carrying out an unscheduled audit shall be discussed. An unscheduled audit upon initiative of the Auditing Committee itself must be carried out, if the majority of the members of the Auditing Committee vote for it.

5.3.7. Prior to the start of an audit, the Chairperson of the Auditing Committee shall notify in writing the Board of Directors and the General Manager of the Company (or his/her substitute) on issues to be audited, on the initiator of the audit, expected time of the audit and on the need of employing independent specialists in the audit and on other important conditions of the audit.

5.3.8. To support the work of the Auditing Committee, the General Manager of the Company (or his/her substitute) shall appoint a group of employees of the Company, who will be in charge of interaction with the Auditing Committee.

5.4. Procedure of employing independent specialists in certain audits carried out by the Auditing Committee.

5.4.1. The Board of Directors, as well as any member of the Auditing Committee, shall be entitled to apply to the Chairperson of the Auditing Committee at any time with a proposal on employing independent specialists in an audit.

A decision on **the necessity of** *(old version: none)* independent specialists employment shall be taken at a session of the Auditing Committee.

5.4.2. If independent specialists can be employed on a paid basis only, this shall be done upon preliminary agreement with the Board of Directors of the Company. In its decision, the Board of Directors shall establish the payment method and other important terms of the participation of independent specialists in an audit carried out by the Auditing Committee.

The Company's General Manager shall conclude the contract with an engaged specialist on behalf of the Company and on the conditions established by the Board of Directors. *(old version: none)*

5.4.3. The engaged specialists shall not disclose any confidential information (keep the commercial secret) becoming known to them during the check.

(old version: none)

5.5. Recording the Results of Audits Carried out by the Auditing Committee.

5.5.1. On the basis of the results of an audit, a Statement shall be made up, describing in a systematized way documented facts of breaches in the financial and economic operation of the Company, detected during the audit, or stating the absence of such facts, as well as conclusions and proposals of the Auditing Committee on eliminating the detected breaches.

5.5.2. On the basis of the Statement of Audit, the Auditing Committee shall make up a report, in which it shall express its opinion, among other things, on reliability of the data presented in accounts and reports and other financial documents of the Company.

5.5.3. A report (opinion/conclusion) shall contain the following information:

- brief data on the Company audited;
- data on the members of the Auditing Committee;
- period audited;
- auditing method;
- conclusions of the Auditing Committee on reliability of the accounts and reports on the whole or in a certain part, or on unreliability thereof.

5.5.4. The report shall be signed by the Chairperson of the Auditing Committee and by its members who take part in the audit. All and any disagreements arising in making up the report shall be settled by means of voting by the majority of votes. A member of the Auditing Committee, who does not agree with the conclusions contained in the report shall be entitled to set forth his/her attitude in writing.

5.5.5. **The Report shall be made up within 10 days from the moment the audit is over.**

Within five days from the moment the Report of the Auditing Committee is made up, it shall be brought to the notice of the Company's Board of Directors, General Manager, as well as the initiator of the audit, if he/she is the Company's shareholder.

(old version: The report shall be made up in triplicate, to be sent to the following addresses:

- *Board of Directors of the Company;*
- *General Manager of the Company.*

A copy of the report shall be kept in the files of the Auditing Committee.

(old version: 5.5.6. If an audit has been initiated by a shareholder or a group of shareholders, the report shall be made up in quadruplicate, one copy to be sent to him/her/it/them. In other cases interested parties can get familiarized with conclusions of the Auditing Committee according to the procedure provided for by article 91 of the Law "On Joint-Stock Companies".

5.5.7. The report of the Auditing Committee shall be made up within 10 days from the moment the audit is over and shall be the official point of view of the Auditing Committee on the audited issues. The report shall be brought to the notice of interested parties within five days from the date it is made up).

6. STORAGE OF DOCUMENTS OF THE AUDITING COMMITTEE AND PROVIDING THEM TO INTERESTED PARTIES

6.1. All and any documents to the Auditing Committee (including requests for audits) shall be sent by registered mail to the Company with a notice of delivery or shall be handed over to the secretariat (office) of the Company. The executive bodies of the Company shall ensure a transfer of received documents to the Chairperson of the Auditing Committee or to the Secretary of the Auditing Committee.

6.2. **Reports of the Auditing Committee shall be stored in the location of the executive body.**

(old version: Reports of the Auditing Committee shall be stored in the location of the executive body or in another place known and accessible to the shareholders and other interested parties).

6.3. Reports of the Auditing Committee shall be provided to persons entitled to access these documents in compliance with the active laws and according to the procedure provided for by the active laws and the Articles of Association of the Company.

6.4. Minutes of sessions of the Auditing Committee and other documents related to the work of the Auditing Committee (except for reports) shall be kept by the Secretary of the Auditing Committee. In case of reelection of the Secretary of the Auditing Committee, he/she shall transfer these documents to the newly elected Secretary of the Auditing Committee.

7. FUNDS FOR THE WORK OF THE AUDITING COMMITTEE. REMUNERATIONS AND COMPENSATIONS PAID TO MEMBERS OF THE AUDITING COMMITTEE

7.1. For the work of the Auditing Committee (among other things, for holding sessions of the Auditing Committee and for the time of audits) the Company shall provide premises equipped by office facilities (telephone sets, fax machines, computers, printers and other office facilities upon grounded request of the Chairperson of the Auditing Committee). Premises provided shall be situated so as not to hamper the activities of the Auditing Committee.

7.2. At the expense of the Company, the Auditing Committee shall be provided with stationery and other consumables in the amount required for activities of the Auditing Committee.

7.3. Members of the Auditing Committee shall be reimbursed for all documented expenses related to discharging the duties of members of the Auditing Committee.

7.4. In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

In case reelection of the Auditing Committee **or withdrawal of individual members from the Auditing Committee according to the procedure provided for by clause 8 of these Provisions** took place in the quarter, the remuneration of a member of the Auditing Committee shall be paid in proportion to the time of his/her work in the quarter.

(old version: The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter).

8. EARLY TERMINATION OF POWERS

8.1. Powers of certain members or of all members of the Auditing Committee may be terminated before the scheduled time by a decision of the General Meeting of the Shareholders.

8.2. A member of the Auditing Committee shall be entitled to leave the Auditing Committee at his/her own initiative at any time, notifying the Chairperson of the Auditing Committee and the Company thereof in writing. In such a case the powers of a member of the Auditing Committee shall be terminated on the day of sending the respective notification.

8.3. In case the Chairperson leaves the Auditing Committee, the following procedure shall be observed:

- The Chairperson of the Auditing Committee shall inform the Company of his/her decision to leave the Auditing Committee;
- The Chairperson shall convoke a session of the Auditing Committee;
- a new Chairperson shall be elected at the session of the Auditing Committee.

8.4. The powers and duties of the Chairperson of the Auditing Committee shall be retained until the new Chairperson of the Auditing Committee is elected.

8.5. If the actual number of the Auditing Committee becomes less than half the official number of the Auditing Committee as established by the Articles of Association of the Company or by these Provisions, the Chairperson of the Auditing Committee shall, within 10 days from the moment of the commencement of the said event, apply to the Board of Directors with a request to convoke the General Meeting of the Shareholders for election (additional election) of members of the Auditing Committee.

9. FINAL

9.1. These Provisions shall be approved by the General Meeting of the Shareholders by the majority of votes of the shareholders holding the voting shares of the Company taking part in the General Meeting of the Shareholders.

(old version: 9.2. Proposals on making amendments and additions to the Provisions shall be put forward according to the procedure provided for by the Articles of Association of the Company for putting forward proposals for the agenda of the general meeting of the shareholders. Proposals on making amendments and additions to the section "Remunerations and Compensations to Members of the Auditing Committee" of these Provisions may be put forward by the Company's Board of Directors only).

9.2. A decision on making amendments or additions to the Provisions shall be taken by the General Meeting by the majority of votes of the shareholders holding voting shares of the Company and taking part in the General Meeting of the Shareholders.

9.3. If, as a result of changes in the legislation of the Russian Federation or in the Articles of Association of the Company, some articles of these Provisions contradict them, such articles shall become null and void and, before amendments are made in the Provisions, members of the Auditing Committee shall be guided by the active law.

83	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	provision of services	108,000.00 roubles
84	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	supplementary agreement to the conract of services provision	–
85	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract termination	--
86	OJSC NWT, OJSC Rostelecom	No. 15-05 of 10.06.05	V.N. Yashin, S.N. Panchenko and I.M. Ragozina - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *The shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party in the transaction (OJSC Rostelecom).*	Additional agreement to the contract termination	--
87	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	38,408.85 roubles
88	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	144,597.98 roubles
89	OJSC NWT, Medexpress ICJSC	No. 15-05 of 10.06.05	V.N. Yashin - a member of the Board of Directors of OJSC North-West Telecom and member of the Supervisory Board of ICJSC Medexpress G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC NWT holds over 20 per cent of the voting shares of the second party to the transaction (CJSC Medexpress). *The equity interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	contract of mandatory vehicle insurance (OSAGO)	11,285.00 roubles
90	OJSC NWT, OJSC RTComm.RU	No. 15-05 of 10.06.05	The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party in the transaction (OJSC RTComm.RU).	organization of equipment connection	42,372.88 roubles

71	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	doors infill overhaul	362,002.00 roubles
72	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	doors infill overhaul	156,916.00 roubles
73	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	280,007.00 roubles
74	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	Overhaul	49,992.00 roubles
75	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	170,608.00 roubles
76	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC	overhaul of the center	156,091.00 roubles

			OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).		
77	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of the center	114,871.00 roubles
78	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	9,322,600.00 roubles
79	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	pipe line overhaul	60,996.00 roubles
80	OJSC NWT, RSU-Telecom LLC	No. 15-05 of 10.06.05	G.B. Chernyak – Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of RSU-Telecom LLC OJSC NWT is the only participant of the second party in the transaction (the equity interest is 100%).	overhaul of premises	1,618,263.00 roubles
81	OJSC NWT, CRTDP NPP	No. 15-05 of 10.06.05	V.A. Akulich – Member of the Board of NP CIPRT and member of the Board of Directors, Chairman of the Management Board and General Manager of OJSC NWT	transfer of target membership fees	143,098,900.00 roubles
82	OJSC NWT, CJSC Zenith Football Club	No. 15-05 of 10.06.05	V.N. Yashin - member of the Board of Directors of CJSC Football Club Zenith and member of the Board of Directors of OJSC NWT	advertising services	$ 42 000,00

In regional branches the market share of the income from providing telecommunication services varies from 64.2 to 96.8 % for the "Population" segment and from 21.1 to 96.8 % for the "Corporate Clients" segment.

The share of the income from providing telecommunication services makes 29.3% of the Company's income. The shares of branches vary from 23.8% in the St. Petersburg branch to 36.2% in the Kaliningrad branch.

The forthcoming year 2006 will be the first year of Company's operation under the conditions of liberalization of the telecommunications market and of the new rules of interaction between communication operators. In this connection, it is expected that the operating proceeds will decrease (because of excluding the income from telecommunications), which will be accompanied by a respective reduction of expenses, due to which profitability of the business will be retained. In compliance with the new regulations, OJSC NWT will act in the telecommunications segment as an operator providing access to services of telecommunications operators who will have received respective licenses and a network operation permission. Respectively, income of the Company in the said segment will be formed by the zone traffic and an agency fee.

Services of Access to the Internet

Internet access services are one of the most rapidly growing areas of the activities, in spite of a certain slowing down of the growth rate. As the rates for these services are not regulated by the state, the Internet access market has a high level of competition.

OJSC NWT dominates in the market of providing dial-up access services. The Company's market share in the market of dedicated access varies depending on the region: from the leading proportion in Novgorod Oblast to an insignificant one in St. Petersburg.

Shares of the Dial-up Internet Access Market in Branches of the Company



Arkhangelsk
Karelia
Vologda
Leningrad Oblast
Novgorod
Murmansk
Pskov
Komi
Kaliningrad
St. Petersburg
95,1%
93,0%
92,0%
88%
72,9%
63%
60,4%
57,5%
26,5%
22,7%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

Shares of the Dedicated Internet Access Market in Branches of the Company



Novgorod
Leningrad Oblast
Pskov
Karelia
Arkhangelsk
Vologda
Komi
Kaliningrad
Murmansk
St. Petersburg
65,7%
64,3%
49,5%
44%
41,9%
39,8%
33,9%
28,8%
6%
0,3%
0,0%
20,0%
40,0%
60,0%
80,0%
100,0%

The share of the income from providing Internet services in the total income of the Company is 4.6%. The shares of branches in the markets of the respective regions vary from 3.1% in the Komi branch to 6.5% in the Kaliningrad branch.

As of the end of 2005 the Company had the most numerous dial-up access subscriber body in Russia – 586,453 subscribers. The number of dedicated access subscribers is much lesser, amounting to 9,740 users.

Development of dedicated access services will be dealt with by the Company most thoroughly in 2006.

Internet access is a service, in which the Company has an obvious competitive advantage as an operator with a well-developed own infrastructure. At the moment, provision of broadband ADSL access services to the population on a large scale has been planned. Building up the subscriber base will make it possible for OJSC NWT to win a greater market share.

Shares of the Local Telephone Communications Market for the "Corporate Clients" Segment in Branches of the Company


Leningrad Oblast 82,0%
Novgorod 69,7%
Arkhangelsk 66,3%
Vologda 66,3%
Murmansk 54,7%
Pskov 50,8%
Komi 44,4%
Kaliningrad 41,6%
St. Petersburg 28,6%
0,0% 20,0% 40,0% 60,0% 80,0% 100,0%

Payphones

The Company's payphone fleet was significantly optimized in 2005: 3778 payphones were dismantled. 3694 payphones were operated as of 01.01.2006, including 3095 payphones (83.8 %) with the card payment system. The share from providing payphone services in the income of the Company is insignificant and amounts to 0.3%. The share of income in the Company's branches is from 0.06% in the Leningrad Oblast branch to 1.3% in the Kaliningrad branch.

The key tasks in the area of payphone communication services provision are:

- further optimization of the payphone fleet by quantitative and qualitative parameters;
- development of the programme of payphones location, taking into account the demand;
- optimization of the rate policy.

Practical actions of further upgrading and optimizing the payphone fleet implies implementing a socially significant programme for providing remote rural areas with telephone communication.

Telecommunications

The share of the income from telecommunication services in the structure of Company's income was 31.2 %, having decreased by 0.8 % as compared to 2004 because of the outflow of traffic to networks of alternative operators and IP providers.

Shares of the Telecommunications Market for the "Population" Segment in Branches of the Company


Leningrad Oblast 96,76%
Vologda 93,17%
Karelia 92,76%
Novgorod 90,81%
Murmansk 90,63%
Komi 89,82%
Arkhangelsk 87,34%
Pskov 81,99%
St. Petersburg 81,46%
Kaliningrad 64,20%
0,0% 20,0% 40,0% 60,0% 80,0% 100,0%

Shares of the Telecommunications Market for the "Corporate Clients" Segment in Branches of the Company


Karelia 97,98%
Vologda 96,79%
Leningrad Oblast 96,46%
Murmansk 95,89%
Novgorod 94,75%
Komi 87,93%
Arkhangelsk 87,62%
Pskov 83,95%
Kaliningrad 71,11%
St. Petersburg 21,07%
0,0% 20,0% 40,0% 60,0% 80,0% 100,0%

Attn.: Chairman
of the Partnership's Quoting Committee
Konstantin Borisovich Chernyshev

Quarterly Report
of the Open Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the Partnership) for the 2nd quarter of 2006

№	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
General Requirements for Issuers			
1.	The Issuer must form a Board of Directors	Fully observed	Articles of Association of OJSC NWT (version 04 - 06) (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06), article 13 **The Board of Directors of OJSC NWT was elected by the annual general meeting of the shareholders of 30th June 2006 Minutes of the Meeting No. 01-06 of 12th July 2006.**
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively	Fully observed	Corporate Governance Code of OJSC NWT (version 01-04) (approved by the decision of the Board of Directors) Minutes of the Meeting of 22nd September 2004. №33-04). Clause e), Article "Board of Directors". **Independent directors:** **1. Lyubov Stepanovna Timoshenko** **2. Alexandr Vyacheslavovich Ikonnikov** **3. Ivan Ivanovich Rodionov** **4. Alexandr Alexandrovich Gogol** **5. Dmitry Vladimirovich Levkovsky**
3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assess-	Fully observed	**1) The Audit Committee will be formed by the Board of Direc-**

	ment of candidates to the position of joint-stock company's auditors, evaluation of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix. 2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer. 3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed	**tors on 27.07.06.** Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". 3) Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. 2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	**1) The Appointments and Remunerations Committee will be formed by the Board of Directors on 27.07.06.** Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No. 29-04), taking into account the amendments and additions introduced by the decisions of the Board of Directors, minutes of the meetings of 29.10.2004, 10.06.2005, 24.06.2005 and 30.03.2006. Article 2. "Purpose of Creating and Terms of Reference of the Committee". 2) In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 24.06.05 (Minutes of the Meeting No.16-05), **The Appointments and Remunerations Committee will be**

			formed by the Board of Directors on 27.07.06
5.	**The Issuer shall form a collective executive body.**	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy of OJSC NWT (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy of OJSC NWT, clause 7
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy of OJSC NWT, clause 9
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 №299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department have been approved by the General Manager of OJSC NWT on 31.01.2003. Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 №4-05(342).
10.	There shall be a provision in the issuer's articles of association that a notification on holding a general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 12 "General Meeting of the Shareholders", clause 12.12 A notification on holding an extraordinary General Meeting of the Shareholders may be provided no later than 20 days in advance
11.	In the issuer's articles of association there shall be no exemption of an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", Clause 7.12.

General Manager **V.A. Akulich**

Attn: Deputy General director
CJSC MICEX Stock Exchange
Medvedeva Marina Borisovna

RECEIVED
2006 AUG -8 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Quarterly Report
of the Open Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the Partnership) for the 2nd quarter of 2006

№	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
General Requirements for Issuers			
1.	The Issuer must form a Board of Directors	Fully observed	Articles of Association of OJSC NWT (version 04 - 06) (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06), article 13 **The Board of Directors of OJSC NWT was elected by the annual general meeting of the shareholders of 30th June 2006 Minutes of the Meeting No. 01-06 of 12th July 2006.**
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively	Fully observed	Corporate Governance Code of OJSC NWT (version 01-04) (approved by the decision of the Board of Directors) Minutes of the Meeting of 22nd September 2004. №33-04). Clause e), Article "Board of Directors". **Independent directors:** **1. Lyubov Stepanovna Timoshenko** **2. Alexandr Vyacheslavovich Ikonnikov** **3. Ivan Ivanovich Rodionov** **4. Alexandr Alexandrovich Gogol** **5. Dmitry Vladimirovich Levkovsky**
3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assess-	Fully observed	**1) The Audit Committee will be formed by the Board of Direc-**

	ment of candidates to the position of joint-stock company's auditors, evaluation of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix. 2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer. 3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed	**tors on 27.07.06.** Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". 3) Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. 2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	**1) The Appointments and Remunerations Committee will be formed by the Board of Directors on 27.07.06.** Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No. 29-04), taking into account the amendments and additions introduced by the decisions of the Board of Directors, minutes of the meetings of 29.10.2004, 10.06.2005, 24.06.2005 and 30.03.2006. Article 2. "Purpose of Creating and Terms of Reference of the Committee". 2) In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 24.06.05 (Minutes of the Meeting No.16-05), **The Appointments and Remunerations Committee will be**

			formed by the Board of Directors on 27.07.06
5.	**The Issuer shall form a collective executive body.**	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy of OJSC NWT (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy of OJSC NWT, clause 7
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy of OJSC NWT, clause 9
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 №299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department have been approved by the General Manager of OJSC NWT on 31.01.2003. Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 №4-05(342).
10.	There shall be a provision in the issuer's articles of association that a notification on holding a general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 12 "General Meeting of the Shareholders", clause 12.12 A notification on holding an extraordinary General Meeting of the Shareholders may be provided no later than 20 days in advance
11.	In the issuer's articles of association there shall be no exemption of an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 04 - 06), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", Clause 7.12.

General Manager **V.A. Akulich**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	30 June 2006
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	1-00 pm Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 1

Shareholder:

Individual code:

Issue No.1 of the agenda: **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).**

Number of votes:

Wording of the decision: ***The annual report of the Company for 2005, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as distribution of profit, including that for dividend payment, and Company's losses based on the results of the fiscal year under report (2005) shall be approved.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.2 of the agenda: **Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).**

Number of votes:

Wording of the decision: ***Dividend for the year 2005 shall be paid:***

- *for type A preferred shares to the amount of 0.652 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006*
- *for common shares in the amount of 0.265 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006.*

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Leave only one voting option not crossed-out!

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Unnecessary voting options may be crossed out using one of the following methods: or

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **15th May 2006.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	30 June 2006
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	1-00 pm Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 2

Shareholder:

Individual code:

Issue No.3 of the agenda: Electing the Members of the Company's Board of Directors.

Number of voting shares: Number of votes:

Wording of the decision: ***The Company's Board of Directors shall be elected from the proposed list:***

Place for bar-code **Place for bar-code** **Place for bar-code**

Voting options

IN FAVOUR	AGAINST all candidates	ABSTENTIONS regarding all candidates

No.	Full name of the candidate	Place of employment and position occupied	Number of votes "IN FAVOUR"
1.	Vladimir Alexandrovich Akulich	General Manager of OJSC NWT	
2.	Konstantin Vladimirovich Belyaev	Deputy General Manager, OJSC Svyazinvest	
3.	Stanislav Grachevich Vartanyan	Association for Investors' Rights Protection – Executive Director	
4.	Mikhail Borisovich Vasilyev	Representative Office of NCH Advisors, Inc. Company in St.Petersburg– Head of the Representative Office (consulting)	
5.	Alexandr Alexandrovich Gogol	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications	
6.	Evgeny Petrovich Enin	Deputy General Director of NP "Russian Institute of Directors"	
7.	Dmitry Georgiyevich Yefimov	Association for Investors' Rights Protection - Consultant CJSC Klin Design and Construction Works, General Manager	
8.	Alexandr Vyacheslavovich Ikonnikov	Chairperson of the Supervisory Board of the Association of Independent Directors	
9.	Alexandr Nikolayevich Kiselev	Minister of the Russian Federation for Information Technologies and Communication	
10.	Maria Nikolayevna Kneib	Chief specialist, Territorial Board of Rosimushchestvo (Property Department) for Leningrad oblast	
11.	Denis Viktorovich Kulikov	Association for Investors' Rights Protection - Consultant	
12.	Dmitry Vladimirovich Levkovsky	Representative Office in Moscow, NCH Advisors, Inc. Company (consulting)	
13.	Natalya Vyacheslavovna Loginova	Deputy Head of the Division of the Transport and Communication Companies' Property, the Commercial Sector Organizations' Property Board, the Property Department	
14.	Oleg Mikhaylovich Mikhaylov	Director of the Information Support Department of OJSC Svyazinvest	
15.	Oxana Valeryevna Petrova	Deputy Head of the Division, Department of corporate management, OJSC Svyazinvest	
16.	Irina Mikhailovna Ragozina	Manager of the Department of Corporate Governance, OJSC Svyazinvest	
17.	Ivan Ivanovich Rodionov	Managing Director, AIG-Brunswick Capital Management Company	
18.	Liubov Stepanovna Timoshenko	Director, Department of State Policy in the Field of Financial and Investment Operation, Ministry of Informatization and Communication of Russia	
19.	Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods:



or



Members of the Board of Directors are elected by cumulative voting.

In case of cumulative voting, the number of votes held by each shareholder shall be multiplied by the number of persons to be elected to the Company's Board of Directors, and the shareholder shall be entitled to give all the votes obtained in such a way for one candidate or to distribute them between two or among more candidates.

A fractional part of a vote, obtained as a result of multiplying the number of votes held by the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors may be given for one candidate only.

According to the Company's Articles of Association, **11 persons** are elected to the Company's Board of Directors.

The candidates who receive the majority of votes are considered as elected to the Company's Board of Directors.

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the genera meeting

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **15th May 2006.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	30 June 2006
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	1-00 pm Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 3

Shareholder
:

Individual code:

Place for bar-code

Issue No.4 of the agenda: **Electing the Members of the Company's Auditing Committee.**

Number of votes:

Wording of the decision: ***The Auditing Committee of the Company with the following members shall be elected:***

Candidate:	Voting options		
1. Ruslan Kyarimovich Aksyaitov Deputy Chief Accountant - Head of the Division of the Accounting Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
2. Ekaterina Sergeyevna Erofteyeva Deputy Director - Head of the Department of Economic and Rate Policy, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
3. Sergey Ninelevich Kosarev Deputy Director of the Department of Telecommunications of OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
4. Natalya Sergeyevna Maliborskaya Chief specialist, Territorial Board of Rosimushchestvo (Property Department) for Leningrad oblast	IN FAVOUR	AGAINST	ABSTAINING
5. Sergey Vladimirovich Podosinov Head of the Division, Director of the Internal Audit Department of OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
6. Igor Georgievich Polovnev Association for Investors' Rights Protection – Economist	IN FAVOUR	AGAINST	ABSTAINING
7. Igor Nikolayevich Repin Association for Investors' Rights Protection – Deputy Executive Director	IN FAVOUR	AGAINST	ABSTAINING
8. Ivan Vladimirovich Topolya Deputy Head of the Division of the Accounting Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
9. Nataliya Petrovna Utina Head of the Division, the Department for Economic Planning and Budgeting, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
10. Tamara Alexeyevna Chernikova Head of the Division, Finance Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING

Leave only one voting option without crossing it for each candidate!

Leave "IN FAVOUR" voting option for the number of candidates not exceeding 7.

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Unnecessary voting options may be crossed out using one of the following methods:



or



If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **15th May 2006.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	30 June 2006
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	1-00 pm Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 4

Shareholder:

Individual code:

Issue No.5 of the agenda: **Approving the Company's Auditor for the year 2006.**

Number of votes:

Wording of the decision: ***The Ernst & Young Limited Liability Company shall be approved as the Company's auditor for the year 2006.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.6 of the agenda: **Approving the Company's Articles of Association in a new version.**

Number of votes:

Wording of the decision: ***The Company's Articles of Association shall be approved in the new version.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.7 of the agenda: **Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.**

Number of votes:

Wording of the decision: ***Amendments and additions No.1 into the Company's Provisions on the General Meeting of the Shareholders shall be introduced.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods:



or



If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **15th May 2006.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	30 June 2006
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	1-00 pm Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 5

Shareholder:

Individual code:

Issue No.8 of the agenda: **Approving the Provisions on the Board of Directors of the Company, in a new version**

Number of votes:

Wording of the decision: ***The Provisions on the Board of Directors of the Company shall be approved in a new version.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.9 of the agenda: **Approving the Provisions on the Auditing Committee of the Company in a new version.**

Number of votes:

Wording of the decision: ***The Provisions on the Company's Auditing Committee shall be approved in a new version.***

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.10 of the agenda: **Determining the amount of remuneration for Members of the Board of Directors of the Company.**

Number of votes:

Wording of the decision: The standard of deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the annual general meeting of the shareholders of OJSC N.W.Telecom of 30.06.06 shall be determined to the following amount:

- *0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;*
- *0.78 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.*

Place for bar-code	Place for bar-code	Place for bar-code
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out [X] or [—]

using one of the following methods:

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **15th May 2006.**

PRESS-RELEASE/The 5th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid

On the 1st of June 2006 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of JSC North-West Telecom, fully paid the 5th coupon yield under the bonds of the third issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 26th of May 2006. The rate for the 5th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The total amount allocated for the 5th coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between June 1, 2006 and June 30, 2006

1. Annual report of the open joint-stock company North-West Telecom for the year 2005.
2 . Provisions on the Board of Directors of the Open Joint-Stock Company North-West Telecom (version 04 – 06).
3. Provisions on the auditing committee of the Open Joint-Stock Company North-West Telecom (Version 03 - 06) .
4. Charter (articles of association) of the Open Joint-Stock Company North-West Telecom (Version 04 - 06).
5. Notice on essential fact "Data on accrued and (or) paid yield under issuer's securities", "Data on the timing of issuer's execution of its commitments to securities holders" dated June 1, 2006 ;
6. List of affiliated parties of the open joint-stock company North-West Telecom dated June 30, 2006.
7. PRESS-RELEASE/Fitch Ratings Has Assigned to OJSC North-West Telecom the A (rus) National Rating with the Stable Forecast dated June 23, 2006.
8. PRESS-RELEASE/Starting from 1st July, calls from fixed communication networks to mobile phone sets will be paid by the calling party dated June 20, 2006.
9. PRESS RELEASE/North-West Telecom markets @vangard-branded broadband Internet access service in the Novgorod Regio dated June 19, 2006.
10. PRESS-RELEASE/The 5th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid dated June 1, 2006.
11. General meeting documents 2006.
12. Ballot no.1-5.
13. Quarterly Report of the Open Joint-Stock Company North-West Telecom for CJSC MICEX Stock Exchange.
14. Quarterly Report of the Open Joint-Stock Company North-West Telecom for Russian Trading System Stock Exchange.

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/06 (06)
(absentee meeting)

EXTRACT

St. Petersburg

March 06, 2006

PARTICIPANTS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager of OJSC North-West Telecom
Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	- Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	- Assistant Minister of the RF Ministry for Information Technologies and Communication
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina	- Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Managing director, "AIG - Brunswick Capital Management" Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

1. **ISSUES CONSIDERED:**

Proposals from the Company's shareholders re. nominations for the Company's Governance and Control Bodies to be elected by the Annual General Meeting of the Shareholders, and re. items to be entered on the agenda of the Annual General Meeting of the Shareholders in 2006. The item was previewed at the meetings of the Corporate Management Committee (the minutes are enclosed).

DECISION:

1.1. All the proposals received by the Company shall be recognized as eligible.

1.2. The following candidates shall be included in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders of the Company in 2006:

1) Vladimir Alexandrovich Akulich
2) Konstantin Vladimirovich Belyaev
3) Stanislav Grachevich Vartanyan
4) Mikhail Borisovich Vasilyev
5) Alexandr Alexandrovich Gogol
6) Evgeny Petrovich Enin
7) Dmitry Georgiyevich Yefimov
8) Alexandr Vyacheslavovich Ikonnikov
9) Alexandr Nikolayevich Kiselev
10) Maria Nikolayevna Kneib
11) Denis Viktorovich Kulikov
12) Dmitry Vladimirovich Levkovsky
13) Natalya Vyacheslavovna Loginova

14) Oleg Mikhaylovich Mikhaylov
15) Oxana Valeryevna Petrova
16) Irina Mikhailovna Ragozina
17) Ivan Ivanovich Rodionov
18) Liubov Stepanovna Timoshenko
19) Valery Nikolayevich Yashin

1.3. The following candidates shall be included in the list of candidatures for voting in the election to the Company's Auditing Committee at the annual general meeting of the shareholders of the Company in 2006:

1) **Ruslan Kyarimovich Aksyaitov**
2) **Ekaterina Sergeyevna Erofteyeva**
3) **Sergey Ninelevich Kosarev**
4) **Natalya Sergeyevna Maliborskaya**
5) **Sergey Vladimirovich Podosinov**
6) **Igor Georgievich Polovnev**
7) **Igor Nikolayevich Repin**
8) **Ivan Vladimirovich Topolya**
9) **Nataliya Petrovna Utina**
10) **Tamara Alexeyevna Chernikova**

1.4. The following issued contained in the eligible proposal shall be included in the agenda of the Annual General Meeting of the Shareholders:

- **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).**
- **Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).**
- **Electing the Members of the Company's Board of Directors.**
- **Electing the Members of the Company's Auditing Committee.**
- **Approving the Company's Auditor for the year 2006.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors — V.N.Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors — A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

RECEIVED
2006 AUG -8 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
It shall be recommended to the annual general meeting of the shareholders to introduce amendments and additions No. 1 to the Provisions on the General Meeting of the Company's Shareholders.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg

May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
It shall be recommended to the annual general meeting of the shareholders to approve the Company's Articles of Association in a new version.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors — V.N.Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors — A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg

May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
It shall be recommended to the general meeting of the shareholders to take a decision on dividend payment for the year 2005:

- **for type A preferred shares in the amount of 0.652 roubles per share in the monetary form from 15th August 2006 till 15th December 2006**
- **for common shares in the amount of 0.265 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors — V.N.Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors — A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	- Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	- Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	- Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:

It shall be recommended to the general meeting of the shareholders to take a decision on dividend payment for the year 2005:

- **for type A preferred shares in the amount of 0.652 roubles per share in the monetary form from 15th August 2006 till 15th December 2006**
- **for common shares in the amount of 0.265 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:
Vladimir Alexandrovich Akulich - General Manager of OJSC North-West Telecom

Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication

Dmitry Georgiyevich Yefimov - General Manager of Klin Design and Construction Works

Alexandr Vyacheslavovich Ikonnikov - Chairperson of the Supervisory Board of the Association of Independent Directors

Alexandr Nikolayevich Kiselev - Assistant Minister of the RF Ministry for Information Technologies and Communication

Irina Mikhailovna Ragozina - Manager of the Department of Corporate Governance, OJSC Svyazinvest

Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:
Konstantin Vladimirovich Belyaev - Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
The annual report of the Company for the year 2005 shall be preliminarily approved. It shall be recommended to the annual general meeting of the shareholders to approve annual report of the Company for the year 2005.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.
Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:

13.1. The following issues shall be included in the agenda of the annual general meeting of the shareholders for the year 2006 (hereinafter referred to as the MEETING):

1. **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).**
2. **Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).**
3. **Electing the Members of the Company's Board of Directors.**
4. **Electing the Members of the Company's Auditing Committee.**
5. **Approving the Company's Auditor for the year 2006.**
6. **Approving the Company's Articles of Association in a new version.**
7. **Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.**
8. **Approving the Provisions on the Board of Directors of the Company, in a new version**
9. **Approving the Provisions on the Auditing Committee of the Company in a new version.**
10. **Determining the amount of remuneration for Members of the Board of Directors of the**

Company.

It shall be established that only the holders of Company's common shares have the right of vote in respect of all issues of the agenda of the MEETING.

13.2. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING shall be approved:

On the issue of the agenda "Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005)":

- **Annual Report of the Company for the year 2005.**
- **Annual Accounts and Reports of the Company for the year 2005.**
- **Auditor's Report on the results of the audit of the Annual Accounts and Reports of the Company for the year 2005.**
- **Report of the Auditing Committee of the Company based on the results of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and on reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2005.**
- **Excerpt from the Minutes of the meeting of the Committee for Audit of the Company's Board of Directors with the evaluation of the Report of the Company's Auditor and Auditing Committee.**
- **Recommendations of the Board of Directors of the Company on distribution of profit, including that for payment of dividend, and losses of the Company according to the results of the fiscal year 2005.**

On the issue of the agenda "Determining the amount of the dividend for the year 2005, the method and timing of dividend payment for shares of each category (type)":

- **Recommendations of the Board of Directors of the Company on the amount of dividend under the Company's shares, on the method and timing of dividend payment according to the results of the fiscal year 2005.**

On the issue of the agenda "Electing the Members of the Company's Board of Directors":

- **Data on the candidates to the Company's Board of Directors, including data on availability/absence of written consent of the proposed candidates to election to the said body.**

On the issue of the agenda "Electing the Members of the Company's Auditing Committee":

- **Data on the candidates to the Company's Auditing Committee, including data on availability/absence of written consent of the proposed candidates to election to the said body.**

On the issue of the agenda "Approving the Company's Auditor for the year 2006":

- **Data on the Candidate for the Position of the Company's Auditor.**

On the issue of the agenda "Approving the Company's Articles of Association in a new version":

- **Draft Articles of Association of the Company, in a new version.**

On the issue of the agenda "Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders":

- **Draft amendments and additions proposed for introduction into the Company's Provisions on the General Meeting of the Shareholders.**

On the issue of the agenda "Approving the Provisions on the Company's Board of Directors, in a new version":

- **Draft Provisions on the Company's Board of Directors, in a new version.**

On the issue of the agenda "Approving the Provisions on the Company's Auditing Committee, in a new version":

- **Draft Provisions on the Company's Auditing Committee, in a new version.**

Other materials:

- **Notification of the MEETING.**
- **Draft decisions on the issues of the agenda of the MEETING.**
- **Decisions of the Board of Directors on the preparation for the MEETING.**

Shareholders of the Company shall be enabled to get familiarized with the information (materials)

for the MEETING starting from 09th June 2006 till 29th June 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:
OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), Saint Petersburg, Shareholders Department, and at the Branches of the Company at the addresses:

- **45, Troitsky pr., office 208, Arkhangelsk,(OJSC "NWT", Arkhangelsk branch)**
- **2, ul. Lyudogoshcha, office334a, Veliky Novgorod (OJSC "NWT", Novgorod branch)**
- **4, Sovetsky pr., office 106, Vologda,(OJSC "NWT", Vologda branch)**
- **24, ul. Bolnichnaya, Kaliningrad, office 13 (OJSC "NWT", Kaliningrad branch)**
- **17, ul. Oktyabrkaya, Murmansk (OJSC "NWT", Murmansk branch)**
- **5, ul. Dzerzhinskogo, Petrozavodsk (OJSC "NWT", Karelia branch)**
- **17, ul. Nekrasova, Pskov, office 211 (OJSC "NWT", Pskov branch)**
- **60, ul. Lenina, kab. 104, Syktyvkar (OJSC "NWT", Komi branch)**
- **29, ul. Kommunistov, office 9, Cherepovets,(OJSC "NWT", Vologda branch, Western Telecomminication Department)**

and on 30th June 2004 in the venue of the MEETING during the MEETING.
Information (materials) for the MEETING shall be published on the Company's Web-site at the address: www.nwtelecom.ru not later than 09th June 2006.

13.3. The following additional mailing address, to which filled in voting ballots may be sent shall be approved: ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC "United Registration Company".

13.4. The form and text of ballots Nos. 1 - 5 for voting on the issues of the agenda of the MEETING shall be approved.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/06 (06)
(absentee meeting)

EXTRACT

St. Petersburg March 06, 2006

PARTICIPANTS:
Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager of OJSC North-West Telecom
Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	- Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	- Assistant Minister of the RF Ministry for Information Technologies and Communication
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina	- Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Managing director, "AIG - Brunswick Capital Management" Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

1. **ISSUES CONSIDERED:**

Proposals from the Company's shareholders re. nominations for the Company's Governance and Control Bodies to be elected by the Annual General Meeting of the Shareholders, and re. items to be entered on the agenda of the Annual General Meeting of the Shareholders in 2006. The item was previewed at the meetings of the Corporate Management Committee (the minutes are enclosed).

DECISION:

1.1. All the proposals received by the Company shall be recognized as eligible.

1.2. The following candidates shall be included in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders of the Company in 2006:

1) **Vladimir Alexandrovich Akulich**
2) **Konstantin Vladimirovich Belyaev**
3) **Stanislav Grachevich Vartanyan**
4) **Mikhail Borisovich Vasilyev**
5) **Alexandr Alexandrovich Gogol**
6) **Evgeny Petrovich Enin**
7) **Dmitry Georgiyevich Yefimov**
8) **Alexandr Vyacheslavovich Ikonnikov**
9) **Alexandr Nikolayevich Kiselev**
10) **Maria Nikolayevna Kneib**
11) **Denis Viktorovich Kulikov**
12) **Dmitry Vladimirovich Levkovsky**
13) **Natalya Vyacheslavovna Loginova**

14) Oleg Mikhaylovich Mikhaylov
15) Oxana Valeryevna Petrova
16) Irina Mikhailovna Ragozina
17) Ivan Ivanovich Rodionov
18) Liubov Stepanovna Timoshenko
19) Valery Nikolayevich Yashin

1.3. The following candidates shall be included in the list of candidatures for voting in the election to the Company's Auditing Committee at the annual general meeting of the shareholders of the Company in 2006:

1) Ruslan Kyarimovich Aksyaitov
2) Ekaterina Sergeyevna Erofteyeva
3) Sergey Ninelevich Kosarev
4) Natalya Sergeyevna Maliborskaya
5) Sergey Vladimirovich Podosinov
6) Igor Georgievich Polovnev
7) Igor Nikolayevich Repin
8) Ivan Vladimirovich Topolya
9) Nataliya Petrovna Utina
10) Tamara Alexeyevna Chernikova

1.4. The following issued contained in the eligible proposal shall be included in the agenda of the Annual General Meeting of the Shareholders:

- **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).**
- **Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).**
- **Electing the Members of the Company's Board of Directors.**
- **Electing the Members of the Company's Auditing Committee.**
- **Approving the Company's Auditor for the year 2006.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors — V.N.Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors — A.A. Bondarenko

DRAFT

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2006

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

CHARTER (ARTICLES OF ASSOCIATION)

of the Open Joint-Stock Company
North-West Telecom
(Version 04 - 06)

St.Petersburg
2006

Article 1.
General

1.1. The "North-West Telecom" Open Joint Stock Company (hereinafter referred to as "the Company"), previously named "Petersburg Telephone Network" Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as "Petersburg Telephone Network" Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into line with the RF Civil Code and the Federal Law on Joint-Stock Companies) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company has been founded as a result of re-organization of the state communication and information engineering enterprise "The Leningrad City Telephone Network" Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies" and other legislative acts of the Russian Federation.

In accordance with the privatization plan approved by the Chairman of the City Assets Management Committee of the Mayor's Office of Saint Petersburg of 10th February 1993 the Company is a legal successor of all the rights and obligations of the public communications and information company "Leningrad City Telephone Network Awarded the Order of Red Banner of Labour" in respect of all the obligations concerning all its creditors and debtors.

1.2. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated April 03, 2000, the Company was reorganized by affiliating the "St. Petersburg Long-Distance and International Telephone" Open Joint Stock Company (OJSC "SPb LDIT") and "St. Petersburg Telegraph" Open Joint Stock Company" (OJSC "SPT").

In compliance with the:

- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St. Petersburg Long-Distance and International Telephone" of 31st March 2000, Minutes No.1/2000,
- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St.Petersburg Telegraph" of 30th March 2000, Minutes No.1-00,

The Company is the assignee of all rights and duties of OJSC St. Petersburg Long-Distance International Telephone and OJSC St. Petersburg Telegraph in respect of all liabilities relative to all their creditors and debtors.

1.3. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Open Joint Stock Company Artelecom of Arkhangelsk Oblast (OJSC "Artelecom"), Open Joint Stock Company Elektrosvyaz of Vologda Oblast (OJSC Elektrosvyaz of Vologda Oblast), Open Joint Stock Company Elektrosvyaz of Kaliningrad Oblast (OJSC Elektrosvyaz of Kaliningrad Oblast), Open Joint Stock Company Elektrosvyaz of Republic of Karelia (OJSC Elektrosvyaz of Republic of Karelia), Open Joint Stock Company MurmanElektrosvyaz (OJSC MurmanElektrosvyaz), Open Joint Stock Company Novgorodtelecom (OJSC Novgorodtelecom), Open Joint Stock Company Elektrosvyaz of Pskov Oblast (OJSC PskovElektrosvyaz), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC CherepovetsElektrosvyaz).

In compliance with the:

- the statement of transfer dated 22nd November 2001, approved by the General Meeting of the Shareholders of OJSC Artelecom of 22nd November 2001, Minutes No.8,
- the statement of transfer dated 21st November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Vologda Oblast dated 21st November 2001, Minutes No.8,
- statement of transfer dated 23rd November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Kaliningrad Oblast dated 23rd November 2001, Minutes No.1,
- statement of transfer dated 26 November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of the Republic of Karelia dated 26 November 2001, Minutes No.10,

- statement of transfer dated 19 November 2001, approved by the General Meeting of the Shareholders of the OJSC MurmanElektrosvyaz dated 19 November 2001, Minutes No.8,
- statement of transfer dated 21 November 2001, approved by the General Meeting of the Shareholders of the OJSC Novgorodtelecom dated 21 November 2001, Minutes No.8,
- statement of transfer dated 22 November 2001, approved by the General Meeting of the Shareholders of the OJSC PskovElektrosvyaz of 22 November 2001, Minutes No.2,
- statement of transfer dated 20 November 2001, approved by the General Meeting of the Shareholders of the OJSC ChrepovetsElektrosvyaz dated 20 November 2001, Minutes No.2,

the Company is the legal successor of all the rights and obligations of the OJSC Artelecom, OJSC Elektrosvyaz of Vologda Oblast, OJSC Elektrosvyaz of Kaliningrad Oblast, OJSC Elektrosvyaz of the Republic of Karelia, OJSC MurmanElektrosvyaz, OJSC Novgorodtelecom, OJSC PskovElektrosvyaz, OJSC ChrepovetsElektrosvyaz under all the liabilities in respect of all their creditors and debtors.

1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-West Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).

In compliance with the:

- statement of transfer of 10th March 2004 approved by the general meeting of the shareholders of OJSC Lensvyaz of 14th April 2004, Minutes No.1, and
- statement of transfer of 12th April 2004 approved by the general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004, Minutes No.13,

The Company is the assignee of all rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi in respect of all obligations regarding all their creditors and debtors.

Termination of the activity of the OJSC "St. Petersburg Long-Distance and International Telephone" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228239 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "St.Petersburg Telegraph" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228240 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "Artelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Arhkangelsk of 31 October 2002 under the state registration No.2022900516747 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Vologda Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Vologda on 31 October 2002. under the state registration No.2023500885384 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Kaliningrad Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for Leningrad District of the City of Kaliningrad on 31 October 2002 under the state registration No.2023900996601 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of the Republic of Karelia was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Petrozavodsk of the Republic of Karelia on 31 October 2002 under the state registration No. 2021000523652 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "MurmanElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Murmansk of Murmansk Oblast on 31 October 2002 under the state registration No.2025100850784 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Novgorodtelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Veliky Novgorod on 31

October 2002 under the state registration No.2025300789050 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "PskovElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Pskov of Pskov Oblast on 31 October 2002 under the state registration No.2026000965308 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "ChrepovetsElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Cherepovets of Volodga Oblast on 31 October 2002 under the state registration No.2023541236079 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

Article 2.
Name and Place of Business of the Company

2.1. Full official name of the Company in Russian:
открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated official name of the Company in Russian:
ОАО «СЗТ».

2.3. Full official name of the Company in English:
OJSC North-West Telecom

2.4. Full official name of the Company in English: OJSC N. W. Telecom.

2.5. Location of the Company: 14/26, ul. Gorokhovaya, St. Petersburg, 194191, Russia

(old version: Place of the Company's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia, 191186)

2.6. Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) 110 62 77.

Article 3.
Legal Status of the Company

3.1. By its type, the Company is an open joint stock company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring and winding-up as well as the rights and duties of the Company's shareholders shall be determined by the Civil Code of the Russian Federation, the Federal Law on Joint-Stock Companies, other Federal laws and other legal acts of the Russian Federation approved by the relevant public bodies within their authority as well as by the present Articles of Association.

In case of subsequent changes in provisions of the current legislation of the Russian Federation the present Articles of Association shall be applied in the part that does not contradict the binding laws.

On issues that are not reflected in the present Articles of Association, the Company shall be guided by the current legislation of the Russian Federation as well as other legal acts adopted within the authority of the relevant state bodies.

3.2. The Company is a legal entity and owns a separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant in court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business as well as other seals bearing officially approved lettering, stamps,

and corporate letterhead forms with the Company's name, its own logo, trademark registered according to the official procedure and other instruments of visual identification.

The Company's branches and other structural divisions may have a round seal bearing the full names of the Company and the respective branch/structural division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved according to the appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate branches and divisions.

The Company may, according to the legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned by it, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned by them. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned by them.

3.4. The Company shall not be held liable for liabilities of the state and its bodies, or of its own shareholders. Equally, the state and its bodies and shareholders shall not be held liable for liabilities of the Company.

3.5. With a view to implementing the state, social, economic and tax policy the Company shall bear responsibility for the integrity of documents (managerial, financial and economic, on personnel etc.), ensure the transfer for state custody of the documents having scientific and historical value, keep and use the documents on personnel, as well as personal information on the Company's employees, in accordance with the established procedure.

3.6. The Company shall ensure preservation of the information constituting a state secret in case of a change in the Company's functions, its form of ownership, reorganization, winding-up or termination of operations using such information.

Access of the shareholders, members of the Company's managing bodies to the information constituting a state secret shall be effected in accordance with the current legislation.

Article 4.
Purpose and activities of the Company

4.1. The main goal of the Company is earning profit.

4.2. The basic areas of the Company's business are:

4.2.1. local and intra-zone telephone communication services;

4.2.2. settlements with users for long-distance and international communication services on the basis of contracts on behalf and for the account of communication operator providing long-distance and international communication services.

(old version: provision of long-distance and international telephone communication services via payphones and call offices:)

4.2.3. provision of connections via the Licensee's mobile radio communication network in the range of 450 MHz for the reception (transmission) of voice and non-voice information with continuous communication in the service provision irrespective of subscriber's location, among other things, when he/she/it is in motion;

(old version: cellular mobile communication services in the 450 MHz band;)

4.2.4. provision of mobile radio telephone communication services in public communication networks (trunking);

(old version: mobile radiotelephone communication services (trunking):)

4.2.5. provision of mobile radio telephone communication services in public communication networks (of ALTAY type);

(old version: mobile radio communication services of ALTAY type;)

4.2.6. Services of mobile radio communication in public communication networks;

(old version: personal radio paging services:)

(old version: 4.2.7. personal radio paging services with VHF/FM channel multiplexing;)

4.2.7. rendering communication services related to providing communication channels, ensuring that a subscriber and/or a user is provided with the technical opportunity of transferring data via channels and routes in analog and digital transmission systems of cable, aerial, radio relay and satellite communication lines;

(old version: 4.2.8. services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;)

4.2.8. telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

4.2.9. data transmission services;

4.2.10. telephone communication services using technical facilities of an intelligent communication network;

4.2.11. telegraph communication services (including the "Telegram" service and the AT/Telex network services);

4.2.12. services of TV and sound programmes delivery via a cable TV network.

(old version: 4.2.13. cable network telecasting:)

4.2.13. services of sound programmes broadcasting over the wired radio network;

(old version: 4.2.14. services of wired radio;)

4.2.14. TV broadcasting services using transmitting facilities;

4.2.15. broadcasting services using transmitting facilities;

4.2.16. local telephone communication services using radio access equipment;

4.2.17. carrying out work related to the use of data considered a state secret;

4.2.18. measures and/or services in the field of state secrets protection;

4.2.19. measures and/or services in the field of state secrets protection related to cryptographic device functioning;

4.2.20. measures and/or services in the field of state secrets protection related to engineering protection of information;

4.2.21. provision of cryptooperation services in respect of information not constituting a state secret;

4.2.22. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.23. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.24. measures in the field of commercial secrets protection.

4.2.25. design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

4.2.26. expert assessment of front-end and design documents;

4.2.27. building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

4.2.28. general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

4.2.29. installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

4.2.30. functions of general contractor and principal/developer; process and construction engineering;

4.2.31. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.32. construction, major repair, rebuilding, expansion, and updating of civil buildings;

4.2.33. geodetic survey and mapping;

4.2.34. maintenance, repair, and sale of metering and cash register machines;

4.2.35. maintenance, repair, and sale of communication facilities;

4.2.36. installation, repair, and maintenance of security alarms;

4.2.37. recovery of networks and communication facilities after failures and damage;

4.2.38. priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

4.2.39. actions to provide communication services in emergency situations;

4.2.40. implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;

4.2.41. leasing out property;

4.2.42. gas facilities operation;

4.2.43. organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

4.2.44. testing, in particular for certification purposes. Metrology services:

4.2.45. design, development, and implementation of advanced technologies;

4.2.46. production and sales of components and spare parts for various systems, mechanisms and devices;

4.2.47. design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

4.2.48. production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

4.2.49. procurement, processing and sale of wood, production of joinery and furniture;

4.2.50. design and development of software and dataware for automated systems of various applications;

4.2.51. production, processing, and sale of animal and vegetal products;

4.2.52. production and sale of consumer goods;

4.2.53. purchasing and intermediary trade business;

4.2.54. participation in establishment of stock, commodity, and other exchanges, and trading houses;

4.2.55. professional training and education of employees in and outside the RF;

4.2.56. creating a network of company shops in RF and abroad.

4.2.57. providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

4.2.58. sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;

4.2.59. organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

4.2.60. organization of cultural exchanges without currency payments.

4.3. Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

Article 5.
Branches and Representative Offices of the Company

5.1. The Company may establish its branches and open its representative offices both in and outside of the Russian Federation according to the officially established procedure. Such branches and offices shall not be considered as legal entities.

5.2. The Company has the following branches:

5.2.1. The Open Joint-Stock Company North-West Telecom, Arkhangelsk branch, located at the address:
45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163061, Russia;

5.2.2. The Open Joint-Stock Company North-West Telecom, Vologda branch, located at the address:
4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, **160000;**

(old version: 4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160035;)

5.2.3. The Open Joint-Stock Company North-West Telecom, Kaliningrad branch, located at the address:
24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236040;

5.2.4. The Open Joint-Stock Company North-West Telecom, Karelia branch, located at the address:
5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, Russia, 185000;

5.2.5. The Open Joint-Stock Company North-West Telecom, Komi branch, located at the address:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981;

5.2.6. The Open Joint-Stock Company North-West Telecom, Leningrad Oblast branch, located at the address:
15, ul. Pochtamtskaya, St. Petersburg, 190000, Russia;

5.2.7. The Open Joint-Stock Company North-West Telecom, Murmansk branch, located at the address:
82-a, Lenina pr., Murmansk, Murmansk Oblast, 183038, Russia;

5.2.8. The Open Joint-Stock Company North-West Telecom, Novgorod branch, located at the address:
2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod oblast, Russia, 173001;

5.2.9. The Open Joint-Stock Company North-West Telecom, Petersburg branch, located at the address:
24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia;

5.2.10. The Open Joint-Stock Company North-West Telecom, Pskov branch, located at the address:

5, Oktyabrsky pr., Pskov, Pskov Oblast, Russia, 180000

5.3. *The subsidiaries and representative offices* of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall take decisions on establishing branches and opening representative offices, and on their winding-up.

Heads of branches and representative offices shall be nominated and dismissed by the General Manager by preliminary agreement with the Board of Directors of the Company and shall act on behalf of the Company on the basis of a power of attorney.

By resolution of the Managing Board a collective executive body of a branch can be set up organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Managing Board of the Company.

Article 6.
Authorized Capital of the Company. Floated and Stated Shares

6.1. The Authorized Capital of the Company is 1,131,414,770 (one billion one hundred thirty one million four hundred fourteen thousand seven hundred seventy) roubles.

6.2. The Authorized Capital of the Company shall consist of the nominal value of the shares issued in a non-documentary form and purchased by the Company's shareholders, including:

6.2.1. Common registered shares - 881,045,433 (eight hundred eighty one million forty five thousand four hundred thirty three). The face value of each common share is 1 (one) rouble.

6.2.2. Preferred registered shares, type A 250,369,337 (two hundred fifty million three hundred sixty nine thousand three hundred thirty seven). The face value of each preferred type A share is 1 (one) rouble.

6.3. The Company shall be entitled to float 6,098 (six thousand ninety eight) common registered nondocumentary shares (stated shares) in addition to the floated common shares. The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 32,486 (thirty two thousand four hundred eighty six) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

6.4. Stated shares provided for under clause 6.3 of the present Articles of Association, in case of their floatation, shall grant all the rights specified by clauses 7, 8 of the Articles of Association for the Company's shares of the relevant category (type).

6.5. The Authorized Capital of the Company may be increased following the procedure provided for by the current legislation of the Russian Federation and the present Articles of Association as follows:

6.5.1. by increasing the share denomination of the Company;

6.5.2. by floating additional shares within the number of the stated shares specified under clause 6.3 of the present Articles of Association.

6.6. Increase of the Authorized Capital of the Company by increasing the nominal value of the shares shall be effected based on a resolution of the General Meeting of the Shareholders of the Company taken by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.7. Increase of the Authorized Capital of the Company by floating additional shares by closed subscription is effected on the basis of a resolution of the General Meeting of the Shareholders of the Company taken by the majority of three quarters of holders of the Company's voting shares attending the Meeting.

6.8. The Authorized Capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting.

6.9. Increase of the Authorized Capital of the Company by floating additional shares by open subscription, except for the cases specified under clause 6.8 of the present Articles of Association, is effected on the basis of a resolution of the Board of Directors of the Company taken unanimously by all the members of the Board of Directors without taking into account the votes of retired members of the Board of Directors.

6.10. Payment for additional shares floated by subscription can be effected by cash, securities, other objects or property or other rights having a monetary evaluation. Form of payment for additional shares shall be determined by the resolution on their floatation.

6.11. The Authorized Capital of the Company may be reduced by reducing the share denomination or reducing their total quantity, among other things, through buying a part of the shares in the cases provided for by the Federal Law on Joint-Stock Companies.

6.12. A resolution on reducing the Authorized Capital of the Company by reducing the share denomination or by buying a part of the shares for reducing their total number shall be taken by the General Meeting of the Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.13. The Company has no right to reduce its Authorized Capital if as a result of such reduction its amount will be less than the 1,000-fold amount of the minimum salary determined by the federal law as of the date of submitting the documents for state registration of the relevant changes to the Company's Articles of Association, and when the Company, in accordance with requirements of the current legislation of the Russian Federation, has to reduce its Authorized Capital – as of the date of the Company's state registration.

6.14. If, upon expiry of the second and each subsequent fiscal year, in accordance with the annual balance sheet proposed for approval by the Company's shareholders, or with audit results, the cost of the Company's net assets appears to be less than its Authorized Capital, the Company shall reduce its Authorized Capital to a value not exceeding the cost of its net assets.

Article 7.
Rights and Duties of Holders of Common Shares of the Company

7.1. Each common share of the Company shall grant its holders equal rights.

7.2. Each shareholder – holder of common stock of the Company has the right to:

7.2.1. participate in the General Meeting of the Shareholders of the Company according to the procedure provided for by the effective legislation of the Russian Federation;

7.2.2. receive dividends according to the procedure provided for by the effective laws of the Russian Federation and the present Articles of Association, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding-up thereof, in proportion to the number of shares held;

7.2.4. have access to documents provided for by Article 89.1 of the Federal Law on Joint-Stock Companies according to the procedure provided for by Article 91 of the said Law, and to obtain their copies for a compensation;

7.2.5. demand that the Company Registrar confirm shareholder's rights to shares by issuing to the shareholder an extract from the Company's Shareholders Register;

7.2.6. obtain from the Company Registrar information on all entries in his bankbook and other information provided for by statutory acts of the Russian Federation regulating the procedure of keeping the Shareholders Register;

7.2.7. alienating shares held by him without consent of other shareholders of the Company thereto;

7.2.8. in the cases provided for by the effective laws of the Russian Federation, defend his/her/its violated civil rights in court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or part of the shares owned by such Shareholder, in the cases and according to the procedure provided for by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on the Shareholder;

7.2.12. Shareholders of the Company shall have pre-emptive right to purchase additional shares and issued convertible bonds that are floated by public subscription, in numbers proportionate to the number of shares of actually owned by them.

7.3. A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

7.4. Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

7.5. Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

7.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

7.7. The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. If, within the time period provided for by the effective laws of the Russian Federation and by these Articles of Association, the Company's Board of Directors does not take a decision on convening an extraordinary General Meeting of the Shareholders or takes on a decision not to convene it, such extraordinary meeting may be convened by the said Shareholder(s).

7.8. Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

7.9. Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

7.10. Holders of common shares of the Company shall have other rights provided for by the effective laws of the Russian Federation and by these Articles of Association.

7.11. Each holder of common shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

7.12. **Holders of common shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.**

(old version: When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the floated common shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of his/her/its intention to buy the said shares. Upon completion of such transaction(s) of share purchase, the said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell common shares of the Company and issued convertible bonds owned by them to the said Shareholder, at the market price, however, not lower than their weighted average price over the six months preceding the date of such purchase.

Rules under the present clause shall apply to acquisition of each 5 percent of floated common shares in excess of 30 percent of floated common shares of the Company.)

Article 8.
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company shall grant its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided for by these Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's Authorized Capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

8.3. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

8.4. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

8.5. Holders of Type A preferred shares shall have the rights provided for under clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of these Articles of Association for holders of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

8.6. Holders of Type A preferred shares shall have the rights provided for under clauses 7.3, 7.6, 7.7, 7.8, and 7.9 of these Articles of Association in cases when Type A preferred shares have the right to vote in respect of any item within the terms of reference of the General Meeting of the Shareholders.

8.7. The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

8.8. The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

8.9. Holders of Type A preferred shares shall have other rights provided for by the effective laws of the Russian Federation, other statutory acts of the Russian Federation, and by these Articles of Association.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

8.11. Holders of preferred shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.

(old version: none)

Article 9.
Funds of the Company

9.1. The Company shall form a Reserve Fund to the amount of 5 percent of the Authorized Capital of the Company.

The Reserve Fund of the Company shall be formed by mandatory annual deductions of at least five percent of the Company's net profit until the Fund reaches the amount determined under the present clause.

The Reserve Fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve shall not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of the Shareholders in relation to the matter provided for by sub-clause 13, clause 12.2 of these Articles of Association, establish other funds, and in particular, an Equity Participation Fund for the Company's personnel.

The resources of the Equity Participation Fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent floatation of such shares with the said personnel.

When shares purchased at the expense of the Equity Participation Fund for the Company's personnel are sold to the Company's employees, the proceeds from such sale shall be allotted for setting-up the said Fund.

The procedure of forming and spending of the Fund's assets, and the purpose of the Fund shall be defined by the Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Article 10.
Dividends of the Company

10.1. The Company may, once in a year, decide on (declare) the payment of dividend under the floated shares.

Dividend shall be paid out of the Company's net profit stated in the Profit and Loss Report of the Company for the year's results. Dividend under preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on payment of annual dividend, amount of the annual dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of annual dividend shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividend a list of persons entitled to annual dividend shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividends. Where the annual General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the annual dividends.

10.3. When taking the decision on payment of the dividends, the Company shall be governed by restrictions set by the federal laws.

Article 11.
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining the Company's Shareholders Register in compliance with requirements of current legislation of the Russian Federation and other statutory acts of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively busy with keeping the Shareholders Register and holding a license of an officially established type for such activity

Approval of the Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the Registrar violate the civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, according to the procedure provided for by the effective laws of the Russian Federation, apply to a court with a claim that the Company should recover violated civil rights, including damages

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register the persons attending the General Meeting of the Shareholders, qualify the quorum of the General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by the Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes and sum up the voting, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of the Returning Board, the Registrar shall be guided by the effective legislation, the Company's Articles of Association or other internal documents.

Article 12.
General Meeting of the Shareholders

12.1. The general meeting of the shareholders is the supreme management body of the company.

12.2. The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to these Articles of Association, or approval of a new wording of the Articles of Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increase of the Company's Authorized Capital by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

(old version: 22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;)

22) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

23) decisions on other matters provided for by the Federal Law on Joint-Stock Companies and by these Articles of Association.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in sub-clauses 2, 7, 8 9, 15 – 19, 23, clause 12.2 of these Articles of Association exclusively when presented by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Articles of Association that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's common shares attending the Meeting, and three quarters of holders of holders of the said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once a year.

An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Articles of Association. Such proposals must be received by the Company not later than 60 days after the expiry of the fiscal year.

Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

12.8. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less

than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

12.9. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of the Board of Directors of the Company, shall be held within 70 days after the Board of Directors of the Company takes the resolution on holding it.

12.10. During the preparation of the extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by these Articles of Association. Such proposals shall be received by the Company at least 30 days before the date of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and by clause 12.6 of Article 12 of these Articles of Association.

12.11. The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 45 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more later than 65 days before the date of its holding and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders..

12:12. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

12.13. The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts;

data on nominees for the Company's Board of Directors, Auditing Committee, provided for by clause 12.6. of Article 12 of these Articles of Association,

draft revisions and amendments made in the Company's Articles of Association or the draft Company's Articles of Association in the new wording;

draft internal documents of the Company;

drafts of other documents, adoption of which is provided for in draft resolutions of the General Meeting of the Shareholders;

draft resolutions of the General Meeting of the Shareholders;

other information (materials) to be submitted in accordance with the current legislation,

other information (materials) required for passing resolutions on agenda items of the General Meeting of the Shareholders and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold the annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the floated voting shares of the Company.

The notice of holding a repeated General Meeting of the Shareholders and sending (handing) of voting tickets shall be completed at least 20 days before the date of holding such a repeated General Meeting of the Shareholders.

The notice of holding a repeated General Meeting of the Shareholders, the agenda of which contains the item of Company reorganization, shall be issued at least 30 days before date of holding a repeated General Meeting of the Shareholders.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

12.17. The General Meeting of the Shareholders shall be chaired by a person exercising the functions of the one-person executive body, unless determined otherwise by the Company's Board of Directors.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Article 13.
The Board of Directors of the Company

13.1. The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities.

13.2. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, the authority of the new members of the Board of Directors shall remain valid until the next scheduled annual General Meeting.

13.4. The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increase of the Company's Authorized Capital by floating by the Company of additional shares within the number of declared shares as defined by these Articles of Association, except for the cases provided for under sub-clauses 8, 9 clause 12.2 of the present Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract **for audit** made with the Company's auditor, including the determination of remuneration for **auditor's** services;

(old version: recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;)

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, **preliminary** agreeing upon candidates for the position of its manager and **dismissal of the said official upon the initiative of the Company**, as well as consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

(old version: 18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;)

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) **determining (changing) the functional units of the organizational structure and the key functions of the divisions included in the functional units of Company's organizational structure (except for the structure of branches and representative offices);**

(old version: determining the basic principles of constructing the organizational structure of the Company;)

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers **upon the initiative of the Company**;

(old version: preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of managers of said units;)

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board): establishing the term of its office, **appointing the Management Board members** and early termination of their powers;

(old version: forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;)

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-clause 18, clause 12.2 of the present Articles of Association, by joining as a participant, termination of participation, making additional contributions (instalments) related to the Company's participation in non-profit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approving other internal documents of the Company, in addition to those provided for under clause 13.4 of the present Articles of Association, regulating matters within the terms of reference of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Articles of Association in the terms of reference of the General Meeting of the Shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Code of Corporate Management of the Company.

42) preliminary agreeing upon employment of independent specialists in an audit of the Company's activities carried out by the Auditing Committee, on a paid basis.

43) determining the payment method and other important terms of the paid participation of independent specialists in an audit carried out by the Auditing Committee.

(old version: none)

44) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

13.6. The decisions on issues indicated in sub-clauses 7, **9** *(old version: none)* 20 of clause 13.4 of these Articles of Association shall be taken by all members of the Board of Directors unanimously without taking into account the votes of the retired members of the Company's Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in **the matter provided for by sub-clause 20** of clause 13.4 of these Articles of Association, **such matter may be presented** to the general meeting of shareholders for resolution by decision of the Board of Directors. **In this case**, a decision shall be taken by the majority of votes of holders of the Company's voting shares attending the meeting.

(old version: Where unanimity of the Company's Board of Directors has not been achieved in matters listed under sub-clauses 7 and 20 of clause 13.4 of these Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In these cases, decisions shall be taken by the majority of votes of holders of the Company's voting shares attending the meeting.)

Decisions on the issues indicated in sub-clause 21 of clause 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

13.7. Other matters defined by the Federal Law on Joint-Stock Companies and by these Articles of Association to be in the frame of reference of the Board of Directors and not listed under clause 13.6 hereabove, shall be passed by the majority of votes of members of the Board of Directors attending the meeting.

13.8. For the purpose of putting forward for decision by the Board of Directors the issue provided for by sub-clause 19, clause 13.4 of these Articles of Association, the price of the acquired of alienated property shall be juxtaposed with the book value of Company's assets:

- when property is acquired – the price of acquisition, taking into account the VAT and other indirect taxes and fees;

- when property is or may be alienated – the price of alienation, without taking into account the VAT or other indirect taxes and fees, determined by the parties to the transaction, or the book value of the property – depending on which of these amounts turns out to be greater.

(old version: none)

13.9. The procedure of convening and holding meetings of the Board of Directors and the amount and procedure of paying remunerations and compensations to members of the Board of Directors shall be defined by the Provision on the Board of Directors to be approved by the General Meeting of the Shareholders.

13.10. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, the Company Auditor, one-person or collective executive body of the Company as well as on request of shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.11. The quorum for a meeting of the Board of Directors of the Company shall be over half of elected members of the Board of Directors.

13.12. Meetings of the Board of Directors of the Company can be held in the form of joint presence (including the use of conference telecommunication facilities) or absentee voting.

13.13. When assessing the quorum and the results of voting at the meeting of the Board of Directors held in the form of joint presence account shall be taken of written opinions of any member of the Board of Directors absent at its meeting.

13.14. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In taking decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.15. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and take chair at them, supervise the minute keeping at its meetings and ensure effective operation of committees of the Board of Directors.

13.16. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by the majority of votes of its members attending the meeting.

Article 14.
The Managing Board of the Company

14.1. The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

14.2. The number and namelist of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors.

14.3. The Management Board shall be formed for the period determined by the Company's Board of Directors when appointing its members.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

14.4. The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-

profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the Board of Directors, except for the issues provided for by sub-clauses 24, 26, 27, 28, 31, 33 of clause 13.4, Article 13 of these Articles of Association, as well as issues raised in compliance with the legislation, stating the exact dates of their consideration by the Board of Directors making impossible preliminary consideration of such issues by the Management Board of the Company;

6) preparing materials to be considered by committees of the Board of Directors;

(old version: preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;)

7) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

8) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

9) working out the methodology of planning, budgeting and controlling of the Company and its branches;

10) working out the policy of ensuring the Company's and branches' security;

11) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

12) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

13) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials **upon the initiative of the Company**;

(old version: 12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;)

14) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

15) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

16) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

17) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

18) approving (changing) the organizational structure of the Company, including the approval of the functions of structural units (except for the structure and functions of representative offices and structural units of branches located outside the addresses of branch locations).

(old version: approval of the Company's organizational structure, including the basic functions)

14.5. The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the **proposals of committees of the Board of Directors** and the Company's General Manager.

(old version: The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager)

14.6. The procedure of convening and holding the meetings of the Management Board and the procedure of decision-making by the Management Board shall be established in the Provision on the Company's Management Board to be approved by the General Meeting of the Company's Shareholders.

(old version: The procedure of convening and holding the Managing Board meetings, the procedure of decision-making by the Managing Board and the amount and procedure of paying the remuneration to members of the Managing Board shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company)

14.7. The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company.

The conditions of the contract shall provide for the right of a member of the Management Board to a compensation for proven expenses related to his/her discharging the functions of a member of the Management Board, as well as the right to the remuneration, the amount of which and the procedure of paying which are established by the Company's bylaw approved by the Company's Board of Directors.

On behalf of the Company the contract shall be signed by the General Manager of the Company.

(old version: The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company. The contract shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors.)

Article 15.
General Manager of the Company

15.1. General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

15.2. General Manager shall take decisions on matters not assigned under these Articles of Association to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager acts as the Chairperson of the Management Board.

15.4. The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Rights and duties, labour remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairperson of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.

15.5. The Company's Board of Directors shall be entitled at any time to take the decision on early termination of the powers of the Company's General Manager and on termination of the contract with him.

Article 16.
Corporate Secretary of the Company.
Staff of Corporate Secretary of the Company

16.1. By resolution of the Board of Directors a special person can be nominated, whose task would be to ensure observance of by the Company's bodies and officials of the procedure requirements guaranteeing the exercise of rights and interests of the Company's shareholders – Corporate Secretary of the Company.

16.2. The rights, duties, term of office, salary and responsibility of the Corporate Secretary of the Company shall be determined by internal documents of the Company as well as the agreement concluded by him with the Company. On behalf of the Company the contract shall be signed by the Chairperson of the Company's Board of Directors.

16.3. To ensure an effective execution by the Corporate Secretary of the Company of his duties in the Company, staff of the Corporate Secretary of the Company can be set up, its membership, numbers, structure and duties of the employees to be determined by the internal document of the Company approved by the Board of Directors.

Article 17.
Control over the Financial and Economic Activity of the Company

17.1. To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

17.2. The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

17.2.1. The authority of individual members or all members of the Auditing Committee can be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of pre-schedule termination of the authority of members of the Auditing Committee the authority of the new members of the Auditing Committee shall be valid till the next annual General Meeting of the Shareholders.

If the number of members of the Auditing Committee becomes less than half of the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders for electing new members of the Auditing Committee. The remaining members of the Auditing Committee shall exercise their functions till election of the new members of the Auditing Committee at the extraordinary General Meeting of the Shareholders.

17.2.2. The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

17.2.3. Checks (revisions) of financial and economic activities of the Company by the Auditing Committee shall be carried out on the basis of the annual results of the Company's activity.

Checks (revisions) of financial and economic activities of the Company shall be also carried out at any time:

on the initiative of the Auditing Committee proper of the Company;

on resolution of the General Meeting of the Shareholders of the Company;

on resolution of the Board of Directors of the Company;

on request of shareholder(s) of the Company jointly owning at least 10 percent of voting shares of the Company on all matters within the terms of reference of the General Meeting of the Shareholders as of the date of making the request.

17.2.4. On request of the Auditing Committee, the persons holding posts in the managing bodies of the Company shall present documents on the financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing Committee as well as the amount and procedure of paying remuneration to members of the Auditing Committee shall be determined by the Provision on the Auditing Committee of the Company approved by the General Meeting of the Shareholders.

17.3. To ensure constant internal control over the procedure of accomplishing all the economic operations at the Company, a special structural subdivision, independent of the Company's executive bodies, shall be set up, the activity of which shall be controlled directly by the Board of Directors of the Company.

Functions of the said structural subdivision, the procedure of its activity, the procedure of nominating the employees, the requirements to them shall be determined by the internal document approved by the Board of Directors of the Company.

17.4. To check and confirm the correctness of annual financial statements, the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders.

17.4.1. The Auditor shall check the financial and economic activity of the Company in accordance with legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General Meeting of the Shareholders shall approve the Company's Auditor. Terms of the contract concluded with the Auditor, including the amount of payment for his services shall be approved by the Board of Directors of the Company.

17.4.3. Auditing of the Company's activity shall be conducted at any time on request of the shareholders whose joint share in the Authorized Capital is 10 or more percent. The shareholders initiating the auditing shall submit to the Board of Directors a written request, which shall contain a motive for bringing up the request, name (title) of shareholders, number and category (type) of shares belonging to them, signature of a shareholder or of a person empowered to act for him. In case when the request is signed by the empowered person a power of attorney shall be enclosed to it.

Article 18.
Reorganization of the Company

18.1. The Company can be voluntarily reorganized by resolution of the General Meeting of the Shareholders. Other grounds and procedure for the Company's reorganization shall be determined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be effected by merger, affiliation, split-off, detachment and transformation to a different organizational legal form in accordance with the procedure provided for by the Federal Law on Joint-Stock Companies.

Article 19.
Winding-up of the Company

19.1. The Company can be voluntarily liquidated by resolution of the General Meeting of the Shareholders or by court decision in the cases and following the procedure provided for by the current legislation.

19.2. In the cases provided for by the current legislation of the Russian Federation, the Company shall take a decision on its voluntary winding-up.

19.3. In the event that during voluntary winding-up of the Company its property is insufficient for making settlements with all the Company's creditors, the Chairperson of the Liquidation Commission of the Company nominated by the General Meeting of the Shareholders shall file an application with the Arbitration Tribunal on exercising a simplified bankruptcy procedure in respect of the Company .

DRAFT DECISIONS ON THE ISSUES OF THE AGENDA
of the annual general meeting of the shareholders
OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM
30.06.2006

ON ISSUE No. 1 Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).
DRAFT DECISION:
To approve the annual report of the Company for 2005, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as distribution of profit, including that for dividend payment, and Company's losses based on the results of the fiscal year under report (2005).

ON ISSUE No. 2 Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).
DRAFT DECISION:
Dividend for the year 2005 shall be paid:

- ***for type A preferred shares in the amount of 0.652 roubles per share in the monetary form from 15th August 2006 till 15th December 2006***
- ***for common shares in the amount of 0.265 roubles per share in the monetary form from 15th August 2006 till 15th December 2006.***

ON ISSUE No.3 Electing the Members of the Company's Board of Directors.
DRAFT DECISION:
The Company's Board of Directors shall be elected from the proposed list:
1.
...
19.

ON ISSUE No.4 Electing the Members of the Company's Auditing Committee.
DRAFT DECISION:
The Auditing Committee of the Company with the following members shall be elected:
1.
...
10.

ON ISSUE No. 5 Approving the Company's Auditor for the year 2006.
DRAFT DECISION:
The Ernst & Young Limited Liability Company shall be approved as the Company's auditor for the year 2006.

ON ISSUE No. 6 Approving the Company's Articles of Association in a new version.
DRAFT DECISION:
To approve the Company's Articles of Association in the new version.

ON ISSUE No.7 Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.
DRAFT DECISION:
To introduce amendments and additions No.1 into the Company's Provisions on the General Meeting of the Shareholders.

ON ISSUE No.8 Approving the Provisions on the Board of Directors of the Company in a new version.
DRAFT DECISION:
To approve the Provisions on the Board of Directors of the Company in a new version.

ON ISSUE No.9. Approving the Provisions on the Auditing Committee of the Company in a new version.
DRAFT DECISION:
To approve the Provisions on the Company's Auditing Committee in a new version.

ON ISSUE No. 10. Determining the amount of remuneration to members of the Board of Directors of the Company.
DRAFT DECISION:
To determine the standard of deductions for the calculation of the annual remuneration for 2006 of the members of the Company's Board of Directors (for all) elected by the decision of the annual general meeting of the shareholders of OJSC NWT of 30.06.06 to the following amount:

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;***
- ***0.78 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.***

Data on the Candidate for the Position of the Company's Auditor
Ernst & Young Limited Liability Company

Location: 77, Sadovnicheskaya nab., building 1, Moscow, Russia, 115035

Branch in St. Petersburg: 23A, ul. Malaya Morskaya, St. Petersburg, Russia, 190000.

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 05th December 2002, series 77 No. 007367150, registered by the State Institution Moscow Registration Chamber on 20th June 2002, No. 108.877, under the basic state registration number 1027739707203.

License for auditing No. E002138 approved by the Order of the Ministry of Finance of RF of 30th September 2002, No. 223, issued for a period of five years.

Composition of the auditors team:

Partner – Ralf Wagener

Auditing Department Manager: Andrey Evgenievich Sadun, Auditor's Qualification Certificate No. K003581 (general audit), issued on 07th May 2003, for an unlimited period.

Tax Department Partner: Vladimir Georgievich Abramov;

Tax Department Manager: Dmitry Borisovich Babiner.

The composition of the auditors team on the whole will remain unchanged in 2006.

Ernst & Young Company has an experience of auditing OJSC North-West Telecom for the years 2002 through 2005.

BOARD OF DIRECTORS **EXTRACT**
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/10 (06)
(absentee meeting)

St. Petersburg 19th April 2006

PARTICIPANTS:
Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager of OJSC North-West Telecom
Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	- Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	- Assistant Minister of the RF Ministry for Information Technologies and Communication
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina	- Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Managing director, "AIG - Brunswick Capital Management" Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

1. **ISSUES CONSIDERED:**

Matters related to preparing and holding the annual General Meetings of the Company's Shareholders. The items were previewed at the meetings of the Corporate Management Committee (the minutes are enclosed).

DECISION:

1.1. An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING). The date, place and time of holding the MEETING shall be approved – 30th June 2006 at the following address: 14, Sinopskaya naberezhnaya, St. Petersburg, at 01-00 p.m. Moscow time. Starting time of shareholders registration for participation in the work of the MEETING convoked – 11hours 00 minutes a.m. Moscow time; place of registration – in the venue of the MEETING.

1.2. 15th May 2006 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.

1.3. The Notification on the MEETING shall be published in the Izvestiya newspaper not later than 30th May 2006.

1.4. The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:

- **voting ballots;**
- **and additionally – Notification on holding the MEETING.**

1.5. The following mailing address, to which filled in voting ballots may be sent shall be approved: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.

Date of finishing the acceptance of voting ballots: 27th June 2006.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors	V.N.Yashin
Secretary of the Board of Directors	A.A. Bondarenko

The extract is true	
Secretary of the Board of Directors	A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:

5.1.**The Report of Auditor and Auditing Committee of the Company on the results of the audit of the Company's Annual Accounts and Reports for the year 2005 shall be taken into consideration.**

5.2.It shall be recommended to the annual general meeting of the shareholders to approve the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

NOTIFICATION OF HOLDING THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Dear Shareholder,

Hereby OJSC North-West Telecom would like to advise you of holding on 30th June 2006 at 1 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, the annual general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).

Registration of the shareholders will be held on 30th June 2006 starting from 11:00 Moscow time in the venue of the Meeting.

Agenda of the Meeting:

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).
2. Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).
3. Electing the Members of the Company's Board of Directors.
4. Electing the Members of the Company's Auditing Committee.
5. Approving the Company's Auditor for the year 2006.
6. Approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.
7. Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders".
8. Approving the Provisions on the Board of Directors of the Company, in new version
9. Approving the Provisions on the Auditing Committee of the Company in a new version.
10. Determining the amount of remuneration for Members of the Board of Directors of the Company.

The list of the parties entitled to participation in the Meeting has been made up according to the data of the register of the Company's registered securities holders as of **15 May 2006.**

The right of vote on all the issues of the MEETING's agenda belongs to the holders of common shares only.

Shareholders may get familiarized with the materials for the Meeting starting from 9th June 2006 till 29th June 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), Shareholders Department, and at the Branches of the Company at the addresses:

- *45, Troitsky pr., office 208, Arkhangelsk, (OJSC "NWT", Arkhangelsk branch)*
- *2, ul. Lyudogoshcha, office334a, Veliky Novgorod (OJSC "NWT", Novgorod branch)*
- *4, Sovetsky pr., office 106, Vologda, (OJSC "NWT", Vologda branch)*
- *24, ul. Bolnichnaya, Kaliningrad, office 13 (OJSC "NWT", Kaliningrad branch)*
- *17, ul. Oktyabrkaya, Murmansk (OJSC "NWT", Murmansk branch)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (OJSC "NWT", Karelia branch)*
- *17, ul. Nekrasova, Pskov, office 211 (OJSC "NWT", Pskov branch)*
- *60, ul. Lenina, kab. 104, Syktyvkar (OJSC "NWT", Komi branch)*
- *29, ul. Kommunistov, office 9, Cherepovets, (OJSC "NWT", Vologda branch, Western UES)*

Otherwise, the said information (materials) to the Meeting can be found on the Company's Website: **www.nwtelecom.ru**. On the 30th of June 2006 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) **is entitled to be present at the Meeting** personally and to vote on the issues of the agenda of the Meeting **or to send filled out ballots by mail to**:

1) **14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.**
2) **15A, ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC "United Registration Company"**

The deadline for acceptance of voting ballots in case of sending them by mail is the 27th of June 2006. Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot must be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders: passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or certified by the notary.
2. For a representative of a legal entity shareholder: passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the RF Civil Code or certified by the notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of a power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the RF Civil Code or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

Telephone for information: (812) 312 52 89, Shareholders Department

Corporate Secretary, OJSC "NWT"

MEETING OF THE AUDIT COMMITTEE OF THE OJSC "NORTH-WEST TELECOM" BOARD OF DIRECTORS

EXTRACT FROM MINUTES No. 19-05/11(06)

St. Petersburg | April 28, 2006

(telephone conference)

PARTICIPANTS:

Chairperson of the Committee:		
I.I. Rodionov	-	Managing Director of AIG Brunswick Capital Management, member of the Board of Directors
Members of the Committee:		
D.G. Yefimov	-	Director General of the Klin Design and Construction Center, member of the Board of Directors
D.V.Levkovsky	-	Vice-President of NCH Advisors, Inc., member of the Board of Directors
Secretary of the Committee:		
M.M. Semchenko	-	Chief Accountant of OJSC "North-West Telecom"
INVITED PERSONS:		
R. Vagener	-	Managing Partner of LLC "Ernst and Young", St. Petersburg branch
A. Sadun	-	Manager at the Audit Department of LLC "Ernst and Young", St. Petersburg branch
Ye. Chikisheva	-	Partner of LLC "Ernst and Young"
Ye.V. Zabuzova	-	Director of the Economic Planning and Budgeting Department of OJSC "Svyazinvest"
R.K. Aksyaitov	-	Deputy Chief Accountant of OJSC "Svyazinvest"
A.N. Levashev	-	Director of the Internal Audit Department of OJSC "North-West Telecom"

DECISION:

1. To take note that:

- The Auditor fulfilled all obligations in accordance with the contract for audit services under Russian Accounting Standards in respect of the 2005 results of the Company;
- In the course of work the members of the Audit Committee received from the Company Auditor all necessary information, explanations and answers to questions in due time;

- The Auditors communicated to the Audit Committee in due time their opinion on the risks relating to the operation of the Company;
- The Auditors regularly monitored the application and modification of the system of accounting and tax records at the Company.
- The Company received the unconditionally favorable audit report on the results of 2005 under the Russian standards.
- The Company Management did the appropriate work for improving the accounting methodology and procedures. This work will be continued in 2006.

2. To recommend that the Board of Directors take note of the Reports of the Auditor and the Auditing Committee of the Company on the results of audit of the 2005 accounting reports of the Company.

3. To recommend that the Board of Directors recommend that the annual general meeting of shareholders approve the annual accounting reports, including the profits and losses report (profits and losses account), as well as the distribution of profit, including for the payment of dividends, and losses of the Company, based on the results of the accounting year 2005.

4. To recommend that the Board of Directors recommend that the annual general meeting of shareholders make the decision on the payment of dividends for 2005:

- On type A preference shares, at the rate of **0.652** ruble per share in the form of money from August 15, 2006 till December 15, 2006 inclusive;
- On ordinary shares, at the rate of **0.265** ruble per share in the form of money from August 15, 2006 till December 15, 2006 inclusive.

THE DECISION WAS MADE UNANIMOUSLY

Chairperson of the Audit Committee
of the OJSC "North-West Telecom"
Board of Directors — I.I. Rodionov

Secretary of the Committee — M.M. Semchenko

The extract is true

Secretary of the Committee — M.M. Semchenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, “AIG - Brunswick Capital Management” Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10.
There is the quorum for taking decisions.
Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:

The issue of determining the amount of remuneration to members of the Board of Directors shall be proposed for consideration of the annual general meeting of the shareholders with the following draft resolution:

To determine the standard of deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the annual general meeting of the shareholders of OJSC NWT of 30.06.06 to the following amount:

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.78 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	- Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	- Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	- Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
It shall be recommended to the annual general meeting of the shareholders to approve the Provisions on the Company's Auditing Committee, in a new version.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors V.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/14 (06)
(meeting by attendance)

EXTRACT

St. Petersburg — May 19, 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	-	General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	-	General Manager of OJSC North-West Telecom
Alexandr Alexandrovich Gogol	-	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	-	General Manager of Klin Design and Construction Works
Alexandr Vyacheslavovich Ikonnikov	-	Chairperson of the Supervisory Board of the Association of Independent Directors
Alexandr Nikolayevich Kiselev	-	Assistant Minister of the RF Ministry for Information Technologies and Communication
Irina Mikhailovna Ragozina	-	Manager of the Department of Corporate Governance, OJSC Svyazinvest
Ivan Ivanovich Rodionov	-	Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Konstantin Vladimirovich Belyaev	-	Deputy General Manager, OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	-	Vice-President, NCH Advisors Inc. Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

Chairman of the Board of Directors V.N. Yashin opened the meeting.

DECISION:
It shall be recommended to the annual general meeting of the shareholders to approve the Provisions on the Company's Board of Directors, in a new version.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors — V.N.Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors — A.A. Bondarenko

Audit Committee :

Chairperson:

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, member of the Board of Directors;**

Members of the Committee:

D.V.Levkovsky – **Vice-President, NCH Advisors Inc. Company, member of the Board of Directors**

D.G. Yefimov – **General Manager, Klin Design and Construction Works, member of the Board of Directors**

Activities of the Corporate Governance Committee in 2005:

In 2005 the Committee held 12 meetings.

37 issues were considered:

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on introducing the provisions of the Corporate Behaviour Code into the Company's operation:**
- considering the Regulations on Preparing and Presenting Materials for Meetings of the Board of Directors, Committees of the Board of Directors, the Management Board and Notifications by the General Manager, Board of Directors
- on the structural division of the Company discharging internal control functions.
- **on carrying out corporate transformations of the Company:**
- on improving corporate governance in the Company
- on the draft standard agreement with a member of the Board of Directors
- on the Concept of Increasing the Capitalization of OJSC NWT for 2005-2007
- on the plan of priority measures for improving corporate governance in the Company
- **on determining the basic principles of constructing the organizational structure of the Company:**
- on the basic principles of constructing the organizational structure of OJSC NWT
- **on issues related to convoking, preparing and holding annual and extraordinary general meetings of the shareholders taking into account the use of the Company's best practices of corporate governance;**
- considering proposals received from Company's shareholders as to nominations to the bodies of the Company to be elected by the annual general meeting of shareholders and as to issues to be entered on the agenda of the annual general meeting of Company shareholders in 2005.
- on the draft annual report for 2004
- **on introducing amendments and additions to the Articles of Association and to other bylaws of the Company, approved by the general meeting of the shareholders and the Company's Board of Directors:**
- on proposals as to introducing amendments and additions to the Articles of Association, to the Provisions on the Board of Directors and to the Provisions on the General Meeting of the Shareholders
- on the Standard Provisions on a Branch of OJSC NWT
- on introducing amendments to the Provisions on Branches
- on introducing amendments and additions to the Provisions on Committees.

Besides, recommendations have been prepared for the Board of Directors on taking decisions on the issues of the agendas of the general meetings of subsidiaries, whose only participant is the Company: Pagetelecom LLC, AMT LLC, RPK Svyazist LLC, RSU - Telecom LLC, NWT-Finance LLC, Novgorod Deitacom LLC, Novgorod Datacom LLC, CJSC Svyaz Investment Company, LLC Parma Paging.

Activities of the Strategic Development Committee in 2005:

In 2005 the Committee held 19 meetings.

62 issues were considered.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on priority areas of Company's activities:**
- on medium-term Company development forecast for 2006-2008;
- on the Programme for Improving the Efficiency of OJSC NWT's Operations for 2006-2008;
- on approving the Forecast of OJSC NWT Development for 2006-2008;
- on the Programme for the Maximum Compensation for Company's proceeds "lost" in connection with the forthcoming demonopolization of the telecommunication services market in 2006 and the intensifying competition with independent operators;
- on Company's budget performance in the year 2004;
- on updates of the Company's budget for 2005;
- **on improving the system of budgeting, the process of investment planning, monitoring and analysis in the Company:**
- on proposals of the Management Board on cutting down expenses in 2005 against the approved budget (resolution of the Board of Directors of 21.01.05, minutes of the meeting No. 01-05);
- on the Marketing Strategy of the Company for the years 2005-2006;
- **on the investment policy of the Company for the purpose of development and upgrading of telecommunication networks in the region:**
- on approving the investment priorities of the Company for the year 2006;
- **on the strategy of capitalization improvement;**
- on expediency of obtaining the second credit rating by OJSC NWT;
- on the basic areas of improving the competitive capacity in the market of communication services up to the year 2010;
- on borrowing a syndicated credit;
- **on establishing the procedure of Company's interaction with organizations, in whose capital the Company holds a stake** (termination of participation, increasing the stake held in subsidiary or affiliate companies, etc.), as well as issues of general meetings of the shareholders/participants of subsidiary or affiliate companies.

Activities of the Appointments and Remuneration Committee in 2005:

In 2005 the Committee held 13 meetings.

43 issues were considered.

Basic issues of the terms of reference, on which recommendations to the Board of Directors have been given:

- on establishing the principles and criteria of setting the amounts of remunerations and compensations to be paid to members of the Board of Directors, the General Manager, members of the Management Board and members of the Auditing Commission of the Company;

Audit Committee :

Chairperson:

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, member of the Board of Directors;**

Members of the Committee:

D.V.Levkovsky – **Vice-President, NCH Advisors Inc. Company, member of the Board of Directors**

D.G. Yefimov – **General Manager, Klin Design and Construction Works, member of the Board of Directors**

Activities of the Corporate Governance Committee in 2005:

In 2005 the Committee held 12 meetings.

37 issues were considered:

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on introducing the provisions of the Corporate Behaviour Code into the Company's operation:**
- considering the Regulations on Preparing and Presenting Materials for Meetings of the Board of Directors, Committees of the Board of Directors, the Management Board and Notifications by the General Manager, Board of Directors
- on the structural division of the Company discharging internal control functions.
- **on carrying out corporate transformations of the Company:**
- on improving corporate governance in the Company
- on the draft standard agreement with a member of the Board of Directors
- on the Concept of Increasing the Capitalization of OJSC NWT for 2005-2007
- on the plan of priority measures for improving corporate governance in the Company
- **on determining the basic principles of constructing the organizational structure of the Company:**
- on the basic principles of constructing the organizational structure of OJSC NWT
- **on issues related to convoking, preparing and holding annual and extraordinary general meetings of the shareholders taking into account the use of the Company's best practices of corporate governance;**
- considering proposals received from Company's shareholders as to nominations to the bodies of the Company to be elected by the annual general meeting of shareholders and as to issues to be entered on the agenda of the annual general meeting of Company shareholders in 2005.
- on the draft annual report for 2004
- **on introducing amendments and additions to the Articles of Association and to other bylaws of the Company, approved by the general meeting of the shareholders and the Company's Board of Directors:**
- on proposals as to introducing amendments and additions to the Articles of Association, to the Provisions on the Board of Directors and to the Provisions on the General Meeting of the Shareholders
- on the Standard Provisions on a Branch of OJSC NWT
- on introducing amendments to the Provisions on Branches
- on introducing amendments and additions to the Provisions on Committees.

Besides, recommendations have been prepared for the Board of Directors on taking decisions on the issues of the agendas of the general meetings of subsidiaries, whose only participant is the Company: Pagetelecom LLC, AMT LLC, RPK Svyazist LLC, RSU - Telecom LLC, NWT-Finance LLC, Novgorod Deitacom LLC, Novgorod Datacom LLC, CJSC Svyaz Investment Company, LLC Parma Paging.

Activities of the Strategic Development Committee in 2005:

In 2005 the Committee held 19 meetings.

62 issues were considered.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- **on priority areas of Company's activities:**
- on medium-term Company development forecast for 2006-2008;
- on the Programme for Improving the Efficiency of OJSC NWT's Operations for 2006-2008;
- on approving the Forecast of OJSC NWT Development for 2006-2008;
- on the Programme for the Maximum Compensation for Company's proceeds "lost" in connection with the forthcoming demonopolization of the telecommunication services market in 2006 and the intensifying competition with independent operators;
- on Company's budget performance in the year 2004;
- on updates of the Company's budget for 2005;
- **on improving the system of budgeting, the process of investment planning, monitoring and analysis in the Company:**
- on proposals of the Management Board on cutting down expenses in 2005 against the approved budget (resolution of the Board of Directors of 21.01.05, minutes of the meeting No. 01-05);
- on the Marketing Strategy of the Company for the years 2005-2006;
- **on the investment policy of the Company for the purpose of development and upgrading of telecommunication networks in the region:**
- on approving the investment priorities of the Company for the year 2006;
- **on the strategy of capitalization improvement;**
- on expediency of obtaining the second credit rating by OJSC NWT;
- on the basic areas of improving the competitive capacity in the market of communication services up to the year 2010;
- on borrowing a syndicated credit;
- **on establishing the procedure of Company's interaction with organizations, in whose capital the Company holds a stake** (termination of participation, increasing the stake held in subsidiary or affiliate companies, etc.), as well as issues of general meetings of the shareholders/participants of subsidiary or affiliate companies.

Activities of the Appointments and Remuneration Committee in 2005:

In 2005 the Committee held 13 meetings.

43 issues were considered.

Basic issues of the terms of reference, on which recommendations to the Board of Directors have been given:

- on establishing the principles and criteria of setting the amounts of remunerations and compensations to be paid to members of the Board of Directors, the General Manager, members of the Management Board and members of the Auditing Commission of the Company;